NOTICE OF ANNUAL AND SPECIAL MEETING
OF UNITHOLDERS
TO BE HELD ON MAY 2, 2006
WITH RESPECT TO,
AMONG OTHER THINGS,
A PROPOSED ARRANGEMENT INVOLVING
1231207 ALBERTA ULC
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MANAGEMENT INFORMATION CIRCULAR
- and -
NOTICE OF PETITION
March 31, 2006

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
       NOTICE IS HEREBY GIVEN that an annual and special meeting of unitholders (“Unitholders”) of Fording Canadian Coal Trust (the “Trust”) will be held at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta in the Alberta Ballroom on Tuesday, May 2, 2006 at 11:00 a.m. (Mountain Time) (the “Meeting”) for the following purposes:

1.	to receive the Trust’s Audited Annual Comparative Consolidated Financial Statements for the financial year ended December 31, 2005 and the auditor’s report thereon;

2.	to elect the trustees of the Trust (the “Trustees”) and approve the election of the directors of the Trust’s indirect wholly-owned subsidiary, Fording (GP) ULC (“Fording ULC”), for the ensuing year;

3.	to appoint PricewaterhouseCoopers LLP as the auditors of the Trust for the ensuing year and authorize the Trustees to fix their remuneration;

4.	to consider and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”) in the form attached as Appendix “A” to the Management Information Circular which accompanies this notice (the “Information Circular”) in order to reorganize the assets and liabilities of the Trust under a new trust that can qualify for the exception from the non-resident ownership restriction available to mutual fund trusts under the Income Tax Act (Canada) in certain circumstances. If passed by the requisite majority of Unitholders, the Arrangement Resolution would:

(a)	evidence the Unitholders’ approval of the arrangement (the “Arrangement”) being proposed by 1231207 Alberta ULC (“Arrangement Co.”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”), substantially on the terms contemplated in the Plan of Arrangement attached as Appendix “G” to the Information Circular (the “Plan of Arrangement”), with such additions, deletions or modifications as the Trustees in their discretion deem appropriate;

(b)	authorize the Trustees to vote the common shares of Arrangement Co. in favour of, and to undertake such other actions as are required to give effect to, the Arrangement;

(c)	authorize the continuance of Fording ULC under the ABCA in the manner contemplated by Section 3.1(e) of the Plan of Arrangement and any amendment of Fording ULC’s charter documents required to effect such transaction; and

(d)	authorize and approve any amendments to: (i) the amended and restated declaration of trust of the Trust dated August 24, 2005, as amended by a supplemental declaration amendment dated August 24, 2005 (the “Declaration of Trust”); or (ii) the terms of the unit based compensation plans of the Trust, in each case which are necessary or advisable to give effect to the Arrangement;

5.	to consider and, if deemed advisable, pass a special resolution (the “Declaration Amendment Resolution”) in the form attached as Appendix “B” to the Information Circular, that if passed by the requisite majority of Unitholders, would authorize and approve an amendment to the Declaration of Trust to modify the indemnification provisions set forth in Section 13.1 thereof, in order to provide the Trustees with the right to be advanced monies in connection with certain proceedings brought against them in their capacity as Trustees;

6.	to consider and, if deemed advisable, pass an ordinary resolution (the “Rights Plan Amendment Resolution”) in the form attached as Appendix “C” to the Information Circular in order to comply with the terms of the current Unitholder rights plan (the “Unitholders Rights Plan”) which requires that such plan be reconfirmed by Unitholders after three years. If passed by the requisite majority of Unitholders, the Rights Plan Amendment Resolution would authorize the continued operation of the Unitholder Rights Plan for a further three years as well as certain amendments to such plan intended to reflect general developments in Canadian rights plans that have occurred since implementation of the Unitholder Rights Plan in 2003;

7.	to consider and, if deemed advisable, pass an ordinary resolution (the “Unit Plan Amendment Resolution”) in the form attached as Appendix “D” to the Information Circular in order to make certain amendments to the terms of the current phantom unit plan of the Trust, including to allow for payments from such plan in units of the Trust (“Units”) issued from treasury; and

8.	to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.
      The details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.
      The Trustees unanimously recommend that Unitholders vote FOR each of the Arrangement Resolution, the Declaration Amendment Resolution, the Rights Plan Amendment Resolution and the Unit Plan Amendment Resolution.
Record Date
      The record date for the determination of Unitholders entitled to receive notice of and to vote at the Meeting was March 20, 2006. Only Unitholders whose names were entered on the registers of the Trust at the close of business on that date are entitled to receive notice of and to vote at the Meeting. Unitholders who acquire Units after March 20, 2006 should make arrangements with the selling Unitholder to direct how such Units may be voted at the Meeting.
Voting Procedures
      The procedures by which Unitholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether Unitholders are registered Unitholders, being those persons or entities who hold Units directly in their own names and who are entered on the register of Unitholders of the Trust, or non-registered Unitholders, being those persons or entities who hold Units through an intermediary such as a bank, trust company, investment dealer, broker or trustee or administrator of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans or similar plans (an “Intermediary”). Non-registered Unitholders are advised that the voting procedures applicable to them will vary depending on whether they have given permission to their Intermediary to disclose their ownership information to the Trust or have objected to their Intermediary’s disclosure of this information.
Registered Unitholders
      In order to vote with respect to matters being considered at the Meeting, registered Unitholders must either:

(a)	attend the Meeting in person;

(b)	sign, date and return the enclosed form of proxy, or such other proper form of proxy prepared for use at the Meeting which is acceptable to Computershare Trust Company of Canada (the “Transfer Agent”); or

(c)	otherwise communicate their voting instructions in accordance with the instructions set out in the enclosed form of proxy or through the use of another acceptable and proper form of proxy.
      Any proxy to be used at the Meeting must be received by the Transfer Agent at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) prior to the deadline of 3:00 p.m. (Mountain Time) on Friday, April 28, 2006, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any adjournment or postponement of the original Meeting. Registered Unitholders may provide their voting instructions by any of the following means:

•	by mail to the address set forth above (a pre-paid, pre-addressed return envelope is enclosed);

•	by hand or by courier to the address set forth above;

•	by telephone at (866) 732-VOTE (8683) (Canada and the United States only); or

•	by internet at www.computershare.com/proxy
      Registered Unitholders who are not individuals should provide their voting instructions by mail, hand delivery or courier and not by telephone or internet.

Non-Registered Unitholders
      A substantial number of Unitholders do not hold Units in their own names. Units may be beneficially owned by a person but registered either (a) in the name of an Intermediary; or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant. If Units are shown in an account statement provided to the Unitholder by an Intermediary, in almost all cases those Units will not be registered in the name of the Unitholder on the registers of the Trust.
      Please note that only proxies from registered Unitholders can be recognized and acted upon at the Meeting. As a consequence, non-registered Unitholders resident in Canada who have objected to the release of their ownership information to the Trust and all non-registered Unitholders resident outside of Canada should carefully review the instructions provided to them by their Intermediary regarding how to provide voting instructions or obtain a proxy with respect to their Units. Such Unitholders may also wish to contact their Intermediaries directly in order to obtain instructions regarding how to exercise their right to vote Units that they beneficially own. Non-registered Unitholders resident in Canada who have not objected to the release of their ownership information to the Trust should carefully review the instructions provided to them by the Transfer Agent regarding how to provide voting instructions or obtain a proxy with respect to their Units. Such Unitholders may also wish to contact the Transfer Agent directly in order to obtain instructions regarding how to exercise their right to vote Units that they beneficially own or to obtain a proxy in respect thereof.
      DATED at Calgary, Alberta, this 31st day of March, 2006.

By Order of the Trustees

“James F. Jones”
_______________________________________ James F. Jones
Trust Secretary

v

INFORMATION FOR ALL UNITHOLDERS
      This Management Information Circular (the “Information Circular”) is being sent to the holders of units (“Unitholders”) of Fording Canadian Coal Trust (the “Trust”) in connection with the annual and special meeting of Unitholders to be held on Tuesday, May 2, 2006 (the “Meeting”) at which Unitholders are being asked to consider, among other things, an arrangement being proposed by the Trust’s wholly-owned subsidiary, 1231207 Alberta ULC (“Arrangement Co.”), under Section 193 of the Business Corporations Act (Alberta) (the “Arrangement”).
      This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.
      No person has been authorized to give any information or make any representation in connection with the matters proposed to be considered at the Meeting other than those contained in or incorporated by reference into this Information Circular and, if any other information has been given or any other representation has been made, any such information or representation must not be relied upon as having been authorized.
      Unless otherwise noted, the information provided in this Information Circular is given as of Friday, March 31, 2006.
FORWARD-LOOKING INFORMATION ADVISORY
      This Information Circular contains or incorporates by reference forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, relating, but not limited, to the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This Information Circular contains forward-looking information. For example, the Information Circular describes the Arrangement, the structure resulting from such transaction and the material attributes of various entities following its completion. See for example “Special Meeting Business — Plan of Arrangement”, “Governance Following the Arrangement”, “Information Concerning the New Trust”, “Risk Factors” and “Distribution Policies Following Completion of the Arrangement”.
      Pro forma financial information giving effect to the Arrangement has also been provided. See “Appendix “I” — Financial Statements”. This information is based, in part, on the assumption that the Arrangement will be completed and on the basis described in this Information Circular. Readers are cautioned that the Arrangement may be significantly modified and may not proceed at all even if approved by Unitholders at the Meeting.
      Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained or incorporated by reference into this Information Circular, please refer to the section entitled “Caution Regarding Forward-Looking Statements”.

NON-GAAP FINANCIAL MEASURES
      Financial measures such as “Distributable Cash”, “available cash”, “cash available for distribution”, “net income before unusual items, future income taxes and discontinued operations” and “sustaining capital expenditures” are not measures recognized under generally accepted accounting principles (“GAAP”) in Canada or the United States and do not have standardized meanings prescribed by GAAP. These measures, as computed by the Trust, may differ from similar computations made by other similar issuers and accordingly, may not be comparable to such measures as reported by such other trusts or corporations. These measures, which have been derived from our financial statements and applied on a consistent basis, are presented and/or incorporated by reference into this Information Circular because management of the Trust believes these non-GAAP measures are of assistance in understanding the Trust’s results of operations and financial position and are relevant measures of the ability of the Trust to earn and distribute cash returns to Unitholders.
INFORMATION FOR UNITED STATES SECURITYHOLDERS
      The potential issuance by Arrangement Co. of rights to acquire trust units (the “New Units”) of Fording Canadian Coal Royalty Trust (the “New Trust”) to non-resident Unitholders (the “New Unit Acquisition Rights”) and the transfer of the New Units acquired by the Trust and Arrangement Co. to Unitholders pursuant to the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act”), in reliance on exemptions from the registration requirements of the 1933 Act. It is anticipated that the final order of the Court of Queen’s Bench of Alberta approving the Arrangement will constitute the basis for an exemption from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, with respect to the issuance of the New Units and the New Unit Acquisition Rights.
      The solicitation of proxies made in connection with this Information Circular is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “1934 Act”).
      This Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and to proxy statements under the 1934 Act. The financial statements of Arrangement Co., the Trust and the New Trust contained in or incorporated by reference into this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements of United States issuers. However, the Trust has provided supplementary data in respect of the Trust in accordance with United States GAAP, as set forth in the notes to the Trust’s Audited Annual Comparative Consolidated Financial Statements.
      Similarly, unless expressly noted, information concerning the operations of the Trust, Fording LLC, Fording (GP) ULC, Fording Limited Partnership (“Fording LP”), Elk Valley Coal Partnership (“Elk Valley Coal”) and the subsidiaries of the Trust engaged in the Trust’s industrial minerals operations contained or incorporated by reference into this Information Circular has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States issuers.
      The enforcement by Unitholders of civil liabilities under United States securities laws may be adversely affected by the fact that the Trust and the New Trust are organized under the laws of a jurisdiction other than the United States, that most of the Trust’s and the New Trust’s officers and trustees are residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States, and that a majority of the assets of the Trust, Fording LP and Elk Valley Coal and those of such officers, trustees and experts are located outside of the United States.
      Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities to be issued pursuant to the Arrangement or determined if this Information Circular is truthful or complete. Any representation to the contrary is a criminal offence.

DOCUMENTS INCORPORATED BY REFERENCE
      Information has been incorporated by reference into this Information Circular from documents filed with securities commissions or similar authorities in Canada.
      Copies of the documents incorporated by reference herein may be obtained on request without charge from the Trust Secretary at Suite 1000, Fording Place, 205 – 9th Avenue SE, Calgary, Alberta, T2G 0R3 (telephone: (403) 260-9800), or by accessing those documents through the internet on the Canadian System for Electronic Document Analysis and Retrieval at www.sedar.com, on the United States Electronic Data Gathering, Analysis and Retrieval System at www.sec.gov/edgar.shtml or on the Trust’s website at www.fording.ca.
      For the purposes of the Province of Québec, this Information Circular contains information to be completed by consulting the Trust’s permanent information record. A copy of the Trust’s permanent information record may be obtained from the Trust Secretary at the above-noted address and telephone number.
      The following documents of the Trust, which have been filed with the securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)	the Annual Information Form of the Trust dated March 21, 2006; and

(b)	the Trust’s Audited Annual Comparative Consolidated Balance Sheet, for each of the years in the two-year period ended December 31, 2005, and the Trust’s Audited Annual Comparative Consolidated Statements of Income and Loss, Cash Flows and Accumulated Earnings, for each of the years in the three-year period ended December 31, 2005, together with the notes thereto and the auditor’s report thereon.
      Any documents of the Trust of the type referred to above including any material change reports (excluding confidential material change reports), unaudited comparative consolidated interim financial statements and management’s discussion and analysis relating thereto, filed with securities commissions or similar authorities in Canada after the date of this Information Circular and prior to the completion of the Meeting shall be deemed to be incorporated by reference into this Information Circular.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, being an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or unsuperseded form to constitute a part of this Information Circular.
REFERENCES TO CURRENCY
      Unless otherwise noted, all references in this Information Circular to monetary amounts are expressed in Canadian dollars and “$” means Canadian dollars.

SUMMARY
      The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular, in the documents incorporated by reference herein and in the Appendices hereto. You should read this Information Circular, including the information incorporated by reference herein, and the Appendices hereto, in their entirety. For an explanation of certain defined terms used in this Summary and in this Information Circular, please refer to the “Glossary”.
The Meeting
      The Meeting will be held at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta in the Alberta Ballroom on Tuesday, May 2, 2006 at 11:00 a.m. (Mountain Time).
Annual Meeting Business
      Unitholders will be asked to consider and approve a number of matters relating to the Trust that are typically dealt with as regular business at the annual meeting of Unitholders. In particular, Unitholders will receive the Audited Annual Comparative Consolidated Financial Statements of the Trust for the year ended December 31, 2005 and will be asked to elect Trustees, approve the nominees for election as Directors, appoint the auditors of the Trust and authorize the Trustees to set the remuneration of the auditors of the Trust. See “Annual Meeting Business”.
Special Meeting Business
      Unitholders will also be asked to consider and approve four matters relating to the Trust that are considered by management to be special meeting business. These matters are summarized below and are discussed in greater detail elsewhere in this Information Circular and in the Appendices hereto.
Plan of Arrangement
      Unitholders are being asked to consider and, if deemed advisable, pass the Arrangement Resolution. The Arrangement Resolution is attached as Appendix “A” to this Information Circular. If passed by the requisite majority of Unitholders in accordance with the Interim Order (see “Required Approvals” later in this Summary), the Arrangement Resolution would evidence the approval of the Arrangement by Unitholders and would authorize the Trustees to vote the Arrangement Co. Shares in favour of the Arrangement and take such other actions as are required to complete the Arrangement. Approval of the Arrangement Resolution would also authorize the Trustees to make such amendments to the Declaration of Trust and the Trust’s Unit Based Compensation Arrangements as are required to give effect to the Arrangement. Even if Unitholders approve the Arrangement by the requisite majority, the Trustees can, in their discretion, elect not to proceed with the Arrangement. See “Special Meeting Business — Plan of Arrangement — Amendment of Plan and Factors Affecting Implementation of the Arrangement”.
Purpose of the Arrangement
      The Arrangement will result in the reorganization of the assets and liabilities of the Trust under a new trust (being the New Trust) that, as a Royalty Trust, will qualify for the Subsection 132(7) Exception from the Non-Resident Ownership Restriction. The Trustees and Directors believe that it is desirable to reorganize the Trust as a Royalty Trust so that it is not limited in its ability to raise capital or acquire assets outside of Canada and to relieve the Trust from the requirements to monitor the level of Non-Resident ownership from time to time. The New Trust has no present intention to issue New Units, other than as contemplated by the Plan of Arrangement, or acquire additional assets outside of Canada.
Recommendation of the Trustees
      The Trustees have determined that the Arrangement is in the best interests of the Trust and its Unitholders and unanimously recommend that Unitholders vote FOR the Arrangement.
Overview of the Plan of Arrangement
      The Arrangement will be implemented pursuant to the Plan of Arrangement that contemplates a series of transactions that are described in the section entitled “Special Meeting Business — Plan of Arrangement — The Plan of Arrangement”. Prior to the mailing of this Information Circular, the Trust created the entities necessary to implement the Plan of Arrangement. See “Special Meeting Business — Plan of Arrangement — Pre-Arrangement Transactions”.

      If the Arrangement Resolution is approved in the manner described in this Information Circular and the Arrangement is ultimately completed:

(a)	Participating Unitholders will own one New Unit for each Unit held by them at the Effective Time;

(b)	the New Units will be listed and posted for trading on the TSX and the NYSE in place of the Units;

(c)	the New Trust will own all of the assets of the Trust (other than the Residual Units Subscription Proceeds), and will qualify for the Subsection 132(7) Exception, as substantially all of its property since its inception will be property which is not taxable Canadian property;

(d)	Fording Corporation will own the ULC Royalty Interest and will be the general partner of Fording LP; and

(e)	Fording Corporation will be an unlimited liability corporation existing under the laws of the Province of Alberta.
Post-Arrangement Structure
      The following diagram sets out the organizational structure of the New Trust following completion of the Arrangement.

Required Approvals
      The Interim Order provides that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by 66 2/3 % of all of the votes cast by Unitholders at the Meeting in person or by proxy. However, the Trustees reserve the right not to proceed with the Arrangement even in circumstances where it has been approved by Unitholders. Accordingly, Unitholders are advised that voting for the Arrangement Resolution does not mean that the Arrangement will be implemented. See “Special Meeting Business — Plan of Arrangement — Amendment of Plan and Factors Affecting Implementation of the Arrangement”. The Arrangement must also be approved by the Court. See “Special Meeting Business — Plan of Arrangement — Court Approval”.
      In addition, various regulatory and third party approvals and consents are required including the Advance Tax Ruling. See “Special Meeting Business — Plan of Arrangement — Regulatory Approvals” and “Special Meeting Business — Plan of Arrangement — Third Party Approvals”.
Governance Following the Arrangement
      In connection with the creation of the Trust and Elk Valley Coal as part of the 2003 Arrangement, a comprehensive governance structure was put in place for the benefit of Unitholders. This structure was largely preserved following completion of the 2005 Arrangement, although certain modifications were required in light of the different organizational structure resulting from that transaction. Although the Arrangement contemplates the creation of a new trust (being the New Trust) and Unitholders effectively exchanging their Units for New Units, following completion of the Arrangement, the Unitholders, as holders of New Units, will enjoy substantially the same rights and protections as are currently enjoyed by Unitholders under the existing structure. However, certain rights are required to be modified in order to accommodate the new structure resulting from the Arrangement. See “Governance Following the Arrangement”.
Distribution Policies Following the Arrangement
      It is anticipated that following completion of the Arrangement, the New Trustees will adopt a distribution policy for the New Trust that is, in all material respects, the same as the Trust’s current distribution policy, modified only to reflect the fact that a substantial portion of the cash flow of the New Trust will result from its 99.99% interest in the Royalty. However, such modification will not have a material effect on the manner in which Distributable Cash is calculated and distributed to holders of New Units when compared to the current distribution policies of the Trust, Fording LP and Elk Valley Coal. See “Distribution Policies Following Completion of the Arrangement”.
New Agreements and Amendment and Assignment of Existing Agreements in Connection with the Arrangement
      In the event that the Arrangement is completed, certain new agreements and instruments, such as the New Trust’s Unitholder Rights Plan, will become effective. In addition, certain agreements to which the Trust and Fording ULC are a party will need to be amended or assigned in order to give effect to the Arrangement and to reflect the organizational structure of the New Trust resulting from the completion of the Plan of Arrangement. See “Amendment and Assignment of Agreements in Connection with the Arrangement”. Such agreements include the Governance Agreements, the Administrative and Industrial Minerals Services Agreement and the Administrative Services Agreement. Where the parties to these agreements are neither controlled by the Trust nor participating in the Arrangement, the Trust has obtained an agreement in principle from such parties to make the required amendments, but the final form of such amended agreements has not been settled.
Tax Considerations
      The Arrangement will occur on a tax-deferred basis for the Trust and its affiliates. Participating Unitholders should not recognize any income, gain or loss as a result of any of the transactions contemplated by the Plan of Arrangement for Canadian or United States income tax purposes. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.
Actions Required by Unitholders
      If Participating Unitholders vote in favour of the Arrangement Resolution and if the Trustees and Directors decide to proceed with the Arrangement, no further action will be required by such Unitholders. Participating Unitholders will not be required to return the certificates currently representing their Units to the Trust, the New Trust or the Transfer Agent. All of the certificates representing such Units which are outstanding immediately prior to the Effective Time will, following completion of the Arrangement, be deemed to represent an equal number of New Units until such time as a holder thereof elects to return such certificate to the Transfer Agent in exchange for a certificate representing such New Units or until the first transfer of such New Units by the registered holder thereof following completion of the Arrangement, whichever is earlier.
Amendment of the Declaration of Trust
      If the Declaration Amendment Resolution is passed by Unitholders at the Meeting, the Trustees would be authorized to approve an amendment to the Declaration of Trust to modify the indemnification provisions set forth in Section 13.1 thereof, in order to provide the Trustees with the right to be advanced monies in connection with certain proceedings brought against them in their capacity as Trustees. This is substantially the same right as is enjoyed by directors of corporations subject to the CBCA. See “Special Meeting Business — Amendment of Declaration of Trust”.
      The Trustees have determined that approval of the Declaration Amendment Resolution is in the best interests of the Trust and its Unitholders and unanimously recommend that Unitholders vote FOR such resolution.
Reauthorization and Amendment of the Unitholder Rights Plan
      The Unitholder Rights Plan requires that its continued operation be authorized by the Unitholders every three years. As the Unitholder Rights Plan was first implemented in 2003, its continued operation must be authorized at the Meeting. If the Rights Plan Amendment Resolution is passed by Unitholders at the Meeting, it would authorize the continued operation of the Unitholder Rights Plan for a further three years as well as certain amendments to such plan intended to reflect general developments in Canadian rights plans that have occurred since implementation of the Unitholder Rights Plan in 2003. See “Special Meeting Business — Amendment of Unitholder Rights Plan”.
      The Trustees have determined that the continued operation of the Unitholder Rights Plan, as amended, is in the best interests of the Trust and its Unitholders and unanimously recommend that Unitholders vote FOR the Rights Plan Amendment Resolution.
Amendment of the Phantom Unit Plan
      If the Unit Plan Amendment Resolution is passed by Unitholders at the Meeting, it would authorize the Trustees to make certain amendments to the terms of the current Phantom Unit Plan, including to allow for, among other things, payments from such plan in the form of Units issued from treasury. It would also provide for the effective merger into a single plan of the phantom unit plan of Fording ULC and the Phantom Unit Plan. Such combination would be effected by terminating the phantom unit plan maintained by Fording ULC for the Directors and amending the terms of the Phantom Unit Plan to include the Directors. See “Special Meeting Business — Amendment of Phantom Unit Plan”.
      The Trustees have determined that merging Fording ULC’s phantom unit plan with the Phantom Unit Plan and amending the Phantom Unit Plan as described above, is in the best interests of the Trust and its Unitholders and unanimously recommend that Unitholders vote FOR the Unit Plan Amendment Resolution.
Dissent Rights
      The Interim Order and the Plan of Arrangement provide Unitholders with dissent and appraisal rights in connection with the transactions that will be authorized in the event that the Arrangement Resolution is approved by Unitholders. The Arrangement Dissent Rights are, in some respects, similar to the dissent and appraisal rights provided by Section 191 of the ABCA, however such provisions are not identical. Unitholders who are considering exercising their Arrangement Dissent Rights should carefully review the description of such rights set forth in this Information Circular. See “Arrangement Dissent Rights”.
Risk Factors
      Completion of the Arrangement and the resulting investment in New Units by Unitholders involve numerous risks and uncertainties. Such risks and uncertainties could affect the New Trust, its future results, the amount of cash available for distribution to Unitholders and the nature of the New Trust itself. The completion of the Arrangement is subject to certain risks including: the need to obtain certain judicial, regulatory and third party approvals; the need to obtain the consent of third parties in order to amend certain material agreements in connection with the Arrangement; and changes in tax laws. Certain other risks relate to an investment in the New Units. Should the Arrangement be completed, these risks would include: the dependency of the New Trust on cash distributions from Elk Valley Coal; covenants under credit agreements; interest rates and other factors affecting yield; liability for income tax and changes to applicable tax laws; the nature of the New Units; the preservation of the New Trust’s status as a mutual fund trust;

redemption rights; distribution of securities on redemption or termination of the New Trust; Unitholder liability; the potential loss of limited liability status by the New Trust in connection with its Fording LP limited partnership interest; the issuance of additional New Units; capital investments; unfunded liabilities; and the accuracy of forward-looking statements. Other risks to which Unitholders would be subject, should the Arrangement be completed, relate to the operations of Fording LP and its interest in Elk Valley Coal and would include: risks relating to or resulting from restrictions on potential growth; the oversupply of coking coal; and conflicts of interest. Financial and operational risks include: shortage of mining equipment and supplies; coal transportation; the steel industry; foreign currency exchange rates; use of derivative instruments; dependency on major customers; and personnel. Risks inherent in the mining industry include: maintaining adequate insurance; reserves and resources; operations in and sales to foreign countries; the lack of new applications for wollastanite; and product health risks associated with tremolite and tripoli. Risks relating to government regulations include: the regulation of greenhouse gas emissions; permits and the permitting process; accuracy of liability accruals; and the assertion of aboriginal rights claims. See “Risk Factors”.

GLOSSARY
      The following terms shall have the respective meanings set forth below when used in this Information Circular. These defined terms are not always used in the documents incorporated by reference herein and may not conform exactly to the defined terms used in the Appendices to this Information Circular or any agreements referred to herein.
      “1933 Act” means the United States Securities Act of 1933, as amended;
      “1934 Act” means the United States Securities Exchange Act of 1934, as amended;
      “2003 Arrangement” means the transaction completed on February 28, 2003 that proceeded by way of plan of arrangement under the CBCA pursuant to which, among other things, the business of Old Fording was reorganized under an income trust (being the Trust) and Elk Valley Coal was formed;
      “2005 Arrangement” means the transaction completed on August 24, 2005 that proceeded by way of plan of arrangement under the CBCA pursuant to which, among other things, Fording Inc. contributed the EVC Partnership Interest to the capital of Fording LP and Fording Amalco transferred substantially all of its assets to the Trust;
      “ABCA” means the Business Corporations Act (Alberta), as amended;
      “Administrative and Industrial Minerals Services Agreement” means the amended and restated administrative and industrial minerals services agreement dated August 24, 2005 between Fording ULC, Elk Valley Coal and Fording Amalco pursuant to which Elk Valley Coal agreed to provide administrative services and personnel to Fording ULC, including personnel to serve as the officers of Fording ULC, which agreement will be assigned by operation of law to Fording Corporation as a result of the amalgamation of Fording ULC and Arrangement Co. pursuant to Section 3.1(o) of the Plan of Arrangement;
      “Administrative Services Agreement” means the administrative services agreement dated February 28, 2003 between the Trust and Elk Valley Coal pursuant to which Elk Valley Coal agreed to provide administrative services and personnel to the Trust, including personnel to serve as the officers of the Trust, which agreement will be amended and restated immediately following the completion of the Arrangement in order to require Elk Valley Coal to provide such services to the New Trust;
      “Advance Tax Ruling” means the advance income tax ruling of the CRA which has been applied for by the Trust in connection with the Arrangement in order to confirm the anticipated tax treatment resulting from the transactions contemplated by the Plan of Arrangement;
      “Arrangement” means the arrangement under Section 193 of the ABCA described in the Plan of Arrangement involving Arrangement Co., the Trust, the Unitholders, New Trust, the unitholders of the New Trust, Fording LLC, Fording ULC, Fording LP and certain wholly-owned subsidiaries of the foregoing and, following the amalgamation of Arrangement Co. and Fording ULC, Fording Corporation;
      “Arrangement Co.” means 1231207 Alberta ULC, an unlimited liability corporation incorporated under the ABCA as part of the Pre-Arrangement Transactions which will, pursuant to the Plan of Arrangement, amalgamate with Fording ULC in order to form Fording Corporation;
      “Arrangement Co. Shares” means all of the issued and outstanding common shares in the capital of Arrangement Co. held by the Trust immediately prior to the Effective Time;
      “Arrangement Dissent Right” means the right of dissent provided for in the Interim Order and the Plan of Arrangement and available to Unitholders in connection with the Arrangement provided that the Arrangement becomes effective;
      “Arrangement Resolution” means the special resolution of the Unitholders, substantially in the form attached as Appendix “A” to this Information Circular, that, if passed, would evidence the approval of the Arrangement by Unitholders and authorize, among other things:

(a)	the Trustees to vote the Arrangement Co. Shares in favour of the Arrangement and to undertake such other actions as are required to give effect to the Arrangement;

(b)	the continuance of Fording ULC under the ABCA in the manner contemplated by Section 3.1(e) of the Plan of Arrangement and any amendments to the Memorandum and Articles of Association of Fording ULC which are necessary or advisable to give effect to such continuance;

(c)	the amendments to the Declaration of Trust that are, in the view of the Trustees, necessary or advisable to give effect to the Arrangement, which amendments will be reflected in an amending agreement to the Declaration of Trust; and

(d)	the amendments to the Unit Based Compensation Arrangements that are, in the view of the Trustees, necessary or advisable to give effect to the Arrangement and to substantially preserve the rights of participants therein following completion of the Arrangement;
      “Bank Debt” means the outstanding indebtedness of the Trust under the Credit Agreement immediately prior to the Effective Time;
      “Board of Directors” or “Board” means, prior to the completion of the Arrangement, the board of directors of Fording ULC and, following completion of the Arrangement, means the board of directors of Fording Corporation;
      “Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Province of Alberta, on which the principal commercial banks in downtown Calgary are generally open for the transaction of commercial banking business;
      “CBCA” means the Canada Business Corporations Act, as amended;
      “CDS” means the Canadian Depository for Securities Limited;
      “Certificate of Arrangement” means the certificate, or proof of filing of the Articles of Arrangement of Arrangement Co., to be issued by the Registrar pursuant to Section 193(11) of the ABCA giving effect to the Arrangement;
      “Court” means the Court of Queen’s Bench of Alberta;
      “CRA” means the Canada Revenue Agency;
      “Credit Agreement” means the amended and restated credit agreement dated as of August 24, 2005 between the Trust and Elk Valley Coal, as borrowers, Royal Bank of Canada, as agent, and a syndicate of financial institutions, as lenders, as amended by the first amending agreement dated February 10, 2006;
      “Declaration Amendment Resolution” means the special resolution of the Unitholders, substantially in the form attached as Appendix “B” to this Information Circular, authorizing and approving an amendment of the Declaration of Trust to amend the Trustee indemnification provisions set forth in Section 13.1 of the Declaration of Trust in the manner described in this Information Circular;
      “Declaration of Trust” means the amended and restated declaration of trust of the Trust dated August 24, 2005, as amended by a supplemental declaration amendment dated August 24, 2005;
      “Directors” means, prior to the completion of the Arrangement, the directors of Fording ULC and, following completion of the Arrangement, the directors of Fording Corporation and “Director” means any one of them;
      “Dissenting Unitholder” means a person who was a Unitholder on March 20, 2006 who has duly exercised, and who does not, prior to the time at which the Arrangement Resolution is approved, withdraw or otherwise relinquish his, her or its Arrangement Dissent Right;
      “Dissenting Units” means Units in respect of which a registered Unitholder thereof has duly exercised his, her or its Arrangement Dissent Right;
      “Distributable Cash” has the meaning ascribed thereto in “Distribution Policies Following Completion of the Arrangement — The New Trust”;
      “EDGAR” means the United States Electronic Data Gathering, Analysis and Retrieval System;
      “Effective Date” means the date shown on the Certificate of Arrangement;
      “Effective Time” means the first moment in time on the Effective Date;
      “Elk Valley Coal” means the Elk Valley Coal Partnership, a general partnership existing under the laws of the Province of Alberta;
      “Elkview LP” means Elkview Mine Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;
      “EVC Partnership Agreement” means the amended and restated partnership agreement dated February 27, 2006 among Fording LP, Teck GP and Quintette;

      “EVC Partnership Interest” means the interest of Fording LP in Elk Valley Coal immediately prior to the Effective Time;
      “Excess Non-Resident Units” means each Non-Resident Unitholder’s pro rata portion of the total number of Units, if any, beneficially owned by Non-Residents at the Effective Time which exceed 49% of the total number of Units outstanding at such time, determined in accordance with the following formula:
(A/ B) x C
where:

A =	the aggregate number of Units held by Non-Residents at the Effective Time which exceeds 49% of the total number of Units outstanding at the Effective Time, if any;

B =	the total number of Units held by all Non-Residents at the Effective Time; and

C =	the total number of Units held by the applicable Non-Resident Unitholder at the Effective Time;
      “Exchange Option Plan” means the exchange option plan of the Trust entered into in connection with the 2003 Arrangement for the sole purpose of preserving the rights of Old Fording optionholders following completion of the 2003 Arrangement;
      “Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal;
      “FLP Loan” means the loans made from Fording LP to the Trust pursuant to Section 5.1 of the Fording LP Agreement;
      “Fording Amalco” means the corporation existing under the laws of Canada formed from the amalgamation of Fording Inc. and 6418511 Canada Inc. pursuant to the 2005 Arrangement;
      “Fording Amalco Receivable” means the amount of indebtedness owing by the Trust to Fording Amalco immediately prior to the Effective Time, which amount represents the residual cash reserve which was loaned by Fording Amalco to the Trust immediately following completion of the 2005 Arrangement;
      “Fording Corporation” means Fording Unlimited Liability Corporation, the unlimited liability corporation existing under the laws of the Province of Alberta to be formed from the amalgamation of Fording ULC and Arrangement Co. pursuant to the Arrangement;
      “Fording LLC” means the limited liability company organized under the laws of the State of Delaware, U.S.A., all of the outstanding membership interests of which are held by the Trust immediately prior to the Effective Time;
      “Fording LP” means the Fording Limited Partnership, a limited partnership formed under the laws of the Province of Alberta, the partners of which will be, following completion of the Arrangement, Fording Corporation, as the sole general partner, and the New Trust, as the sole limited partner;
      “Fording LP Agreement” means the limited partnership agreement governing Fording LP dated as of July 28, 2005, the current parties to which are the Trust, as the sole limited partner, and Fording ULC, as the sole general partner, as the same may be amended in accordance with its terms in order to give effect to the Arrangement;
      “Fording LP Interest” means the 99.99% limited partnership interest of the Trust in Fording LP;
      “Fording Royalty” means the gross royalty payable by Luscar to the Trust of up to 5% of all of Luscar’s gross revenues on coal or mineral production in specified areas of Alberta and Saskatchewan granted in connection with the 2003 Arrangement;
      “Fording ULC” means Fording (GP) ULC, an unlimited company organized under the Companies Act (Nova Scotia), which will be continued into Alberta as an unlimited liability corporation subject to the ABCA pursuant to Section 3.1(e) of the Plan of Arrangement and which will amalgamate with Arrangement Co. pursuant to Section 3.1(o) of the Plan of Arrangement to form Fording Corporation;
      “GAAP” means generally accepted accounting principles in Canada or the United States, as applicable;
      “Governance Agreements” means the amended and restated governance agreements dated August 24, 2005 between the Trust, Fording ULC and Fording Amalco with each of Teck Cominco and OTPP entered into in connection with the 2005 Arrangement and which will be amended immediately following the completion of the

Arrangement to provide Teck Cominco and OTPP with substantially similar rights in respect of the New Trust and Fording Corporation as are currently provided to Teck Cominco and OTPP in respect of the Trust and Fording ULC thereunder;
      “Independent Director” means, following completion of the Arrangement, a Director who:

(a)	is not an insider of any of the Principal Unitholders or their respective affiliates and, for so long as OTPP is a party to an effective Governance Agreement and with respect to a Director nominated by OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as “independent” (as defined in Section 1.2 of Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices) of each of the Principal Unitholders, if the Director was a director (or served in an analogous capacity) of each of the Principal Unitholders; and

(c)	would qualify as “independent” (as defined in Section 1.2 of Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices) of Fording Corporation;
      “Independent New Trustee” means a New Trustee who:

(a)	is not an insider of any of the Principal Unitholders or their respective affiliates and, for so long as OTPP is a party to an effective Governance Agreement and with respect to a New Trustee nominated by OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as “independent” (as defined in Section 1.2 of Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices) of each of the Principal Unitholders, if the New Trustee was a director (or served in an analogous capacity) of each of the Principal Unitholders; and

(c)	would qualify as “independent” (as defined in Section 1.2 of Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices) of the New Trust;
      “Independent Trustee” means a Trustee who:

(a)	is not an insider of any of the Principal Unitholders or their respective affiliates and, for so long as OTPP is a party to an effective Governance Agreement and with respect to a Trustee nominated by OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as “independent” (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of each of the Principal Unitholders, if the Trustee was a director (or served in an analogous capacity) of each of the Principal Unitholders; and

(c)	would qualify as “independent” (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of the Trust;
      “Industrial Minerals Management Agreement” means the industrial minerals management agreement dated August 24, 2005 between the Trust and Fording ULC pursuant to which Fording ULC provides management services to the Trust in relation to certain subsidiary entities of the Trust, including NYCO, which agreement will be amended immediately following the completion of the Arrangement in order to require Fording Corporation to provide such services to the New Trust;
      “Information Circular” means this Management Information Circular including the Appendices hereto and all information incorporated by reference herein;
      “Interim Order” means the order of the Court dated March 29, 2006, confirming, among other things, the calling and holding of the Meeting and the voting thereat, a copy of which is attached as Appendix “E” to this Information Circular;
      “Intermediary” means an entity through which non-registered Unitholders hold Units including a bank, trust company, investment dealer, broker or trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan or similar plan;
      “Internal Reorganization” means:

(a)	prior to the completion of the Arrangement, any reorganization of the Trust or its assets that results in the Trust continuing to hold, directly or indirectly, 100% of the equity and voting interest in, and 100% of the assets of, Fording LP, or any successors thereto; and

(b)	following the completion of the Arrangement, any reorganization of the New Trust or its assets that results in the New Trust continuing to control, directly or indirectly, Fording LP or any successor thereto and continuing to hold, directly or indirectly, the same level of equity and voting interests in Fording LP or any successor thereto that it held prior to such reorganization;
      “LLC Interest” means the membership interest in Fording LLC held by the Trust immediately prior to the Effective Time;
      “Luscar” means Luscar Ltd., a corporation existing under the laws of the Province of Alberta;
      “Meeting” means the annual and special meeting of Unitholders to be held on May 2, 2006, including any adjournment(s) or postponement(s) thereof, to consider and to vote upon, among other things, the Arrangement Resolution, the Declaration Amendment Resolution, the Rights Plan Amendment Resolution and the Unit Plan Amendment Resolution;
      “New Declaration of Trust” means the declaration of trust of the New Trust dated March 27, 2006, which is attached as Appendix “H” to this Information Circular;
      “New Trust” means Fording Canadian Coal Royalty Trust, a trust established under the laws of the Province of Alberta pursuant to the New Declaration of Trust. New Trust will be renamed “Fording Canadian Coal Trust” pursuant to Section 3.1(r) of the Plan of Arrangement;
      “New Trustees” means the trustees of the New Trust and “New Trustee” means any one of them;
      “New Unit” means a trust unit of the New Trust;
      “New Unit Acquisition Right” means the right issued by Arrangement Co. to each registered holder of Excess Non-Resident Units (if any) upon the acquisition by Arrangement Co. of Excess Non-Resident Units (if any) pursuant to Section 3.1(f) of the Plan of Arrangement evidencing the right of Non-Resident Unitholders to receive from Arrangement Co. pursuant to Section 3.1(n) of the Plan of Arrangement, that number of New Units, including fractional New Units, equal to the number of Units, including fractional Units, disposed of by Non-Resident Unitholders pursuant to Section 3.1(f) of the Plan of Arrangement;
      “New Unitholder Rights Plan” means the New Trust’s Unitholder Rights Plan that will be adopted by the New Trust as part of the Plan of Arrangement. The terms and conditions of the New Unitholder Rights Plan will be the same as the terms and conditions of the amended and restated Unitholder rights plan attached as Schedule “A” to the Rights Plan Amendment Resolution, other than as described in this Information Circular in the section entitled “Information Concerning the New Trust — New Unitholder Rights Plan”;
      “Non-Objecting Unitholder” means a non-registered Unitholder who has given permission to his, her or its Intermediary to disclose his, her or its name, address and Unit ownership information to the Trust;
      “Non-Resident” means a non-resident of Canada for the purposes of the Tax Act;
      “Non-Resident Ownership Restriction” means the restriction contained in subsection 132(7) of the Tax Act which effectively prevents a mutual fund trust, other than a Royalty Trust, from being established or maintained primarily for the benefit of Non-Residents;
      “Non-Resident Unitholder” means, as the context requires, a Participating Unitholder who is a Non-Resident, or a Unitholder that is a Non-Resident;
      “Notice of Petition” means the public notice, substantially in the form attached as Appendix “F” to this Information Circular, describing the petition of Arrangement Co. to the Court for the Final Order;
      “Nova Scotia Registrar” means the Registrar of Joint Stock Companies of Nova Scotia appointed pursuant to the Companies Act (Nova Scotia);
      “NYCO” means, collectively, those direct and indirect subsidiaries of the Trust engaged in the production of industrial minerals such as wollastonite and tripoli, including U.S. Subco, with operations at Willsboro, New York; Minera NYCO S.A. de C.V., with operations near Hermosillo in the northwestern state of Sonora, Mexico; American Tripoli Inc., with operations near Seneca, Missouri; and 627066 Alberta Ltd., a corporation governed by the laws of the Province of Alberta;
      “NYSE” means the New York Stock Exchange;

      “Objecting Unitholder” means a non-registered Unitholder who has objected to the release by his, her or its Intermediary of his, her or its name, address and Unit ownership information to the Trust;
      “Old Fording” means the predecessor corporation of the Trust which was reorganized pursuant to the 2003 Arrangement;
      “OTPP” means Ontario Teachers’ Pension Plan Board, a non-share capital corporation existing under the laws of the Province of Ontario;
      “Participating Unitholders” means all of the Unitholders immediately prior to the Effective Time other than Dissenting Unitholders;
      “Partnership Distributable Cash” in respect of any period means, without duplication:

(a)	all cash received by Elk Valley Coal in the period from any source including cash generated by coal sales, cash received from the disposition of assets, decreases in non-cash working capital, proceeds from debt incurred and proceeds from the contributions of partners of Elk Valley Coal; plus

(b)	cash balances at the beginning of the period; less

(c)	all cash payments of any kind made in the period by Elk Valley Coal including operating and administration expenses, increases in non-cash working capital, capital expenditures (excluding those financed by capital leases), capital lease expenses, interest expenses and repayment of debt; less

(d)	allocations to a reserve for reasonably anticipated cash requirements that are authorized by a special resolution of the partners, or a reserve that is established in connection with contributions received from the partners in satisfaction of their obligations in response to a permitted cash call, provided that reasonable use will be made of Elk Valley Coal’s operating lines for working capital purposes;
      “Partnership Distribution Entitlement” means the proportional entitlement of a partner of Elk Valley Coal, expressed as a percentage, in and to the capital and property of Elk Valley Coal, to a share in the profits, losses, capital gains, capital losses and credits of Elk Valley Coal and to participate in the distribution of assets on liquidation or dissolution of Elk Valley Coal;
      “Phantom Unit” means a notional unit equivalent in value to a Unit, credited by means of a bookkeeping entry to a participant in the Phantom Unit Plan or the phantom unit plan of Fording ULC, as applicable;
      “Phantom Unit Plan” means the phantom unit plan of the Trust and any successor plan thereto;
      “Plan of Arrangement” or “Plan” means the plan of arrangement being proposed by Arrangement Co., which is attached as Appendix “G” to this Information Circular, and any amendment or variation thereto;
      “Pre-Arrangement Transactions” mean the transactions to be completed prior to the Effective Time as described under “Special Meeting Business — Plan of Arrangement — Pre-Arrangement Transactions”;
      “Principal Unitholders” means Teck Cominco and OTPP (and their respective affiliates that own Units);
      “Quintette” means The Quintette Coal Partnership, a general partnership existing under the laws of the Province of British Columbia, the partners of which are Teck Cominco and Teck-Bullmoose Coal Inc.;
      “Registrar” means the registrar appointed under the ABCA;
      “Residual Units” means the ten Units issued by the Trust to the Residual Unitholder pursuant to Section 3.1(b) of the Plan of Arrangement;
      “Residual Units Subscription Proceeds” means the subscription proceeds received by the Trust in respect of the issuance of the Residual Units pursuant to Section 3.1(b) of the Plan of Arrangement, being an amount per Residual Unit equal to the weighted average closing price of the Units on the TSX for the five consecutive trading days immediately preceding the Effective Date;
      “Residual Unitholder” means Michael A. Grandin, the Chair and Chief Executive Officer of the Trust;
      “Rights Plan Amendment Resolution” means the resolution of the Unitholders, substantially in the form attached as Appendix “C” to this Information Circular, authorizing the entering into by the Trust of the amended and restated Unitholder Rights Plan, substantially in the form attached as Schedule “A” to the Rights Plan Amendment Resolution;

      “Royalty” means the net profits interest created by Fording LP and computed by reference to Fording LP’s share of production from the mines owned by Elk Valley Coal and by Elkview LP and of other cash flows generated within Fording LP, undivided interests in which will be granted to the Trust and to Fording ULC by Fording LP pursuant to, respectively, Sections 3.1(g) and 3.1(h) of the Plan of Arrangement;
      “Royalty Agreement” means the royalty agreement to be entered into between the Trust, Fording ULC and Fording LP pursuant to which the Royalty will be granted;
      “Royalty Trust” means a mutual fund trust which, by virtue of the fact that since its inception, all or substantially all of its property consists of oil and gas, mineral resource royalties or other non-taxable Canadian property, would be entitled to rely on the Subsection 132(7) Exception;
      “Second Step Reorganization” has the meaning given to it in “Special Meeting Business — Plan of Arrangement — Background to the Arrangement”;
      “SEDAR” means the Canadian System for Electronic Document Analysis and Retrieval;
      “Settlor” means Michael A. Grandin, the Chair and Chief Executive Officer of the Trust;
      “Settlor Units” means the ten New Units issued by the New Trust to the Settlor upon the establishment of the New Trust as part of the Pre-Arrangement Transactions;
      “Sherritt” means Sherritt International Corporation, a corporation existing under the laws of the Province of New Brunswick;
      “Subsection 132(7) Exception” means the exception contained in paragraph 132(7)(a) of the Tax Act which provides that a mutual fund trust shall not be subject to the Non-Resident Ownership Restriction provided that all or substantially all of the property of the mutual fund trust consists of property other than taxable Canadian property from the day of the trust’s creation;
      “Subsidiary Shares” means the shares of U.S. Subco, 627066 Alberta Ltd., Minera NYCO S.A. de C.V., NYCOMEX S.A. de C.V., Bitmin Resources Inc., Beachpoint Holdings Ltd., Ardley Coal Limited and Fording Amalco, which are directly owned by the Trust immediately prior to their transfer to the New Trust pursuant to Section 3.1(l) of the Plan of Arrangement;
      “Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;
      “Teck Cominco” means Teck Cominco Limited, a corporation existing under the laws of Canada;
      “Teck GP” means the Teck Cominco Coal Partnership, the partners of which are Teck Cominco and Teck-Bullmoose Coal Inc.;
      “Transfer Agent” means Computershare Trust Company of Canada in its capacity as transfer agent of the Units;
      “Trust” means the Fording Canadian Coal Trust, a trust established under the laws of the Province of Alberta and governed by the Declaration of Trust;
      “Trust Assets” means, collectively, all of the assets beneficially owned by the Trust immediately prior to their transfer to the New Trust pursuant to Section 3.1(l) of the Plan of Arrangement, excluding the Fording LP Interest, the Trust Royalty Interest and the Residual Units Subscription Proceeds, but including, for certainty, the following:

(a)	the Subsidiary Shares;

(b)	the LLC Interest;

(c)	the Fording Royalty;

(d)	the rights of the Trust under the Unit Based Compensation Arrangements;

(e)	the right to be paid on demand the remaining portion of the Trust’s Proportionate Share of Income, if any, after the Trust’s Proportionate Share of Income has been offset against the FLP Loan pursuant to Section 3.1(i) of the Plan of Arrangement; and

(f)	all cash owned by Trust other than the Residual Units Subscription Proceeds;
      “Trust Note” means the non-interest bearing demand promissory note issued by the Trust to Fording LP in consideration for the grant by Fording LP to the Trust of the Trust Royalty Interest, the aggregate principal amount of which shall be equal to the fair market value of the Trust Royalty Interest;

      “Trust Royalty Interest” means the 99.99% interest in the Royalty, which interest will be granted by Fording LP to the Trust pursuant to Section 3.1(g) of the Plan of Arrangement on the terms set forth in the Royalty Agreement;
      “Trust’s Financial Statements” means the Trust’s Audited Consolidated Balance Sheets as at December 31, 2005 and 2004; the Trust’s Audited Consolidated Statements of Income and Loss for the years ended December 31, 2005, 2004 and 2003; the Trust’s Consolidated Statements of Accumulated Earnings for the years ended December 31, 2005, 2004 and 2003; and the Trust’s Audited Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003.
      “Trust’s Proportionate Share of Income” means the Trust’s proportionate share of the income of Fording LP, resulting from its Fording LP Interest, for Fording LP’s fiscal period in which the Effective Time occurs pursuant to the operation of the Plan of Arrangement;
      “Trustees” means the trustees of Fording Canadian Coal Trust and “Trustee” means any one of them;
      “TSX” means the Toronto Stock Exchange;
      “ULC Independent Director” means, prior to the completion of the Arrangement, a Director who:

(a)	is not an insider of any of the Principal Unitholders or their respective affiliates and, for so long as OTPP is a party to an effective Governance Agreement and with respect to a Director nominated by OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as “independent” (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of each of the Principal Unitholders, if the Director was a director (or served in an analogous capacity) of each of the Principal Unitholders; and

(c)	would qualify as “independent” (as defined in Section 1.4 of Multilateral Instrument 52-110 — Audit Committees) of Fording ULC;
      “ULC Note” means the non-interest bearing demand promissory note issued by Fording ULC to Fording LP in consideration for the grant by Fording LP to Fording ULC of the ULC Royalty Interest, the aggregate principal amount of which shall be equal to the fair market value of the ULC Royalty Interest;
      “ULC Royalty Interest” means the 0.01% interest in the Royalty, which interest will be granted by Fording LP to Fording ULC pursuant to Section 3.1(h) of the Plan of Arrangement on the terms set forth in the Royalty Agreement;
      “ULC Shares” means all of the issued and outstanding common shares in the capital of Fording ULC;
      “Unit” means a trust unit of the Trust;
      “Unit Based Compensation Arrangements” means the Exchange Option Plan and the Phantom Unit Plan;
      “Unit Plan Amendment Resolution” means the resolution of the Unitholders, substantially in the form attached as Appendix “D” to this Information Circular, authorizing the entering into by the Trust of the amended and restated Joint Phantom Unit Plan, substantially in the form attached as Schedule “A” to the Unit Plan Amendment Resolution;
      “Unitholder” means, prior to the completion of the Arrangement, a holder of Units and, following completion of the Arrangement, a holder of New Units;
      “Unitholder Rights Plan” means the Unitholder rights plan dated as of February 28, 2003 between the Trust and Computershare Trust Company of Canada, as rights agent; and
      “U.S. Subco” means NYCO Minerals, Inc., a corporation existing under the laws of the State of Delaware, U.S.A. and a wholly-owned subsidiary of the Trust.

FORDING CANADIAN COAL TRUST
Suite 1000 Fording Place
205 – 9th Avenue SE
Calgary, Alberta
T2G 0R3
Management Information Circular for the
Annual and Special Meeting of Unitholders to be held on Tuesday, May 2, 2006
THE MEETING
Date, Time and Place of the Meeting
      The Meeting will be held on Tuesday, May 2, 2006 at 11:00 a.m. (Mountain Time) at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta in the Alberta Ballroom.
Record Date
      The record date for the determination of Unitholders entitled to receive notice of and to vote at the Meeting was March 20, 2006. Only Unitholders whose names were entered on the registers of the Trust at the close of business on that date are entitled to receive notice of and to vote at the Meeting. Unitholders who acquire Units after March 20, 2006 should make arrangements with the selling Unitholder to direct how such Units may be voted at the Meeting.
Solicitation of Proxies
      This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of the Trust for use at the Meeting. The solicitation of proxies for the Meeting will be made primarily by mail and may be supplemented by telephone or other personal contact by the Trustees, officers and employees of the Trust or agents of the Trust retained to assist in the solicitation of proxies. The Trustees, officers and employees of the Trust will not receive any extra compensation for such activities. The Trust may pay investment dealers or other persons holding Units in their own names, or in the names of nominees, for their reasonable expenses for sending this Information Circular and the form of proxy or voting instruction form to beneficial owners of Units and obtaining voting instructions and/or proxies therefrom. The cost of the solicitation will be borne by the Trust.
Distribution of Meeting Materials
      The Trust has distributed copies of this Information Circular and related meeting materials directly to registered Unitholders and Non-Objecting Unitholders resident in Canada and to Intermediaries for distribution to Objecting Unitholders resident in Canada and all non-registered Unitholders resident outside of Canada. Applicable securities laws require Intermediaries to seek voting instructions from non-registered Unitholders in advance of the Meeting. Units held through Intermediaries can only be voted in accordance with the instructions received from the non-registered Unitholders. In the absence of having obtained specific voting instructions, Intermediaries are prohibited from voting Units held by non-registered Unitholders.
Voting Procedures
      The procedures by which Unitholders may exercise their right to vote with respect to matters at the Meeting will vary depending on whether Unitholders are registered Unitholders, being those persons or entities who hold Units in their own names and who are entered on the register of Unitholders of the Trust, or non-registered Unitholders, being those persons or entities who hold Units beneficially through an Intermediary. Non-registered Unitholders resident in Canada are also advised that the voting procedures applicable to them will vary depending on whether they are a Non-Objecting Unitholder or an Objecting Unitholder.
      If you are a non-registered Unitholder resident in Canada, and the Trust or the Transfer Agent has sent these materials directly to you, you are a Non-Objecting Unitholder and your name, address and information about your Unit holdings have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Trust (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.
      All Unitholders are advised to carefully read the voting instructions below that are applicable to them.

Registered Unitholders
      In order to vote with respect to matters being considered at the Meeting, registered Unitholders must either:

(a)	attend the Meeting in person;

(b)	sign, date and return the enclosed form of proxy, or such other proper form of proxy prepared for use at the Meeting which is acceptable to the Transfer Agent; or

(c)	otherwise communicate their voting instructions in accordance with the instructions set out in the form of proxy or through the use of another acceptable and proper form of proxy.
      Any proxy to be used at the Meeting must be received by the Transfer Agent at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) prior to the deadline of 3:00 p.m. (Mountain Time) on Friday, April 28, 2006, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any adjournment or postponement of the original Meeting. Registered Unitholders may provide their voting instructions by any of the following means:

•	by mail to the address set forth above (a pre-paid, pre-addressed return envelope is enclosed);

•	by hand or by courier to the address set forth above;

•	by telephone at (866) 732-VOTE (8683) (Canada and the United States only); or

•	by internet at www.computershare.com/proxy
      Registered Unitholders who are not individuals should provide their voting instructions by mail, hand delivery or courier and not by telephone or internet.
Non-Registered Unitholders
      A substantial number of beneficial Unitholders do not hold Units in their own names. Units may be beneficially owned by a person but registered either:

(a)	in the name of an Intermediary; or

(b)	in the name of a clearing agency (such as CDS) of which the Intermediary is a participant.
      If Units are shown in an account statement provided to the Unitholder by an Intermediary, in almost all cases those Units will not be registered under the name of the Unitholder in the records of the Trust. Please note that only proxies received from registered Unitholders can be recognized and acted upon at the Meeting.
Objecting Unitholders and Non-Registered Unitholders Resident Outside of Canada
      Objecting Unitholders resident in Canada and all non-registered Unitholders resident outside of Canada should carefully review the instructions provided to them by their Intermediary regarding how to provide voting instructions or obtain a proxy with respect to their Units. Such Unitholders may also wish to contact their Intermediaries directly in order to obtain instructions regarding how to exercise their right to vote Units that they beneficially own.
Non-Objecting Unitholders
      Non-Objecting Unitholders resident in Canada should carefully review the instructions provided to them by the Transfer Agent regarding how to provide voting instructions or obtain a proxy with respect to their Units. Such Unitholders may also wish to contact the Transfer Agent directly in order to obtain instructions regarding how to exercise their right to vote Units that they beneficially own or to obtain a proxy in respect thereof.
Voting Instruction Form
      Your Intermediary or the Transfer Agent will likely send or arrange to have sent to you a voting instruction form with this Information Circular, instead of a form of proxy. The voting instruction form that you will receive is similar to the form of proxy provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on your behalf.
Attendance at Meeting in Person
      Please note that Objecting Unitholders resident in Canada and non-registered Unitholders resident outside of Canada seeking to attend the Meeting will not be recognized at the Meeting for the purpose of voting Units registered in the name of an Intermediary or a clearing agency, unless the non-registered Unitholder appoints himself or herself as a proxyholder. In order to do this, the individual should follow the instructions on the voting instruction form regarding the manner in which voting instructions are to be provided and, in doing so, specify that individual’s own name as the person whom he or she is appointing as proxy for the purposes of voting his or her Units. Such Unitholders are reminded that any voting instructions should be communicated to their Intermediary in accordance with the procedures set out on the voting instruction form well in advance of the deadline for the receipt of proxies of 3:00 p.m. (Mountain Time) on Friday, April 28, 2006.
      If you are a Non-Objecting Unitholder resident in Canada, you are able to attend the Meeting and vote your Units in person. However, if you cannot attend the Meeting in person, you are asked to complete and return the voting instruction form to the Transfer Agent by mail in the return envelope provided prior to the deadline for the receipt of proxies of 3:00 p.m. (Mountain Time) on Friday, April 28, 2006. Alternatively, you can call (866) 734-VOTE (8683) to provide voting instructions over the telephone or log on to www.investorvote.com to vote via the internet. In any case, if you do not wish to attend the Meeting and vote your Units in person, your voting instructions must be received by the Transfer Agent prior to 3:00 p.m. (Mountain Time) on Friday, April 28, 2006.
Appointment and Revocation of Proxies
      The persons named in the form of proxy that accompanies this Information Circular are Trustees of the Trust. A Unitholder has the right to appoint a person or company (who need not be a Unitholder), other than the persons whose names appear in the accompanying form of proxy, to attend and act for and on behalf of such Unitholder at the Meeting. Registered Unitholders may exercise this right by:

(a)	inserting the name of the person or company to be appointed in the blank space provided in the form of proxy; or

(b)	completing another proper form of proxy acceptable to the Transfer Agent, and, in either case, delivering the completed and executed form of proxy or other proper form of proxy, as applicable, by mail, hand delivery or courier to the Transfer Agent at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). Registered Unitholders who are individuals may also exercise this right by logging on to www.computershare.com/proxy and following the instructions provided on such website. Similar procedures should be followed by a non-registered Unitholder with respect to the completion of voting instruction forms provided by your Intermediary or the Transfer Agent, as applicable, although you should read the instructions on your voting instruction form and, if necessary, confirm the instructions with your Intermediary or the Transfer Agent, as applicable.
      A registered Unitholder who has given a proxy may revoke the proxy at any time prior to its use by any manner permitted by law, including by depositing an instrument in writing, including another completed form of proxy, executed by the Unitholder or by his or her attorney who is authorized by a document that is signed in writing or by electronic signature or, if the Unitholder is a corporation or other form of organization, by a director, officer or attorney thereof properly authorized. A written instrument or other revocation permitted by law must be deposited with the Transfer Agent at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) by personal delivery, courier or mail at any time prior to 3:00 p.m. (Mountain Time) on Friday, April 28, 2006, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for any adjournment or postponement of the original Meeting. A written instrument or other revocation permitted by law may also be deposited with the Chair of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof. The execution by a registered Unitholder of a proxy will not affect a Unitholder’s right to attend the Meeting and vote in person provided that such proxy is revoked prior to the commencement of the Meeting in the manner described above.
      Objecting Unitholders resident in Canada and all non-registered Unitholders resident outside of Canada should contact the Intermediary through which they hold their Units in order to obtain instructions regarding the procedures for the revocation of any voting instructions that they previously provided to their Intermediary.
      Non-Objecting Unitholders resident in Canada should contact the Transfer Agent in order to obtain instructions regarding the procedures for the revocation of any voting instructions that they previously provided to the Transfer Agent.
Voting of Proxies
      The Units represented by a properly executed proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting in accordance with the instructions of the Unitholder thereon and, if the Unitholder specifies a choice with respect to any matter to be acted upon, the Units shall be voted accordingly. In the absence of instructions, such Units will be voted FOR each of the matters referred to therein.
      The form of proxy accompanying this Information Circular confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Annual and Special Meeting and on other matters, if any, which may properly be brought before the Meeting. At the date hereof, management of the Trust knows of no such amendments, variations or other matters to be brought before the Meeting. However, if any other matters, which are not now known to management of the Trust, should properly be brought before the Meeting, the Units represented by such proxy will be voted on such matters in accordance with the judgement of the person named as proxy in such proxy.
      Each of the Arrangement Resolution and the Declaration Amendment Resolution must be approved by at least 66 2/3 % of all of the votes cast by Unitholders present in person or represented by proxy at the Meeting. The Unit Plan Amendment Resolution and the Rights Plan Amendment Resolution must be approved by at least a majority of all of the votes cast by Unitholders present in person or represented by proxy at the Meeting.
      The Trustees unanimously recommend that Unitholders vote FOR each of the Arrangement Resolution, the Declaration Amendment Resolution, the Rights Plan Amendment Resolution and the Unit Plan Amendment Resolution.
Voting Securities and Principal Holders
Description of Unit Capital
      The Trust is authorized to issue an unlimited number of Units. As at March 20, 2006, 146,990,973 Units were issued and outstanding. Each Unit entitles the holder thereof to one vote per Unit.
Principal Unitholder
      As of March 20, 2006, to the knowledge of the Trustees and officers of the Trust, the only person which beneficially owns, directly or indirectly, or exercises control or direction over, securities of the Trust carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Trust is as follows:

		Percentage of
Name and Municipality of Residence	Number of Units	Outstanding Units

Golden Apple Income Inc.	21,178,306 Units	14.4%
(a wholly owned subsidiary of OTPP) Toronto, ON
      In addition, the Trustees and officers of the Trust understand that in excess of 10% of the Units are registered in the name of CDS & Co., as nominee, and are owned by various Intermediaries and other parties on behalf of their clients and others. The names of the beneficial owners holding their Units through CDS & Co. are not all known to the Trust.
Quorum
      The quorum for the transaction of business at the Meeting will be two individuals present at the opening of the Meeting being Unitholders or persons representing Unitholders by proxy who hold in the aggregate not less than 10% of the votes attached to all outstanding Units. If no quorum is present within 30 minutes after the time fixed for the Meeting, the Meeting shall be adjourned to a day which is not less than ten days after the date of the Meeting and to such place and time as may be appointed by the Chair of the Meeting.
Confidentiality of Voting
      Proxies are counted and tabulated by the Transfer Agent in such a manner as to preserve the confidentiality of the voting instructions of registered Unitholders. However, such Unitholders should be aware that such confidentiality may not be maintained in certain circumstances, including the following:

(a)	where the Unitholder makes a written comment on the form of proxy or otherwise clearly indicates that the Unitholder wishes to communicate his, her or its position to management;

(b)	where it is necessary to meet the requirements of applicable law or a regulatory authority; or

(c)	in the event of a proxy contest.

ANNUAL MEETING BUSINESS
Election of Trustees
      Each of the seven persons listed below has been nominated for election as a Trustee to hold office until the earlier of the conclusion of the next annual meeting of Unitholders following their election or until a successor has been elected or appointed. All proposed nominees are presently Trustees and have held such position since the date indicated below. The Declaration of Trust provides for a minimum of seven and a maximum of nine Trustees. There are currently seven Trustees. The Trustees do not have an executive committee.
      The Governance Agreements entitle each of OTPP and Teck Cominco to nominate one individual for election as a Trustee at each meeting of Unitholders at which Trustees are elected, provided that OTPP or Teck Cominco, as applicable, own at least 4.5% of the total number of Units then outstanding. Copies of the Governance Agreements are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Trust’s website at www.fording.ca. The nominee of OTPP is Peter Valentine and the nominee of Teck Cominco is Robert J. Wright.
      Unless authority to do so is withheld, proxies given pursuant to this solicitation will be voted FOR the election of each of the nominees listed below as a Trustee. If any of the nominees should for any reason be unable to serve as a Trustee, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.
Information Regarding Nominees for Election As Trustees
      Information regarding each of the nominees for Trustee, including the number of Units beneficially owned, directly or indirectly, or over which control is exercised by such persons and the number of Phantom Units credited to such persons, is as follows:

Dr. Lloyd I. Barber, C.C., S.O.M.
Residence: Trustee Since: Age: Investment in the Trust: (1) Independent:	Regina Beach, Saskatchewan, Canada 2003 74 2,115 Units and 10,805 Phantom Units No
      Dr. Barber is President Emeritus of the University of Regina, a position he has held since 1990. From 1976 to 1990, Dr. Barber was President of the University of Regina. Dr. Barber serves as a director of Teck Cominco, CanWest Global Communications Corp. and Greystone Capital Management. Dr. Barber is a Companion of the Order of Canada.
      Dr. Barber is not an Independent Trustee under the Declaration of Trust or “independent” under applicable securities laws and stock exchange rules because he is a director of a Principal Unitholder.

Michael A. Grandin(2)
Residence: Trustee Since: Director Since: Age: Investment in the Trust: (1) Independent:	Calgary, Alberta, Canada 2003 2003 61 39,000 Units and 11,848 Phantom Units No
      Michael Grandin is currently Chair and Chief Executive Officer of each of the Trust and Fording ULC. Mr. Grandin was a director of Old Fording from 2001 to 2003. From February 2004 to January 2006, Mr. Grandin served as Dean of the Haskayne School of Business at the University of Calgary. Mr. Grandin was President of PanCanadian Energy Corporation from October 2001 to April 2002. From 1998 to 2001, Mr. Grandin was Executive Vice President and Chief Financial Officer of Canadian Pacific Limited. He was Vice Chairman and Director of Midland Walwyn Capital Inc. from 1996 to 1998. He is also a director of IPSCO Inc., BNS Split Corp., the Investment Dealers Association of Canada and EnCana Corporation.
      Mr. Grandin would qualify as an Independent Trustee under the Declaration of Trust and would be “independent” under applicable securities laws and stock exchange rules except that he serves as Chief Executive Officer of the Trust and Fording ULC.

Michael S. Parrett, C.A.
Residence: Trustee Since: Director Since: Age: Investment in the Trust: (1) Independent:	Aurora, Ontario, Canada 2003 2003 54 6,000 Units and 10,805 Phantom Units Yes
      Mr. Parrett is an independent consultant with over 24 years of experience in the mining industry. Mr. Parrett was the President of Rio Algom Limited from 2000 to 2001. From 1991 to 2000, Mr. Parrett was Vice President and Chief Financial Officer of Rio Algom Limited. From 1999 to 2000, he was also Vice President, Strategic Development & Joint Ventures of Rio Algom Limited. Prior to 1990, Mr. Parrett held various positions with Falconbridge Limited, serving as Vice President, Controller and Chief Financial Officer. He is a director of Pengrowth Corporation and the Non-Executive Chairman of Gabriel Resources Ltd. Mr. Parrett has a B.A. in Economics from York University and is a Chartered Accountant.
      Mr. Parrett is an Independent Trustee under the Declaration of Trust and is “independent” under applicable securities laws and stock exchange rules. He is also a ULC Independent Director. He is a member of the Trust’s Audit and Governance Committees and Fording ULC’s Audit Committee. The Trustees and the Board of Directors have determined that Mr. Parrett is financially literate.(3)

Harry G. Schaefer, F.C.A.
Residence: Trustee Since: Director Since: Age: Investment in the Trust: (1) Independent:	Calgary, Alberta, Canada 2003 2003 69 60,000 Units and 9,439 Phantom Units Yes
      Mr. Schaefer was a director of Old Fording, the predecessor to the Trust, from 2001 to 2003. He is the President of Schaefer and Associates, a business advisory firm and he is also a Corporate Director. Mr. Schaefer was Chairman of TransAlta Corporation from 1991 to 1996 and Chief Financial Officer from 1975 to 1993. He is the Vice Chairman and a director of TransCanada Corporation and TransCanada PipeLines Limited. Mr. Schaefer has held these positions since 2003 and 1998, respectively. He is also a director of Agrium Inc., a former director of Gulf Canada Resources Limited and was Chairman of Crestar Energy from 1996 to 2000. Mr. Schaefer is past chair of the Alberta Chapter of the Institute of Corporate Directors. Mr. Schaefer has a B. Comm. from the University of Alberta and is a Chartered Accountant.
      Mr. Schaefer is an Independent Trustee under the Declaration of Trust and is “independent” under applicable securities laws and stock exchange rules. He is also a ULC Independent Director. He is the Chair of the Trust’s and Fording ULC’s Audit Committees and a member of Fording ULC’s Governance Committee. The Trustees and the Board of Directors have determined that Mr. Schaefer is financially literate.(3)

Peter Valentine, F.C.A.
Residence: Trustee Since: Age: Investment in the Trust: (1) Independent:	Calgary, Alberta, Canada 2003 69 10,805 Phantom Units Yes
      Mr. Valentine holds a joint appointment as Senior Advisor to the President and CEO of the Calgary Health Region and to the Dean of Medicine, University of Calgary. Mr. Valentine served as the interim chair of the Alberta Securities Commission from May to July, 2005. Prior to his present appointment, Mr. Valentine served for seven years as the Auditor General of Alberta. From 1958 to 1995, Mr. Valentine enjoyed a career with KPMG, serving as Partner-in-Charge of Professional Practice of the Calgary office, Chairman of the KPMG International Energy Practice Group and Senior Audit Partner responsible for a variety of medium to large-scale organizations, with expertise in the petroleum industry and the Canadian securities practice. He is also a director of Livingston International Income Fund, Primewest

Energy Trust, Superior Plus Income Fund and Resmore Trust Company. He is currently the Chair of the Board of Governors of CCAF-FCVI Inc. and has previously served as Chair of the Financial Advisory Committee of the Alberta Securities Commission and as a member of the Accounting Standards Board and the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Mr. Valentine has a B. Comm. from the University of British Columbia and attended the International Advanced Executive Program in Burgenstock, Switzerland through Northwestern University, J.J. Kellogg Graduate School of Management.
      Mr. Valentine is an Independent Trustee under the Declaration of Trust and is “independent” under applicable securities laws and stock exchange rules and is a member of the Trust’s Audit and Governance Committees. The Trustees have determined that Mr. Valentine is financially literate.(3)

Robert J. Wright, C.M., Q.C.
Residence: Trustee Since: Age: Investment in the Trust: (1) Independent:	Toronto, Ontario, Canada 2003 73 10,805 Phantom Units No
      Mr. Wright is Deputy Chairman of Teck Cominco, a position he has held since June 2000. He was Chairman of Teck Corporation from 1994 to June 2000. From 1989 to 1993, he was Chairman of the Ontario Securities Commission. Prior to 1989, he was a senior partner in the law firm of Lang Michener. Mr. Wright is Chairman of the Mutual Fund Dealers Association and the AARC Foundation. He is President of Edenglen Holding Inc. and a member of the Investment Committee of the Ontario Workplace Safety & Insurance Board and the Pension Fund Committee of Air Liquide Canada Inc. Mr. Wright is a Member of the Order of Canada.
      Mr. Wright is not an Independent Trustee under the Declaration of Trust or “independent” under applicable securities laws and stock exchange rules because he is a director of a Principal Unitholder.

John B. Zaozirny, Q.C.
Residence: Trustee Since: Age: Investment in the Trust: (1) Independent:	Calgary, Alberta, Canada 2003 58 28,000 Units and 10,122 Phantom Units Yes
      Mr. Zaozirny was a director of Old Fording, the predecessor to the Trust, from 1986 to 2003. He has been counsel to McCarthy Tétrault LLP, Barristers and Solicitors since 1987. He has served as Vice Chairman of Canaccord Capital Corporation since 1996 and is also a director of Canadian Oil Sands Investments Inc., Computer Modelling Group, IPSCO Inc., Middlefield Resource Funds, Pengrowth Corporation, Provident Energy Ltd., Bankers Petroleum Inc., High Arctic Income Fund, PetroWorld Inc. and TerraVest Income Fund. He is a Governor of the Business Council of British Columbia and a member of the Law Societies of Alberta and British Columbia. Mr. Zaozirny was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986.
      Mr. Zaozirny is an Independent Trustee under the Declaration of Trust and is “independent” under applicable securities laws and stock exchange rules and is the Chair of the Trust’s Governance Committee.
Notes:

(1)	Includes Units beneficially owned, directly or indirectly, or over which control or direction is exercised as well as Phantom Units credited under the Phantom Unit Plan. Amounts are expressed at December 31, 2005.

(2)	Mr. Grandin was a director of Pegasus Gold Inc. in 1998 when that company filed voluntarily to reorganize under Chapter 11 of the United States Bankruptcy Code. A liquidation plan for that company received court confirmation later that year.

(3)	The Trustees and Board of Directors determine whether an individual is “financially literate” in their business judgment and with reference to Multilateral Instrument 52-110 — Audit Committees, which states that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements.

Attendance of Trustees
      The following table shows the attendance of each of the Trustees at Trustee meetings and committee meetings held during the 2005 fiscal year. There were nine Trustee meetings, eight Audit Committee meetings and six Governance Committee meetings. The overall attendance was 100% at Trustee meetings and 100% at committee meetings for the year.
Summary of Attendance of Trustees

	Trustee Meetings

			Non-Regularly
	Annual Trustee		Scheduled		Committee
	Meeting Schedule		Meetings	Overall	Meetings
Trustee	(Attendance)		(Attendance)(1)	Attendance	Attended

L.I. Barber	5 of 5	100%	4 of 4	100%	n/a
M.A. Grandin	5 of 5	100%	4 of 4	100%	14 of 14	(2)
M.S. Parrett	5 of 5	100%	4 of 4	100%	14 of 14
H.G. Schaefer(3)	5 of 5	100%	4 of 4	100%	14 of 14
P. Valentine	5 of 5	100%	4 of 4	100%	14 of 14
R.J. Wright	5 of 5	100%	4 of 4	100%	n/a
J.B. Zaozirny(4)	5 of 5	100%	4 of 4	100%	6 of 6

Notes:

(1)	In connection with non-regularly scheduled Trustee meetings, a number of dates are provided to the Trustees and the dates with the largest potential attendance are selected, which may result in individual Trustees being unable to attend.

(2)	Mr. Grandin was invited to attend all committee meetings.

(3)	Audit Committee Chair.

(4)	Governance Committee Chair.
Approval of Election of Directors of Fording ULC
      The Declaration of Trust requires the Trustees to cause Fording LLC to vote the common shares in the capital of Fording ULC held by Fording LLC in favour of the nominees to the Board of Directors approved by more than 50% of the votes cast at a meeting of Unitholders called for such purpose provided that:

(a)	none of the nominees is an employee of Elk Valley Coal;

(b)	a majority of the nominees are ULC Independent Directors; and

(c)	a majority of the nominees are not Trustees.
      The Governance Agreements entitle each of OTPP and Teck Cominco to nominate one individual for approval as a Director at each meeting of Unitholders at which proposed Directors are to be approved, provided that OTPP or Teck Cominco, as applicable, own at least 4.5% of the total number of Units then outstanding. Copies of the Governance Agreements are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Trust’s website at www.fording.ca. The nominee of OTPP is Richard T. Mahler and the nominee of Teck Cominco is Donald R. Lindsay.
      Each of the eight persons listed below have been nominated for election as a Director to hold office until the earlier of the conclusion of the next annual meeting of Unitholders or until a successor has been elected or appointed. All nominees are presently Directors and have held such position since the date indicated. The Memorandum and Articles of Association of Fording ULC provides for a minimum of seven and a maximum of nine Directors. The Board of Directors is currently comprised of eight Directors. The Board of Directors does not have an executive committee.
      Unless authority to do so is withheld, proxies given pursuant to this solicitation will be voted FOR the approval of each of the nominees listed below as a Director. If any of the proposed nominees should for any reason be unable to serve as a Director, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

Information Regarding Nominees for Approval as Directors
      Information regarding each of the nominees for Director, including the number of Units beneficially owned, directly or indirectly, or over which control is exercised by such persons and the number of Phantom Units credited to such persons, is as follows:
Michael A. Grandin
Michael S. Parrett, C.A.
Harry G. Schaefer, F.C.A.
      For information concerning the above-named individuals, see “— Election of Trustees — Information Regarding Nominees for Election As Trustees”.

Dawn L. Farrell
Residence: Director Since: Age: Investment in the Trust: (1) Independent:	Vancouver, British Columbia, Canada 2004 46 1,000 Units and 5,486 Phantom Units Yes
      Mrs. Farrell is currently Executive Vice President, Generation, BC Hydro, a position she has held since May 2003. Prior to joining BC Hydro, Mrs. Farrell was Executive Vice President, Corporate Development for TransAlta Corporation. Throughout her 17 year career at TransAlta, she held a number of executive positions including Executive Vice President, Independent Power Projects and Vice President, Energy Marketing and IPP Development. Mrs. Farrell has participated on a number of boards, including Mount Royal College, Mount Royal College Foundation, Mercury Electric, Vision Quest Windelectric, TransAlta Cogeneration and MEGA (a joint venture between TransAlta and Gener SA). She holds a Masters Degree in Economics from the University of Calgary and attended the Advanced Management Program at Harvard University.
      Mrs. Farrell is a ULC Independent Director and is “independent” under applicable securities laws and stock exchange rules. She is a member of Fording ULC’s Environmental, Health and Safety Committee.

Donald R. Lindsay
Residence: Director Since: Age: Investment in the Trust: (1) Independent:	Vancouver, British Columbia, Canada 2005 47 1,486 Phantom Units No
      Mr. Lindsay was appointed President of Teck Cominco in January 2005. Prior to joining Teck Cominco, Mr. Lindsay was President of CIBC World Markets and was responsible for both the Investment and Corporate Banking Division as well as the Asia Pacific Region. Earlier in his career he was the Head of CIBC’s Global Mining Group. Mr. Lindsay has a B.Sc., (Hons.) Mining Engineering from Queens University and an MBA from Harvard Business School.
      Mr. Lindsay is not a ULC Independent Director or “independent” under applicable securities laws and stock exchange rules because he is an officer and a director of a Principal Unitholder.

Richard T. Mahler
Residence: Director Since: Age: Investment in the Trust: (1) Independent:	Vancouver, British Columbia, Canada 2003 62 6,000 Units and 10,805 Phantom Units Yes
      Mr. Mahler was Executive Vice President and Chief Financial Officer of Finning International Inc., the world’s largest Caterpillar dealer from 1990 until his retirement in 2003. From 1981 to 1990 Mr. Mahler served as Vice

President Finance of Amdahl Canada, a provider of enterprise-scale computing, networking storage systems and services. Prior to that, he held various senior financial management positions with Ford Motor Company of Canada from 1968 to 1980. Mr. Mahler is Chair, Partnerships British Columbia (a provincial Crown corporation formed to deliver public services through public/private partnerships) and Chair of Sterling Shoes Income Fund. He is also Vice-Chair of the VGH/ UBC Hospital Foundation and a trustee of Swiss Water Income Fund. He was awarded the 2002 Queen’s Golden Jubilee Medal for Distinguished Service by the Governor General of Canada and the 2002 Chancellor’s Award for Distinguished Service by Simon Fraser University. Mr. Mahler holds an MBA and a B.Sc.
      Mr. Mahler is a ULC Independent Director and is “independent” under applicable securities laws and stock exchange rules. He is Chair of Fording ULC’s Governance Committee and a member of its Audit and Environmental, Health and Safety Committees. The Board of Directors has determined that Mr. Mahler is financially literate.(2)

Dr. Thomas J. O’Neil
Residence: Director Since: Age: Investment in the Trust:(1) Independent:	Prescott, Arizona, USA 2003 65 6,175 Phantom Units Yes
      Dr. O’Neil was President and Chief Operating Officer of iron ore miner, Cleveland-Cliffs Inc., until his retirement in July 2003. He holds three degrees in mining engineering, with a Ph.D. from the University of Arizona where he served on the faculty from 1968-1981, becoming Professor and Head of the Department of Mining and Geological Engineering. Dr. O’Neil served in various capacities for Amoco Minerals and its successor, Cyprus Minerals from 1981-1991, including Vice President of Engineering and Vice President of South Pacific Operations stationed in Sydney, Australia. He is a director of the Minerals Information Institute, Peru Cooper Inc. and a past director of Hecla Mining Company and of Homestake Mining Company. He was the 2003 President of the Society for Mining, Metallurgy and Exploration (SME) where he is also a Distinguished Member. Dr. O’Neil was elected to the U.S. National Academy of Engineering in 1999 and the American Southwest Mining Hall of Fame in 2003.
      Dr. O’Neil is a ULC Independent Director and is “independent” under applicable securities laws and stock exchange rules. He is Chair of Fording ULC’s Environmental, Health and Safety Committee and a member of its Governance Committee.

David A. Thompson
Residence: Director Since: Age: Investment in the Trust:(1) Independent:	Vancouver, British Columbia, Canada 2003 66 10,805 Phantom Units No
      Mr. Thompson was Chief Executive Officer and Deputy Chairman of Teck Cominco from July 2001 until his retirement in 2005. He is currently a director of Teck Cominco. From 1994 to 2001, he was President and Chief Executive Officer of Cominco Ltd. From 1980 to 1994, he was Senior Vice President and Chief Financial Officer of Teck Corporation. Mr. Thompson is a director of Providence Health Care. He is a graduate of the London School of Economics and attended the Advanced Management Program at Harvard University.
      Mr. Thompson is not a ULC Independent Director or “independent” under applicable securities laws and stock exchange rules because he is a director of a Principal Unitholder.

Notes:

(1)	Includes Units beneficially owned, directly or indirectly, or over which control or direction is exercised as well as Phantom Units credited under the phantom unit plan maintained by Fording ULC. Amounts are expressed at December 31, 2005.

(2)	The Board of Directors determines whether an individual is “financially literate” in their business judgment and with reference to Multilateral Instrument 52-110 — Audit Committees, which states that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements.

Interlocking Directorships
      The table below lists the Trustees and Directors who serve together on boards of other companies:

COMPANY	TRUSTEE OR DIRECTOR

Teck Cominco Limited	Mr. Donald Lindsay, Mr. Robert Wright, Dr. Lloyd Barber and Mr. David Thompson

Pengrowth Corporation	Mr. Michael Parrett and Mr. John Zaozirny

IPSCO Inc.	Mr. Michael Grandin and Mr. John Zaozirny
Trustee and Director Orientation
      The Governance Committee of the Trustees is responsible for the orientation and education of new Trustees and the continuing education of current Trustees. The Governance Committee of the Board of Directors is responsible for the orientation and education of new Directors and the continuing education of current Directors.
      New Trustees and Directors are invited to participate in orientation tours of Elk Valley Coal’s mining operations. Trustees and Directors are provided with a reference manual which contains the Declaration of Trust, governance guidelines and committee charters, Trustee and Director policies and the Joint Code of Business Conduct, material agreements and investor and Unitholder information. The reference manual is updated quarterly. Trustees and Directors are provided with memberships in the Institute of Corporate Directors or a similar organization to provide such persons with access to relevant continuing education courses and materials.
      In addition, continuing education presentations on various relevant topics are provided throughout the year in conjunction with regularly scheduled Trustees and Board of Directors meetings. In 2005, such presentations included:

•	Mine geophysical issues, including spoil management (Environment, Health and Safety Committee)

•	Civil Liability in Secondary Markets

•	Elkview Mine / Operations tour and presentations

•	Marketing and competitor analysis

•	Options for addressing Non-Resident ownership issues

•	2005 Customer and 2004 Employee Audit Summary conducted by an independent third party.

Attendance of Directors
      The following table shows the attendance of each of the Directors at Board meetings and committee meetings held during the 2005 fiscal year. There were ten Board meetings, eight Audit Committee meetings, six Governance Committee meetings and four Environmental, Health and Safety Committee meetings. The overall attendance was 95% at Board meetings and 100% at committee meetings for the year.
Summary of Attendance of Directors

	Board Meetings

			Non-Regularly
	Annual Board		Scheduled		Committee
	Meeting Schedule		Meetings	Overall	Meetings
Director	(Attendance)		(Attendance)(1)	Attendance	Attended

D.L. Farrell	5 of 5	100%	5 of 5	100%	4 of 4
M.A. Grandin	5 of 5	100%	5 of 5	100%	18 of 18	(2)
M.S. Parrett	5 of 5	100%	5 of 5	100%	14 of 14
H.G. Schaefer(3)	5 of 5	100%	5 of 5	100%	14 of 14
R.T. Mahler(4)	5 of 5	100%	3 of 5	80%	18 of 18
T.J. O’Neil(5)	5 of 5	100%	4 of 5	90%	10 of 10
D.A. Thompson	5 of 5	100%	5 of 5	100%
D.R. Lindsay(6)	4 of 4	100%	2 of 3	86%

Notes:

(1)	In connection with non-regularly scheduled Director meetings, a number of dates are provided to the Directors and the dates with the largest potential attendance are selected, which may result in individual Directors being unable to attend.

(2)	Mr. Grandin was invited to attend all committee meetings.

(3)	Audit Committee Chair.

(4)	Governance Committee Chair.

(5)	Environmental, Health and Safety Committee Chair.

(6)	Elected to the Board in May 2005.
Appointment of Auditors
      The persons named in the form of proxy which accompanies this Information Circular intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditors of the Trust until its successor is appointed and to authorize the Trustees to fix the remuneration of the auditors, unless the Unitholder has specified in his, her or its proxy that the Units represented by such proxy are to be withheld from voting in respect thereof. PricewaterhouseCoopers LLP, Chartered Accountants, were appointed auditors of the Trust as part of the 2003 Arrangement.

SPECIAL MEETING BUSINESS
Plan of Arrangement
      Unitholders are being asked to consider and, if deemed advisable, pass the Arrangement Resolution. The Arrangement Resolution is attached as Appendix “A” to this Information Circular. The Arrangement Resolution must be approved by at least 66 2/3 % of all of the votes cast by Unitholders present in person or represented by proxy at the Meeting.
Background to the Arrangement
      The Trust is a mutual fund trust as defined under the Tax Act. Subsection 132(7) of the Tax Act provides that a trust, in order to retain its status as a mutual fund trust for purposes of the Tax Act, must not be established or maintained primarily for the benefit of Non-Residents.
      If the Trust ceases to qualify as a mutual fund trust under the Tax Act:

•	the Units would cease to be qualified investments for trusts governed by registered retirement savings plans (“RRSP”), registered retirement income funds (“RRIF”), registered education savings plans (“RESP”) and deferred profit sharing plans (“DPSP”), generally resulting in, among other things:

•	the RRSP, RRIF, RESP or DPSP being subject to a monthly penalty tax under Part XI.1 of the Tax Act equal to 1% of the acquisition price of the Units in respect of each month at the end of which the RRSP, RRIF, RESP or DPSP holds such Units;

•	the RRSP or RRIF being subject to tax on the income attributable to the Units and on the entire amount (not just one-half) of any capital gain realized on a disposition of such Units;

•	the RESP being revocable if the Units are not disposed of within 60 days; and

•	the annuitant of the RRSP or RRIF being required to include the fair market value of the Units in the annuitant’s income for the year in which the Units were acquired by the RRSP or RRIF if the Units are not qualified investments at the time of acquisition;

•	the Units would constitute “taxable Canadian property” for purposes of the Tax Act, with the result that Non-Resident Unitholders would be subject to tax under the Tax Act (in the absence of relief under an applicable tax treaty or convention) on any capital gains realized on the disposition (or deemed disposition) of such Units;

•	the Trust would be required to pay a tax under Part XII.2 of the Tax Act which may have adverse income tax consequences for Non-Resident Unitholders and Unitholders who are exempt from Part I tax under the Tax Act; and

•	the Trust would not be entitled to use the capital gains refund mechanism otherwise available for mutual fund trusts.
      Section 5.11 of the Declaration of Trust includes provisions which allow the Trustees to take action to restrict the Non-Resident ownership of Units to less than 50% of the issued and outstanding Units if the Trustees determine that it is advisable and in the best interests of the Trust to take such action so that the Trust will not cease to qualify as a mutual fund trust under subsection 132(7).
      Since becoming an income trust following completion of the 2003 Arrangement, the Trust has observed that the level of Non-Resident ownership of the Units has been increasing. Commencing in 2004, the Trustees directed that the level of Non-Resident ownership of the Units be measured on a regular basis although it was recognized that the tools available to assess such Non-Resident ownership were, in some respects, inherently inaccurate. Later in that year, the Trust requested that management of the Trust work with the Trust’s external advisors to develop options for dealing with the increasing levels of Non-Resident ownership of the Units and the Trustees received presentations on this topic. It was the conclusion of the Trustees that the market-based alternatives for dealing with the increasing levels of Non-Resident ownership of the Units had a variety of issues associated with them, including that they were costly, difficult to implement, could result in the de-listing of the Units from the NYSE and otherwise could reduce the liquidity of the Units. Accordingly, the Trustees concluded that the best option available was to reorganize the Trust into a Royalty Trust that could qualify for Subsection 132(7) Exception. As such, in connection with the 2005 Arrangement, Unitholders were asked to approve, and did approve, a second step to the 2005 Arrangement that would have provided for the conversion of the Trust into a Royalty Trust (the “Second Step Reorganization”).

      As set forth in the management information circular prepared in connection with the 2005 Arrangement, conversion of the Trust into a Royalty Trust required an advance tax ruling from the CRA. The Trust was in the process of preparing an application for such a ruling when the Federal Department of Finance and the CRA announced on September 19, 2005 a moratorium on advance tax rulings related to income trusts. Although the moratorium was subsequently lifted on November 23, 2005, there was insufficient time for the Trust to obtain an advance tax ruling from the CRA and complete the Second Step Reorganization by year-end. As the Second Step Reorganization had to be completed over a year-end in order to achieve the desired result, the inability to complete such reorganization at the end of 2005 meant that its completion would have to have been delayed until the end of 2006. As such, in early 2006, the Trustees, Directors, management of the Trust and the Trust’s external advisors, considered alternatives for converting the Trust into a Royalty Trust. Those discussions resulted in the decision to reorganize the assets and liabilities of the Trust under a new trust (being the New Trust) that could qualify for the Subsection 132(7) Exception. The Trustees are of the view that the form of royalty reorganization contemplated by the Plan of Arrangement is, in many respects, preferable to the Second Step Reorganization, as, among other things, the desired result can be achieved following receipt of all required Unitholder, judicial and regulatory approvals.
      In electing to proceed with the Arrangement, the Trustees determined that reorganizing the assets and liabilities of the Trust under a Royalty Trust was in the best interests of the Trust and the Unitholders, as, among other things, the ability of the New Trust to qualify for the Subsection 132(7) Exception would mean that increased levels of Non-Resident ownership would not imperil its status as a mutual fund trust under the Tax Act. Accordingly, although there are not currently any plans to offer New Units outside of Canada (other than pursuant to the Plan of Arrangement), the ability of the New Trust to qualify for the Subsection 132(7) Exception means that its access to non-Canadian financial markets in connection with capital raising or asset acquisition activities is not limited by the Non-Resident Ownership Restrictions. Further, the New Trust would not be required to continuously monitor the composition of its Unitholder base.
Purpose of the Arrangement
      The purpose of the Arrangement is to reorganize the assets and liabilities of the Trust under a new trust (being the New Trust) that is a Royalty Trust such that the New Trust can qualify for the Subsection 132(7) Exception.
      The Subsection 132(7) Exception is set forth in paragraph 132(7)(a) of the Tax Act which provides that if, at all times since the creation of the trust, all or substantially all of the property owned by the trust consists of property that is not “taxable Canadian property”, then the Non-Resident Ownership Restriction does not apply. Oil and gas and mining royalties are not “taxable Canadian property” for the purposes of subsection 132(7) of the Tax Act. Accordingly, trusts which can establish that all or substantially all of their property at all times since their inception consists of such royalties have taken the position that they are not subject to the Non-Resident Ownership Restriction.
      In order to be able to qualify for the Subsection 132(7) Exception, the New Trust has been constituted such that all of its property prior to the Effective Time will consist of property which is not taxable Canadian property. As part of the Arrangement, Fording LP will grant the Trust Royalty Interest to the Trust so that substantially all of the Trust’s property will not be taxable Canadian property. After the Trust Royalty Interest is granted to the Trust, the Trust will transfer all of its property, including the Trust Royalty Interest, to the New Trust with the result that substantially all of the New Trust’s property will continue to consist of property which is not taxable Canadian property. Accordingly, from the time of its organization, substantially all of the property of the New Trust will consist of property which is not taxable Canadian property, and as such the New Trust will be a Royalty Trust and will qualify for the Subsection 132(7) Exception.
      Following the completion of the Arrangement, the Unitholders of the Trust will be unitholders of the New Trust which will qualify as a mutual fund trust under the Tax Act. The reorganization transactions described above will occur on a tax-deferred basis for the Trust and for Participating Unitholders. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.
      The Trust has applied for the Advance Tax Ruling to confirm these consequences and the receipt of such ruling is a condition to the implementation of this Arrangement.
      The Arrangement will also result in Fording Corporation becoming the general partner of Fording LP. Fording Corporation will be an unlimited liability corporation existing under the laws of the Province of Alberta unlike Fording ULC, the current general partner of Fording LP, which is an unlimited company existing under the Companies Act (Nova Scotia).

Recommendation of the Trustees
      The Trustees have determined that the Arrangement is in the best interests of the Trust and its Unitholders and unanimously recommend that Unitholders vote FOR the Arrangement Resolution.
Overview of the Arrangement
      The Arrangement will effectively reconstitute the Trust as a Royalty Trust with the result that the New Trust will not be subject to the Non-Resident Ownership Restriction. This will be accomplished by:

(a)	creating the New Trust;

(b)	changing the composition of the assets of the Trust by granting the Trust Royalty Interest such that substantially all of the property of the Trust will not be taxable Canadian property;

(c)	transferring substantially all of the assets of the Trust, including the Trust Royalty Interest, to the New Trust with the result that from the inception of the New Trust, substantially all of its property will not constitute taxable Canadian property; and

(d)	exchanging the Units for New Units on the basis of one New Unit for each Unit held by a Participating Unitholder immediately prior to the Effective Time.
      The Arrangement will be implemented in a series of transactions pursuant to the Plan of Arrangement. If the Arrangement Resolution is approved in the manner described in this Information Circular and all other necessary approvals have been obtained, following completion of the Arrangement:

(a)	Participating Unitholders will own one New Unit for each Unit held by them at the Effective Time;

(b)	the New Units will be listed and posted for trading on the TSX and the NYSE in place of the Units;

(c)	the New Trust will own all of the assets of the Trust (other than the Residual Units Subscription Proceeds), and will qualify for the Subsection 132(7) Exception, as substantially all of its property since its inception will be property which is not taxable Canadian property;

(d)	Fording Corporation will own the ULC Royalty Interest and will be the general partner of Fording LP; and

(e)	Fording Corporation will be an unlimited liability corporation existing under the laws of the Province of Alberta.
The Arrangement
      The Arrangement will be carried out pursuant to the terms of the Plan of Arrangement. The Plan of Arrangement is attached as Appendix “G” to this Information Circular and sets out the transactions that will occur pursuant to the Arrangement as presently contemplated.
      Unitholders should be aware, however, that the Arrangement Resolution provides the Trustees (through their control of the Arrangement Co. Shares) with the discretion to make amendments to, deletions from or modifications of the Plan of Arrangement, to the extent permitted by the Plan, or to elect not to proceed with the Arrangement notwithstanding that such resolution has been approved by Unitholders and the Court. Preserving the discretion of the Trustees in this regard is necessary as completion of the Arrangement is dependent upon, among other things, receiving the Advance Tax Ruling from CRA (see “— Regulatory Approvals — Advance Tax Ruling”) and amendments to the Plan may be required in order to obtain such ruling. In addition, there are factors that might cause the Trustees to conclude that proceeding with the Arrangement is not advisable at this time. See “— Amendment of Plan and Factors Affecting Implementation of the Arrangement”. However, the Trustees will not exercise their discretion to amend the Plan of Arrangement in the form set out at Appendix “G” to this Information Circular following completion of the Meeting if such amendment would result in Unitholders being treated in a manner that is materially different, and adverse, as compared to the transactions contemplated by the Plan of Arrangement attached as Appendix “G” to this Information Circular.

Organizational Structure Prior to the Pre-Arrangement Transactions and the Arrangement
      The following diagram sets out the organizational structure of the Trust prior to the completion of the Pre-Arrangement Transactions and the Arrangement.
Pre-Arrangement Transactions
      Prior to the mailing of this Information Circular, Arrangement Co. was incorporated as an unlimited liability corporation under the ABCA. Following the incorporation of Arrangement Co., the Trust subscribed for 100 Arrangement Co. Shares for a subscription price of $0.01 per Arrangement Co. Share. In addition, prior to the mailing of this Information Circular, the New Trust was established under the laws of the Province of Alberta in accordance with the terms of the New Declaration of Trust. The initial trustee of the New Trust is John B. Zaozirny, the chair of the Governance Committee of the Trust.

Organizational Structure Following Completion of the Pre-Arrangement Transactions
      The following diagram sets out the organizational structure of the Trust following completion of the Pre-Arrangement Transactions. The changes to the current organizational structure of the Trust resulting from the Pre-Arrangement Transactions are shaded in grey.
The Plan of Arrangement
      The Plan of Arrangement is attached as Appendix “G” to this Information Circular and sets out the transactions that will occur pursuant to the Arrangement.
      Pursuant to the Plan, and commencing at the Effective Time, each of the events set out below will occur and will be deemed to occur, at the times, and in the order specified in the Plan of Arrangement:

(a)	The operation of the Unitholder Rights Plan will be suspended;

(b)	The Trust will issue the Residual Units in consideration for a cash payment equal to the Residual Units Subscription Proceeds;

(c)	The Trust will transfer the Arrangement Co. Shares to Fording LLC as a contribution to the capital of Fording LLC;

(d)	Fording LLC will transfer the ULC Shares to Arrangement Co. in exchange for Arrangement Co. Shares having an aggregate fair market value equal to the fair market value of the ULC Shares;

(e)	Fording ULC will be continued out of Nova Scotia and into Alberta as an unlimited liability corporation under the ABCA;

(f)	Each Non-Resident Unitholder will transfer the Excess Non-Resident Units held by that Non-Resident Unitholder at the Effective Time, if any, to Arrangement Co. in consideration for a New Unit Acquisition Right;

(g)	Fording LP will create and grant the Trust Royalty Interest to the Trust in consideration for the Trust Note;

(h)	Concurrently with the event described in step (g) above, Fording LP will create and grant the ULC Royalty Interest to Fording ULC in consideration for the ULC Note;

(i)	After the events described in steps (g) and (h) above and at the time which is two moments in time prior to the events described in steps (j), (k) and (l) below, the following events shall occur concurrently:

(i)	Fording LP will distribute the Trust’s Proportionate Share of Income to the Trust, which distribution will be paid and satisfied as follows:

(A)	if the Trust’s Proportionate Share of Income is equal to or greater than the aggregate principal amount of indebtedness outstanding under the FLP Loan at that time, Fording LP’s obligation to distribute the Trust’s Proportionate Share of Income to the Trust will be fully paid and satisfied as follows:

(1)	that portion of the Trust’s Proportionate Share of Income equal to the entire principal amount of indebtedness owing by the Trust to Fording LP under the FLP Loan shall be offset against the entire principal amount of indebtedness owing by the Trust to Fording LP under the FLP Loan; and

(2)	the remaining portion of the Trust’s Proportionate Share of Income shall be payable by Fording LP to the Trust on demand;

(B)	if the Trust’s Proportionate Share of Income is less than the aggregate principal amount of indebtedness outstanding under the FLP Loan at that time, Fording LP’s obligation to distribute the Trust’s Proportionate Share of Income to the Trust will be fully paid and satisfied by offsetting the entire amount of the Trust’s Proportionate Share of Income against that portion of the principal amount of indebtedness owing by the Trust to Fording LP under the FLP Loan as is equal to the entire amount of the Trust’s Proportionate Share of Income and the remaining amount of indebtedness owing by the Trust to Fording LP under the FLP Loan will be repaid by way of a return of capital by Fording LP to the Trust in an amount equal to such remaining amount of indebtedness;

(C)	in the event of a return of capital by Fording LP to the Trust pursuant to (B) above, Fording LP shall concurrently undertake a return of capital to Fording ULC by an amount necessary to maintain Fording ULC’s 0.01% general partnership interest in Fording LP and Fording LP will issue to Fording ULC a promissory note having an aggregate principal amount equal to such amount in full payment and satisfaction of the return of capital to Fording ULC; and

(ii)	Fording LP will distribute the proceeds of disposition of the Trust Royalty Interest and the ULC Royalty Interest resulting from the creation and granting of the Trust Royalty Interest and the ULC Royalty Interest pursuant to steps (g) and (h) above to the Trust and Fording ULC in proportion to their respective interests in Fording LP at that time, which distribution will be paid and satisfied as follows:

(A)	in respect of the Trust, Fording LP’s obligation to distribute to the Trust the Trust’s share of the proceeds of disposition of the Trust Royalty Interest and the ULC Royalty Interest shall be paid and satisfied in full by offsetting the Trust’s share of the proceeds of disposition of the Trust Royalty Interest and the ULC Royalty Interest against the entire amount of indebtedness owing by the Trust to Fording LP under the Trust Note and the Trust Note will thereupon be immediately cancelled; and

(B)	in respect of Fording ULC, Fording LP’s obligation to distribute to Fording ULC Fording ULC’s share of the proceeds of disposition of the Trust Royalty Interest and the ULC Royalty Interest shall be paid and satisfied in full by offsetting Fording ULC’s share of the proceeds of disposition of the Trust Royalty Interest and the ULC Royalty Interest against the entire amount of indebtedness owing by Fording ULC to Fording LP under the ULC Note and the ULC Note will thereupon be immediately cancelled;

(j)	One minute after the events described in steps (g) and (h) above, which time shall be two moments in time after the events described in step (i) above, the Trust will transfer the Trust Royalty Interest to the New Trust in consideration for that number of New Units having an aggregate fair market value equal to the fair market value of the Trust Royalty Interest, which New Units will be issued by the New Trust to the Trust simultaneously with said transfer;

(k)	Concurrently with the events described in steps (j) above and (l) below, the Trust will transfer the Fording LP Interest to the New Trust in consideration for:

(i)	that number of New Units having an aggregate fair market value equal to the fair market value of the Fording LP Interest less the aggregate principal amount of the indebtedness referred to in (ii) below, which New Units will be issued by the New Trust to the Trust simultaneously with said transfer; and

(ii)	the assumption by the New Trust of that portion of:

(A)	the Bank Debt; and

(B)	the Fording Amalco Receivable,

the total principal amount of which does not exceed the adjusted cost base to the Trust of the Fording LP Interest,

and the New Trust will assume the liabilities and other obligations associated with the Fording LP Interest;

(l)	Concurrently with the events described in steps (j) and (k) above, the Trust will transfer the Trust Assets to the New Trust in consideration for:

(i)	that number of New Units having an aggregate fair market value equal to the fair market value of the Trust Assets less the aggregate principal amount of the indebtedness, if any, referred to in (ii) below, which New Units will be issued by the New Trust to the Trust simultaneously with said transfer; and

(ii)	the assumption by the New Trust of that portion of:

(A)	the Bank Debt; and

(B)	the Fording Amalco Receivable,

not assumed by the New Trust pursuant to the events described in step (k)(ii) above,

and the New Trust will assume the liabilities and other obligations associated with the Trust Assets including the liabilities and obligations of the Trust under the Unit Based Compensation Arrangements;

(m)	One moment in time after the events described in steps (j), (k) and (l) above, the Trust will purchase for cancellation each Unit or fraction thereof then outstanding (including, for greater certainty, the Units acquired by Arrangement Co. from Non-Resident Unitholders at step (f) above, if any), other than the Residual Units, from the holder thereof the sole consideration for which will be one New Unit or fraction thereof and thereafter, all such Units so acquired by the Trust will be cancelled;

(n)	Arrangement Co. will distribute to each Non-Resident Unitholder, one New Unit or fraction thereof for each Unit or fraction thereof acquired by Arrangement Co. in step (f) above, if any, in full satisfaction of all of the obligations of Arrangement Co. under the New Unit Acquisition Rights whereupon all obligations of Arrangement Co. under the New Unit Acquisition Rights will be satisfied and the New Unit Acquisition Rights will be cancelled;

(o)	Arrangement Co. and Fording ULC will amalgamate to form Fording Corporation on the terms set forth at Schedule “A” to the Plan of Arrangement;

(p)	The New Trust will purchase for cancellation each Settlor Unit from the Settlor in consideration for an amount equal to the subscription price of $45.06 paid therefor, being an amount per Settlor Unit equal to the weighted average closing price of the Units on the TSX for the five consecutive trading days immediately preceding the date of the establishment of the New Trust;

(q)	The Declaration of Trust will be deemed to be amended to change the name of the Trust to “Fording Predecessor Trust”;

(r)	Concurrently with the event described in step (q) above, the New Declaration of Trust will be deemed to be amended to change the name of the New Trust to “Fording Canadian Coal Trust”; and

(s)	The New Unitholder Rights Plan will become effective.

Dissenting Unitholders
      All Units held by Dissenting Unitholders who exercise their Arrangement Dissent Rights will, if the Dissenting Unitholder is ultimately entitled to be paid the fair value therefor, be cancelled as of the Effective Time and such Dissenting Unitholders will not be entitled to any payment or other consideration that they would have been entitled to receive under the Arrangement had such Dissenting Unitholders not exercised their Arrangement Dissent Rights. If a Dissenting Unitholder is ultimately not entitled to be paid the fair value for his, her or its Units determined in accordance with provisions of the Interim Order and the Plan of Arrangement, the Dissenting Unitholder will be deemed to have participated in the Arrangement on the same basis as Participating Unitholders. See “Arrangement Dissent Rights”.
Amendments to the Plan of Arrangement
      Arrangement Co. reserves the right to amend the Plan of Arrangement at any time prior to the Effective Time. Indeed, extensive amendments may be required in order to obtain the Advance Tax Ruling and other required regulatory and third party approvals (see “— Regulatory Approvals” and “— Third Party Approvals”).
      Unitholders are also cautioned that approval of the Arrangement Resolution at the Meeting by the requisite majority of Unitholders provides the Trustees with the ability to make additions to, deletions from or modifications to the Plan of Arrangement and to make amendments to the Declaration of Trust which are required to give effect to the Arrangement (as the same may be amended or modified as aforesaid). The Arrangement Resolution also provides the Trustees with the discretion to determine whether or not to proceed with the Arrangement notwithstanding that such transaction has been previously approved by Unitholders.
      Amendments made prior to the Meeting must be approved by Unitholders and the Court. Amendments made following the Meeting must be approved by the Court. Further, the ability of the Trustees to amend the Plan of Arrangement once it has been approved by the Unitholders is subject to the provisions of Article 8 of the Plan.
      The Trustees will not use their discretion to add to, delete from or modify the Plan of Arrangement in the form set out at Appendix “G” to this Information Circular following completion of the Meeting if such additions, deletions or modifications result in a transaction that is materially different and adverse to Unitholders as compared to the transaction contemplated by such Plan (see “— The Arrangement”).
      Any amendment to the Plan of Arrangement will be set out in writing and filed with the Court. If Arrangement Co. proposes an amendment to the Plan of Arrangement at any time prior to or at the Meeting and such amendment is accepted by the Unitholders voting at the Meeting in the manner required by the Interim Order, and subsequently approved by the Court, such amendment will become part of the Plan of Arrangement for all purposes. If any amendment to the Plan of Arrangement is made following completion of the Meeting, such amendment must be approved by the Court and, if required by the Court, communicated to Unitholders in the manner prescribed by the Court.
Effects of the Arrangement
      If the Arrangement Resolution is approved in the manner described in this Information Circular and all other necessary approvals have been obtained, following completion of the Arrangement:

(a)	Participating Unitholders will own one New Unit for each Unit held by them at the Effective Time;

(b)	the New Units will be listed and posted for trading on the TSX and the NYSE in place of the Units;

(c)	the New Trust will own all of the assets of the Trust (other than the Residual Units Subscription Proceeds), and will qualify for the Subsection 132(7) Exception, as substantially all of its property since its inception will be property which is not taxable Canadian property;

(d)	Fording Corporation will own the ULC Royalty Interest and will be the general partner of Fording LP; and

(e)	Fording Corporation will be an unlimited liability corporation existing under the laws of the Province of Alberta.
Consequential Changes to Existing Agreements
      It is anticipated that immediately following the completion of the Arrangement, certain agreements to which the Trust and Fording ULC are a party will be amended to give effect to the Arrangement and to reflect the modified organizational structure resulting from such transaction. See “Amendment and Assignment of Agreements in Connection with the Arrangement”.
Post-Arrangement Organizational Structure
      The following diagram sets out the organizational structure of the New Trust following completion of the transactions comprising the Plan of Arrangement. The changes to the organizational structure (assuming completion of the Pre-Arrangement Transactions) resulting from the Arrangement are shaded in grey.

Amendment of Plan and Factors Affecting Implementation of the Arrangement
      The Arrangement Resolution provides the Trustees (through their control of the Arrangement Co. Shares) with the discretion to amend the Plan of Arrangement at any time up to the Effective Time. Amendments made prior to or at the Meeting must be approved by Unitholders and the Court. Amendments made following the Meeting must be approved by the Court. The Arrangement Resolution also provides the Trustees with the discretion to determine whether or not to proceed with the Arrangement notwithstanding that such transaction has been previously approved by Unitholders. However, the Trustees will not exercise their discretion to amend the Plan of Arrangement in the form set out at Appendix “G” to this Information Circular following completion of the Meeting if such amendment would result in a transaction that is materially different and adverse to Unitholders as compared to the transaction contemplated by such Plan. Further, the ability of the Trustees to amend the Plan of Arrangement once it has been approved by the Unitholders is subject to the provisions of Article 8 of the Plan.
      In considering whether to exercise their discretion as to whether or not to amend the Plan or proceed with the Arrangement, the Trustees currently believe that the following factors will be relevant to such determination although the Trustees reserve the right to exercise the rights, powers and discretions granted to them in the Declaration of Trust (that are subject only to the express limitations set forth in such instrument) to act in the best interest of the Trust and its Unitholders:

(a)	obtaining the Final Order in a form and on terms satisfactory to the Trustees and Directors and such order not being set aside or modified in a manner unacceptable to the Trustees and Directors on appeal or otherwise;

(b)	there not having occurred any actual, proposed or threatened change or amendment to the Tax Act or to any prior proposal to amend the Tax Act or to the regulations thereunder or to any applicable provincial tax legislation or to the regulations thereunder or any administrative position or practice in relation thereto which, directly or indirectly, has or may have any material adverse significance with respect to the Arrangement including, without limitation, the tax treatment of Unitholders;

(c)	obtaining all required regulatory approvals on terms and conditions satisfactory to the Trustees and Directors, including:

(i)	the Advance Tax Ruling; and

(ii)	the approval of the Nova Scotia Registrar for the continuance of Fording ULC out of Nova Scotia and into Alberta as an unlimited liability corporation under the ABCA;

(d)	obtaining the approval of the TSX to list the New Units;

(e)	obtaining the approval of the NYSE to list the New Units;

(f)	obtaining all material third party approvals and consents on terms and conditions satisfactory to the Trustees and Directors, including receipt of all necessary approvals and consents to the assignment of any material contracts and instruments;

(g)	there not having been enacted or pronounced any order or decree of any court, tribunal, governmental agency or other regulatory authority or administrative agency, board or commission, nor shall any law, regulation, policy, directive or order have been enacted, promulgated, made, issued or applied to cease trade, enjoin, prohibit or impose material limitations on the Arrangement or the transactions contemplated thereby in a manner unacceptable to the Trustees and Directors;

(h)	there not being any prohibition at law against the completion of the Arrangement; and

(i)	the number of Unitholders exercising their Arrangement Dissent Rights, if any, is reasonable as determined by the Trustees and Directors in their sole discretion.
      Unitholders are cautioned that the foregoing list of factors is not exhaustive and there may be further or different factors and events that could cause the Trustees to exercise their discretion to amend the Plan or not proceed with the Arrangement.
Unitholder Approvals
      The Interim Order provides that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by 66 2/3 % of all of the votes cast by Unitholders at the Meeting in person or by proxy.

Court Approval
Interim Order
      The ABCA requires that the Arrangement be approved by the Court. In order to obtain Court approval, a petition was made to the Court for the Interim Order. On March 29, 2006, Arrangement Co. obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters. The Interim Order is attached as Appendix “E” to this Information Circular.
Final Order
      If the Arrangement Resolution is approved by the Unitholders in the manner required by the Interim Order, the hearing in respect of the Final Order will take place as soon as practicable following receipt of the Advance Tax Ruling and other required regulatory and third party approvals and consents at the Court located at 611 – 4th Street SW, Calgary, Alberta. At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct and upon such terms and conditions, if any, as the Court thinks fit. At the hearing in respect of the Final Order, any interested party who wishes to appear or be represented and present evidence or arguments may do so, provided that the interested party files a notice of appearance with the Court and otherwise satisfies all other requirements of the Court in the manner set out in the Notice of Petition. A copy of the Notice of Petition is reproduced at Appendix “F” to this Information Circular.
      The Final Order will constitute a basis for an exemption from the registration requirements of the 1933 Act with respect to the issuance of New Units and New Unit Acquisition Rights pursuant to the Arrangement. See “Information for United States Securityholders”.
Regulatory Approvals
Advance Tax Ruling
      On March 1, 2006, the Trust filed an application for the Advance Tax Ruling with the CRA with respect to the Arrangement. There can be no assurance that the Advance Tax Ruling will be obtained on a timely basis, on terms and conditions satisfactory to the Trustees and Directors or at all. If the Advance Tax Ruling is not obtained, the Trustees and Directors may decide not to proceed with the Arrangement or to amend or modify the structure of the Arrangement. Counsel to the Trust has advised that the earliest that the Trust can expect receipt of the Advance Tax Ruling is July 2006. See “— The Arrangement”.
Nova Scotia Registrar
      In order to complete the Plan of Arrangement in the form attached as Appendix “G” to this Information Circular, the Nova Scotia Registrar must approve the continuance of Fording ULC into Alberta as an unlimited liability corporation under the ABCA and issue a certificate of discontinuance for Fording ULC in Nova Scotia. However, there can be no assurance that the Nova Scotia Registrar will approve the continuance of Fording ULC into Alberta and issue the certificate of discontinuance for Fording ULC on terms and conditions satisfactory to the Trust.
      If the Nova Scotia Registrar does not approve the continuance of Fording ULC into Alberta on terms and conditions satisfactory to the Trust or at all, the Trustees may decide not to proceed with the Arrangement or may amend or modify the structure of the Arrangement.
      As a condition of approving the continuation of Fording ULC out of Nova Scotia and into Alberta, it is currently expected that the Nova Scotia Registrar will require that the Final Order contain a condition which ensures that in the event of the dissolution of Fording Corporation, Fording LLC, as the sole shareholder of Fording ULC prior to the Arrangement, continues to be liable for those liabilities of Fording ULC which arose prior to Arrangement Co. acquiring all of the ULC Shares pursuant to Section 3.1(d) of the Plan of Arrangement. Section 10.1 of the Plan of Arrangement has been included to satisfy such requirement.
TSX/ NYSE Approvals
      Concurrent with the mailing of this Information Circular to Unitholders, the Trust will file a substitutional listing application with the TSX in respect of the New Units. A similar application will also be filed with the NYSE in connection with the listing of the New Units. However, there can be no assurance that the TSX or the NYSE will approve the listing of the New Units on terms and conditions satisfactory to the New Trust.

      If either of the TSX or the NYSE does not agree to list the New Units on terms and conditions satisfactory to the New Trust or at all, the Trustees may decide not to proceed with the Arrangement or may amend or modify the structure of the Arrangement.
Third Party Approvals
      Certain of the transactions contemplated by the Arrangement may require the consent of certain third parties. Prior to the Effective Date, the Trust and Fording ULC, in its own capacity and in its capacity as the general partner of Fording LP, will send notices to and request the consent of these third parties with respect to the Arrangement. However, there can be no assurance that the necessary consents from these third parties will be obtained on a timely basis or on terms and conditions satisfactory to the Trust or Fording ULC. If these consents are not obtained, the Trustees and Directors may decide not to proceed with the Arrangement or to amend or modify the structure of the Arrangement. See “Amendment and Assignment of Agreements in Connection with the Arrangement”.
Actions Required by Unitholders
      If Participating Unitholders vote in favour of the Arrangement Resolution and if the Trustees and Directors decide to proceed with the Arrangement, no further action will be required by such Unitholders. Participating Unitholders will not be required to return the certificates currently representing their Units to the Trust, the New Trust or the Transfer Agent. All of the certificates representing such Units which are outstanding immediately prior to the Effective Time will, following completion of the Arrangement, be deemed to represent an equal number of New Units until such time as a holder thereof elects to return such certificate to the Transfer Agent in exchange for a certificate representing such New Units or until the first transfer of such New Units by the registered holder thereof following completion of the Arrangement, whichever is earlier.
Amendment of Declaration of Trust
Background
      Unitholders are being asked to consider and, if deemed advisable, pass the Declaration Amendment Resolution. The Declaration Amendment Resolution is attached as Appendix “B” to this Information Circular. If the Declaration Amendment Resolution is passed by Unitholders at the Meeting, the Trustees would be authorized to approve an amendment to the Declaration of Trust to modify the indemnification provisions set forth in Section 13.1 thereof, in order to provide the Trustees with the right to be advanced monies in connection with certain proceedings brought against them in their capacity as Trustees. This is substantially the same right as is enjoyed by directors of corporations existing under the CBCA. The Declaration Amendment Resolution must be approved by at least 66 2/3 % of all of the votes cast by Unitholders present in person or represented by proxy at the Meeting.
Proposed Amendment
      Section 13.1 of the Declaration of Trust provides the Trustees and former trustees of the Trust with certain rights of indemnity in respect of their duties as trustees and in relation to the affairs of the Trust. The Trustees wish to amend Section 13.1 of the Declaration of Trust in order to provide the Trustees and former Trustees of the Trust with rights which are substantially similar to those afforded to a director of a corporation existing under the CBCA to be advanced moneys for the costs, charges and expenses incurred by such individual in connection with any civil, criminal, administrative, investigative or other proceeding in which the individual is involved resulting from his or her service as a director. Accordingly, the following amendment to Section 13.1 is being proposed:

“Section 13.1 of the Declaration of Trust shall be amended by adding the following clause as a new paragraph immediately following Subsection 13.1(b) of the Declaration of Trust:

In addition, the Trust may advance moneys to a Trustee or former Trustee for the costs, charges and expenses of a proceeding referred to above, provided that the Trustee or former Trustee, as the case may be, shall repay such moneys if such Trustee or former Trustee, as the case may be, does not fulfil the conditions set forth in section (a) and (b) above.”
      If the Declaration Amendment Resolution is passed, the circumstances in which a Trustee would be required to repay monies that had been advanced are as follows:

(a)	if the Trustee failed to act honestly and in good faith with a view to the best interests of the Trust and the Unitholders; and

(b)	if, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Trustee had no reasonable grounds for believing his or her conduct was lawful.
      The above-noted amendment will be accomplished by the entering into of an amending agreement to the Declaration of Trust substantially in the form attached as Schedule “A” to the Declaration Amendment Resolution.
Recommendation of the Trustees
      The Trustees believe that the amendment of the Declaration of Trust in the manner contemplated by the Declaration Amendment Resolution is necessary in order to enable the Trust to continue to attract high quality candidates to serve as trustees of the Trust. It would also provide the Trustees with protections which are similar to those available to directors of corporations existing under the CBCA. Accordingly, the Trustees have determined that approval of the Declaration Amendment Resolution is in the best interests of the Trust and its Unitholders and unanimously recommend that Unitholders vote FOR the Declaration Amendment Resolution.
Amendment of Unitholder Rights Plan
      Unitholders are being asked to consider and, if deemed advisable, pass the Rights Plan Amendment Resolution. The Rights Plan Amendment Resolution is attached as Appendix “C” to this Information Circular. The Unitholder Rights Plan requires that its continued operation be authorized by the Unitholders every three years. As the Unitholder Rights Plan was first implemented in 2003, its continued operation must be authorized at the Meeting. If the Rights Plan Amendment Resolution is passed by Unitholders at the Meeting, it would authorize the continued operation of the Unitholder Rights Plan for a further three years as well as certain amendments to such plan intended to reflect general developments in Canadian rights plans that have occurred since implementation of the Unitholder Rights Plan in 2003. In order to be effective, the Rights Plan Amendment Resolution must be approved by a majority of votes cast by Unitholders, voting together, who vote in respect of the Rights Plan Amendment Resolution at the Meeting.
Background of the Unitholder Rights Plan
      As part of the 2003 Arrangement, the Trust adopted the Unitholder Rights Plan. Prior to the conversion of Old Fording into the Trust pursuant to the 2003 Arrangement, the shareholders of Old Fording ratified and approved a shareholder rights plan containing substantially similar terms as the Unitholder Rights Plan.
      Section 5.16 of the Unitholder Rights Plan requires that the Unitholder Rights Plan be reconfirmed by Unitholders at the Meeting, being the third anniversary of its implementation. In addition to and in connection with such reconfirmation, the Trustees have concluded that it is also appropriate at this time to seek the approval of Unitholders to make certain minor amendments to the Unitholder Rights Plan in order to, among other things, reflect general developments in Canadian rights plans since the Unitholder Rights Plan was adopted in 2003. Such amendments are reflected in the amended and restated Unitholder Rights Plan (the “Amended and Restated Plan”) attached as Schedule “A” to the Rights Plan Amendment Resolution.
Trustee Review
      As part of their review and analysis surrounding the reconfirmation of the Unitholder Rights Plan by Unitholders, the Trustees considered advice from the Trust’s external counsel on a number of factors, including, without limitation:

(a)	general developments in Canadian rights plans since the Unitholder Rights Plan was adopted in 2003;

(b)	the terms and conditions of rights plans recently adopted by the securityholders of other Canadian issuers, including other income trusts;

(c)	recent experiences involving rights plans in the context of take-over bids; and

(d)	the commentary of the investment community with respect to rights plans.
      Based upon this review, the Trustees are recommending that Unitholders reconfirm the Unitholder Rights Plan, including certain minor amendments thereto which are reflected in the Amended and Restated Plan. The Trustees believe that the Amended and Restated Plan contains terms which are consistent with those contained in the latest generation of rights plans being adopted by Canadian issuers and their securityholders and addresses the concerns of investment industry commentators on a basis which is consistent with the objectives of such plans.
      The Amended and Restated Plan is not being proposed in response to, or in anticipation of, an acquisition or take-over bid and is not being proposed to prevent a take-over of the Trust, to secure continuance of the current Trustees or of management in office or to deter fair offers for the Units. The Amended and Restated Plan may, however, increase the price to be paid by a potential offeror to obtain control of the Trust and may discourage certain transactions.
Purpose of the Unitholder Rights Plan
      The purpose of the Amended and Restated Plan is to provide the Trustees with sufficient time to explore and evaluate alternatives in order to maximize Unitholder value and to encourage the fair treatment of Unitholders in connection with any take-over bid for the Trust. The Amended and Restated Plan will permit the Trustees and Unitholders to:

(a)	fully consider any unsolicited take-over bid for the Trust without undue pressure;

(b)	allow the Trustees to pursue, if appropriate, other alternatives to maximize Unitholder value;

(c)	allow additional time for competing bids to emerge;

(d)	avoid unequal treatment of Unitholders; and

(e)	oppose a take-over bid without Unitholders losing the opportunity to participate in such bid if a majority of Unitholders support the take-over bid.
      The Amended and Restated Plan encourages an offeror to proceed by way of “Permitted Bid” (as defined below) or to approach the Trustees with a view to a negotiated transaction. This is because the Amended and Restated Plan creates the potential for substantial dilution of the offeror’s position if a Permitted Bid is not made or if the Trustees do not agree to waive the Amended and Restated Plan.
      In considering the amendments contemplated by the Amended and Restated Plan, the Trustees also considered the legislative framework in Canada governing take-over bids which continues to raise the following concerns for Unitholders:
Time
      Securities legislation in Canada requires a take-over bid to remain open for only 35 days. The Trustees do not believe that this period is sufficient to permit Unitholders to consider a take-over bid and make a reasoned and unhurried decision. The Amended and Restated Plan, through the incorporation of the Permitted Bid concept, provides a mechanism whereby the minimum expiry period for a take-over bid must be 50 days after the date of the bid, and the bid must remain open for a further period of ten business days after 50% of the outstanding Units not beneficially owned by the person making the bid and certain related parties have been tendered. These provisions are intended to ensure that Unitholders have adequate time to evaluate an offer and to oppose the offer while retaining the ability to tender to the offer once it is clear that the offer will be successful.
Pressure to Tender
      A Unitholder may feel compelled to tender to a take-over bid which the Unitholder considers to be inadequate out of a concern that, in failing to do so, the Unitholder may be left with illiquid or minority discounted Units. This is particularly so in the case of a partial take-over bid for less than all the Units, where the offeror wishes to obtain a control position but does not wish to acquire all the Units. The Amended and Restated Plan requires that a take-over bid be made to all Unitholders and provides a tender approval mechanism which is intended to ensure that a Unitholder can separate the decision to tender from the approval or disapproval of a particular take-over bid, by requiring that a bid remain open for a further ten business days following a public announcement that more than 50% of the Units held but not beneficially owned by the person making the bid and certain related parties have been tendered.
Unequal Treatment: Full Value
      While securities legislation in Canada has substantially addressed many concerns of unequal treatment, there remains the possibility that control of the Trust may be acquired pursuant to a private agreement in which a small group of Unitholders dispose of Units at a premium to market price which premium is not shared with the other Unitholders. In addition, a person may slowly accumulate Units through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all Unitholders. The Amended and Restated Plan addresses these concerns as its provisions can be triggered regardless of the manner by which a person acquires Units, to better ensure that all Unitholders receive equal treatment.
Duties of the Trustees
      The adoption of the Amended and Restated Plan will not lessen or affect the duty of the Trustees to act honestly and in good faith and in the best interests of the Trust. The Amended and Restated Plan is designed to provide the

Trustees with the means to negotiate with an offeror and with sufficient time to seek out and identify alternative transactions on behalf of Unitholders.
Amendments to Unitholder Rights Plan
      The proposed amendments reflected in the Amended and Restated Plan are limited in effect and are intended to:

(a)	clarify existing concepts relating to the operation of the Unitholder Rights Plan; or

(b)	ensure that the Amended and Restated Plan is consistent with other rights plans that have recently been adopted and approved by securityholders of other Canadian issuers.
      The most significant amendments contemplated by the Amended and Restated Plan are:

•	an amendment to the provisions of the Unitholder Rights Plan pertaining to the waiver of the application of the Unitholder Rights Plan. A provision has now been added which permits the Trustees to waive the application of the Amended and Restated Plan if a person who has triggered the Amended and Restated Plan enters into a contractual agreement with the Trust to reduce its beneficial ownership of Units to less than 20%;

•	a change to the definition of “Beneficial Ownership” which makes it clear that neither a manager of a mutual fund nor the mutual fund itself will trigger the Amended and Restated Plan by virtue of holding Units in excess of 20% of the outstanding Units. As with other exemptions that are found in the current Unitholder Rights Plan and that exempt other institutional investors who hold Units as passive investors, the exemption for the manager of a mutual fund is subject to the condition that the manager and the relevant mutual fund have not made a take-over bid for the Trust; and

•	the price at which a Unitholder can purchase the Units issuable upon the exercise of one whole Right (the “Exercise Price”) has been amended. Following the three-for-one split of the Units on September 6, 2005 (the “Unit Split”), pursuant to the terms of the Unitholder Rights Plan, the Exercise Price, which was $160 prior to the Unit Split, was automatically adjusted to become $53.33 (i.e., one-third of the previous Exercise Price). The Trustees believe that, given the increase in the market price of the Units since the Unitholder Rights Plan was first adopted, the current Exercise Price should be adjusted upward to preserve the effectiveness of the Unitholder Rights Plan. The Trustees considered advice from the Trust’s financial advisors, the effectiveness of the revised Exercise Price and the impact on the Trust and Unitholders, among other factors, in reaching its conclusion that it is appropriate to adjust the Exercise Price to $300 (after giving effect to the Unit Split).
Summary of the Amended and Restated Plan
      The principal terms of the Amended and Restated Plan are summarized below. Capitalized terms used, but not otherwise defined, in this summary have the respective meanings ascribed to such terms in the Amended and Restated Plan, a copy of which is attached as Schedule “A” to the Rights Plan Amendment Resolution. The following is a summary only. For full particulars, please refer to the full text of the Amended and Restated Plan.
      The Unitholder Rights Plan was implemented pursuant to the Unitholder Rights Plan Agreement dated February 28, 2003 between the Trust and Computershare Trust Company of Canada, as Rights Agent. The Unitholder Rights Plan was implemented by the issuance of one Right in respect of each Unit outstanding at the Record Time. Rights are also issued for each additional Unit issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined below).
      Until the Separation Time, the Rights trade together with the Units and are not exercisable. After the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Units. Upon the occurrence of a Flip-in Event (as defined below), each Right will entitle the holder thereof to purchase Units having a market price of $600 for $300.
      The “Separation Time” is defined in the Amended and Restated Plan as the close of business on the tenth trading day (or such later date as may be determined by the Trustees) after the earlier of:

(a)	the Unit Acquisition Date, which is the date of the first public announcement that a person has become an Acquiring Person (defined in the Amended and Restated Plan as a person who has acquired, other than pursuant to an exemption available under the Amended and Restated Plan or pursuant to a Permitted Bid Acquisition, beneficial ownership of 20% or more of the Units);

(b)	the date of the commencement of, or first public announcement of an intention to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid) to acquire beneficial ownership of 20% or more of the Units; and

(c)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.
      A “Permitted Bid” is defined in the Amended and Restated Plan as a take-over bid made by take-over bid circular and which also complies with the following requirements:

(a)	the take-over bid is made to all holders of Units; and

(b)	the take-over bid is open for at least 50 days and more than 50% of the outstanding Units (other than Units beneficially owned by the offeror on the date of the bid) must be tendered under the bid and not withdrawn before any Units may be taken up and paid for and, if 50% of the Units are so tendered and not withdrawn, an announcement of such fact must be made and the bid must remain open for a further ten business days.
      “Expiration Time” is defined in the Amended and Restated Plan as the close of business on the date that the Amended and Restated Plan is terminated.
      The Rights Plan allows for a Competing Permitted Bid to be made while the Permitted Bid is in existence. A “Competing Permitted Bid” is a take-over bid which satisfies all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.
      If an offeror successfully completes a Permitted Bid, the Amended and Restated Plan provides that all outstanding Rights will be redeemed at $0.000001 per Right.
      If a potential offeror does not wish to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Trustees to make a bid to all Unitholders by take-over bid circular on terms which the Trustees consider to be fair to all Unitholders. In such circumstances, the Trustees may waive the application of the Amended and Restated Plan to that transaction, thereby allowing such bid to proceed without dilution to the offeror. In such circumstances, the Trustees will be deemed to have waived the application of the Amended and Restated Plan to all other contemporaneous bids made by take-over bid circular to all Unitholders. The Trustees can also waive the application of the Amended and Restated Plan in the event that a person has become an Acquiring Person by inadvertence provided that the Acquiring Person chooses to reduce its beneficial ownership of Units so that it ceases to be an Acquiring Person. All other waivers require Unitholder approval.
      Under the Amended and Restated Plan, a “Flip-in Event” is any transaction or event in which any person becomes an Acquiring Person. Upon the occurrence of a Flip-in Event, from and after the close of business on the tenth trading day following the Unit Acquisition Date,

(a)	any Rights beneficially owned by the Acquiring Person and affiliates, associates and transferees of the Acquiring Person or any person acting jointly or in concert with the Acquiring Person will become void; and

(b)	each Right (other than Rights which are void) will entitle the holder thereof to purchase Units having a market price of $600 for $300 (i.e. at a 50% discount to market).
      A Flip-in Event that is not approved by the Trustees will result in significant dilution to an Acquiring Person and also to holders of Rights not exercising their Rights upon the occurrence of the Flip-in Event. The Trustees may, with the approval of Unitholders, at any time prior to the occurrence of a Flip-in Event, elect to redeem all of the outstanding Rights at a redemption price of $0.000001 per Right.
      Investment advisors (for client accounts), mutual funds and their managers and trustees, trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), administrators or trustees of registered pension funds, plans or related trusts and Crown agents or agencies acquiring 20% or more of the Units are exempted from triggering a Flip-In Event, provided that they are not making, or not part of a group making, a take-over bid for the Units.
      The Trustees may, from time to time, supplement or amend the Amended and Restated Plan to correct clerical or typographical errors or to maintain the enforceability of the Amended and Restated Plan as a result of a change in law. All other amendments require Unitholder approval.

      If the Arrangement is not completed, a similar Unitholder reconfirmation process must occur at the annual meeting of Unitholders to be held in 2009 in order for the Amended and Restated Plan to remain in effect until February 2012. Failing such reconfirmation, the Amended and Restated Plan and all outstanding Rights thereunder will terminate.
Recommendation of the Trustees
      The Trustees have determined that the continued operation of the Unitholder Rights Plan, as amended on the terms set forth in the Amended and Restated Plan, is in the best interests of the Trust and its Unitholders and unanimously recommend that Unitholders vote FOR the Rights Plan Amendment Resolution.
Amendment of Phantom Unit Plan
      Unitholders are being asked to consider and, if deemed advisable, pass the Unit Plan Amendment Resolution. If the Unit Plan Amendment Resolution is passed by Unitholders at the Meeting, it would authorize the Trustees to make certain amendments to the terms of the Phantom Unit Plan, including to allow for, among other things, payments from such plan in the form of Units issued from treasury. It would also provide for the effective merger into a single plan of the Phantom Unit Plan and the phantom unit plan currently maintained by Fording ULC. Such combination would be effected by terminating the phantom unit plan maintained by Fording ULC for the Directors and amending the terms of the Phantom Unit Plan to include the Directors. The proposed amendments would allow the Trustees and Directors to hold Phantom Units for up to 25 years thereby providing Trustees and Directors with the opportunity to participate in the long-term success of the Trust. The Unit Plan Amendment Resolution is attached as Appendix “D” to this Information Circular.
Description of the Phantom Unit Plan
Background and Introduction
      In connection with the 2003 Arrangement, the Trust established phantom unit plans for the directors of Fording Inc. and for the Trustees, (referred to respectively as the “Previous Director Plan” and the “Previous Trustee Plan”). In connection with the 2005 Arrangement, the Previous Director Plan was assumed by Fording ULC. The Trustees and the Directors have now determined that it is desirable to combine the Previous Director Plan with the Previous Trustee Plan (the aforementioned previous plans are collectively referred to as the “Previous Plans”). Subject to the approval of Unitholders, such combination will be effected by terminating the Previous Director Plan and amending the terms of the Previous Trustee Plan to include the Directors. The Previous Trustee Plan as merged and amended in the manner contemplated by the Unit Plan Amendment Resolution is referred to in this section as the “Proposed Plan”.
      As was the case with the Previous Plans, the Proposed Plan will provide both the Trustees and the Directors with the opportunity to be credited with notional units (“Phantom Units”), each of which is equivalent in value to a Unit, giving them the opportunity to participate in the long-term success of the Trust. Phantom Units are, in effect, bookkeeping entries and not securities of the Trust. The goal of the Proposed Plan is to promote a greater alignment of interests between the Trustees, the Directors and the Unitholders, to allow the Trustee and Directors to participate in the long-term success of the Trust and to provide participating Trustees and Directors (“Participants”) with certain enhanced tax efficiencies.
Transitional Arrangements
      In the case of a Director who participated in the Previous Director Plan, a one-time grant of Phantom Units under the Proposed Plan will replace the phantom units forfeited in connection with the termination of such plan (“Replacement Phantom Units”). Replacement Phantom Units granted to Directors will have a deemed award date of January 1, 2006. In the case of a Director resident in the United States, phantom units awarded under the Previous Director Plan must be redeemed in accordance with the terms of the Previous Director Plan. No Replacement Phantom Units will be granted in respect of such phantom units. Grants of Phantom Units made in the past to Trustees under the Previous Trustee Plan will continue to be recognized under the Proposed Plan.
Grant of Phantom Units
      Once in each period between annual general meetings of Unitholders (an “Award Year”), each Trustee and Director will have the right to elect that a portion of his or her annual retainer be paid in the form of Phantom Units.

The number of Phantom Units to be credited to the Participant’s account for the Award Year will be determined by dividing the amount of the retainer payable in Phantom Units, expressed in dollars, by the weighted average trading price of a Unit on the TSX for the five trading days immediately preceding the date on which Phantom Units are awarded, which is typically the first business day following the date of the annual general meeting of Unitholders (the “Award Date”). In the case of persons who become a new Trustee or Director, the grant of Phantom Units will be pro-rated by reference to their length of service during the Award Year.
Distribution Credits
      The Phantom Units will accrue distribution credits, in the form of additional Phantom Units, as of each date on which distributions are made on the Units (“Distribution Equivalents”). The Distribution Equivalents will be computed by dividing (a) the amount obtained by multiplying the amount of the distribution declared and paid per Unit, expressed in dollars, by the number of Phantom Units recorded in a Participant’s account on the distribution record date, by (b) the weighted average trading price of a Unit on the TSX for the five trading days immediately following the date on which the Units trade ex distribution.
Redemption of Phantom Units
      A Participant can elect to redeem the Phantom Units in his or her account at any time during the life of the Proposed Plan, however, in certain circumstances (described below), a Participant will be required to redeem his or her Phantom Units.
      In the event that a Participant elects to redeem all or a portion of the Phantom Units in her or her account, the Trust will issue that number of Units that is equal to the redeemed number of Phantom Units in the Participant’s account on the date the redemption notice is delivered (the “Payment Date”). At the discretion of the Governance Committee of the Trust, Units may be issued net of applicable withholding taxes. Units will be issued as fully paid and non-assessable Units. In lieu of Units, a Participant may elect to receive a lump sum cash payment equal to the redemption value of the Phantom Units less applicable withholding taxes. The redemption value is calculated by multiplying the number of Phantom Units that are being redeemed, by the weighted average trading price of a Unit on the TSX for the five trading days immediately preceding the Payment Date.
      If the Units are no longer publicly traded, or, if in the opinion of the Trustees, the market price at which the Units are publicly traded does not reflect the value of those securities, such value shall be determined by the Governance Committee of the Trust and the Governance Committee of Fording ULC, acting in good faith, or by a qualified financial advisor selected by the Governance Committee of the Trust.
Mandatory Payment Dates
      Under the Proposed Plan, a number of conditions exist whereby Phantom Units must be redeemed on a particular date (a “Mandatory Payment Date”). On a Mandatory Payment Date, a Participant is required to redeem all of the Phantom Units in his or her account and can elect to redeem those Phantom Units for Units or, subject to certain conditions, for cash. If the Participant fails to make an election within ten days following a Mandatory Payment Date, the Participant will be deemed to have elected to receive Units.
      A Mandatory Payment Date is the earlier of: (a) the date which is the 25th anniversary of the Award Date of the Phantom Unit; (b) the later of the date that is 90 days following the death of the Participant or the last day in the calendar year in which the Participant dies, or such longer period following the death of the Participant as the Governance Committee of the Trust determines; (c) the later of the date that is 90 days following the date on which the Participant ceases to be a Trustee or Director, as applicable, for any reason other than the death of the Participant or the last day in the calendar year in which such event occurs; or (d) a specified number of days, which must be not less than 30 days, following the date on which the Trustees terminate or suspend the Proposed Plan, as set out in a notice delivered to Participants following such decision.
Securities Subject to the Plan
      The total number of Units available for issuance under the Proposed Plan is approximately 3% of the total number of issued and outstanding Units from time to time, which on March 20th, 2006 is approximately 146,990,973 Units. The number of Units available for issuance to insiders under the Proposed Plan (“Insiders”), together with any other compensation arrangement of the Trust or Fording ULC (including, for this purpose, their respective successors and other affiliates controlled by either of them) may not exceed 10% of the issued and outstanding Units. The number of

Units issued to Insiders together with any other compensation arrangement may not, within a one year period, exceed 10% of the issued and outstanding Units.
Phantom Unit Plan
As at March 20, 2006(1)

		Percentage of currently
		outstanding Units
		represented by	Percentage of currently
	Total(2)	such securities	outstanding Units

Maximum number of Units issued and issuable on the exercise of Phantom Units issued under the Plan	4,409,729	3%	3%
Units issued on the exercise of Phantom Units credited to participants under the Plan prior to January 1, 2006	0	0%	0%

Notes:

(1)	Table assumes that the Unit Plan Amendment Resolution has been passed and the Proposed Plan has become effective.

(2)	Based on 146,990,973 Units outstanding on March 20, 2006.
Administration of the Plan
      The Proposed Plan will be administered by the Governance Committee of the Trust and as the Proposed Plan applies to Director Participants, by the Governance Committee of the Trust at the direction of the Governance Committee of Fording ULC. The Governance Committee of the Trust may, to the extent permitted by law, delegate any of its administrative responsibilities to an officer of the Trust or Fording ULC. Such person is referred to in the Proposed Plan as the “Administrator”. The Trustees, in respect of the application of the Proposed Plan to Trustee Participants, and the Trustees, in consultation with the Board of Directors, in respect of the Director Participants, may amend the Proposed Plan without notice or suspend or terminate the Proposed Plan on not less than 30 days notice. However, except as expressly set out in the Proposed Plan, such action cannot adversely affect Phantom Units previously granted. In the case of termination or suspension of the Proposed Plan, all Phantom Units in a Participant’s account will become payable in the form of Units unless, within ten days of such notice, the Participant has properly elected to receive a lump sum cash payment in lieu of Units.
      The power to amend the Proposed Plan is subject to those provisions of applicable law, including without limitation, the rules, regulations and policies of the TSX and the NYSE that require Unitholder approval of fundamental amendments be obtained.
Responsibility for Applicable Taxes
      The Trust will not be liable for any tax imposed on any Participant as a result of amounts paid or credited to a Participant under the Proposed Plan. The Trust or Fording ULC, as applicable, will be authorized to deduct from any amount paid or credited, such taxes or other amounts as it may be required by law to withhold, in such manner as it determines.
Transfer and Assignment
      Phantom Units are non-transferable and, except as required by law or expressly contemplated by the Proposed Plan in the case of a Trustee or Director’s death, the rights of a participating Trustee or Director under the Proposed Plan are not capable of being assigned or encumbered.
      In the event the Arrangement is completed, the Proposed Plan will be assigned to the New Trust and any reference to “Units” shall be deemed to be a reference to New Units.
Recommendation of the Trustees
      The Trustees have determined that merging Fording ULC’s phantom unit plan with the Phantom Unit Plan and amending the Phantom Unit Plan as described above are in the best interests of the Trust and its Unitholders and unanimously recommend that Unitholders vote FOR the Unit Plan Amendment Resolution.

GOVERNANCE FOLLOWING THE ARRANGEMENT
      In connection with the creation of the Trust and Elk Valley Coal as part of the 2003 Arrangement, a comprehensive governance structure was put in place for the benefit of Unitholders. This governance structure was substantially maintained following completion of the 2005 Arrangement, however certain rights were required to be modified in order to accommodate the structure resulting from that transaction. Following completion of the Arrangement, the governance rights currently enjoyed by Unitholders will again be substantially preserved. However, certain rights are again required to be modified in order to accommodate the new structure resulting from the Arrangement. The following is a summary of the principal changes to the existing governance structure that will occur in the event that the Arrangement is completed:

(a)	Fording Corporation, as general partner of Fording LP, will assume the role currently performed by Fording ULC and will be responsible for managing and overseeing the New Trust’s investment in Elk Valley Coal. Fording Corporation will also be responsible for managing the New Trust’s investment in NYCO pursuant to the operation of the Industrial Minerals Management Agreement;

(b)	The New Trustees will be comprised of those persons that served as Trustees immediately prior to the Effective Time. The New Trustees will serve in that capacity for the ensuing year;

(c)	The directors of Fording Corporation will be comprised of those persons that served as Directors immediately prior to the Effective Time. The directors of Fording Corporation will serve in that capacity for the ensuing year until the next meeting of Unitholders;

(d)	A majority of the New Trustees will be required to be Independent New Trustees in the same manner that a majority of Trustees are currently required to be Independent Trustees;

(e)	The board of directors of Fording Corporation will be required to have a majority of Independent Directors in the same manner that the Board of Directors must be comprised of a majority of ULC Independent Directors;

(f)	The New Declaration of Trust will provide Unitholders with the right to:

(i)	elect the New Trustees; and

(ii)	approve the nominees for election to the board of directors of Fording Corporation (as opposed to the Board of Directors as is currently the case).

Unitholders will be entitled to exercise these rights at the first annual meeting of Unitholders held following the Effective Time, which meeting is expected to be held sometime in the second quarter of 2007;

(g)	The New Trustees will establish an Audit Committee and a Governance Committee that will be comprised of the current members of the Trust’s Audit Committee and Governance Committee and that will adopt charters substantially similar to the current charters for the above-noted Trustee committees;

(h)	The board of directors of Fording Corporation will establish an Audit Committee, a Governance Committee and an Environmental, Health and Safety Committee that will be comprised of, respectively, the current members of the Fording ULC Audit Committee, Governance Committee and Environmental, Health and Safety Committee and that will adopt charters substantially similar to the current charters for the above-noted Fording ULC committees;

(i)	The material terms of the New Declaration of Trust will not be materially different than the terms of the Declaration of Trust (other than as described herein and assuming that the amendment contemplated by the Declaration Amendment Resolution is passed at the Meeting);

(j)	In substance, the material terms of the charter documents of Fording Corporation will not be materially different than the current charter documents of Fording ULC;

(k)	The New Trustees will be entitled to receive the same compensation as the Trustees are currently entitled to receive and will be subject to the same trust unit ownership requirements;

(l)	The directors of Fording Corporation will be entitled to receive the same compensation as the Directors are currently entitled to receive and will be subject to the same trust unit ownership requirements;

(m)	It is also anticipated that following completion of the Arrangement, the EVC Partnership Agreement will be amended such that Fording Corporation and the Independent Directors will be able to exercise the rights currently enjoyed by Fording ULC and the ULC Independent Directors in connection with approval of certain Elk Valley Coal matters. See “Amendment and Assignment of Agreements in Connection with the Arrangement — EVC Partnership Agreement”; and

(n)	It is also anticipated that the existing Governance Agreements will be amended such that the right of Teck Cominco and OTPP to nominate Trustees and Directors will become a right to nominate persons as New Trustees and as directors of Fording Corporation. See “Amendment and Assignment of Agreements in Connection with the Arrangement — Governance Agreements”.

AMENDMENT AND ASSIGNMENT OF AGREEMENTS IN CONNECTION WITH
THE ARRANGEMENT
      In the event that the Arrangement is completed, a number of agreements to which the Trust and Fording ULC are a party will need to be amended or assigned in order to give effect to the Arrangement and to reflect the different organizational structure resulting from the completion of the Plan of Arrangement. The following is a summary of the material amendments to such agreements that will be required in order to give effect to the Arrangement and to largely preserve, in modified form, the existing governance structure.
EVC Partnership Agreement
      The Trust anticipates that immediately following the completion of the Arrangement, the EVC Partnership Agreement will be amended to reflect the different organizational structure contemplated by the Plan of Arrangement and to largely preserve, in modified form, the existing governance structure. Although the parties to the EVC Partnership Agreement (being, in addition to Fording LP: Teck GP and Quintette) have not settled the final form of the amending agreement to the EVC Partnership Agreement, the parties have agreed in principle to make the changes described below. However, such agreement is predicated on the assumption that the amendments proposed to be made to the EVC Partnership Agreement will not cause prejudice to Elk Valley Coal, Teck GP or Quintette.

(a)	Fording Corporation, as the general partner of Fording LP, will be required to approve the annual budget and operating plan for Elk Valley Coal;

(b)	the Independent Directors will be required to approve:

(i)	any amendments to the code of conduct, insider trading policy and disclosure policy for Elk Valley Coal pursuant to Section 3.2(e) of the EVC Partnership Agreement;

(ii)	any assignment to a third party of the managing partner’s rights as managing partner pursuant to Section 3.5(b) of the EVC Partnership Agreement;

(iii)	the assignment of the partnership interest of Teck GP or Quintette, other than to an affiliate thereof, pursuant to Section 8.2(d) of the EVC Partnership Agreement; and

(iv)	any transaction between Elk Valley Coal and any affiliate of Teck Cominco who is a partner of Elk Valley Coal pursuant to Section 13.1(c) of the EVC Partnership Agreement.
      In addition, Elk Valley Coal will acknowledge that the limited recourse guarantee provided by it in connection with the Bank Debt continues to be effective (and that Elk Valley Coal’s obligation to provide a similar guarantee in connection with a refinancing of the Bank Debt will continue) notwithstanding that the Bank Debt has been assigned to, and assumed by, the New Trust pursuant to the operation of the Plan of Arrangement. In connection with such acknowledgement, the New Trust will enter into an agreement with Teck Cominco pursuant to which the New Trust will agree that, for so long as the above-noted guarantee is in place, the New Trust will not invest in any new business without providing Teck Cominco with prior written notice thereof. If, within 15 days of the receipt of such notice, Teck Cominco determines that the investment by the New Trust in such new business could have an adverse effect on the financial condition of the New Trust, the New Trust will not be permitted to invest in such new business until the New Trust assigns all of its rights and obligations under its credit facility to a wholly-owned subsidiary of the New Trust which holds all of the New Trust’s direct and indirect investment in Elk Valley Coal.
      Following completion of the Arrangement, a copy of the amending agreement to the EVC Partnership Agreement will be filed as a material contract on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Governance Agreements
      The Trust anticipates that immediately following the completion of the Arrangement, the Governance Agreements will be amended in light of the different organizational structure contemplated by the Arrangement. Although the parties to the Governance Agreements (being, in addition to the Trust and Fording ULC: Teck Cominco and OTPP), have not settled the final form of the amending agreement to the Governance Agreements, the parties have agreed in principle to replace the right of each of Teck Cominco and OTPP to nominate for approval one Trustee and one director of Fording ULC, provided Teck Cominco or OTPP, as applicable, owns at least 4.5% of the total number of outstanding Units, with the right of each of Teck Cominco and OTPP to nominate for approval one New Trustee and one director of Fording Corporation provided Teck Cominco or OTPP, as applicable, owns at least 4.5% of the total number of outstanding New Units.
      The parties have also agreed in principle to replace the definition of “Independent Trustee” with “Independent New Trustee” and the definition of “ULC Independent Director” with “Independent Director” to give effect to the provision noted above.
      Following completion of the Arrangement, a copy of each of the amending agreements to the Governance Agreements will be filed as a material contract on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.
Administrative Services Agreement
      The Trust anticipates that immediately following completion of the Arrangement, the Administrative Services Agreement will be amended in light of the different organizational structure contemplated by the Arrangement. Although the parties to this agreement (being, in addition to the Trust: Elk Valley Coal) have not settled the final form of such amendments, the parties have agreed in principle to provide the New Trust with all of the rights and obligations of the Trust under the Administrative Services Agreement, including the right to require Elk Valley Coal to provide executive personnel to act as the officers of the New Trust. It has also been agreed that the Administrative Services Agreement will be amended to require Elk Valley Coal to provide administrative services to the New Trust and the services of personnel necessary to provide such services. The basis of Elk Valley Coal’s agreement in principle to the amendments described above is predicated on the assumption that the proposed amendments will not cause prejudice to Elk Valley Coal.
      Following completion of the Arrangement, a copy of the amended and restated Administrative Services Agreement will be filed as a material contract on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.
Other Agreements
Credit Agreement
      As part of the Arrangement, the Bank Debt will be assigned to and assumed by the New Trust. See Sections 3.1(k) and 3.1(l) of the Plan of Arrangement. The Credit Agreement governing the Bank Debt contains provisions permitting the Trust to transfer its obligations thereunder to the New Trust on the satisfaction of certain conditions including the assumption by the New Trust of the Trust’s obligations under the Credit Agreement, the maintaining of all existing security required under the Credit Agreement and making certain amendments to the Credit Agreement evidencing the above-noted assignment. It is a further condition of such assignment that completion of the transactions comprising the Plan of Arrangement cannot result in a Default, Event of Default or Material Adverse Effect (as such terms are defined in the Credit Agreement). The EVC Partnership Agreement requires, among other things, that upon the assignment of the Bank Debt to the New Trust as described above, the Elk Valley Coal guarantee of the Bank Debt continues to be effective after completion of the transactions contemplated by the Plan of Arrangement. In addition, following completion of the Arrangement, the New Trust and its subsidiaries will execute new security documents confirming, as applicable, their guarantees and indemnification obligations in connection with the indebtedness of the New Trust and Elk Valley Coal under the amended Credit Agreement. See “— EVC Partnership Agreement”.
Indemnification Agreements
      In order to provide the New Trustees and the officers of the New Trust (as well as any employee or representative of the New Trust that serves as a director or officer or in a like capacity of a subsidiary or other entity at the request of the New Trust) with the same rights of indemnification and other protections currently enjoyed by the Trustees and officers of the Trust, following completion of the Arrangement, the New Trust will enter into indemnification agreements with the New Trustees and the officers of New Trust on terms substantially similar to the indemnification agreements currently in place between the Trust and its Trustees and officers. The rights of indemnification under the new indemnification agreements will be subject to the limitation on such rights, if any, imposed by the New Declaration of Trust and applicable law.
      If the Declaration Amendment Resolution is passed by Unitholders at the Meeting, consideration will be given to removing the loan commitment provisions contained in the indemnification agreements to the extent such provisions apply to the Trustees. Such provisions were originally included in the indemnification agreements to enable the Trustees to be advanced costs in connection with certain proceedings brought against them when acting in their capacity as Trustees. However, if the Declaration Amendment Resolution is passed, such loan provisions would not be required as the New Declaration of Trust would expressly provide for the advancement of such costs.
      In addition, in order to provide the directors and officers of Fording Corporation (as well as any employee or representative of Fording Corporation that serves as a director or officer or in a like capacity of a subsidiary or other entity at the request of Fording Corporation) with the same rights of indemnification and other protections currently enjoyed by the Directors and officers of Fording ULC, following completion of the Arrangement, Fording Corporation will enter into indemnification agreements with its directors and officers on terms substantially similar to the indemnification agreements currently in place between Fording ULC and its Directors and officers. The rights of indemnification under the new indemnification agreements will be subject to the limitation on such rights, if any, imposed by the ABCA and other applicable law.
Industrial Minerals Management Agreement
      The Trust anticipates that immediately following completion of the Arrangement, the Industrial Minerals Management Agreement will be amended in light of the different organizational structure contemplated by the Arrangement. Although the parties to this agreement (being, in addition to the Trust: Fording ULC) have not settled the final form of such amendments, the parties have agreed in principle to provide the New Trust and Fording Corporation with all of the rights and obligations of the Trust and Fording ULC, respectively, under the Industrial Minerals Management Agreement including the provision of management services by Fording Corporation to the New Trust in relation to the New Trust’s investment in each of U.S. Subco, 627066 Alberta Ltd., Minera NYCO S.A. de C.V., NYCOMEX S.A. de C.V., American Tripoli Inc., Bitmin Resources Inc., Beachpoint Holdings Ltd., Ardley Coal Limited, Fording Amalco and Fording LLC.
Unit Based Compensation Arrangements
      The Trust and its subsidiaries and Elk Valley Coal have established the Unit Based Compensation Arrangements.
      Pursuant to the operation of the Plan of Arrangement, the Unit Based Compensation Arrangements will be assigned to and assumed by the New Trust. In connection with such assignment and assumption, the Unit Based Compensation Arrangements will need to be amended in order to, among other things, provide participants in such arrangements with the right to acquire New Units rather than Units pursuant to the terms of such arrangements. The approval of the Arrangement Resolution by the requisite majority of Unitholders at the Meeting will be sufficient authority to amend the Unit Based Compensation Arrangements in the manner noted above. However, not all of the participants in the Unit Based Compensation Plans are participating in the Arrangement and, accordingly, any modification to the existing rights of such persons can only be made in the manner permitted by such plans or with the consent of such participants.
Assignment by Operation of Law
      In addition to the above mentioned agreements to which Fording ULC is a party, each of the other agreements to which Fording ULC is a party will be assigned by Fording ULC to Fording Corporation as a result of the amalgamation of Fording ULC and Arrangement Co. pursuant to Section 3.1(o) of the Plan of Arrangement. Such agreements include the Administrative and Industrial Minerals Services Agreement and the Fording LP Agreement. Accordingly, following completion of the Arrangement, all of the rights and obligations of Fording ULC under each such agreement shall become the rights and obligations of Fording Corporation.

INFORMATION CONCERNING THE NEW TRUST
General
      The New Trust is an unincorporated open-ended trust established under the laws of the Province of Alberta pursuant to the New Declaration of Trust. It is intended that the New Trust will qualify as a mutual fund trust for the purposes of the Tax Act. The principal office of the New Trust is Suite 1000, Fording Place, 205 – 9th Avenue SE, Calgary, Alberta, T2G 0R3.
New Trustees
      The initial trustee of the New Trust is John B. Zaozirny. Following completion of the Arrangement, by operation of Section 2.1 of the New Declaration of Trust, the individuals nominated for election as Trustee at the Meeting will become the New Trustees. See “Annual Meeting Business — Election of Trustees — Information Regarding Nominees for Election as Trustees”.
Management
      Following completion of the Arrangement, the officers of the New Trust will be as follows:

Michael A. Grandin	Chair and Chief Executive Officer
James L. Popowich	President
R. James Brown	Vice-President and Chief Financial Officer
Kenneth E. Myers	Treasurer
James F. Jones	Vice-President, Human Resources and Legal Affairs (Secretary)
Mark D. Gow	Controller
Financial Information
      The audited Balance Sheet of the New Trust as at March 27, 2006, together with the audit report thereon, and the Pro Forma Comparative Consolidated Financial Statements of the New Trust as at and for the 12 months ended December 31, 2005, together with the compilation report thereon, are attached as Appendix “I” to this Information Circular.
Participation in the Arrangement
      Pursuant to Sections 3.1(j), 3.1(k) and 3.1(l) of the Plan of Arrangement, the New Trust will concurrently acquire the Trust Royalty Interest, the Fording LP Interest and the Trust Assets from the Trust in consideration for New Units, the assumption of the Bank Debt and the Fording Amalco Receivable and the assumption of the liabilities and obligations associated with the Fording LP Interest and the Trust Assets. Pursuant to Section 3.1(p) of the Plan of Arrangement, the New Trust will purchase for cancellation the Settlor Units from the Settlor in consideration for an amount equal to the subscription price therefor. Pursuant to Section 3.1(r) of the Plan of Arrangement, the New Declaration of Trust will be deemed to be amended to change the name of the New Trust to “Fording Canadian Coal Trust”.
Declaration of Trust
      The following is a summary of the material attributes of the New Declaration of Trust which will be effective following completion of the Arrangement. This summary does not purport to be complete and reference is made to the New Declaration of Trust attached as Appendix “H” for a complete description of the New Units and the full text of its provisions.
Description of New Units
      Beneficial interests in the New Trust are divided into a single class of New Units. The aggregate number of New Units that the New Trust may issue is unlimited. Each New Unit represents an equal fractional undivided beneficial interest in any distributions from the New Trust and in any net assets of the New Trust in the event of termination or winding-up of the New Trust. All New Units are of the same class with equal rights and privileges. Each New Unit is transferable, entitles the holder thereof to participate equally in distributions, including the distributions of net income and net realized capital gains of the New Trust and distributions on liquidation, is fully paid and entitles the holder thereof to one vote at each meeting of Unitholders. New Units will be issued in certificated form, however the New Trustees have authority to move to a book-based system if such a transition is feasible.
Allotment and Issue of New Units
      The New Trustees may allot and issue New Units at such time or times and in such manner (including pursuant to any plan from time to time in effect relating to reinvestment by Unitholders of distributions of the New Trust in New Units) and to such person, persons or class of persons as the New Trustees in their sole discretion shall determine. The price or the value of the consideration for which New Units may be issued and the terms and conditions of issuance of the New Units will be determined by the New Trustees in their sole discretion.
New Trustees
      The New Declaration of Trust provides that there shall be no fewer than seven and no more than nine New Trustees. The number of New Trustees may be changed by the New Trustees within such limits and the New Trustees may appoint additional New Trustees, provided that the New Trustees may not, between meetings of Unitholders, appoint additional New Trustees if, after such appointment, the total number of New Trustees would be greater than one and one-third times the number of New Trustees in office immediately following the last annual meeting of Unitholders. The number of New Trustees may also be changed by a resolution of the Unitholders.
      New Trustees will be elected at each annual meeting of Unitholders for a term expiring at the conclusion of the next annual meeting or until their successors are elected or appointed. New Trustees are eligible for re-election. New Trustees appointed by the New Trustees between meetings of Unitholders or to fill a vacancy will be appointed for a term expiring at the time that is the earlier of the conclusion of the next annual meeting of Unitholders and the election or appointment of their successors.
      The following persons are disqualified from being a New Trustee: (i) anyone who is less than 18 years of age; (ii) anyone who is of unsound mind and has been so found by a court in Canada or elsewhere; (iii) a person who is not an individual; (iv) a person who has the status of bankrupt; and (v) a person who is an employee of Elk Valley Coal. A majority of New Trustees must be resident Canadians. In addition, a majority of the New Trustees must be Independent New Trustees. If at any time a majority of New Trustees are not resident Canadians or a majority of the New Trustees are not Independent New Trustees, by virtue of a resignation or otherwise, the remaining New Trustees shall appoint a sufficient number of New Trustees who are resident Canadians and/or who are Independent New Trustees to comply with these requirements.
      A quorum of the New Trustees may fill a vacancy in the New Trustees, except, subject to the ability of New Trustees to increase the number of New Trustees in the manner discussed above, a vacancy resulting from an increase in the number of New Trustees or from a failure of the Unitholders to elect the required number of New Trustees at a meeting of Unitholders. In the absence of a quorum of the New Trustees, or if the vacancy has arisen from a failure of the Unitholders to elect the required number of New Trustees at a meeting of Unitholders, the New Trustees shall forthwith call a special meeting of Unitholders to fill the vacancy. If the New Trustees fail to call such meeting or if there are no New Trustees then in office, any Unitholder may call the meeting.
Power and Duties of New Trustees
      Subject to the specific limitations contained in the New Declaration of Trust, the New Trustees have full, absolute and exclusive power, control and authority over the assets of the New Trust and over the affairs of the New Trust to the same extent as if the New Trustees were the sole owners of such assets in their own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of the New Trust or conducting the affairs of the New Trust including, without limitation, the power and authority:

(a)	to supervise the activities and investments and conduct the affairs of the New Trust;

(b)	to identify and recommend nominees as New Trustees, monitor New Trustee performance, establish New Trustee compensation and develop and monitor the New Trust’s approach to corporate governance issues;

(c)	to establish the New Trust’s distribution policy and to declare distributions from the New Trust to Unitholders;

(d)	to borrow money upon the credit of the New Trust and the assets of the New Trust;

(e)	to manage the assets of the New Trust;

(f)	to invest funds of the New Trust; and

(g)	to establish systems to monitor the qualification of the New Trust as a “mutual fund trust” pursuant to the Tax Act and to do all such things as are required in order to preserve such qualification.
Standard of Care
      In exercising their powers and carrying out their functions, the New Trustees are required to exercise their powers and discharge their duties as New Trustees honestly, in good faith and in the best interests of the New Trust and the Unitholders and in connection therewith, to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Restrictions on New Trustees’ Powers
      Following completion of the Arrangement, restrictions on the New Trustees’ powers include the following:

(a)	the New Trustees must cause Fording LLC to vote the common shares of Fording Corporation held by Fording LLC (x) in favour of nominees to the Board of Directors approved by, or (y) in favour of removal of any Director when such removal is approved by, more than 50% of votes cast at a meeting of Unitholders called for that purpose, provided that:

(i)	none of the Directors is an employee of Elk Valley Coal;

(ii)	a majority of the Directors are Independent New Directors; and

(iii)	a majority of the Directors are not New Trustees; and

(b)	in the event that the Unitholders approve nominees (or the removal of Directors) such that the election of such nominees (or removal of Directors) would not comply with the conditions set forth in items (i) through (iii) of paragraph (a) above, the New Trustees may appoint such other persons as Directors as are necessary to result in compliance with such conditions.
      In addition, following completion of the Arrangement, the New Trustees must not authorize or cause to be authorized:

(a)	any combination, merger, amalgamation or arrangement of or involving Fording LLC, Fording Corporation or Fording LP with any other person, except in conjunction with an Internal Reorganization;

(b)	any disposition of all or substantially all of the assets of the New Trust, Fording LLC, Fording Corporation or Fording LP, except in conjunction with an Internal Reorganization;

(c)	the disposition of any securities of Fording LLC, Fording Corporation or Fording LP held directly or indirectly by the New Trust, except: (A) in connection with an Internal Reorganization; (B) pursuant to the redemption rights of Unitholders in accordance with the provisions of the New Declaration of Trust; or (C) in connection with financing transactions that do not result in the New Trust ceasing to control, directly or indirectly, Fording LLC, Fording Corporation and Fording LP following completion of such transactions;

(d)	the issuance of any securities in the capital of Fording LLC, Fording Corporation or Fording LP, other than to the New Trust or another wholly-owned subsidiary of the New Trust, except: (i) in connection with an Internal Reorganization; (ii) pursuant to the redemption rights of Unitholders in accordance with the provisions of the New Declaration of New Trust; or (iii) in connection with financing transactions that do not result in the New Trust ceasing to control, directly or indirectly, Fording LLC, Fording Corporation and Fording LP following completion of such transaction;

(e)	the amendment of the articles of arrangement of Fording Corporation, except in conjunction with an Internal Reorganization or except if the Independent New Trustees determine that there is no material prejudice to Unitholders from such amendment;

(f)	the liquidation or dissolution of Fording LLC, Fording Corporation or Fording LP, except in connection with an Internal Reorganization; or

(g)	the voluntary termination, dissolution or winding up of Fording LP;
without the authorization of at least 66 2/3 % of the votes cast at a meeting of the Unitholders called for such purpose.

Redemption of New Units
      New Units are redeemable at any time on demand by the holders thereof in accordance with the terms described below. Upon receipt by the New Trust of a notice to redeem New Units, all rights to and under the New Units tendered for redemption must be surrendered and the holder thereof is entitled to receive a price per New Unit (the “Redemption Price”) equal to the lesser of:

(a)	90% of the “market price” of the New Units on the principal market on which the New Units are quoted for trading during the ten trading day period ending immediately prior to the date on which the New Units are surrendered to the New Trust for redemption (the “Redemption Date”); and

(b)	100% of the “closing market price” on the principal market on which the New Units are quoted for trading, on the Redemption Date.
      For the purposes of this calculation:

“market price” means an amount equal to the average of the closing price of the New Units for each of the trading days for the ten trading day reference period on which there was a closing price on the principal exchange or market on which the New Units are quoted for trading; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the New Units traded on a particular day, the “market price” means an amount equal to the average of the average highest and lowest prices for each of the trading days on which there was a trade; and provided further that, if there was trading on the applicable exchange or market for fewer than five of the ten trading days in the reference period, the “market price” shall be the average of the following prices established for each of the ten trading days: (i) the average of the last bid and last ask prices for each day on which there was no trading; (ii) the closing price of the New Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the average of the highest and lowest prices of the New Units for each day that there was trading, if the market provides only the highest and lowest trading prices of New Units traded on a particular day; and

“closing market price” means an amount equal to the closing price of the New Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of the New Units if there was trading and the exchange or other market provides only the highest and lowest prices of New Units traded on a particular day; or the average of the last bid and last ask price of the New Units if there was no trading on the date.
      The aggregate Redemption Price payable by the New Trust in respect of any New Units surrendered for redemption during any calendar month shall be paid by cheque drawn on a Canadian bank or a trust company in lawful money of Canada, payable at par to or to order of the Unitholder who exercised the right of redemption, on or before the last day of the calendar month following the month in which the New Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their New Units is subject to the limitations that: (i) the total amount payable by the New Trust in respect of such New Units and all other New Units tendered for redemption in the same calendar month shall not exceed $50,000 (provided that the New Trustees may, in their sole discretion, waive such limitation in respect of any calendar month); (ii) at the time such New Units are tendered for redemption, the outstanding New Units shall be listed for trading or quoted on any stock exchange or market which the New Trustees consider, in their sole discretion, provides representative fair market value prices for the New Units; and (iii) the normal trading of the outstanding New Units is not suspended or halted on any stock exchange on which the New Units are listed (or, if not listed on a stock exchange, on any market on which the New Units are quoted for trading) on the Redemption Date or for more than five trading days during the ten day trading period ending on the Redemption Date.
      If a New Unitholder is not entitled to receive cash upon the redemption of New Units as a result of the foregoing limitations, then the Redemption Price for such New Units shall, subject to receipt of all necessary regulatory approvals (which the New Trust shall use commercially reasonable efforts to obtain), be paid and satisfied by way of a distribution in specie of securities of the New Trust or any of its subsidiaries having a fair market value, as determined by the New Trustees, equal to the Redemption Price of the surrendered New Units for which cash is not available. The New Trust shall be entitled to all interest or distributions paid or accrued and unpaid on such securities on or before the date of the distribution in specie.

Amendments to the New Declaration of Trust
      Following completion of the Arrangement, the New Declaration of Trust may be amended from time to time if approved by at least 66 2/3 % of the votes cast at a meeting of the Unitholders called for such purpose.
      The New Trustees may, if also approved by a majority of Independent New Trustees, without the approval of the Unitholders, make certain amendments to the New Declaration of Trust, including amendments:

(a)	for the purpose of ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental or other authority having jurisdiction over the New Trustees or over the New Trust;

(b)	which, in the opinion of the New Trustees, provide additional protection or benefit for the Unitholders;

(c)	to remove any conflicts or inconsistencies in the New Declaration of Trust or to make corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the New Trustees, necessary or desirable and not prejudicial to the Unitholders; and

(d)	which, in the opinion of the New Trustees, are necessary or desirable as a result of changes in taxation or other laws or the administration or enforcement thereof, provided that, notwithstanding the foregoing, the New Trustees may not unilaterally amend the New Declaration of Trust if such amendment would: (i) amend the amending provisions; (ii) amend the Unitholders’ voting rights; or (iii) cause the New Trust to fail to qualify as a “mutual fund trust” under the Tax Act.
Unitholder Meetings
      In each year, following completion of the Arrangement, an annual meeting of the Unitholders shall be held, at such time and place in Canada as the Trustees determine for the purpose of:

(a)	electing New Trustees;

(b)	appointing or changing the auditors of the New Trust,

(c)	approving nominees for election by the New Trustees as directors of Fording Corporation; and

(d)	transacting such other business as the New Trustees may determine or as may properly be brought before the meeting.
      The New Trustees have power at any time to call special meetings of the Unitholders, to be held at such time and place in Canada as the New Trustees may determine. Unitholders holding in the aggregate not less than ten percent of the outstanding Units may requisition the New Trustees in writing to call a special meeting of the Unitholders for the purposes stated in the requisition. The requisition must state in reasonable detail the business proposed to be transacted at the meeting and must be sent to each of the New Trustees and to the principal office of the New Trust. Unitholders have the right to obtain a list of Unitholders to the same extent and upon the same conditions and limitations as those which apply to shareholders of a corporation governed by the CBCA. Except in certain circumstances, upon receiving a requisition meeting the requirements set forth above, the New Trustees must call a meeting of Unitholders to transact the business referred to in the requisition.
      Subject to the foregoing, if the New Trustees do not call a meeting within 21 days after receiving the requisition, any Unitholder who signed the requisition may call the meeting. If there shall be no New Trustees, the officers of the New Trust shall promptly call a special meeting of the Unitholders for the election of successor New Trustees.
      A quorum for any meeting of Unitholders shall be individuals present not being less than two in number and being Unitholders or representing by proxy Unitholders who hold in the aggregate not less than 10% of the votes attached to all outstanding New Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, must be dissolved, but in any other case will stand adjourned to such day being not less than ten days later and to such place and time as may be determined by the Chair of the meeting. If at such adjourned meeting a quorum as defined above is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.
      Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy, or if the meeting is held by electronic means, Unitholders may attend and vote at such meetings as if the New Trust was a corporation governed by the CBCA. Each New Unit entitles the holder thereof to one vote at all meetings of the Unitholders. Any action to be taken by the Unitholders is, except as otherwise required by this Declaration of Trust or by law, authorized when approved by a majority of the votes cast at a meeting of the Unitholders. The Chair of any such meeting does not have a second or casting vote.
      In addition to the matters discussed above, none of the following actions are authorized unless they have been approved by the Unitholders at a meeting duly called and held:

(a)	except as discussed above, the appointment, election or removal of New Trustees;

(b)	except on the occurrence of a vacancy in the position of auditors of the New Trust, the appointment or removal of auditors of the New Trust;

(c)	except as discussed above, any amendment to the New Declaration of Trust; or

(d)	the termination of the New Trust.
Takeover Bids
      The New Declaration of Trust contains provisions to the effect that if a take-over bid is made for the New Units and not less than 90% of the New Units (not including any New Units held at the date of the take-over bid by or on behalf of the offeror or affiliates and associates of the offeror) have been or are legally required to be taken up and paid for by the offeror, the offeror will be entitled to acquire the New Units held by the remaining Unitholders who did not accept the take-over bid by requiring such Unitholders to elect (a) to transfer their New Units to the offeror on the terms on which the offeror acquired the New Units of the offerees who accepted the take-over bid or (b) to demand payment of the fair value of the New Units.
Dissenting Unitholders
      In respect of certain fundamental changes to the New Trust voted on by Unitholders, a Unitholder (referred to in this section as a “Dissenting Unitholder”) may elect to demand payment of the fair value of his or her New Units in accordance with Section 190 of the CBCA as if such New Units were shares of a corporation governed by the CBCA, as such right to dissent may be varied or amended by the order of a court of competent jurisdiction, by: (x) sending to the New Trustees, at or before any meeting of the Unitholders to approve the transaction or such other deadline before the meeting as the Independent New Trustees determine, a written objection to approval of the transaction and (y) notifying the New Trustees within 20 days after the Dissenting Unitholder receives notice from the proposed acquiror or the New Trustees that the transaction has been approved. A Unitholder who votes for such transactions is not entitled to dissent. The right of dissent may only be exercised by registered Unitholders.
Audit Committee
      Following completion of the Arrangement, the New Trustees are required to appoint an Audit Committee consisting of at least three New Trustees, each of whom must be an Independent New Trustee. The Audit Committee is required to supervise the public disclosure of the New Trust as a public reporting issuer in accordance with applicable laws, including reviewing the quality and integrity of annual and interim financial statements, reviewing accounting policies and practices, retaining, directing and monitoring the independence of the external auditors and reviewing the adequacy and effectiveness of the New Trust’s system of internal controls and procedures, and such other mandates or amendments to such mandate as may be delegated to the Audit Committee from time to time.
Governance Committee
      Following completion of the Arrangement, the New Trustees are required to appoint a Governance Committee consisting of at least three New Trustees, each of whom must be an Independent New Trustee. Subject to the Governance Agreements, the Governance Committee will be responsible for identifying and nominating persons to act as New Trustees (other than New Trustees entitled to be nominated by a Principal Unitholder pursuant to a Governance Agreement), monitoring New Trustee performance, establishing New Trustee compensation and developing and monitoring the New Trust’s approach to corporate governance issues, and such other mandates or amendments to such mandate as may be delegated to the Governance Committee from time to time.

Additional Committees
      The New Trustees may create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing the affairs of the New Trust; provided that a majority of any committee must be Independent New Trustees. Further, the New Trustees may not delegate to any such additional committee any powers or authority in respect of which a board of directors of a corporation governed by the CBCA may not delegate, except for items expressly delegated to Independent New Trustees or another group of New Trustees by the New Declaration of Trust or by unanimous decision of the New Trustees.
Distributions
      The New Trustees will determine the distribution policy of the New Trust from time to time; provided that, there shall be payable, without action or declaration by the New Trustees, in each taxation year of the New Trust an amount necessary to ensure that the New Trust will not be liable to pay income tax under Part I of the Tax Act for that taxation year, and such payment will be payable on the last day of the taxation year to persons who are Unitholders on that day. See “Distribution Policies Following Completion of the Arrangement — New Trust”.
Liability and Indemnification of the New Trustees
      The New Trustees (including, for greater certainty, any former New Trustees) shall at all times be indemnified and saved harmless out of the property of the New Trust from and against all liabilities, damages, losses, debts and claims whatsoever, including costs, charges and expenses in connection therewith, sustained, incurred, brought, commenced or prosecuted against them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of their duties as New Trustees and also from and against all other liabilities, damages, losses, debts, claims, costs, charges, and expenses (including legal fees and disbursements on a solicitor-and-his-own-client basis) which they sustain or incur in or about or in relation to the affairs of the New Trust. Further, the New Trustees shall not be liable to the New Trust or to any Unitholder for any loss or damages relating to any matter regarding the New Trust, including any loss or diminution in the value of the New Trust or its assets provided that:

(a)	the New Trustee acted honestly and in good faith with a view to the best interests of the New Trust and the Unitholders; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the New Trustee had reasonable grounds for believing his or her conduct was lawful.
      In addition, the New Trust may advance moneys to a New Trustee or former New Trustee for the costs, charges and expenses of a proceeding referred to above, provided that the New Trustee or former New Trustee, as the case may be, repays such amounts if the New Trustee or former New Trustee, as the case may be, does not fulfil the conditions set forth in (a) and (b) above.
New Unitholder Rights Plan
      If the Rights Plan Amendment Resolution is approved by the requisite majority of Unitholders at the Meeting and the Trustees decide to proceed with the Arrangement, the New Unitholder Rights Plan will become effective pursuant to Section 3.1(s) of the Plan of Arrangement. The New Unitholder Rights Plan will contain terms and conditions which are the same as the terms and conditions of the amended and restated Unitholder Rights Plan attached as Schedule “A” to the Rights Plan Amendment Resolution, except for the term of such plan. The ten year term of the New Unitholder Rights Plan will begin on the Effective Date and will be subject to ratification on the third and sixth anniversary of implementation.

INFORMATION CONCERNING THE TRUST
General
      Information concerning the Trust is set out in the Trust’s Annual Information Form dated March 21, 2006 which is incorporated by reference in its entirety into this Information Circular. A copy of the Trust’s Annual Information Form is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Trust’s website at www.fording.ca. See “Documents Incorporated by Reference” for information on how you can obtain a copy of the Trust’s Annual Information Form.
Financial Information
      The Trust’s Financial Statements are incorporated by reference into this Information Circular. See “Documents Incorporated by Reference”.
Participation in the Arrangement
      Pursuant to the Arrangement, all of the issued and outstanding Units held by Participating Unitholders will be purchased for cancellation by the Trust in consideration for New Units on the basis of one New Unit, or fraction thereof, for each Unit, or fraction thereof, held by Participating Unitholders immediately prior to the Effective Time. Pursuant to Section 3.1(f) of the Plan of Arrangement, Arrangement Co. will acquire all of the Excess Non-Resident Units (if any) from Non-Resident Unitholders in exchange for New Unit Acquisition Rights. Pursuant to Section 3.1(m) of the Plan of Arrangement, the Trust will purchase for cancellation all of the issued and outstanding Units held by Participating Unitholders (including the Units held by Arrangement Co.) in consideration for New Units on the basis of one New Unit, or fraction thereof, for each Unit, or fraction thereof, issued and outstanding immediately prior to the Effective Time. Pursuant to Section 3.1(n) of the Plan of Arrangement, Arrangement Co. will transfer the New Units received from the Trust on the purchase for cancellation of the Units to Non-Resident Unitholders in satisfaction of the obligations of Arrangement Co. under the New Unit Acquisition Rights.
      The transfer of the Units by the Unitholders to the Trust or, in the case of the Excess Non-Resident Units (if any), to Arrangement Co. in exchange for New Units or New Unit Acquisition Rights, as applicable, will be undertaken in Canada in reliance on exemptions from the prospectus, registration and issuer bid requirements of applicable Canadian securities legislation available in connection with arrangement transactions. In the United States, the Final Order will constitute a basis for an exemption from the registration requirements of the 1933 Act. See “Information for United States Securityholders”.
Amendment of Declaration of Trust
      Following completion of the Arrangement, the Declaration of Trust will be amended to provide that the future activities of the Trust and the powers of the Trustees following such amendment shall be strictly limited to those activities necessary to wind up the affairs of the Trust.
INFORMATION CONCERNING ELK VALLEY COAL AND NYCO
General
      Information concerning Elk Valley Coal and NYCO is set out in the Trust’s Annual Information Form dated March 21, 2006 which is incorporated by reference in its entirety into this Information Circular. A copy of the Trust’s Annual Information Form is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the Trust’s website at www.fording.ca. See “Documents Incorporated by Reference” for information on how you can obtain a copy of the Trust’s Annual Information Form.
Amendments to EVC Partnership Agreement
      If the Trustees and Directors decide to proceed with the Arrangement, certain provisions of the EVC Partnership Agreement will need to be amended to reflect the different organizational structure resulting from the Arrangement and to largely preserve, in modified form, the existing governance arrangements. For a description of certain of the material amendments to the EVC Partnership Agreement that the Trust anticipates will have to be made in connection with the Arrangement, see “Amendment and Assignment of Agreements in Connection with the Arrangement — EVC Partnership Agreement” and “Governance Following the Arrangement”.

Distribution Policy
      Elk Valley Coal’s distribution policy will be unaffected by the Arrangement and, in that regard, Elk Valley Coal will continue to distribute to its partners, on a monthly basis, in proportion to their respective Partnership Distribution Entitlements, their proportionate share of Partnership Distributable Cash.
INFORMATION CONCERNING FORDING LLC
General
      Fording LLC is organized as a limited liability company under the laws of the State of Delaware. The principal office of Fording LLC is Suite 1000, Fording Place, 205 – 9th Avenue SE, Calgary, Alberta, T2G 0R3.
      The Trust is the sole member of Fording LLC. Upon completion of the Arrangement, the New Trust will be the sole member of Fording LLC.
Management
      Fording LLC is a member-managed limited liability company. As such, Fording LLC does not have a board of directors. All of the responsibilities normally performed by a board of directors are performed by the Trust in its capacity as the sole member of Fording LLC. Further, the day-to-day management of the business and affairs of Fording LLC is performed by the management of the Trust. The current officers of the Trust are as follows:

Michael A. Grandin	Chair and Chief Executive Officer
James L. Popowich	President
R. James Brown	Vice-President and Chief Financial Officer
Kenneth E. Myers	Treasurer
James F. Jones	Vice-President, Human Resources and Legal Affairs (Secretary)
Mark D. Gow	Controller
Financial Information
      Fording LLC is a direct wholly-owned subsidiary of the Trust. The Trust reports its financial results on a consolidated basis. Accordingly, the financial results of Fording LLC as at and for the year ended December 31, 2005 form part of the Trust’s Financial Statements which are incorporated by reference into this Information Circular. See “Documents Incorporated by Reference”.
Participation in the Arrangement
      Pursuant to Section 3.1(c) of the Plan of Arrangement, the Trust will transfer the Arrangement Co. Shares to Fording LLC as a contribution to the capital of Fording LLC. Pursuant to Section 3.1(d) of the Plan of Arrangement, Fording LLC will transfer all of the issued and outstanding ULC Shares to Arrangement Co. in consideration for additional Arrangement Co. Shares having an aggregate fair market value equal to the fair market value of the ULC Shares. Pursuant to Section 3.1(l) of the Plan of Arrangement, the LLC Interest will be transferred by the Trust to the New Trust.
      Following completion of the Arrangement, Fording LLC will continue to be a member-managed limited liability company. As such, Fording LLC will not have a board of directors. All of the responsibilities normally performed by a board of directors will be performed by the New Trust in its capacity as the sole member of Fording LLC. Further, the day-to-day management of the business and affairs of Fording LLC will be performed by the management of the New Trust. See “Information Concerning the New Trust — Management”.

INFORMATION CONCERNING FORDING ULC
General
      Fording ULC is incorporated as an unlimited company under the Companies Act (Nova Scotia). The head office of Fording ULC is Suite 1000, Fording Place, 205 – 9th Avenue SE, Calgary, Alberta, T2G 0R3.
Board of Directors
      For a list of the Directors, please see “Annual Meeting Business — Approval of Election of Directors of Fording ULC — Information Regarding Nominees for Approval as Director”.
Management
      The officers of Fording ULC are as follows:

Michael A. Grandin	Chair and Chief Executive Officer
James L. Popowich	President
R. James Brown	Vice-President and Chief Financial Officer
Kenneth E. Myers	Treasurer
James F. Jones	Vice-President, Human Resources and Legal Affairs (Secretary)
Mark D. Gow	Controller
      Pursuant to the terms of the Administrative and Industrial Minerals Services Agreement, Elk Valley Coal provides executive personnel to act as the officers of Fording ULC (other than the Chair and Chief Executive Officer) and to enable Fording ULC to manage NYCO pursuant to the Industrial Minerals Management Agreement.
General Partner of Fording LP
      In accordance with the terms of the Fording LP Agreement, Fording ULC is the sole general partner of Fording LP and holds a 0.01% general partner interest in Fording LP. As general partner of Fording LP, Fording ULC is responsible for monitoring the Trust’s indirect interest in Elk Valley Coal. Pursuant to the terms of the Industrial Minerals Management Agreement, Fording ULC also provides management services to the Trust in respect of the Trust’s investment in certain of the Trust’s subsidiaries, including NYCO.
Financial Information
      Fording ULC is an indirect wholly-owned subsidiary of the Trust. The Trust reports its financial results on a consolidated basis. Accordingly, the financial results of Fording ULC as at and for the year ended December 31, 2005 form part of the Trust’s Financial Statements which are incorporated by reference into this Information Circular. See “Documents Incorporated by Reference”.
Participation in the Arrangement
      Pursuant to Section 3.1(d) of the Plan of Arrangement, Fording LLC will transfer all of the issued and outstanding ULC Shares to Arrangement Co. in consideration for additional Arrangement Co. Shares having an aggregate fair market value equal to the fair market value of the ULC Shares. Pursuant to Section 3.1(e) of the Plan of Arrangement, Fording ULC will be continued out of Nova Scotia and into Alberta as an unlimited liability corporation under the ABCA. Pursuant to Section 3.1(o) of the Plan of Arrangement, Fording ULC will amalgamate with Arrangement Co. to form Fording Corporation. See “Information Concerning Arrangement Co. and Fording Corporation — Amalgamation”.

INFORMATION CONCERNING FORDING LP
General
      Fording LP is a limited partnership existing under the laws of the Province of Alberta pursuant to the Fording LP Agreement. The registered office of Fording LP is Suite 1000, Fording Place, 205 – 9th Avenue SE, Calgary, Alberta, T2G 0R3. The fiscal period of Fording LP is the calendar year.
Financial Information
      Fording LP is an indirect wholly-owned subsidiary of the Trust. The Trust reports its financial results on a consolidated basis. Accordingly, the financial results of Fording LP as at and for the year ended December 31, 2005 form part of the Trust’s Financial Statements which are incorporated by reference into this Information Circular. See “Documents Incorporated by Reference”.
Partners
      The sole general partner of Fording LP is Fording ULC (see “Information Concerning Fording ULC”), and the sole limited partner of Fording LP is the Trust (see “Information Concerning the Trust”). The respective interests of the partners in Fording LP are as follows:

(a)	the Trust — 99.99% limited partnership interest; and

(b)	Fording ULC — 0.01% general partnership interest.
Partnership Interests
      Fording LP is entitled to issue two types of partnership interests: general partnership interests and limited partnership interests. Prior to the Arrangement, Fording ULC will hold all of the issued and outstanding general partnership interests of Fording LP and the Trust will hold the Fording LP Interest, being the only issued and outstanding limited partnership interest in Fording LP.
Participation in the Arrangement
      Pursuant to the Section 3.1(k) of the Plan of Arrangement, the Trust will transfer the Fording LP Interest to the New Trust in consideration for New Units and the assumption of that portion of the Bank Debt and the Fording Amalco Receivable which has a principal amount not exceeding the adjusted cost base to the Trust of the Fording LP Interest. The 0.01% general partner interest in Fording LP held by Fording ULC will be assigned by operation of law to Fording Corporation on the amalgamation of Arrangement Co. and Fording ULC pursuant to Section 3.1(o) of the Plan of Arrangement. Thereafter, Fording Corporation will supervise and manage the New Trust’s indirect investment in Elk Valley Coal in the same manner that Fording ULC supervised and managed the Trust’s indirect investment in Elk Valley Coal prior to the Arrangement. In addition, following the Arrangement, Fording Corporation will provide management services to the New Trust in respect of NYCO pursuant to the terms of the Industrial Minerals Management Agreement, as amended following the completion of the Arrangement.
      Following the completion of the Arrangement, the New Trust will directly own the Fording LP Interest, being the only issued and outstanding limited partnership interest in Fording LP. In addition, through its indirect ownership of all of the issued and outstanding shares in the capital of Fording Corporation, the Trust will indirectly own all of the outstanding general partnership interests of Fording LP.
Royalty
Grant of Royalty
      Pursuant to the Sections 3.1(g) and 3.1(h) of the Plan of Arrangement, Fording LP will grant the Trust Royalty Interest to the Trust and the ULC Royalty Interest to Fording ULC in exchange for the Trust Note and the ULC Note, respectively.
Royalty Agreement
      Unitholders who vote in favour of the Arrangement Resolution will be authorizing and approving the entering into by the Trust of the Royalty Agreement.

      Following the completion of the Arrangement, a copy of the Royalty Agreement will be filed as a material contract on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.
Royalty Interest
      Pursuant to Sections 3.1(g) and 3.1(h) of the Plan of Arrangement and on the terms set forth in the Royalty Agreement, Fording LP will grant the Trust Royalty Interest and the ULC Royalty Interest to the Trust and Fording ULC, respectively. After the grant of the Trust Royalty Interest and the ULC Royalty Interest, the Trust and Fording ULC will hold, respectively, a 99.99% and a 0.01% net profits interest in Fording LP’s share of (i) the production from mines owned by Elk Valley Coal and by Elkview LP; and (ii) other cash flows generated within Fording LP. The Royalty will be a net profits interest in the cash flows of Fording LP and should not be considered to be an interest in land, or a covenant attached to or running with the mines in which Elk Valley Coal and Elkview LP have an interest, and will not attach to or form part of the real property interests held by Elk Valley Coal or Elkview LP in respect of the real property forming a part of those mines. Pursuant to Section 3.1(j) of the Plan of Arrangement, the Trust will transfer the Trust Royalty Interest to the New Trust. Pursuant to Section 3.1(o) of the Plan of Arrangement, Fording ULC and Arrangement Co. will amalgamate to form Fording Corporation, whereupon the ULC Royalty Interest will become the property of Fording Corporation. Accordingly, upon completion of the Arrangement, the New Trust will hold a 99.99% interest in the Royalty and Fording Corporation will hold a 0.01% interest. The remainder of this discussion assumes that the Arrangement has been completed.
Calculation of Royalty
      Subject to the terms and conditions of the Royalty Agreement, each of the New Trust and Fording ULC will be entitled to a quarterly payment from Fording LP equal to the amount, if any, by which their respective percentage share of Fording LP’s share of production revenues from the mines owned by Elk Valley Coal and Elkview LP and other cash flows generated within Fording LP in the quarter, is greater than its respective percentage share of Fording LP’s share of certain costs, expenses, taxes and assessments related to the mines owned by Elk Valley Coal and Elkview LP in the quarter.
      In the event that the New Trust or Fording Corporation is entitled to any Royalty payment in respect of a quarter, the Royalty will be paid by the fourteenth day of the month following the end of the quarter. A Royalty owner may request a statement setting forth the calculations used in determining the amount of a Royalty for a quarter.
      The Royalty Agreement will provide that if the New Trust implements a monthly distribution to Unitholders, the royalty payable under the Royalty Agreement will be paid monthly and in respect of a month instead of quarter.
Reserves
      The Royalty Agreement will permit Fording LP to establish an “Other Revenues Reserve” and a “Royalty Revenues Reserve”. The allocation of monies to either such reserve would reduce the amount of the quarterly payment to the New Trust or Fording Corporation in respect of the quarter in which any such allocation is made. Fording LP will only be permitted to allocate amounts to the Royalty Revenues Reserve which are reasonably necessary for it to make contributions to the capital of Elk Valley Coal, or reasonably necessary to compensate for the timing differences between the inclusion of amounts in the calculation of the Royalty and when Fording LP receives cash from Elk Valley Coal, or that relate to efficient management of the EVC Partnership Interest.
Cash Call
      Pursuant to the Royalty Agreement, each of the New Trust and Fording Corporation will agree to pay to Fording LP upon the request of Fording LP and as further consideration for its interest in the Royalty, an amount equal to 99.99% and 0.01%, respectively, of all contributions made by Fording LP, as partner in Elk Valley Coal, to the capital of Elk Valley Coal that Fording LP, as partner in Elk Valley Coal, is either required to make or elects to make to fund any expenditures of Elk Valley Coal.
Assignment of EVC Partnership Interest
      The Royalty Agreement will provide that except in connection with a guarantee by Fording LP of certain obligations under the Credit Agreement, Fording LP may not assign, sell, mortgage pledge, charge, grant an interest in or otherwise encumber or dispose of all or any portion of the EVC Partnership Interest without first notifying and obtaining the written consent of each of the New Trust and Fording Corporation.

Distribution Policy
      For a description of the distribution policy of Fording LP following completion of the Arrangement, see “Distribution Policies Following Completion of the Arrangement — Fording LP”.
Allocation of Income and Loss for Income Tax Purposes
      The Fording LP Agreement provides for allocations of income and loss to the partners of Fording LP based on their respective interests in Fording LP at the time of allocation. Any proceeds of disposition realized on the disposition of resource properties will be allocated to the partners who receive the proceeds or the benefit of the proceeds.
      The Fording LP Agreement will be amended prior to the Effective Time to provide for an allocation to a partner who retires from Fording LP of a share of the income of Fording LP in respect of the fiscal period in which the partner retires that is agreed by the partners to be a reasonable estimate of the amount of such income that is proportionate to the amount of cash received by the departing partner during that fiscal period.
Limited Liability
      The Trust, as a limited partner of a limited partnership (Fording LP) existing under the laws of the Province of Alberta, enjoys limited liability and its exposure to losses, claims and other indebtedness of Fording LP is limited to its investment in that entity. In this regard, the Fording LP Agreement requires Fording LP to operate in a manner so as to ensure to the greatest extent possible the limited liability of the Trust as a limited partner. However, the limited liability of the Trust could be lost in certain circumstances. See “Risk Factors — Risks Relating to the Arrangement — Limited Liability”. Following completion of the Arrangement, the New Trust, as a limited partner of Fording LP, will enjoy similar limited liability and its limited liability could also be lost in analogous circumstances.
      Conversely, Fording ULC, as general partner of Fording LP, has unlimited liability for the losses, claims and other indebtedness of Fording LP. Because the Trust owns all of the membership interests in Fording LLC, a Delaware limited liability company, which in turn owns all of the ULC Shares, the exposure of the Trust to the losses, liabilities and other indebtedness of Fording ULC is limited to the Trust’s investment in Fording LLC. Following completion of the Arrangement, the exposure of the New Trust to the losses, liabilities and other indebtedness of Fording Corporation is limited to the New Trust’s investment in Fording LLC.
Restrictions on Trustees’ Powers
      Following completion of the Arrangement, the New Trust will directly hold all of the limited partnership interests in Fording LP and will indirectly hold, through Fording LLC and Fording Corporation, all of the general partnership interests in Fording LP. In order to restrict the New Trustees’ ability to undertake certain fundamental changes in respect of Fording LP, the New Declaration of Trust, as well as the charter documents of Fording Corporation, will provide that the New Trustees shall not authorize any of the following transactions without the prior authorization of the Unitholders obtained by special resolution:

(a)	any combination, merger, amalgamation or arrangement of or involving Fording LP with any other person, except in connection with an Internal Reorganization;

(b)	any disposition of all or substantially all of the assets of Fording LP, except in connection with an Internal Reorganization;

(c)	the disposition of any securities of Fording LP held directly or indirectly by the New Trust, except:

(i)	in connection with an Internal Reorganization;

(ii)	pursuant to the redemption rights of Unitholders in accordance with the provisions of the New Declaration of Trust; or

(iii)	in connection with financing transactions that do not result in the New Trust ceasing to control, directly or indirectly, Fording LP following completion of such transaction;

(d)	the issuance of any securities in the capital of Fording LP, other than to the New Trust or another wholly-owned subsidiary of the New Trust, except:

(i)	in connection with an Internal Reorganization;

(ii)	pursuant to the redemption rights of Unitholders in accordance with the provisions of the New Declaration of Trust; or

(iii)	in connection with financing transactions that do not result in the New Trust ceasing to control, directly or indirectly, Fording LP following completion of such transaction;

(e)	the liquidation or dissolution of Fording LP, except in conjunction with an Internal Reorganization; or

(f)	the voluntary termination, dissolution or winding up of Fording LP.
INFORMATION CONCERNING ARRANGEMENT CO. AND
FORDING CORPORATION
General
      Arrangement Co. is an unlimited liability corporation existing under the ABCA. The registered office of Arrangement Co. is Suite 1000, Fording Place, 205 – 9th Avenue SE, Calgary, Alberta, T2G 0R3. The initial director of Arrangement Co. is Michael A. Grandin. Following its incorporation, the Trust subscribed for 100 Arrangement Co. Shares for a subscription price of $0.01 per Arrangement Co. Share. Prior to the Arrangement, Arrangement Co. will not carry on any business nor will it have any assets (other than the subscription proceeds) or liabilities.
Board of Directors
      The initial director of Arrangement Co. is Michael A. Grandin. Following completion of the Arrangement, Fording LLC, as the sole shareholder of Fording Corporation, will elect as directors of Fording Corporation, the individuals nominated for approval of election of Directors at the Meeting. See “Annual Meeting Business — Approval of Election of Directors of Fording ULC — Information Regarding Nominees for Approval as Directors”.
Management
      The current officers of Arrangement Co. are as follows:

Michael A. Grandin	Chief Executive Officer
James F. Jones	Secretary
      Following completion of the Arrangement, the officers of Fording Corporation will be as follows:

Michael A. Grandin	Chair and Chief Executive Officer
James L. Popowich	President
R. James Brown	Vice-President and Chief Financial Officer
Kenneth E. Myers	Treasurer
James F. Jones	Vice-President, Human Resources and Legal Affairs
Mark D. Gow	Controller
Share Capital
      The capital of Arrangement Co. and, following the amalgamation of Arrangement Co. and Fording ULC pursuant to Section 3.1(o) of the Plan of Arrangement, of Fording Corporation (Arrangement Co. and Fording Corporation, as applicable, are referred to in this Section as the “corporation”) will consist of an unlimited number of common shares. The common shares will:

(a)	entitle the holder to receive notice of, to attend and to one vote per common share held at all meetings of the corporation’s shareholders;

(b)	entitle the holder thereof to receive dividends if, as and when declared by the board of directors of the corporation, and to the exclusion of holders of any other class of shares of the corporation; and

(c)	on the liquidation, dissolution or winding-up of the corporation, subject to the rights of the holders of any other class of shares of the corporation entitled to receive assets of the corporation upon a liquidation, distribution or winding-up of the corporation in priority to or rateably with the holders of the common shares, entitle the holder thereof to share rateably in any remaining assets of the corporation.
      Arrangement Co. will also be permitted to issue the New Unit Acquisition Rights pursuant to Section 3.1(f) of the Plan of Arrangement.

Financial Information
      The audited balance sheet for Arrangement Co. as at March 24, 2000, together with the auditor’s report thereon, is attached as part of Appendix “I” to this Information Circular. Following completion of the Arrangement, Fording Corporation will be an indirect wholly-owned subsidiary of the New Trust. The New Trust will report its financial results on a consolidated basis. The New Trust’s Pro Forma Comparative Consolidated Financial Statements as at and for the 12 month period ended December 31, 2005 together with the auditor’s compilation report thereon, are attached as Appendix “I” to this Information Circular.
Participation in the Arrangement
      Pursuant to Section 3.1(c) of the Plan of Arrangement, the Trust will transfer the Arrangement Co. Shares to Fording LLC as a contribution to the capital of Fording LLC. Pursuant to Section 3.1(d) of the Plan of Arrangement, Fording LLC will transfer all of the issued and outstanding ULC Shares to Arrangement Co. in exchange for additional Arrangement Co. Shares having an aggregate fair market value equal to the fair market value of the ULC Shares. Pursuant to Section 3.1(f) of the Plan of Arrangement, Arrangement Co. will acquire all of the Excess Non-Resident Units from Non-Resident Unitholders (if any) in exchange for New Unit Acquisition Rights. Pursuant to Section 3.1(n) of the Plan of Arrangement, Arrangement Co. will transfer the New Units received from the Trust on the purchase for cancellation of the Units to Non-Resident Unitholders in satisfaction of the obligations of Arrangement Co. under the New Unit Acquisition Rights whereupon the New Unit Acquisition Rights will be cancelled. Pursuant to Section 3.1(o) of the Plan of Arrangement, Arrangement Co. will amalgamate with Fording ULC to form Fording Corporation.
      Following completion of the Arrangement, Fording Corporation will be the general partner of Fording LP.
Amalgamation
      Pursuant to Section 3.1(o) of the Plan of Arrangement, Arrangement Co. and Fording ULC will undertake a vertical short-form amalgamation to form Fording Corporation. See “Special Meeting Business — Plan of Arrangement — The Plan of Arrangement”. As a result of such amalgamation:

(a)	all of the property of Arrangement Co. and Fording ULC (other than the ULC Shares) immediately before the amalgamation will become property of Fording Corporation by virtue of the amalgamation;

(b)	all of the liabilities of Arrangement Co. and Fording ULC immediately before the amalgamation will become liabilities of Fording Corporation by virtue of the amalgamation;

(c)	each Arrangement Co. Share will become a common share of Fording Corporation with the same terms and conditions;

(d)	all of the issued and outstanding ULC Shares will be cancelled; and

(e)	Fording Corporation will be an unlimited liability corporation existing under the laws of the Province of Alberta.
Restrictions on Directors’ Powers
      Following completion of the Arrangement, the charter documents of Fording Corporation, will provide that the Directors shall not authorize any of the following transactions without the prior authorization of the Unitholders obtained by special resolution:

(a)	any combination, merger, amalgamation or arrangement of or involving Fording LP with any other person, except in connection with an Internal Reorganization;

(b)	any disposition of all or substantially all of the assets of Fording LP, except in connection with an Internal Reorganization;

(c)	the disposition of any securities of Fording LP held directly or indirectly by the New Trust, except:

(i)	in connection with an Internal Reorganization;

(ii)	pursuant to the redemption rights of Unitholders in accordance with the provisions of the New Declaration of Trust; or

(iii)	in connection with financing transactions that do not result in the New Trust ceasing to control, directly or indirectly, Fording LP following completion of such transaction;

(d)	the issuance of any securities in the capital of Fording LP, other than to the New Trust or another wholly-owned subsidiary of the New Trust, except:

(i)	in connection with an Internal Reorganization;

(ii)	pursuant to the redemption rights of Unitholders in accordance with the provisions of the New Declaration of Trust; or

(iii)	in connection with financing transactions that do not result in the New Trust ceasing to control, directly or indirectly, Fording LP following completion of such transaction;

(e)	the liquidation or dissolution of Fording LP, except in conjunction with an Internal Reorganization; or

(f)	the voluntary termination, dissolution or winding up of Fording LP.
DISTRIBUTION POLICIES FOLLOWING COMPLETION OF THE ARRANGEMENT
      Following completion of the Arrangement, the distribution policies for each of the New Trust and Fording LP will be as follows:
The New Trust
      The New Trustees will determine the distribution policy of the New Trust. It is anticipated that following completion of the Arrangement, the distribution policy of the New Trust will be substantially the same as that of the Trust, in that the Trustees believe that the New Trustees intend to distribute all of the New Trust’s Distributable Cash quarterly to Unitholders of record on the last business day of each calendar quarter (March, June, September and December) with actual payment to be made to such Unitholders on or about the 15th day of the following month, subject to any contractual restrictions on such distributions. To the extent that distributions do not exceed the income of the New Trust, a distribution equal to the excess of income over prior distributions in the year will be payable to Unitholders of record on the last day of each taxation year of the New Trust. In the event that the New Trustees determine that the New Trust does not have sufficient cash available to make the full amount of any distribution, the payment of such distribution may be made in New Units.
      For the purposes of the distribution policy of the New Trust, the definition of Distributable Cash will be substantially similar to the definition of such term in the Declaration of Trust, modified to reflect the fact that Unitholders will hold New Units.
      For the purposes of the anticipated distribution policy of the New Trust following completion of the Arrangement:

“Distributable Cash” will mean in respect of each calendar year:

(a)	the cash received by the New Trust directly or indirectly from its subsidiaries, including Fording LP and from its interest in Elk Valley Coal;

(b)	the cash received by the New Trust on the Trust Royalty Interest;

(c)	any other net cash investment income or other net cash income from any other sources, including from the disposition of the assets of the New Trust; and

(d)	any net cash remaining from a prior period that has not been previously distributed,

less:

(e)	costs, expenses, indebtedness and other obligations of the New Trust that in the opinion of the New Trustees are accrued and owing or otherwise have been or will be incurred by the New Trust, including any tax liabilities of the New Trust; and

(f)	any amounts paid in cash by the New Trust in connection with the redemption of New Units or other securities of the New Trust.
Fording LP
      Following completion of the Arrangement, the directors of Fording Corporation, as general partner of Fording LP, will determine the distribution policy of Fording LP. It is currently expected that the directors of Fording Corporation will maintain Fording LP’s current distribution policy, other than changes to such policy required to reflect the organizational structure of the New Trust following completion of the Arrangement, including the grant of the Royalty.

Accordingly, it is expected that Fording LP will distribute its Available Cash to its partners, in proportion to their respective partnership interests (which will be the New Trust, as to 99.99%, and the New Trust’s indirect wholly-owned subsidiary, Fording Corporation, as to 0.01%), subject to compliance with legal and contractual obligations. Such distributions will be made not less than quarterly and will be based primarily on Fording LP’s expected results for the period in respect of which the distribution is being made but may take into account its expected future performance. Subsequent distributions may be adjusted for amounts paid in prior periods if the actual Available Cash for the prior period is greater than or less than the expected results in the period.
      For the purposes of the distribution policy of Fording LP following completion of the Arrangement:
      “Available Cash” will mean, in general, cash distributed to Fording LP by Elk Valley Coal in connection with Fording LP’s interest in such partnership, and any other net cash investment income or other net cash income of Fording LP from any other sources, less:

(a)	costs, expenses, indebtedness and other obligations of Fording LP that in the opinion of the Board of Directors are accrued and owing or otherwise have been or will be incurred by Fording LP, including any tax liabilities of Fording LP;

(b)	amounts allocated to cash reserves established by Fording Corporation, in its discretion, in its capacity as general partner of Fording LP; and

(c)	amounts paid on the Royalty.
Elk Valley Coal
      Elk Valley Coal’s distribution obligations will be unaffected by the Arrangement and in that regard, Elk Valley Coal will continue to distribute to its partners, on a monthly basis, in proportion to their respective Partnership Distribution Entitlements, their proportionate share of Partnership Distributable Cash.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
      In the opinion of Osler, Hoskin & Harcourt LLP, legal counsel to the Trust and the New Trust, the following summary fairly describes, as of the date of this Information Circular, the principal Canadian federal income tax considerations under the Tax Act relating to the Arrangement and to the acquisition, holding and disposition of New Units that are generally applicable to a Unitholder who, at all relevant times and for the purposes of the Tax Act, holds New Units as capital property and who deals at arm’s length with, and is not affiliated with, the New Trust. Generally, New Units will constitute capital property to a Unitholder unless they are held in the course of carrying on a business or have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Unitholders whose New Units might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such New Units, and any other “Canadian security” (as defined in the Tax Act) owned in the taxation year in which the election is made and all subsequent taxation years, deemed to be capital property. Unitholders who do not hold their New Units as capital property should consult their own tax advisors.
      This summary is not applicable to a Unitholder that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act or a “specified financial institution” or to a Unitholder an interest in which is a “tax shelter investment” (all within the meaning of the Tax Act).
      This summary is based upon the provisions of the Tax Act in force as of the date hereof and counsel’s understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the CRA, all in effect as of the date of this Information Circular, and assumes that the Advance Tax Ruling will be issued. There can be no assurance that the CRA will not change its administrative policies and assessing practices. There is also no assurance that the Advance Tax Ruling will be issued. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Information Circular (the “Proposed Amendments”), including the proposed amendments to section 132.2 of the Tax Act contained in the draft amendments released by the Department of Finance on July 18, 2005. There is no assurance that the Proposed Amendments will be enacted in the form announced or at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, governmental or legislative decision or action, or any changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in this Information Circular.
      This summary is also based on the assumption that the New Trust qualifies, and will continue to qualify, as a “mutual fund trust” as defined in the Tax Act. Counsel has been advised by management that it intends to file the appropriate election so that the New Trust will qualify as a mutual fund trust from the beginning of its first taxation year. If the New Trust were not to qualify as a mutual fund trust at any time, the Canadian federal income tax considerations described in this summary would be materially different.
      This summary is not exhaustive of all possible Canadian federal income tax considerations. This summary is of a general nature only and is not intended to be legal or tax advice to any particular Unitholder. Unitholders should consult their own tax advisors for advice with respect to the income tax consequences of the Arrangement, based on their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.
Unitholders Resident in Canada
      The following portion of the summary is applicable to Unitholders who at all relevant times are, or are deemed to be, resident in Canada for purposes of the Tax Act and any applicable tax treaty or convention.
Tax Considerations Applicable to the Arrangement
      The Trust, the New Trust and their respective affiliates will not be required to include any amount in their income as a result of any of the transactions proposed in the Arrangement.
Taxable Participating Unitholders
      On the Effective Date, the Trust will transfer to the New Trust the Trust Royalty Interest, the Fording LP Interest and the Trust Assets, and the New Trust will assume the Bank Debt, the Fording Amalco Receivable and the liabilities and other obligations associated with the Fording LP Interest and the Trust Assets and will issue New Units to the Trust. The Units owned by the Unitholders will then be purchased by the Trust in exchange for New Units on a one-for-one basis. The transfer of the Trust Royalty Interest, the Fording LP Interest and the Trust Assets by the Trust to the New Trust and the disposition of Units by Unitholders in exchange for New Units will qualify as a “qualifying exchange” as defined in the Tax Act. The taxation year of the Trust will be deemed to end following the qualifying exchange and any income of the Trust for that taxation year will have been or will be paid or payable to the Unitholders in respect of that year in accordance with the terms of the Declaration of Trust.
      The Trust and New Trust have advised counsel that they will file an election with the CRA in respect of the qualifying exchange with the result that no taxable income will arise in the Trust as a result of the transfer of its property to the New Trust. Unitholders will not realize a capital gain or a capital loss as a result of the receipt of New Units on the purchase of the Units by the Trust. The aggregate cost of New Units received by each Unitholder on the disposition of his, her or its Units to the Trust will be equal to the aggregate adjusted cost base to such Unitholder of the Units immediately prior to their purchase by the Trust.
Tax Exempt Unitholders
      The New Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act (referred to in this summary as the “plans” and separately, a “plan”).
Dissenting Unitholders
      Unitholders who validly exercise their Arrangement Dissent Right will realize a capital gain (or a capital loss) equal to the amount by which the cash received plus the fair market value of any New Units received from the New Trust as payment for their Units (net of any reasonable costs of disposition) exceeds (or is less than) the adjusted cost base of their Units. For discussion with respect to the tax treatment of capital gains (and capital losses), see “— Tax Considerations Following the Arrangement — Taxable Unitholders — Capital Gains and Capital Losses” below. The cost of any New Units received by a Dissenting Unitholder will be equal to their fair market value at the time of receipt.
      Any interest awarded by a court to a Dissenting Unitholder who is resident, or is deemed to be resident, in Canada will be included in the Dissenting Unitholder’s income for income tax purposes.

Tax Considerations Following the Arrangement
New Trust
      The taxation year of the New Trust is the calendar year, which is also the fiscal period of Fording LP. The New Trust will be subject to taxation under Part I of the Tax Act. In accordance with the Tax Act, the New Trust will include in its income for each taxation year all amounts payable to it in that year by Fording LP in respect of the Trust Royalty Interest held by it. The New Trust will also include in its income for each taxation year its allocated share of the income of Fording LP for the fiscal period of Fording LP ending in or coincidentally with the end of that taxation year. The New Trust will also include in its income for each taxation year any net capital gains realized by the New Trust in that year, all interest that accrues to the New Trust to the end of the year (or that becomes receivable or is received by it before the end of the year) except to the extent that such interest was included in computing its income for a preceding taxation year, and all dividends received by it from its subsidiaries. In computing its income, the New Trust may deduct reasonable administrative costs, interest and other expenses, if any, incurred by it for the purpose of earning income.
      In each taxation year, the New Trust will be entitled to deduct in computing its income for purposes of the Tax Act the portion of its income for tax purposes that it pays in the year to, or that is payable in the year to, its Unitholders. Under the New Declaration of Trust, an amount equal to all of the income of the New Trust for a taxation year including the non-taxable portion of any net capital gains realized by the New Trust in that taxation year (but excluding any income or capital gains arising in connection with a distribution in specie of securities of subsidiaries of the New Trust on a redemption of New Units which are designated by the New Trust to redeeming Unitholders, and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the New Trust), will be payable in the year to Unitholders by way of cash distributions, subject to the exceptions described below.
      Income of the New Trust which is applied to fund redemptions of New Units for cash or is otherwise not used to fund cash distributions will be distributed to Unitholders in the form of additional New Units. Income of the New Trust payable to Unitholders, whether in cash, additional New Units or otherwise, will generally be deductible by the New Trust in computing its taxable income.
      A distribution in specie of securities of subsidiaries of the New Trust to Unitholders on a redemption of New Units will be treated as a disposition by the New Trust of the securities so distributed for proceeds of disposition equal to their fair market value. The New Trust will generally realize a capital gain (or a capital loss) to the extent that the proceeds from the disposition exceed (or are less than) the adjusted cost base of the securities so distributed and any reasonable costs of disposition. The amount of any such capital gain may be designated by the New Trust to those Unitholders to whom the securities were distributed on a redemption of their New Units, as described below.
      Losses incurred by the New Trust cannot be allocated to Unitholders, but can be deducted by the New Trust in future years in computing its taxable income, in accordance with the Tax Act. In the event the New Trust would otherwise be liable for tax on its net realized taxable capital gains for a taxation year, it will be entitled to reduce (or receive a refund in respect of) its liability, if any, for such tax by an amount determined under the Tax Act based on the redemption of New Units during the year (the “capital gains refund”). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the New Trust’s tax liability for the taxation year arising in connection with an in specie transfer of property on the redemption of New Units. The New Declaration of Trust provides that all or a portion of any capital gain or income realized by the New Trust as a result of a redemption of New Units may, at the discretion of the New Trustees, be treated as a capital gain or income payable to the redeeming Unitholder (and such amounts will be designated by the New Trust to the redeeming Unitholder). Such income or the taxable portion of any capital gain so designated must be included in the income of the redeeming Unitholder (as income or taxable capital gain) and will be deductible by the New Trust in computing its income.
Fording LP
      Fording LP is not subject to tax under the Tax Act. Instead, each partner of Fording LP, including the New Trust, is required to include in computing the partner’s income for a particular taxation year the partner’s share of the income or loss of Fording LP, as the case may be, for Fording LP’s fiscal period ending in, or coincidentally with the end of, the partner’s taxation year, whether or not any such income is distributed to the partner in the taxation year. For this purpose, the income or loss of Fording LP will be computed for each fiscal period as if Fording LP was a separate person resident in Canada. In computing the income or loss of Fording LP, deductions may generally be claimed in respect of its administrative and other expenses incurred for the purpose of earning income from business or property to the extent they are not capital in nature and do not exceed a reasonable amount. The income or loss of Fording LP for a fiscal period will be allocated to the partners of Fording LP, including the New Trust, on the basis of their respective share of such income or loss as provided in the Fording LP Agreement, subject to the rules in the Tax Act. If Fording LP were to incur losses for tax purposes, the New Trust’s ability to deduct such losses may be limited by certain rules under the Tax Act. The fiscal period of Fording LP is the calendar year.
      Fording LP’s main source of income will be the income of Elk Valley Coal that is allocated to Fording LP as a partner of Elk Valley Coal. Fording LP will be required to include in computing its income for a particular fiscal period its share of the income or loss, as the case may be, of Elk Valley Coal for the fiscal period of Elk Valley Coal ending in, or coincidentally with the end of, Fording LP’s fiscal period, whether or not any such income is distributed by Elk Valley Coal to Fording LP in the fiscal period. The fiscal period of Elk Valley Coal is also the calendar year.
      Generally, distributions to the New Trust will result in a reduction of the adjusted cost base of its partnership interest in Fording LP. If the New Trust’s adjusted cost base of its partnership interest in Fording LP would otherwise be a negative amount at the end of a fiscal period of Fording LP, the New Trust will be deemed to realize a capital gain, and the New Trust’s adjusted cost base of its partnership interest in Fording LP at the beginning of the next fiscal period of Fording LP will then be nil.
Taxable Unitholders
Trust Distributions
      A Unitholder is generally required to include in computing income for a particular taxation year the portion of the net income for tax purposes of the New Trust for that year, including net realized taxable capital gains, that is paid or payable or deemed to be paid or payable to the Unitholder in that year, whether that amount is received in cash, additional New Units or otherwise.
      The non-taxable portion of any net realized capital gains of the New Trust that is paid or payable or deemed to be paid or payable to a Unitholder in a taxation year will not be included in computing the Unitholder’s income for the year. Any other amount in excess of the net income of the New Trust that is paid or payable or deemed to be paid or payable to a Unitholder in a year will not generally be included in the Unitholder’s income for the year. However, where any of these amounts are paid or payable to a Unitholder, other than as proceeds of disposition or deemed disposition of New Units or any part thereof, the adjusted cost base of the New Units held by the Unitholder will be reduced by such amounts (except to the extent that they represent the Unitholder’s share of the non-taxable portion of the net realized capital gains of the New Trust for the year, the taxable portion of which was designated by the New Trust in respect of the Unitholder). Where reductions to a Unitholder’s adjusted cost base of New Units for the year result in the adjusted cost base becoming a negative amount, the negative amount will be treated as a capital gain realized by the Unitholder in the year and the Unitholder’s adjusted cost base of the New Units at the beginning of the next year will then be nil. For discussion with respect to the taxation of capital gains, see “— Capital Gains and Capital Losses” below.
      Provided that appropriate designations are made by the New Trust, such portions of its net taxable capital gains, taxable dividends received or deemed to be received on shares of taxable Canadian corporations, and foreign source income as are paid or payable or deemed to be paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for the purposes of the Tax Act. Unitholders may be entitled to claim a foreign tax credit for foreign taxes paid by the New Trust. To the extent that amounts are designated as having been paid to Unitholders out of the net taxable capital gains of the New Trust, such designated amounts will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below. To the extent that amounts are designated as having been paid to Unitholders out of taxable dividends received or deemed to be received on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will be applicable in respect of Unitholders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, and the dividend received deduction in computing taxable income will be available to Unitholders that are corporations. Tax payable by a Unitholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may include a refundable tax that is payable by the corporation on its “aggregate investment income”. For this purpose, all or a portion of distributions by the New Trust may be included in the Unitholder’s aggregate investment income.

Taxable capital gains realized by such a Unitholder, or distributed by the New Trust and considered to be realized by such a Unitholder, may be included in the Unitholder’s aggregate investment income.
Disposition of Units
      Upon a disposition or deemed disposition by a Unitholder of a New Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder’s adjusted cost base of the New Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the New Trust that is otherwise required to be included in the Unitholder’s income (such as an amount designated as payable by the New Trust to a redeeming Unitholder out of capital gains or income of the New Trust as described above). For discussion with respect to the taxation of capital gains and capital losses, see “— Capital Gains and Capital Losses” below.
      For the purpose of determining the adjusted cost base to a Unitholder, when a New Unit is acquired, the cost of the newly-acquired New Unit will be averaged with the adjusted cost base of any other New Units owned by the Unitholder as capital property. The cost to a Unitholder of New Units received in lieu of a cash distribution of income of the New Trust will be equal to the amount of the distribution that is satisfied by the issuance of such New Units.
      Where the redemption price for New Units is paid by the transfer by the New Trust to the redeeming Unitholder of securities of the New Trust or its subsidiaries, the proceeds of disposition to the Unitholder of the New Units will be equal to the fair market value of the property so transferred less the portion of any income or capital gain realized by the New Trust in connection with the redemption of those New Units that has been designated by the New Trust as payable to the redeeming Unitholder as described above. Where the New Trust has designated such capital gain or income as payable to a redeeming Unitholder, the Unitholder will be required to include such income and the taxable portion of the capital gain so designated in the Unitholder’s income. Unitholders are advised to consult their own tax advisors prior to exercising their redemption rights.
Capital Gains and Capital Losses
      One-half of any capital gain realized by a Unitholder and the amount of any net taxable capital gains designated by the New Trust in respect of a Unitholder will be included in the Unitholder’s income as a taxable capital gain. One-half of any capital loss realized by a Unitholder on a disposition or deemed disposition of New Units may generally be deducted only from taxable capital gains of the Unitholder in accordance with the provisions of the Tax Act.
      Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a New Unit, the Unitholder’s capital loss from the disposition will generally be reduced by the amount of any dividends previously received by the New Trust and designated by the New Trust to the Unitholder, except to the extent that a loss on a previous disposition of a New Unit has been reduced by those dividends. Analogous rules apply where a corporation or a trust (other than a mutual fund trust) is a member of a partnership that disposes of New Units.
Alternative Minimum Tax
      In general terms, net income of the New Trust paid or payable or deemed to be paid or payable to a Unitholder who is an individual or a certain type of trust, that is designated as taxable dividends or as net taxable capital gains and capital gains realized on the disposition of New Units may increase the Unitholder’s liability for alternative minimum tax.
Tax Exempt Unitholders
      The New Units are qualified investments for plans. Plans will generally not be liable for tax in respect of any distributions received from the New Trust or any capital gain realized on the disposition of any New Units. If the New Trust ceases to qualify as a mutual fund trust, the New Units will not be qualified investments under the Tax Act for plans.
      Securities of the New Trust or its subsidiaries that are received by a plan as a result of an in specie redemption of New Units may not be qualified investments for plans, and this could give rise to adverse consequences to the plan or to the annuitant or beneficiary under that plan. Accordingly, plans that own New Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the New Units.

Unitholders Not Resident in Canada
      The following portion of the summary is generally applicable to a Unitholder who, at all relevant times and for purposes of the Tax Act and any applicable tax treaty or convention, is not, and is not deemed to be, resident in Canada and whose New Units are not “taxable Canadian property” (as defined in the Tax Act). Special rules, which are not discussed in this summary, may apply to a Non-Resident Unitholder that is an insurer that carries on an insurance business in Canada and elsewhere. Generally, New Units will not be taxable Canadian property of a Non-Resident Unitholder provided that (i) the New Trust is a mutual fund trust at the time of a disposition of such New Units, (ii) the Unitholder does not use or hold, and is not deemed to use or hold, the New Units in connection with carrying on a business in Canada, and (iii) persons with whom the Unitholder did not deal at arm’s length, or the Unitholder, either alone or in combination with such persons, has not owned 25% or more of the issued New Units at any time within 60 months preceding the date of disposition of the New Units.
Tax Considerations Applicable to the Arrangement
Non-Resident Participating Unitholders
      On the Effective Date, a Non-Resident Unitholder will transfer his, her or its Excess Non-Resident Units (if any) to Arrangement Co. In consideration for any Units transferred, a Non-Resident Unitholder will receive a New Unit Acquisition Right. Arrangement Co. will subsequently distribute to a Non-Resident Unitholder one New Unit or fraction thereof for each Unit or fraction thereof previously acquired from the Unitholder. The disposition by a Non-Resident Unitholder of Units to Arrangement Co. pursuant to the Arrangement will not give rise to any income or capital gain that is subject to tax under the Tax Act.
      Subject to the foregoing, a Non-Resident Unitholder will be subject to the same tax considerations in respect of the Arrangement as described above under “ — Unitholders Resident in Canada” and such Unitholder will not be subject to income tax under the Tax Act as a result of any of the transactions proposed in the Arrangement.
Non-Resident Dissenting Unitholders
      Non-Resident Dissenting Unitholders who receive payment from the New Trust for their Units will not be subject to income tax under the Tax Act as a result of any of the transactions proposed in the Arrangement.
      Interest awarded by a court to a Non-Resident Dissenting Unitholder will be subject to Canadian withholding tax at a rate of 25%, unless that rate is reduced under the provisions of an applicable tax treaty or convention. The rate of withholding for interest is generally reduced to 10% for Non-Resident Unitholders who are residents of the United States under the Canada-United States Tax Convention, (1980).
Tax Considerations Following the Arrangement
      Where the New Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the New Trust, the Non-Resident Unitholder will be subject to Canadian withholding tax at a rate of 25%, unless that rate is reduced under the provisions of an applicable tax treaty or convention. A portion of a distribution to a Non-Resident Unitholder, which distribution is considered to have been made out of the net capital gains of the New Trust from dispositions of taxable Canadian property, will be subject to Canadian withholding tax at a rate of 25%, unless that rate is reduced under the provisions of an applicable tax treaty or convention. Unitholders resident in the United States for purposes of the Canada-United States Tax Convention, (1980) will generally be entitled to have the rate of withholding in either of the aforementioned circumstances reduced to 15% of the amount of any such income distributed.
      The portion of any distribution which is not otherwise subject to withholding tax under the Tax Act will generally be subject to a Canadian withholding tax of 15%. If a subsequent disposition of a New Unit results in a capital loss to a Non-Resident Unitholder, a refund of the 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.
      A disposition (whether on redemption, by virtue of capital distributions in excess of adjusted cost base or otherwise) of a Non-Resident Unitholder’s New Units will not give rise to any income or capital gain that is subject to tax under the Tax Act.
      If the New Trust ceases to qualify as a mutual fund trust, it will be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the New Trust may have adverse income tax consequences for Non-Resident Unitholders.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      In the opinion of Sidley Austin LLP, United States counsel for the Trust, the following summary fairly describes, as of the date of this Information Circular, the principal United States federal income tax considerations relating to the Arrangement and the acquisition, holding and disposition of New Units generally applicable to a Unitholder that is a U.S. Holder. As used herein, a “U.S. Holder” means (a) a citizen or resident of the United States; (b) a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision thereof (including the states of the United States and the District of Columbia); (c) an estate, the income of which is subject to United States federal income taxation regardless of its source; (d) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have authority to control all substantial decisions of the trust; or (e) any other person that is subject to United States federal income tax on his, her or its worldwide income. Special rules, not discussed here, may apply to Unitholders through entities treated for United States federal income tax purposes as partnerships, and those persons should consult their own tax advisors to consider the impact of these rules on their particular situations.
      The following summary is based on customary assumptions and representations received from the Trust, each of which must be accurate as of the Effective Date. If any of those assumptions or representations is inaccurate as of the Effective Date, the United States federal tax consequences of the Arrangement could differ materially from those described herein.
      This discussion does not address all aspects of taxation that may be relevant to particular U.S. Holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules, such as banks, insurance companies, tax-exempt entities, financial institutions, broker-dealers, Unitholders holding Units or New Units as part of a hedging or conversion transaction or as part of a “straddle,” United States expatriates, persons subject to the alternative minimum tax, U.S. Holders whose functional currency is not the United States dollar, and U.S. Holders that own or have owned, actually or constructively, 5% or more of the total outstanding Units or New Units. This discussion assumes that the Unitholder holds Units and New Units as capital assets and may not be applicable to U.S. Holders who acquired Units or New Units pursuant to the exercise of options or warrants or otherwise as compensation for services. This discussion also assumes that the Trust is not, and neither the Trust nor the New Trust will be, a “controlled foreign corporation” for United States federal income tax purposes.
      This discussion is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), applicable United States Treasury regulations, judicial authority, and administrative rulings and practice, all as of the date of this Information Circular. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactively effective, may result in United States federal income tax consequences that are different than those set forth below. No ruling has been sought from the United States Internal Revenue Service as to the United States federal income tax consequences of the Arrangement or any other matter considered in this discussion, and our conclusions are not binding upon the United States Internal Revenue Service or any court. This discussion does not address any state, local or foreign tax matters.
      Due to the necessarily general nature of this summary, U.S. Holders should consult their own tax advisors regarding the United States federal, state and local tax consequences of the Arrangement and of the holding and any subsequent disposition of New Units, based on their particular circumstances.
Tax Considerations Applicable to the Arrangement
General
      The Arrangement should be treated for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming that the Arrangement so qualifies, the following are the material United States federal income tax consequences to U.S. Holders that exchange Units for New Units pursuant to the Arrangement:

(a)	a U.S. Holder will not recognize any gain or loss upon the exchange of Units for New Units pursuant to the Arrangement;

(b)	a U.S. Holder will have a tax basis in the New Units received pursuant to the Arrangement equal to the tax basis of the Units surrendered by the Unitholder pursuant to the Arrangement; and

(c)	the holding period for New Units received in exchange for Units pursuant to the Arrangement will include the holding period for the Units surrendered in exchange therefor.

      For purposes of the foregoing, an exchange of Units for New Units through the receipt and surrender of New Unit Acquisition Rights should be treated for United States federal income tax purposes as an exchange of Units directly for New Units.
Dissenting Unitholders
      A U.S. Holder that is a Dissenting Unitholder and receives cash or New Units from the New Trust upon valid exercise of Arrangement Dissent Rights generally should recognize capital gain (or loss) to the extent that the amount of cash and fair market value of New Units received exceeds (or is less than) such U.S. Holder’s adjusted tax basis in the Units surrendered. Interest, if any, awarded by a court to a Dissenting Unitholder will be taxed as ordinary income. For this purpose, the amount of ordinary income will include Canadian income tax withheld with respect to such interest. Any such tax withheld may, subject to limitations, be claimed as a foreign tax credit against the U.S. Holder’s federal income tax liability or may be claimed as a deduction from the U.S. Holder’s federal adjusted gross income, provided that the U.S. Holder elects to deduct all foreign taxes paid in the same taxable year.
Tax Considerations Following the Arrangement
Status of the New Trust
      Based on generally applicable principles of United States federal income tax law, the New Trust will be classified as an association taxable as a corporation for United States federal income tax purposes.
      Based on the advice of its counsel, the New Trust does not believe that it will be classified as a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes. A non-United States corporation is a PFIC if at least 75% of its gross income for the taxable year is passive income or if at least 50% by value of the assets it holds during the taxable year produce or are held for the production of passive income. “Passive income” includes, among other items, dividends, interest, rents, royalties, and the excess of gains over losses from sales of commodities that are actively traded or with respect to which contractual interests are actively traded. For this purpose, the Royalty will not give rise to passive income. Under the PFIC rules, the character of a partner’s share of the partnership’s income is generally determined by “looking through” the partnership. Accordingly, the New Trust’s share of the income of Fording LP will be “passive income” only to the extent that Fording LP’s share of the income earned by Elk Valley Coal is “passive income.” Under this attribution rule, the New Trust should not be classified as a PFIC, because substantially all of the income of Elk Valley Coal is expected to be attributable to the production and sale of coal which is not actively traded and with respect to which contractual interests are not actively traded.
Distributions
      The gross amount of any distribution of cash with respect to New Units will be treated as a dividend for United States federal income tax purposes to the extent that it is paid out of current or accumulated earnings and profits of the New Trust. To the extent that the amount of a distribution exceeds the earnings and profits of the New Trust, it will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in New Units and thereafter as capital gain. Under current legislation, non-corporate U.S. Holders, including individuals, who receive distributions on New Units that are treated as dividends for United States federal income tax purposes may be subject to United States federal income taxation with respect to such distributions at the reduced rates applicable to long-term capital gains, not exceeding 15%. This tax relief is available for dividends received in tax years beginning before January 1, 2009. Unless this tax reduction is extended by future legislation, dividends received in tax years beginning after December 31, 2008 will be taxed at the rates applicable to ordinary income. The reduced rate does not apply to dividends on New Units with respect to which the U.S. Holder does not meet a minimum holding period requirement or dividends on New Units to the extent the U.S. Holder is obligated to make related payments with respect to substantially similar or related property (e.g., pursuant to a short sale of such New Units). Dividends received by a U.S. Holder will not be eligible for the dividends-received deduction allowed to corporations.
      Subject to applicable limitations, any Canadian income tax withheld with respect to distributions on New Units may be claimed as a foreign tax credit against the U.S. Holder’s income tax liability or may be claimed as a deduction from the U.S. Holder’s federal adjusted gross income, provided that the U.S. Holder elects to deduct all foreign taxes paid in the same taxable year. The limitation of foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the New Trust will generally constitute foreign source, passive income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale, Exchange, Redemption or Other Taxable Disposition of New Units
      A U.S. Holder generally will recognize capital gain (or loss) to the extent that the amount realized on the sale or exchange of New Units exceeds (or is less than) the U.S. Holder’s adjusted tax basis in the New Units sold or exchanged. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the New Units sold or exchanged is more than one year. Under current legislation, long-term capital gain of a non-corporate U.S. Holder, including an individual, that is recognized in tax years beginning before January 1, 2009 is generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. If a U.S. Holder holds more than one “lot” of New Units, the gain or loss realized on the sale or exchange and the holding period of the New Units sold or exchanged may be determined separately for each lot if the U.S. Holder can adequately identify the lot or lots of New Units sold or exchanged. Otherwise, the tax basis and holding period of the New Units sold or exchanged must be determined on a first-in, first-out basis.
      Gain or loss, if any, recognized by a U.S. Holder upon a sale, exchange, redemption or other taxable disposition of New Units generally will be treated as having a United States source for United States foreign tax credit limitation purposes.
Foreign Exchange Gain or Loss
      Payments of distributions on New Units, and of the proceeds of a sale, exchange, redemption or other taxable disposition of New Units, in Canadian dollars must be translated to United States dollars in order to calculate the U.S. Holder’s federal income tax liability. Generally, an amount paid in Canadian dollars will be translated to a United States dollar amount by reference to the spot exchange rate in effect on the date the distribution is received or the sale, exchange, redemption or other taxable disposition is settled, regardless of whether the payment is in fact converted into United States dollars on that date. A U.S. Holder that receives payment in Canadian dollars and converts Canadian dollars into United States dollars at a conversion rate other than the rate in effect on such date may have a foreign currency exchange gain or loss. Any such gain or loss will be treated as United States source ordinary income or loss.
United States Information Reporting and Backup Withholding
      Distributions on New Units are subject to information reporting and may be subject to backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number (which for an individual is the Social Security Number), certifies, under penalties of perjury, that he or she is not subject to backup withholding on a United States Internal Revenue Service Form W-9 and otherwise complies with applicable requirements of the backup withholding rules. The current rate of backup withholding is 28%. Backup withholding does not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Information reporting requirements and backup withholding may also apply to the cash proceeds of a sale, exchange, redemption or other taxable disposition of New Units.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder’s federal income tax liability, provided the required information is furnished to the United States Internal Revenue Service.

COMPENSATION OF TRUSTEES AND DIRECTORS
      The compensation of Trustees and Directors is structured to promote a proprietary interest in the Trust, to align the interests of the Trustees and Directors more closely with those of Unitholders and to assist the Trust and Fording ULC in attracting and retaining individuals with exceptional experience and ability.
      Each Trustee and Director is paid a basic annual cash retainer of $25,000 and an annual Unit retainer in Phantom Units with a value of $50,000. A Trustee who is also a Director is paid an additional annual cash retainer of $25,000. The Chair of the Trust also serves as the Chief Executive Officer of the Trust and is paid an annual cash retainer of $60,000 and an annual Unit retainer in Phantom Units with a value of $50,000. The Chair of the Board of Directors also serves as the Chief Executive Officer of Fording ULC and is paid an annual cash retainer of $60,000 and an annual Unit retainer in Phantom Units with a value of $50,000. Where one individual serves as Chair and Chief Executive Officer of both the Trust and Fording ULC, as Mr. Grandin currently does, he is paid an annual cash retainer of $120,000 and an annual Unit retainer in Phantom Units with a value of $100,000.
      Committee chairs are paid an annual cash retainer of $8,000 and committee members, other than Audit Committee members, are paid an annual cash retainer of $3,000. Where one individual serves as chair of both the Trust and Fording ULC Audit Committees, as Mr. Schaefer currently does, he is paid an annual cash retainer of $9,000. Audit Committee members are paid an annual cash retainer of $4,000.
      A fee of $1,500 is paid to each Trustee and Director for each Trustee or Board of Directors meeting attended, including joint Trustee and Board of Directors meetings. A fee of $1,500 is paid to each committee member, other than Audit Committee members, for each committee meeting attended. Audit Committee members are paid a meeting fee of $2,000. In addition, the Trustees and the Board of Directors have authorized the Chair to determine whether additional meeting fees should be paid to a committee chair in consideration of the time required to attend meetings with management and others outside of scheduled committee meetings. A Trustee who is also a Director receives only a single meeting fee for joint Trustee and Board of Directors meetings. The Chair does not receive any committee retainer or meeting fee for attending committee meetings. Trustees and Directors who live outside of Alberta receive an additional meeting fee of $1,500 when they are required to travel from outside of Alberta to attend Trustee, Board of Directors or committee meetings in Alberta. Trustees and Directors are reimbursed for their costs in travelling to and attending Trustee, Board of Directors or committee meetings.
Unit Ownership Guidelines
      The Trust and Fording ULC have established minimum Unit ownership guidelines for Trustees and Directors. Each Trustee or Director is required to hold Units or Phantom Units equal in value to a multiple of four times the total value of the annual cash and Unit retainers based on the greater of the amount actually invested and the market value of the Units or Phantom Units held. The Unit ownership requirement is not duplicated for Trustees who are also Directors. Where one individual serves as Chair and Chief Executive Officer of both the Trust and Fording ULC, as Mr. Grandin currently does, the Unit ownership requirement is two times the ownership requirement for Trustees and Directors. The Unit ownership requirement is to be achieved within five years of election or appointment.
Phantom Unit Plan
      Trustees and Directors receive a portion of their annual compensation in the form of a Unit retainer payable under the phantom unit plans established by the Trust and Fording ULC (the “Plans”). The Unit retainer is paid by way of a credit in the form of Phantom Units awarded by reference to the Unit price by means of a bookkeeping entry on the books of the Trust or Fording ULC, as applicable. When distributions are declared and paid on Units, the account of each Trustee and Director is credited with additional Phantom Units with a value equal to the distribution. On the third anniversary of a credit of Phantom Units, the value of the Phantom Units as determined by reference to the market price of the Units is paid in cash net of tax to the Trustee or Director. The market price for the purpose of the Phantom Unit Plan is determined by reference to the weighted average trading price of the Units on the TSX for the five trading days immediately preceding the day the credit or payment is to be made.
      During 2005, 25,200 Phantom Units were awarded to Trustees and Directors, while 10,916 and 23,223 were awarded in 2004 and 2003, respectively. As at December 31, 2005, Trustees and Directors as a group held a total of 108,400 Phantom Units (after giving effect to the three-for-one subdivision of Units which occurred in connection with the 2005 Arrangement).

      The Trustees and Directors are proposing amendments to the Plans for approval by Unitholders at the Meeting to provide for the settlement of Phantom Units from the Plan in the form of newly-issued Units from treasury. This amendment will allow for deferral of taxation on the value of the Phantom Units until the time that the Trustee or Director actually chooses to receive settlement of Phantom Units from the Plan. See “Special Meeting Business — Amendment of Phantom Unit Plan.”
Use of Consultants
      The Trustees and Directors retained Towers Perrin Human Resources Consultants in 2005 to provide market information which was used in developing recommendations in respect of Trustee and Director compensation and Unit ownership guidelines. Towers Perrin Human Resources Consultants also provided recommendations to the Directors in respect of the compensation of executives of Elk Valley Coal in 2005.
REPORT ON EXECUTIVE COMPENSATION
Current Officers
      During 2005, the Trust had six officers. See the Trust’s Annual Information Form dated March 21, 2006, which is incorporated by reference in its entirety into this Information Circular, for a complete list of the officers of the Trust. The Trust’s primary asset is its indirect 60% interest in Elk Valley Coal which it holds through its subsidiary, Fording LP. The Administrative Services Agreement and the Administrative and Industrial Minerals Services Agreement require Elk Valley Coal to make members of its executive personnel available to serve as officers (other than as the Chair and Chief Executive Officer) of the Trust and Fording ULC. The employment costs of these executives are paid by Elk Valley Coal. However, if any of the executives spend a significant amount of his or her time in a year on the business of the Trust and/or Fording ULC, then the employment costs for that executive will be allocated between the Trust, Fording ULC and Elk Valley Coal based on the time spent on the business and affairs of the Trust and Fording ULC during the year. In 2005, Elk Valley Coal paid 100% of the employment costs of the Named Executive Officers (as defined in the Summary Compensation Table below) other than the Chair and Chief Executive Officer.
      To ensure the independence of the Trust and Fording ULC from Elk Valley Coal under these arrangements, a Trustee selected by the Independent Trustees serves as Chair and Chief Executive Officer of the Trust and a Director selected by the ULC Independent Directors serves as Chair and Chief Executive Officer of Fording ULC. Mr. Michael A. Grandin, who serves as a Trustee and Director, was selected to serve as the initial Chair and Chief Executive Officer of the Trust and Fording ULC. For information on Mr. Grandin’s compensation, see “Compensation of Trustees and Directors”.
Determination of Executive Compensation
      The compensation of the management of Elk Valley Coal, including the executives that also serve as officers of the Trust and Fording ULC, is determined by Teck GP, the managing partner of Elk Valley Coal, and is reviewed by the Governance Committee of Fording ULC as part of the annual budget approval process by the partners of Elk Valley Coal. Compensation for executives of Elk Valley Coal consists of a base salary, an annual bonus opportunity under Elk Valley Coal’s Short-Term Incentive Plan, and a long-term cash incentive. See “— Incentive Plans — Long-Term Incentive Plan”. There is no option plan under which further option grants can be made. See the notes to the “Summary Compensation Table” for information about the Exchange Option Plan.
Use of Consultants
      The management of Elk Valley Coal retained Mercer Human Resource Consulting (“Mercer”) in 2005 to provide market data in respect of executive compensation and a technical analysis of the market data in light of Elk Valley Coal’s compensation plans and practices. The results were provided to the Directors for their consideration, as well as to Teck GP, the managing partner of Elk Valley Coal. Decisions made by Elk Valley Coal with respect to the compensation of its officers, however, are its own responsibility and may reflect factors and considerations other than the information provided to management by Mercer. Mercer also provided market data to the management of Elk Valley Coal in respect of executive compensation in 2004.
Base Salary
      In establishing base salaries, Elk Valley Coal uses a benchmark of average base salaries paid to executives in a comparator group established with the assistance of an external compensation consultant. Salaries are adjusted, as needed, based on individual performance, responsibility and experience to ensure that the salaries reflect the contribution of each executive.
Incentive Plans
Short-Term Incentive Plan
      Elk Valley Coal executives participate in a short-term incentive plan (“STIP”) which provides an opportunity for such individuals to earn an annual cash incentive payment based on the achievement of targets set by the managing partner of Elk Valley Coal. Potential awards under the STIP are expressed as a percentage of base salary. No award is payable until threshold performance targets are achieved. Awards are pro-rated based on performance results between 0% of base salary at the threshold target level and, depending upon the executive position held, 60% to 120% of base salary when the exceptional results target level is achieved or exceeded, with awards ranging from 30% to 60% of base salary at the median.
Medium-Term Incentive Plan
      Prior to 2005, Elk Valley Coal executives participated in Elk Valley Coal medium-term incentive plan (“MTIP”). The MTIP provided executives with an opportunity to earn a cash incentive payment after each three year performance period based on the achievement of targets set by the managing partner of Elk Valley Coal. A new three year performance period would begin each year with the result that potential awards would be payable annually after the initial three year performance period. Potential awards under the MTIP were expressed as a percentage of average base salary over the three year performance period. No award is payable until threshold performance targets are achieved. Awards are pro-rated based on performance results between 0% of average base salary at the threshold target level and, depending upon the executive position held, 44% to 50% of average base salary when the exceptional results target level is achieved or exceeded, with awards ranging from 22% to 25% of average base salary at the median. For the three year performance period beginning in 2005, the value of the MTIP was rolled into the Elk Valley Coal long-term incentive plan and the MTIP was discontinued.
Long-Term Incentive Plan
      Elk Valley Coal executives also participate in a long-term incentive plan (“LTIP”). The LTIP was introduced to replace the key employee stock option plan (“KESOP”) in which former executives of Old Fording participated. The KESOP was terminated as part of the 2003 Arrangement.
      The LTIP provides an opportunity for executives of Elk Valley Coal to earn a cash incentive payment at the end of a three year performance period based on the achievement of targets set by the managing partner of Elk Valley Coal. A new three year performance period begins each year. As a result, potential awards are payable annually after the initial three year performance period. Potential awards are expressed as a percentage of average base annual salary over the three year performance period. No award is payable until threshold performance targets are achieved.
      Awards are pro-rated based on performance results between 0% of average base salary at the threshold target level and, depending upon the executive position held and with the value of the former MTIP plan rolled into the LTIP, 140% to 230% of average base salary when the exceptional results target level is achieved or exceeded, with awards ranging from 70% to 115% of average base salary at the median.
      In addition, the former executives of Old Fording who are participants of the LTIP were awarded an additional LTIP grant for the three year performance period beginning in 2003 to compensate them for a loss in the value of existing options under the KESOP when those options were exchanged for Unit options as part of the 2003 Arrangement.
Trust Unit Purchase Plan
      Elk Valley Coal has a trust unit purchase plan (the “TUPP”) pursuant to which eligible employees can acquire Units. The TUPP is an employee profit sharing plan as defined under the Tax Act. Eligible employees may contribute up to 6% of their eligible earnings to the TUPP. Elk Valley Coal makes matching contributions equal to one-third of the eligible employees’ contributions. Contributions made to the TUPP by employees and Elk Valley Coal are used to purchase Units in the secondary market. If Units purchased with employee contributions are withdrawn by the employee before those Units have been held in the TUPP for one year, the related Units purchased with Elk Valley Coal’s contribution are forfeited by the employee.

      A similar plan has been made available to employees of subsidiaries of the Trust that are resident in the United States.
Summary Compensation Table
      The following table provides compensation information for the Chair and Chief Executive Officer, the President and the Chief Financial Officer of the Trust and the two other most highly compensated senior executives of Elk Valley Coal who are involved in determining Trust policy (collectively referred to as the “Named Executive Officers”), measured by total annual salary and bonus during the year ended December 31, 2005.(1)

						Long-Term Compensation

						Awards		Payouts

		Annual Compensation					Shares of Units
						Securities Under	subject to
Name and					Other Annual	Option/SARS	resale	LTIP	All Other
Principal Position	Year	Salary	Bonus(5)		Compensation(6)	Granted #(7)	restrictions	Payouts(8)	Compensation(9)

M.A. Grandin(2)	2005	$120,000	$	n/a	$100,000	n/a		n/a
Chair and Chief	2004	120,000		n/a	86,300	n/a	nil	n/a	nil
Executive Officer	2003	120,000		n/a	75,000	26,900		n/a	95,000
J.L. Popowich	2005	550,000		313,000	nil	n/a		nil	45,400
President	2004	490,200		242,600	nil	n/a	nil	500,400	221,400
	2003	304,000		nil	33,200	50,318		285,000	100,000
R.A. Millos(3)	2005	203,100		134,000	nil	n/a		nil	4,100
Vice President and	2004	262,900		109,300	nil	n/a	nil	223,300	4,200
Chief Financial Officer	2003	170,000		nil	nil	n/a		nil	nil
R.J. Brown(4)	2005	62,500		nil	nil	n/a	nil	nil	1,300
Vice President and
Chief Financial Officer
W.J. Foster	2005	235,000		102,600	nil	n/a		nil	4,700
Senior Vice	2004	228,200		162,000	nil	n/a	nil	216,800	50,500
President	2003	222,000		1,600	24,300	22,433		234,000	15,000
E.G. Eberth	2005	205,300		105,300	nil	n/a		nil	4,100
Vice President	2004	199,300		145,500	nil	n/a	nil	189,400	7,000
Marketing	2003	193,000		nil	nil	19,508		187,300	21,200

Notes:

(1)	Information in this table includes, in respect of the period prior to February 28, 2003, the effective date of the 2003 Arrangement, compensation paid to such Named Executive Officers as employees of Old Fording.

(2)	For information on Mr. Grandin’s compensation, see “Compensation of Trustees and Directors”.

(3)	Mr. Millos became an employee of Elk Valley Coal on May 1, 2003 and was appointed Chief Financial Officer of the Trust effective June 1, 2003. He resigned his position as Chief Financial Officer effective October 3, 2005.

(4)	Mr. Brown became an employee of Elk Valley Coal and was appointed Chief Financial Officer of the Trust effective on October 3, 2005.

(5)	Amounts in this column reflect STIP compensation which was paid in such year, consistent with the past disclosure practices of the Trust.

(6)	Where the value of all perquisites and other benefits, securities and property were less than $50,000 and 10% of the total annual salary and bonus paid to the Named Executive Officer in the financial year, such amounts have not been disclosed. Amounts in this column for Mr. Grandin reflect his annual Trustee and Director Unit retainer in Phantom Units. Amounts in this column for Mr. Popowich for 2003 include $11,692 extra vacation pay and $8,781 for a personal use vehicle. Amounts in this column for Mr. Foster for 2003 include $6,945 for financial planning services and $10,570 for a personal use vehicle.

(7)	No new options were granted to any of the Named Executive Officers after 2002. Securities under option described in this column for 2003 are exchange options issued to the Named Executive Officers under the Exchange Option Plan, in exchange for options issued by Old Fording under its KESOP plan. The sole purpose of the Exchange Option Plan was to issue the exchange options in order to preserve the existing rights of Old Fording optionholders following completion of the 2003 Arrangement. No new option grants are permitted under the Exchange Option Plan.

(8)	The 2004 LTIP payout is payment of 50% of the maximum payout under the 2003-2005 LTIP and MTIP plans which provided for 50% of the maximum payout to be paid to the Named Executive Officers at the point in time during the performance period when Elk Valley Coal achieved $75 million in synergies thereby entitling Teck Cominco to increase its interest in Elk Valley Coal from 35% to 40%. Elk Valley Coal achieved $75 million in synergies as of April 1, 2004.

(9)	The details of all other compensation are as follows:

Named Executive Officer	Year	A	B	C

Mr. Grandin	2005	nil	nil	nil
	2004	nil	nil	nil
	2003	nil	95,000	nil
Mr. Popowich	2005	11,000	nil	34,400
	2004	9,800	nil	211,600
	2003	nil	100,000	nil
Mr. Millos	2005	4,100	nil	nil
	2004	4,200	nil	nil
	2003	nil	nil	nil
Mr. Brown	2005	1,300	nil	nil
Mr. Foster	2005	4,700	nil	nil
	2004	4,600	nil	45,900
	2003	nil	15,000	nil
Mr. Eberth	2005	4,100	nil	nil
	2004	4,000	nil	3,000
	2003	nil	8,000	nil

A =	Prior to February 28, 2003, the value of share equivalents and dividend equivalents credited under a matching program that was established in connection with Old Fording becoming a public company in October, 2001 to assist executives of Old Fording to achieve share ownership requirements that provided for a one for three match for purchases of shares for the first six months of the program and a one for four match thereafter. Since March 1, 2003, contributions were made to the TUPP by Elk Valley Coal.

B =	Special bonus paid in recognition of their extraordinary efforts in consummating the 2003 Arrangement.

C =	The 2003 Arrangement resulted in the early termination of a deferred share unit plan for senior management that had been maintained by Old Fording. To compensate senior management for the early termination of the deferred share unit plan, thereby accelerating taxation of the deferred share units to them, the 2003 Arrangement provided for an ownership matching plan to provide a one-time opportunity for senior managers to re-invest the after tax value of their deferred share unit plan proceeds and receive a match of one Unit for every two Units purchased by them on the secondary market; the matching Units vest at the end of the second year following the purchase date of the Units purchased by the plan participants. The value of the matching Units paid in 2004 and 2005 is included in this column.
Long-Term Incentive Plans Awards Table
Awards in Most Recently Completed Financial Year(1)

			Estimates Future Payouts Under
		Performance or	Non-Securities — Price Based Plans
		Other Period
	Security Units or	Until Maturity or	Threshold	Target	Maximum
Name	Other Rights	Payout(3)	($)	($)	($)

M.A. Grandin(2)	n/a	n/a	n/a	n/a	n/a
J.L. Popowich	n/a	LTIP/2008	0	623,400	1,246,800
R.A. Millos	n/a	LTIP/2008	0	64,600	129,200
R.J. Brown	n/a	LTIP/2008	0	137,200	274,500
W.J. Foster	n/a	LTIP/2008	0	231,200	462,300
E.G. Eberth	n/a	LTIP/2008	0	202,000	403,900

Notes:

(1)	See description of LTIP under “Report on Executive Compensation — Incentive Plans — Long-Term Incentive Plan”.

(2)	Mr. Grandin does not participate in the LTIP and did not participate in the former MTIP.

(3)	The performance period is 2005-2007; the payout, if any, will be in the first quarter of 2008.
Pension Plans
      Elk Valley Coal maintains an employer-paid registered pension plan (the “Basic Plan”) under which pensions are paid to eligible senior executives and employees at retirement, and to which participants may make additional voluntary contributions. Elk Valley Coal also maintains an employer-paid supplemental pension plan (the “Supplemental Plan”), which provides benefits in excess of those that can be provided under the Basic Plan due to limits imposed under the Tax Act on benefits and contributions which can be provided under the “Basic Plan”.

Basic Plan
      Under the defined benefit component of the Basic Plan, the amount of pension is determined in accordance with a formula based on the individual’s years of service, the average of his or her best 36 consecutive months of base salary over the previous 120 months of employment, and the amount of additional voluntary contributions made by the individual, all subject to the maximum monthly pension limit set out in the Tax Act. The normal retirement age under the Basic Plan is 65, but reduced pensions are payable to individuals who retire between the ages of 55 and 65. The pension is payable for the lifetime of the former senior executive or employee and if the senior executive or employee has a spouse, continues to the surviving spouse at the rate of 60% unless an alternate form is elected at retirement.
      Effective 2004, Elk Valley Coal amended the Basic Plan to add a defined contribution component. Salaried employees hired on or after January 1, 2004 accrue benefits under the defined contribution component.
Supplemental Plan
      The Supplemental Plan provides pensions based on the same formula as applies to the Basic Plan with a few modifications. However, the pension payable is the amount determined by the Basic Plan formula without the limit imposed by the Tax Act minus the pension payable under the Basic Plan. Among the modifications to the formula are the inclusion of a portion of a senior executive’s average STIP awards in final average compensation.
      Effective 2004, Elk Valley Coal amended the Supplemental Plan to add a defined contribution component, under which notional amounts are accumulated in excess of the limit imposed by the Tax Act for salaried employees hired on or after January 1, 2004.
      The following table shows the total annual benefit payable under the defined benefit components of the Basic Plan and the Supplemental Plan to participants in the specified compensation and years of service categories, assuming retirement at age 65:

	Annual Pension Payable Upon Retirement at Normal Retirement Age(1)

	Years of Service

Annual Average Remuneration Covered	15	20	25	30	35	40	45

$ 200,000	$47,963	$63,950	$79,938	$95,925	$111,913	$123,913	$135,913
300,000	73,463	97,950	122,438	146,925	171,413	189,413	207,413
400,000	98,963	131,950	164,938	197,925	230,913	254,913	278,913
500,000	124,463	165,950	207,438	248,925	290,413	320,413	350,413
600,000	149,963	199,950	249,938	299,925	349,913	385,913	421,913
700,000	175,463	233,950	292,438	350,925	409,413	451,413	493,413
800,000	200,963	267,950	334,938	401,925	468,913	516,913	564,913
900,000	226,463	301,950	377,438	452,925	528,413	582,413	636,413
1,000,000	251,963	335,950	419,938	503,925	587,913	647,913	707,913

Note:

(1)	Above amounts do not include, and will not be offset by, Canada Pension Plan benefits.
     Mr. Grandin does not participate in the Basic Plan or the Supplemental Plan. Mr. Millos became a participant in the Basic Plan and the Supplemental Plan on January 1, 2004, under their defined contribution components and ceased to be a participant as of September 30, 2005. Mr. Brown became a participant in the Basic Plan and the Supplemental Plan on October 3, 2005, under their defined contribution components. The respective years of credited service for defined benefit pension plan purposes at December 31, 2005, and at age 65 for the Named Executive Officers are: Mr. Popowich, 37 and 41 years; Mr. Foster, 17 and 25 years; and Mr. Eberth, 23 and 37 years.
      The following table provides additional information beyond applicable disclosure requirements. It shows estimates of pension service costs, accrued pension obligations, and total annual pension benefits under the Basic Plan and the

Supplemental Plan for the Named Executive Officers. The pension costs for the Named Executive Officers noted below are paid by Elk Valley Coal.

		Accrued Pension	Annual Pension
	2005 Pension	Obligations at	Benefits Payable
	Service Costs(1,2)	December 31, 2005(1,3)	at Age 65(1,4)

Mr. Popowich	$189,000	$7,459,000	$642,703
Mr. Millos	20,000	nil	n/a
Mr. Brown	6,000	6,000	n/a
Mr. Foster	68,000	1,196,000	144,747
Mr. Eberth	54,000	1,277,000	180,894

Notes:

(1)	Portions of the pension benefits reflected in this table do not vest until the Named Executive Officer reaches age 55, except in the case of death or involuntary termination of employment without cause. Amounts reflected in this table are estimated based on assumptions regarding contractual entitlements and both the assumptions and the contractual entitlements may change over time. Methods and assumptions used in determining the amounts in this table may differ from those used by other employers, so amounts may not be directly comparable with amounts disclosed by other employers.

(2)	For a Named Executive Officer who participates in the defined benefit components of the Basic Plan and the Supplemental Plan, service cost is the actuarial value of the portion of the Named Executive Officer’s projected pension earned for service in the year, determined using the same actuarial methods and assumptions as used by Elk Valley Coal in determining its year-end pension plan liabilities in accordance with GAAP. For a Named Executive Officer who participates in the defined contribution components of the Basic Plan and the Supplemental Plan, service cost is Elk Valley Coal’s contributions in the year in respect of the Named Executive Officer, including notional contributions credited under the Supplemental Plan.

(3)	For a Named Executive Officer who participates in the defined benefit components of the Basic Plan and the Supplemental Plan, accrued obligations are the actuarial value of the Named Executive Officer’s projected pension earned for service to December 31, 2005, determined using the same actuarial methods and assumptions as used by Elk Valley Coal in determining its year-end pension plan liabilities in accordance with GAAP. For a Named Executive Officer who participates in the defined contribution components of the Basic Plan and the Supplemental Plan, accrued obligations are Elk Valley Coal’s accumulated contributions in respect of the Named Executive Officer at December 31, 2005, including the notional amount accumulated under the Supplemental Plan.

(4)	These amounts are determined assuming (i) the Named Executive Officer continues to accrue service under the defined benefit components of the Basic Plan and the Supplemental Plan until retirement at age 65, and (ii) the Named Executive Officer’s compensation remains at its current level, including the average STIP awards included in final average compensation under the defined benefit component of the Supplemental Plan. These amounts do not apply to a Named Executive Officer who participates in the defined contribution components of the Basic Plan and the Supplemental Plan.
Change of Control Agreements
      Old Fording entered into change of control agreements with certain members of its senior management in connection with becoming a public company in 2001. Seven of the change of control agreements were assumed by Elk Valley Coal under the 2003 Arrangement and three continue to be in effect. A participant is entitled to the benefits provided for under his change of control agreement in the event of:

(a)	a change of control; and

(b)	the resignation or the termination of the participant other than for cause.
      The 2003 Arrangement constituted a change in control for the purposes of the change of control agreements. Accordingly, if an executive who is a party to a change of control agreement resigns or is terminated other than for cause or otherwise qualifies under the terms of the applicable change of control agreement prior to the termination date, such executive will be entitled to the severance benefits provided for in the agreement. The severance benefits generally provide for two years salary, benefits and bonuses.
      As of December 31, 2005, four executives had exercised their Change of Control Agreements. The termination dates of the three remaining change of control agreements have been extended by agreement of the executives and Elk Valley Coal. Two have a termination date of February 28, 2009, and one has a termination date of February 28, 2007. No provision has been accrued for the contingent liability related to the agreements that were outstanding on December 31, 2005. A liability is charged to earnings in the period in which the resignation, retirement or termination occurs. The contingent liability, which is dependent on the achievement of certain future financial results, ranges between $5.8 million and $9.2 million.

Composition of the Compensation Committee
      The Declaration of Trust requires the Trustees to appoint a Governance Committee comprised of Independent Trustees which is responsible for, among other things, establishing Trustee compensation. The Memorandum and Articles of Association of Fording ULC requires the Directors to appoint a Governance Committee comprised of ULC Independent Directors which is responsible for establishing Director compensation. Each of these committees has a charter that meets applicable Canadian and United States requirements.
      The proposed compensation of the management of Elk Valley Coal, including the executives of Elk Valley Coal that also serve as officers of the Trust and Fording ULC, is determined by the managing partner of Elk Valley Coal and is reviewed by the Governance Committee of Fording ULC, with the assistance of an external compensation consultant, as part of the annual budget approval process by the partners of Elk Valley Coal. The Governance Committee makes recommendations to the Board of Directors having regard to the best interests of Elk Valley Coal with regard to the Elk Valley Coal compensation.
      This Report on Executive Compensation is made by the Governance Committees of the Trust and Fording ULC:

Trust	Fording ULC

John B. Zaozirny (Chair)	Richard T. Mahler (Chair)
Peter Valentine	Thomas J. O’Neil
Michael S. Parrett	Harry G. Schaefer

      The following chart compares the total cumulative Unitholder return for $100 invested in Units for the period commencing February 28, 2003 and ending on December 31, 2005, to the cumulative total return of the S&P/TSX Composite Index for the same period (assuming reinvestment of distributions).
PERFORMANCE GRAPH
Comparison of Cumulative Total Return(1)

	FDG.UN	S&P/TSX Composite Index

February 28, 2003	$100.00	$100.00
March 31, 2003	$93.00	$97.00
June 30, 2003	$82.00	$107.00
September 30, 2003	$104.00	$115.00
December 31, 2003	$169.00	$127.00
March 31, 2004	$199.00	$134.00
June 30, 2004	$216.00	$134.00
September 30, 2004	$275.00	$136.00
December 31, 2004	$366.00	$146.00
March 31, 2005	$444.00	$152.00
June 30, 2005	$454.00	$158.00
September 30, 2005	$617.00	$176.00
December 31, 2005	$541.00	$181.00

Note:

(1)	Assuming reinvestment of $100 on February 28, 2003

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Number of securities remaining
	Number of securities to be		available for future issuance
	issued upon exercise of	Weighted-average exercise price	under equity compensation
	outstanding options,	of outstanding options,	plans (excluding securities
	warrants and rights(1)	warrants and rights	reflected in column (a))

Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	60,639	$3.71	nil
Equity compensation plans not approved by securityholders	nil	nil	nil

Total(2)	60,639	$3.71	nil

Notes:

(1)	Securities under option described in this column are exchange options issued under the Trust’s exchange option plan (the “Exchange Option Plan”) established in connection with the 2003 Arrangement in exchange for options issued by Old Fording under its KESOP. The sole purpose of the Exchange Option Plan was to issue the exchange options in order to preserve the existing rights of Old Fording optionholders following completion of the 2003 Arrangement. No new option grants are permitted under the Exchange Option Plan. Total includes exchange options granted under the Exchange Option Plan in exchange for outstanding KESOP options that were granted as replacement options to holders of Canadian Pacific Limited options under the Canadian Pacific Limited key employee stock option plan who were not employees of Old Fording when Canadian Pacific Limited was divided into five public companies, including Old Fording, in October 2001.

(2)	As at December 31, 2005.
RISK FACTORS
      An investment in New Units involves numerous risks and uncertainties. Set forth below is a summary of some of the material risks and uncertainties that could affect the New Trust, its future results, the amount of cash available for distribution to Unitholders and the nature of the New Trust itself, as well as certain risks relating to the Arrangement. Unitholders and potential investors should carefully review and consider the risk factors set forth below when evaluating the Arrangement or when making an investment decision in respect of the New Units.
Risks Relating to the Arrangement
      Risk factors specific to the Arrangement will include, but are not limited to, the following:
Required Regulatory and Third Party Approvals
      Completion of the Arrangement in the form contemplated by the Plan of Arrangement requires that the Trust and Arrangement Co. obtain a number of judicial, regulatory and third party approvals. Such approvals include, without limitation, issuance of the Final Order, obtaining the Advance Tax Ruling, approval of the Nova Scotia Registrar in connection with Section 3.1(e) of the Plan of Arrangement that provides for the continuance of Fording ULC out of Nova Scotia and into Alberta as an unlimited liability corporation existing under the ABCA, and the approval from the TSX and the NYSE in connection with the substitutional listing of the New Units. In addition, certain third party consents and other approvals are required from persons such as Teck Cominco and its affiliates, OTPP and Elk Valley Coal. Failure to obtain the Final Order on terms acceptable to the Trustees would likely result in the decision being made not to proceed with the Arrangement. If any of the required regulatory and third party approvals cannot be obtained on terms satisfactory to the Trustees, or at all, the Plan of Arrangement may have to be amended in order to mitigate against the negative consequence of the failure to obtain any such approval, and accordingly, the benefits available to Unitholders resulting from the Arrangement may be reduced.
      Alternatively, in the event that the Plan of Arrangement cannot be amended so as to mitigate against the negative consequence of the failure to obtain a required judicial, regulatory or third party approval, the Arrangement may not proceed at all. See “Special Meeting Business — Plan of Arrangement — The Arrangement”.

Amendment of Material Agreements
      Following completion of the Arrangement, a number of agreements to which the Trust and/or Fording ULC are a party will have to be amended in order to give effect to the organizational structure contemplated by the Plan of Arrangement and to largely preserve, in a modified form, the existing governance structure. See “Amendment and Assignment of Agreements in Connection with Arrangement”. Certain of these agreements are with parties that are neither controlled by the Trust nor Fording ULC and that are not participating in the Arrangement. Accordingly, such parties will have to agree to the changes being proposed by the Trust. While the Trust believes that it has reached an agreement in principle with the other affected parties with respect to the amendments required to such agreements, their final form has not yet been settled. In the event that following completion of the Arrangement, the New Trust is not able to enter into amended agreements with the other parties, certain benefits accruing to the Trust, and indirectly, to the Unitholders under such agreements, will be lost and some of those benefits could be material.
Change in Tax Laws
      There is a risk that the provisions of the Tax Act will be amended in a manner such that reorganization of the Trust’s business under a Royalty Trust (being the New Trust), as contemplated by the Arrangement, will not provide an exemption from the Non-Resident Ownership Restriction.
Risks Relating to the New Trust
      In the event that the Arrangement is completed, risk factors specific to an investment in the New Units would include, without limitation, the following:
Cash Distributions to Unitholders are Dependent on Fording LP
      Cash available for distribution generally refers to the net cash received by the New Trust that is available for payment to Unitholders on a quarterly basis. The New Trust is primarily dependent upon Fording LP’s 60% interest in the operations and assets of Elk Valley Coal to generate cash available for distribution.
      While the distribution policy of the New Trust will be established by the New Trustees following completion of the Arrangement, it is presently anticipated that the New Trustees will adopt a distribution policy that is substantially similar to the current policy maintained by the Trust. However, even if the New Trust adopts such a distribution policy whereby the net income earned by the New Trust from its investments in Fording LP and NYCO is distributed to Unitholders, there is no assurance regarding the amount of cash to be generated by these entities, and therefore the amount of cash available for distribution. The actual amount distributed in respect of the New Units will depend on a variety of factors such as coal and wollastonite prices, sales volumes, profitability, the level of sustaining capital expenditures, credit agreements, and other factors that may be beyond the control of Fording LP, NYCO or the New Trust. In the event significant sustaining capital expenditures are required, coal prices and/or sales volumes decline, or the profitability of Elk Valley Coal declines, there would be a decrease in the amount of cash available for distribution and such decrease could be material.
      The distribution policy of the New Trust is subject to change at the discretion of the New Trustees of the New Trust. The recourse of Unitholders who disagree with any change in the distribution policy of the New Trust is limited and could require such Unitholders to seek to replace the New Trustees.
Credit Facilities
      The Credit Agreement will contain covenants that will require the New Trust to meet certain financial tests and that will restrict, among other things, the ability of the New Trust to incur additional debt, dispose of assets or pay distributions in certain circumstances. These restrictions could limit the ability of the New Trust to make distributions to Unitholders in such circumstances.
Interest Rate and other Factors Affecting Yield
      One of the factors that may influence the price of the New Units in the public trading markets will be the expected annual yield on the New Units as compared with the annual yield on other financial instruments. An increase in market interest rates may lead potential purchasers of New Units to demand a higher annual yield, which could adversely affect the market price of the New Units. Annual yield and therefore the price of New Units in the public trading markets may also be affected by the short-term supply of and demand for income trust products, generally. A material increase in interest rates on financial instruments could be expected to result in an increase in the required yield on the New Units and a corresponding decrease in the trading price of New Units and such decrease could be material.
Income Tax
      There is no assurance that Canadian federal income tax laws, such as the current treatment of mutual fund trusts, will not be changed in a manner that affects Unitholders in a material adverse way. If the New Trust ceases to qualify as a “mutual fund trust” under the Tax Act, the New Units would cease to be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit-sharing plans and registered retirement income funds. Furthermore, as the New Units would then constitute taxable Canadian property for purposes of the Tax Act, Non-Resident Unitholders would be subject to tax under the Tax Act (in the absence of relief under any applicable tax treaty or convention) on any capital gains realized on the disposition (or deemed disposition) of such New Units.
      It is possible that Canadian federal income tax laws applicable to income trusts and in particular Royalty Trusts may change and that any such changes could negatively affect, in a material way, the amount of cash available for distribution, the tax treatment of the New Units and distributions made thereon, and the market value of the New Units.
      The New Declaration of Trust provides that, in the event that the aggregate of the taxable income of the New Trust, including taxable capital gains, if any, and the non-taxable portion of the capital gains, if any, exceeds distributions otherwise made payable in the year, the amount of such excess will become payable to the Unitholders on December 31 of that year and will be paid to Unitholders in the following year. This may result in income distributable to Unitholders exceeding cash available for distribution. In such case, the New Declaration of Trust provides that additional New Units must be distributed to Unitholders in lieu of cash distributions. A consolidation of New Units would occur immediately after such a distribution. Unitholders will generally be required to include an amount equal to the fair market value of those New Units in their Canadian federal taxable income, in circumstances where they do not directly receive a cash distribution.
Nature of New Units
      The New Units should not be considered debt instruments as, among other things, distributions on the New Units are not fixed nor can such distributions be enforced by Unitholders prior to being declared payable by the New Trustees. Further, no principal amount is owing to Unitholders in respect of the New Units.
      The New Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The New Units do not represent a direct investment in Fording LP’s or NYCO’s businesses and should not be viewed by investors as such. As holders of New Units, Unitholders do not have all of the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions.
      The New Units represent a fractional interest in the New Trust. The New Units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation. Furthermore, the New Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.
Preservation of Status as a Mutual Fund Trust
      It is intended that the New Trust will at all times from its creation qualify as a Royalty Trust and thereby be able to qualify for the Subsection 132(7) Exception. The New Declaration of Trust contains provisions intended to preserve the New Trust’s status as a mutual fund trust for purposes of the Tax Act. These provisions grant broad powers to the New Trustees to monitor the New Trust’s status as a mutual fund trust and to take action to protect such status, if, in the discretion of the New Trustees, such action is necessary. These actions could include requiring beneficial holders of New Units to provide declarations of residency, refusing to accept subscriptions for New Units, or taking measures that result in the delisting of the New Units from one or more exchanges or that otherwise restrict or impair the liquidity of the New Units. The market price of the New Units could decline in the event that the New Trustees elect to undertake one or more of these steps and any such decline could be material.
Redemption Right
      Registered Unitholders are entitled to require the New Trust to redeem their New Units in accordance with the terms of the New Declaration of Trust, which may be at a value less than the market price of the New Units at that time. It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment in the New Units. Cash redemptions are subject to limitations set out in the New Declaration of Trust. In certain circumstances, securities of the New Trust, other than New Units, or securities of the New Trust’s subsidiaries, may be distributed to Unitholders in connection with a redemption as opposed to cash. Such securities may not be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit-sharing plans and registered retirement income funds depending upon the circumstances at the time, and will not be listed on any stock exchange and no established market is expected to develop for them. New Unitholders receiving such securities may not be able to dispose of them for value, or at all.
Distribution of Securities on Termination of the New Trust
      Upon termination of the New Trust, the New Trustees may distribute securities of the New Trust, other than New Units, or securities of the New Trust’s subsidiaries, directly to the Unitholders, subject to obtaining any required regulatory approvals. Securities of the New Trust or the New Trust’s subsidiaries distributed in this manner may not be qualified investments for registered retirement savings plans, registered education savings plans, deferred profit-sharing plans and registered retirement income funds depending upon the circumstances at the time. Such securities will not be listed on any stock exchange and no established market is expected to develop for them. New Unitholders receiving such securities may not be able to dispose of them for value, or at all.
Limited Likelihood of Unitholder Liability
      The New Declaration of Trust states that no Unitholder will be subject to any liability in connection with the New Trust or its assets or obligations and that in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder’s fractional interest in the New Trust’s assets.
      Further, effective July 1, 2004, the Income Trust Liability Act (Alberta) was enacted to create a statutory limitation on the liability of unitholders of Alberta income trusts. The legislation provides that a Unitholder will not, as a beneficiary, be liable for any act, default, obligation or liability of the New Trust or any of its New Trustees.
      However, the legislation has not been judicially considered and it is possible that reliance on the legislation by a Unitholder could be successfully challenged on jurisdictional or other grounds. Thus, there remains a risk, which the New Trustees consider to be very remote, that in limited circumstances, a Unitholder could be held personally liable, despite the express provisions of the New Declaration of Trust, for liabilities and other obligations of the New Trust to the extent that claims against the New Trust are not satisfied out of the assets as the New Trust.
Limited Liability
      Following completion of the Arrangement, the New Trust will hold a 99.99% limited partnership interest in Fording LP. As a limited partner of a limited partnership existing under the laws of the Province of Alberta, the New Trust’s liability for indebtedness, claims and other liabilities of Fording LP will be limited to its investment in such partnership. However, as substantially all of the New Trust’s assets will be represented by its indirect interest in Elk Valley Coal and as the New Trust will indirectly hold such interest through Fording LP, limited liability will not, in reality, provide any measure of protection of the New Trust’s assets against liabilities of Fording LP. In addition, there are certain circumstances in which the New Trust could lose its limited liability in connection with its investment in Fording LP. For example, if the New Trust were to directly assume active management of Fording LP, its limited liability would be jeopardized.
Additional New Units
      The New Declaration of Trust authorizes the New Trustees to issue an unlimited number of New Units for the consideration, and on terms and conditions, established by New Trustees without the approval of any Unitholders. If the New Trustees make a decision to issue additional New Units, existing Unitholders may suffer significant dilution and cash distributed to Unitholders, on a per New Unit basis, could decline.
Capital Investment
      The timing and amount of capital expenditures incurred by Elk Valley Coal or by NYCO will directly affect the amount of cash available to the New Trust for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital expenditures are incurred or other unusual expenditures are made.

Unfunded Liabilities
      Elk Valley Coal has a number of unfunded liabilities, including pension, other post-retirement benefit and asset retirement obligations. Funding of these obligations in the future may have a significant and negative impact on cash available for distribution.
Forward-Looking Information may Prove to be Inaccurate
      This Information Circular contains forward-looking information concerning, among other things, the New Trust. Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
      Additional information on the risks, assumptions and uncertainties affecting the accuracy of forward-looking statements can be found in this Information Circular under the heading “Caution Regarding Forward-Looking Statements”.
Risks Relating to Fording LP and its Interest in Elk Valley Coal
      Following completion of the Arrangement, the New Trust’s financial performance will be primarily dependent upon the operations and assets of Fording LP and, in particular, Fording LP’s interest in Elk Valley Coal. Accordingly, Unitholders will be exposed to all of the risks to which the New Trust is exposed, and to the risks to which Fording LP and Elk Valley Coal are exposed. Risks to which Fording LP and Elk Valley Coal are exposed include, but are not limited to, the following:
Restrictions on Potential Growth
      The payout by Fording LP of all of its available cash to the New Trust could mean that capital expenditures to expand operations or to exploit reserves and resources could only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of the business of Fording LP and, over time, have a material adverse effect on the amount of cash available for distribution.
Market Risks — Oversupply of Coking Coal
      The prices for coking coal and, in particular, hard coking coal have a significant impact on Elk Valley Coal’s profitability. Coal prices are dependent on the demand for, or supply of, coking coal from time to time and, to a lesser degree, the economic conditions of the markets into which the coal is sold. In the past, there have been periods of oversupply of coking coal in the markets, which have resulted in price decreases. An oversupply of coking coal in world markets or a general downturn in the economies of any of Elk Valley Coal’s significant markets could have a material adverse effect on the profitability of Fording LP and, accordingly, the amount of cash available for distribution.
Conflicts of Interest
      The New Trust and its Unitholders are dependent upon Teck Cominco, and its subsidiary, Teck GP, as managing partner of Elk Valley Coal, to manage the business and affairs of Elk Valley Coal. There is a risk to the New Trust, should any conflict arise between the New Trust, Elk Valley Coal, Teck Cominco and Teck GP. In the event that Teck Cominco and Teck GP do not fulfill their obligations under the terms of the EVC Partnership Agreement or fail to manage the business and affairs of Elk Valley Coal in a prudent manner, or should conflicts of interest arise, there could be adverse effects on the amount of cash available for distribution.
Financial and Operational Risks
      Following completion of Arrangement, profitability and, therefore, cash available to the New Trust for distribution to Unitholders, will be affected by the cost of product sold, transportation and other costs, product quality and taxation. Should any of these costs increase significantly in circumstances where these costs cannot otherwise be offset, the amount of cash available for distribution to Unitholders could decrease and such decrease could be material.

Shortage of Mining Equipment and Supplies
      The recent growth in global mining activities has created a demand for mining equipment and related supplies that outpaces supply. For example, Elk Valley Coal has been advised by its suppliers that tires will be allocated among their customers based on the previous year’s purchases, due to a global shortage of haulage truck tires. The New Trust anticipates this tire shortage will continue into 2007.
      As a result, future operations could be adversely affected if Elk Valley Coal encounters difficulties obtaining equipment, tires and other supplies on a timely basis. In the event that Elk Valley Coal was unable to secure required mining equipment on a timely basis, expansion activities, production, productivity and costs could be negatively affected, resulting in a material adverse effect on cash available for distribution.
Coal Transportation
      The majority of coal that is produced by Elk Valley Coal is exported outside of North America, and Elk Valley Coal’s mines are located more than 1,100 kilometres from seaports. Accordingly, operations are highly dependent on both rail and port services. As a result, a significant portion of total transportation costs are attributable to rail and port costs, which includes demurrage charges for vessel waiting times. A substantial portion of coal production from Elk Valley Coal is transported to port facilities by CPR, and to a lesser extent CN, and loaded on to vessels in Vancouver at either Westshore Terminals or Neptune Terminals. Contractual disputes, rail and port capacity issues, prolonged labour stoppages, availability of vessels, weather problems or other factors that prevent CPR, CN, Westshore Terminals or Neptune Terminals from providing their services, could materially and negatively impact Elk Valley Coal’s and Fording LP’s financial results, and therefore, cash available for distribution.
The Steel Industry
      Substantially all of the coking coal that Elk Valley Coal produces is sold to steel producers. The steel industry’s demand for coking coal is affected by a number of factors including the cyclical nature of that industry’s business, technological developments in the steel-making process and the availability of substitutes for steel such as aluminium, composites and plastics. A significant reduction in the demand for steel products would reduce the demand for coking coal, which would have a material adverse effect upon the New Trust and cash available for distribution to Unitholders. Similarly, if less expensive coals could be used in substitution for hard coking coal in the integrated steel mill process, the demand for hard coking coal would materially decrease, which would also materially and adversely affect cash available for distribution.
Foreign Currency Exchange
      Elk Valley Coal’s operating results and cash flows are affected by foreign currency exchange rates. Exchange rate movements can have a significant impact on results since the vast majority of Elk Valley Coal’s operating costs are incurred in Canadian dollars and most of its revenues are denominated in United States dollars. An increase in the value of the Canadian dollar relative to the United States dollar would reduce Elk Valley Coal’s realized Canadian dollar selling price thereby reducing the profitability of Fording LP and the cash available to the New Trust for distribution to Unitholders, and such reduction could be material.
      This risk is mitigated to some extent by Fording LP’s policy to hedge a portion of its United States dollar exposure through the use of foreign exchange forward contracts. However, the ability of Fording LP to enter into foreign exchange forward contracts will depend on the total hedge position it wishes to take and the counterparties’ assessment of the credit risk of Fording LP and that of Elk Valley Coal. The effectiveness of such hedges will depend in part on the credit worthiness of the counterparties to foreign exchange forward contracts. The inability of Fording LP to put in place effective hedges could materially increase exposure to fluctuations in the value of the Canadian dollar relative to the United States dollar.
Derivative Instruments
      From time to time, Fording LP may employ forward currency exchange contracts, interest rate swap agreements and other derivative instruments to hedge exposure to specific financial risks. While forward currency exchange contracts can provide protection from certain fluctuations in currencies and realized selling prices, they will correspondingly limit the ability of Fording LP to capitalize on favourable changes in the factors that have been hedged by these instruments. In a period of volatile economic conditions, these derivative instruments may reduce or increase profitability relative to what would have been realized in the absence of the derivative instruments and relative to competitors who have hedged their risk exposure to a different degree or are unhedged.
Dependence on Major Customers
      The metallurgical coal industry is characterized by a relatively small number of customers worldwide, many of whom have long-standing relationships with Elk Valley Coal. For example, sales to a single customer accounted for approximately 10% of Elk Valley Coal’s revenue in 2005. A loss of, or a significant reduction in, purchases by any of its largest customers could have a material adverse effect on Elk Valley Coal’s and Fording LP’s revenues and the amount of cash available for distribution.
Personnel
      Five of Elk Valley Coal’s six mines are unionized. Rail carriers and port facilities on which Elk Valley Coal is dependent to deliver coal to its customers are also unionized. Strikes, lockouts or other work stoppages or slow-downs involving Elk Valley Coal’s unionized employees or those of its key service suppliers could have a material adverse effect upon Elk Valley Coal’s and Fording LP’s revenues and the cash available for distribution.
      In addition, the success of the New Trust in maintaining or growing distributions will be dependent in large measure on the services of a number of key executives and employees of the New Trust, Fording LP and Elk Valley Coal. The availability of qualified management personnel, technically skilled individuals and trained operators is becoming more restricted given the competition for such personnel in British Columbia and Alberta in the mining and oil sands industries. The loss of such key personnel and the inability to replace them with people of similar experience and capabilities could have a material adverse effect on the financial condition or results of operations of Elk Valley Coal and Fording LP, which, in turn, would reduce the amount of cash available for distribution. Certain key executives have change of control agreements that, as a result of the 2003 Arrangement, can be exercised by the executives in their discretion.
Risks Inherent in the Mining Industry
      Mining operations are subject to conditions that are beyond the control of management that can delay coal production or delivery, or increase the cost of mining. These conditions include natural disasters, unexpected equipment repairs or replacements, unusual geological formations, environmental hazards, industrial accidents, and inclement or hazardous weather conditions. Such conditions could result in damage to or the destruction of mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and legal liability.
Insurance
      Elk Valley Coal and NYCO maintain insurance against risks that are typical in the mining industry. In addition, Elk Valley Coal and NYCO have insured their physical assets on a replacement cost basis and purchased business interruption insurance and liability insurance at levels they believe to be reasonable. However, there is no guarantee that the insurance coverages that have been secured will be adequate in all cases.
      Insurance against certain risks, including liabilities for environmental damage, is not available at reasonable economic rates to Elk Valley Coal, NYCO or others in the mining industry. Accordingly, in the event that Elk Valley Coal or NYCO incurred significant liability in connection with environmental damage, such liability could reduce the net operating income of Elk Valley Coal or NYCO, and accordingly, cash available for distribution.
Reserves and Resources
      Disclosed reserves and resources should not be interpreted as assurances of mine life or of the profitability of current or future operations. Actual production, recovery, revenues and expenditures for the reserve properties will vary from estimates and these variations could be material.
      While the estimates of the reserves and resources of Elk Valley Coal and NYCO have been prepared in accordance with industry standards and applicable law based on information which management believes to be reliable, there are numerous uncertainties inherent in the estimation of mineral reserves and resources. For example, the estimation of reserves and resources involves a determination of economic recovery of minerals that are in the ground, which in turn requires that assumptions be made regarding their future price and the cost of recovery, as well as other factors that are beyond the control of Elk Valley Coal and NYCO. For these reasons, the actual mineral tonnage recovered from identified reserve areas or properties, and revenues and expenditures related to the exploitation of such reserves, may vary materially from estimates. The estimates of reserves and resources therefore may not accurately reflect actual reserves and resources of Elk Valley Coal and NYCO.
      The New Trust’s profitability will depend substantially on Elk Valley Coal’s ability to mine coal deposits that have the geological characteristics that enable them to be mined at competitive costs. Replacement deposits may not be available when required or may not be capable of being mined at costs comparable to those of the depleting mines. Elk Valley Coal will seek to replace its economic mineral holdings through exploration and development of currently owned properties and the acquisition of properties from third parties. However, management may not be able to fully assess the geological characteristics of any properties that Elk Valley Coal acquires until after the acquisition, which may adversely affect the profitability and financial condition of Fording LP.
      Elk Valley Coal and NYCO have extensive coal and wollastonite properties, respectively, that are undeveloped. Authorization from federal, provincial or state governments may be required before these properties can be brought into production. Access to such lands for mining purposes may be restricted by future legislation. Accordingly, there can be no assurance that Elk Valley Coal and NYCO will be able to obtain the necessary authorizations to develop resource properties in the future and this may negatively affect the ability of the New Trust to make future distributions to Unitholders.
Operations in and Sales to Foreign Countries
      Elk Valley Coal operates in Canada and sells its products to customers located around the world. NYCO operates in the United States and Mexico and sells its products to customers located around the world. Operations and sales to customers in foreign countries result in added risks and uncertainties due to the different economic, political and cultural environments of those countries. Some of these risks include the potential for nationalization of foreign enterprises, expropriation of assets without adequate compensation, social unrest, political uprisings, trade barriers, capital flow controls and material changes in taxation.
New Applications of Wollastonite
      The wollastonite market is currently in an oversupply position and has been for several years. Management believes that the oversupply situation will only be resolved if demand for wollastonite substantially increases, which management believes will not occur until further applications for this mineral are developed and there is market acceptance of the use of wollastonite in those applications. A failure to develop new applications for the use of wollastonite or a failure of consumers to accept the use of wollastonite in those applications would have a material adverse effect on NYCO’s growth.
Product Health Risks — NYCO
      Tremolite asbestos has been classified by the International Agency for Research on Cancer as a Group One agent. This category is used when there is sufficient evidence of carcinogenicity when humans are exposed to the substance in certain circumstances. It was previously suspected that tremolite asbestos was present in one of the ore bodies mined by NYCO in the United States. However, testing of NYCO’s wollastonite products indicated that such products did not contain tremolite asbestos. In the event that NYCO’s wollastonite products were found to contain asbestiform tremolite, the demand for these products could materially decrease and NYCO could become exposed to liabilities, including workers’ compensation and product liability claims.
      Tripoli produced by American Tripoli (which forms part of NYCO) is a type of crystalline silica that has been classified by the International Agency for Research on Cancer as a Group One agent. In the event that it was demonstrated that tripoli contributed to the development of cancer, the market for this product would be very limited and American Tripoli could become exposed to workers’ compensation and product liability claims.
Risks Related to Government Regulations
      Government authorities regulate the mining industry to a significant degree, in connection with, among other things, employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties and the discharge of materials into the environment. Such regulation can have a significant effect on Elk Valley Coal and NYCO’s costs of production and competitive position.

Greenhouse Gas Emissions
      The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the protocol, the Canadian Parliament has voted to ratify its participation in this agreement. The Kyoto Protocol came into force in Canada on February 16, 2005 after being ratified by enough signatory countries. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada’s current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.
      The government of Canada has initiated the development of regulations for greenhouse gas emissions through a formal notice of intent to regulate greenhouse gas emissions by Large Final Emitters (“LFEs”) under parts 5 and 11 of the Canadian Environmental Protection Act (1999). The timetable for development indicated with the notice was to have at least part of the regulatory package ready for the first part of 2006. The operations of Elk Valley Coal are not currently classified as LFEs under this regulatory initiative, but this may change in the future.
      The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. The operations of Elk Valley Coal depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. A significant proportion of Canada’s industrial sector faces a similar situation. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations. Most of Elk Valley Coal’s products are sold outside of Canada, and the demand for those products is not expected to be significantly affected by Canada’s Kyoto ratification decision. However, the broad adoption by Kyoto signatory countries and others of emission limitations or other regulatory efforts to control greenhouse gas emissions could negatively affect in a material adverse way the demand for coal, oil and natural gas, generally as well as increase production and transportation costs.
      Some producers of seaborne metallurgical coal operate in countries that have not signed the Kyoto Protocol nor implemented similar measures aimed at reducing greenhouse gas emissions and as such, could enjoy a competitive advantage over Elk Valley Coal in the event that implementation of the Kyoto Protocol in Canada increased its operating costs.
Permits and Permitting Process
      Mining companies must obtain numerous permits that strictly regulate environmental and health and safety matters. Regulatory authorities exercise considerable discretion in whether or not to issue permits and the timing of permit issuances. Also, private individuals and the public at large possess rights to comment on and otherwise engage in the permitting process, including through intervention in the courts. Accordingly, new permits required by Elk Valley Coal and NYCO to fully develop properties may not be issued, or if issued, may not be issued in a timely fashion, or may contain requirements which restrict the ability of Elk Valley Coal and NYCO to conduct mining operations or to do so profitably. The failure to obtain required permits in a timely manner could limit the ability of Elk Valley Coal to sustain or grow its business.
Accuracy of Liability Accruals
      Elk Valley Coal and NYCO are subject to future liabilities and obligations in connection with matters such as pension plan and other post-retirement benefits, asset retirement obligations, reclamation obligations and other environmental liabilities. Each of Elk Valley Coal and NYCO has established accruals to reflect these obligations. However, the determination of the amounts that should be accrued is complex and may not fully reflect the magnitude of the liability. For example, the funding requirements of Elk Valley Coal’s and NYCO’s defined benefit pension plans and other post-retirement benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect. In addition, Elk Valley Coal and NYCO have obligations arising under federal and provincial environmental legislation in relation to future mine closures and land reclamation. These obligations are estimated based on permit requirements and various assumptions concerning costs and disturbed lands. These obligations are currently unfunded.
      While each of Elk Valley Coal and NYCO believe that they have properly accrued, in accordance with GAAP in Canada, for the costs likely to be incurred in respect of these matters, there is no assurance that the assumptions that have been made are correct or that total liabilities and expenses for these matters will not increase in the future. As a result, there is no assurance that additional liabilities or expenses related to these matters will not be incurred in the future and such additional liabilities could have a material adverse effect upon cash available for distribution.
Assertion of Aboriginal Rights Claims
      Section 35(1) of Canada’s 1982 Constitution Act states: “The existing aboriginal and treaty rights of the aboriginal peoples of Canada are hereby recognized and confirmed”. The Canadian courts have recognized that aboriginal peoples continue to have certain rights at law in respect of land used or occupied by their ancestors, and that these rights may vary from limited rights of use for traditional purposes to a right of aboriginal title. The courts continue to refine and define these rights over time, and in so doing the nature of the rights on the land base continue to change and evolve. In circumstances where no treaties exist, the courts have encouraged the federal and provincial governments and aboriginal peoples to resolve rights and title assertions through negotiation of treaties. In both treatied and non-treatied areas, the Crown owes a duty to consult and potentially accommodate for loss of traditional use rights where an activity on the land base is found to unjustifiably infringe on such a right.
      In British Columbia, where five of the six mines owned by Elk Valley Coal are located, few treaties exist with aboriginal peoples. In the mid 1990’s, the provincial and federal governments established the British Columbia Treaty Commission to facilitate negotiations to resolve outstanding aboriginal rights and title claims. Under this process, each group of aboriginal peoples files a statement of intent to negotiate, identifying the territory they claim as their traditional territory. Nearly all of the land in British Columbia has been identified as being part of a traditional territory for one or more groups of aboriginal peoples. It is not possible to predict with certainty the impact that future treaties or the absence of treaties may have on resource development in British Columbia. However, it is possible that any such future treaties, or the assertion of aboriginal rights and title outside the treaty process, may limit the ability of Elk Valley Coal to develop new projects or further develop existing properties.
      In Alberta, where one of Elk Valley Coal’s mines is located, the province has treaty agreements with aboriginal peoples. In 2005, the Province of Alberta published “The Government of Alberta’s First Nations Consultation Policy on Land Management and Resource Development”. It is not possible to predict with certainty the impact that this new policy will have on the requirements for Elk Valley Coal to develop new projects or further develop existing properties in Alberta.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
      Dr. Lloyd I. Barber and Robert J. Wright are Trustees and Donald R. Lindsay and David A. Thompson are Directors. Such individuals are also directors and/or officers of Teck Cominco. Teck Cominco is a partner of Teck GP, the managing partner of Elk Valley Coal. Following completion of the Arrangement, Elk Valley Coal and Teck Cominco will enter into certain agreements with the New Trust, including, in the case of Teck Cominco, the Governance Agreement and, in the case of Elk Valley Coal, the Administrative Services Agreement. See “Amendment and Assignment of Agreements in Connection with the Arrangement”.

GOVERNANCE
      The Trustees, Directors and management value effective governance and are committed to conducting the affairs of the Trust based on a foundation of trust, integrity and ethical behavior. They believe that a strong, effective and independent governance structure plays a crucial role in protecting the interests of Unitholders and maximizing the value that Unitholders receive from their investment in the Trust. Accordingly, the Trustees, Directors and management strive to foster a culture that demands honest, reliable and responsible practices and continue to develop systems and procedures having regard for best practices that are appropriate for the Trust.
      Regulators in Canada and in the United States have adopted a number of corporate governance guidelines that address such matters as the constitution and independence of, and the functions to be performed by, a board of directors and its committees. Information describing the Trust’s governance practices with respect to the various matters addressed by the guidelines is attached to this Information Circular as Appendix “J”, including disclosure required by the Canadian Securities Administrators and applicable Canadian securities laws, applicable NYSE requirements and the Sarbanes-Oxley Act of 2002. The Trust’s Corporate Governance Guidelines and committees’ charters are available at the Trust’s website at www.fording.ca.
      For more information on the Audit Committee of the Trust and Fording ULC, please see page 47 of the Trust’s Annual Information Form dated March 21, 2006, which is incorporated by reference in its entirety into this Information Circular.
TRUSTEES’, DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION
      Under the Memorandum and Articles of Association of Fording ULC, Fording ULC is required to indemnify, out of its own funds, a Director or officer of Fording ULC, a former director or officer of Fording ULC and an individual who acts or acted at Fording ULC’s request as a director or officer, or in a similar capacity, of another entity, against all costs, charges and expenses reasonably incurred by such individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with Fording ULC or such other entity. The Declaration of Trust provides that the Trust is required to indemnify the Trustees and any former Trustee out of the property of the Trust from and against all liabilities, damages, losses, debts and claims arising in connection with their duties as Trustees and in connection with the affairs of the Trust. In order to be entitled to indemnification under the Declaration of Trust or under the Memorandum and Articles of Association of Fording ULC, the Trustee, Director or officer must have acted honestly and in good faith with a view to the best interests of the Trust, Fording ULC or other entity, as applicable, and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, had reasonable grounds to believe that his or her conduct was lawful.
      The Trust maintains insurance for the benefit of the Trustees, Directors and officers of the Trust, Fording ULC and their subsidiaries against liability incurred by them in their capacity as Trustees, Directors and officers, subject to certain limitations. The total premium for such insurance in 2005 was approximately U.S. $1.3 million. The policy provides aggregate coverage for Trustees, Directors and officers of approximately U.S. $100 million in the policy year. Claims under the policy covered by corporate indemnity coverage are subject to a deductible of U.S. $500,000, or U.S. $1 million in respect of securities claims, which is to be paid by the Trust or Fording ULC, as applicable. These deductibles apply to all claims under the policy and legal fees incurred in their defence. A nil deductible applies in the event the Trust or Fording ULC is not permitted by law, or is unable due to insolvency, to indemnify the Trustees, Directors or officers.
      The Trust and Fording ULC have also entered into indemnification agreements with Trustees, Directors and officers whereby they agree to indemnify such Trustees, Directors and officers from losses, costs or damages incurred or sustained by them in acting in the capacity of Trustee, Director or officer, as applicable. In addition, at the time of the 2003 Arrangement, each of Teck Cominco, Westshore Terminals Income Fund, Sherritt and OTPP entered into indemnification agreements with each of the Trustees, directors and officers of the Trust and Fording Inc. whereby they agreed to indemnify such Trustees, directors and officers from losses, costs or damages incurred or sustained by such person while acting in the capacity of Trustee, director or officer in relation to any claim brought by the indemnifier that is not covered by the insurance policy for Trustees, directors and officers.
      At the time of the 2003 Arrangement, the insurance policy for directors and officers of Old Fording was extended for a seven year period expiring February 28, 2010. The total premium for such insurance was approximately U.S. $1.4 million and provides aggregate coverage for such directors and officers of approximately U.S. $90 million for the first six years and U.S. $75 million for the seventh year. The coverage is subject to a deductible of U.S. $500,000.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS
      Except as noted under “Interest of Informed Persons in Material Transactions”, the Trust and Fording ULC are not aware of any material interest, direct or indirect, of any Trustee or officer of the Trust, or Director or officer of Fording ULC, any proposed nominee for election, any person owning, directly or indirectly, more than 10% of the Units, or any associate or affiliate of any such person in any proposed transaction that has materially affected or will materially affect the Trust or Fording ULC or any of its affiliates, other than the amendment of the Governance Agreement to which OTPP is a party that is expected to occur following completion of the Arrangement. See “Amendment and Assignment of Agreements in Connection with the Arrangement — Governance Agreements”.
MANAGEMENT CONTRACTS
      The Administrative Services Agreement and the Administrative and Industrial Minerals Services Agreement require Elk Valley Coal to make members of its executive personnel available to serve as officers (other than as the Chair and Chief Executive Officer) of the Trust and Fording ULC, respectively. The provision of an executive to serve as an officer of the Trust or of Fording ULC is subject, in the case of the Trust, to the approval of the Independent Trustees and, in the case of Fording ULC, to the approval of the ULC Independent Directors. The employment costs of these executives are paid by Elk Valley Coal. However, if any executive spends a significant amount of his or her time in a year on the business of the Trust and/or Fording ULC, then the employment costs for that executive will be allocated between the Trust, Fording ULC and Elk Valley Coal based on the time spent on the respective affairs and businesses of those entities during the year. In 2005, Elk Valley Coal paid 100% of the employment costs of the Named Executive Officers other than Michael A. Grandin who served as Chair and Chief Executive Officer of the Trust and Fording Inc., and, following completion of the 2005 Arrangement, of Fording ULC.
      The initial term of the Administrative Services Agreement and the Administrative and Industrial Minerals Services Agreement ends on February 29, 2008, but such agreements are renewable for two consecutive terms of five years at the option of the Trust or Fording ULC, as applicable. In addition, the Trust or Fording ULC, as applicable, may terminate the services agreement to which they are a party on the provision of 90 days written notice to Elk Valley Coal. Elk Valley Coal shares offices with the Trust and Fording ULC at Suite 1000, Fording Place, 205 – 9th Avenue SE in Calgary, Alberta T2G 0R3.
ARRANGEMENT DISSENT RIGHTS
      The Interim Order and the Plan of Arrangement provide Unitholders with Arrangement Dissent Rights in connection with the transactions that will be authorized in the event that the Arrangement Resolution is approved by Unitholders. The Arrangement Dissent Rights are, in some respects, similar to the dissent and appraisal rights provided by section 191 of the ABCA, however such provisions are not identical. Unitholders who are considering exercising their Arrangement Dissent Rights should carefully review the description of such rights set forth in this section.
      Due exercise of the Arrangement Dissent Rights requires that certain deadlines be observed and the New Trust intends to enforce such deadlines strictly. If, after review of the description of the Arrangement Dissent Rights set forth in this section, a Unitholder is still uncertain as to the exact exercise procedure, such Unitholder should consult with legal counsel or another professional advisor for assistance in that regard. We urge any Unitholder who is considering exercising their Arrangement Dissent Rights to consult their own tax advisor with respect to the income tax consequences to them of such action.
      The following is only a summary of a registered Unitholder’s Arrangement Dissent Rights that are set out in the Interim Order and the Plan of Arrangement. A complete copy of the Plan of Arrangement is set out at Appendix “G” to this Information Circular and the Interim Order is set out at Appendix “E”.
Description of Arrangement Dissent Rights
      A Dissenting Unitholder will be entitled, in the event that the Arrangement Resolution is approved and the Arrangement becomes effective, to be paid the fair value of the Units registered in the name of such Dissenting Unitholder. The fair value of the Units held by a Dissenting Unitholder will be determined by the Court. The valuation date utilized by the Court for this purpose will be the close of business on the last Business Day occurring immediately prior to the date of the Meeting. The Interim Order provides that a Dissenting Unitholder shall be entitled to receive fair value for their Units in cash or, at the option of the New Trust, in New Units or a combination of cash and New Units, provided the New Units are at the time of payment listed and posted for trading on a North American stock exchange or quotation system. Where the New Trust elects to pay fair value in New Units, whether in whole or in part, the New Trust shall also pay to such Dissenting Unitholder an amount on account of the reasonable ordinary course brokerage charges to be incurred by such holder in disposing of a comparable number of New Units through the market. The number of New Units issuable to a Dissenting Unitholder in lieu of making a cash payment, if such option is exercised, shall be determined by reference to the weighted average closing price of the New Units as quoted on the TSX (or, if the New Units are not then listed and posted for trading on the TSX, on another North American stock exchange or quotation system), for the five trading days immediately preceding the date of the Court’s determination of fair value, or acceptance by the Dissenting Unitholder of an offer to pay.
      A Dissenting Unitholder should note that the Interim Order provides that the obligation to pay a Dissenting Unitholder the fair value for his, her or its Units is an obligation of the New Trust, not the Trust, and a Dissenting Unitholder will have no right to request, demand, make a claim for or otherwise seek payment in any manner whatsoever from the Trust.
      In accordance with section 191 of the ABCA, a Unitholder may only dissent with respect to all the Units held by the Unitholder or on behalf of any one beneficial owner and registered in the Dissenting Unitholder’s name.
      A Unitholder may only exercise the Arrangement Dissent Rights in respect of Units which are registered in that Unitholder’s name. In many cases, Units beneficially owned by a non-registered holder are registered either:

(a)	in the name of an Intermediary, or

(b)	in the name of a clearing agency (such as CDS) of which the Intermediary is a participant.
      Accordingly, a non-registered Unitholder will not be entitled to exercise the Arrangement Dissent Rights directly unless the Units are re-registered in the non-registered Unitholder’s name.
      A non-registered Unitholder who wishes to exercise the Arrangement Dissent Rights should immediately contact the Intermediary with whom the non-registered Unitholder deals in respect of its Units and either:

(a)	instruct the Intermediary to exercise the Arrangement Dissent Right on the non-registered Unitholder’s behalf (which, if the Units are registered in the name of CDS or other clearing agency, would require that the Units first be re-registered in the name of the Intermediary); or

(b)	instruct the Intermediary to re-register the Units in the name of the beneficial Unitholder, in which case the beneficial Unitholder would be able to exercise the Arrangement Dissent Rights directly. In this regard, the beneficial Unitholder will have to demonstrate that such person beneficially owned the Units in respect of which the Arrangement Dissent Rights are being exercised, on the record date established for the Meeting (being March 20, 2006).
      A registered Unitholder wishing to exercise his, her or its Arrangement Dissent Right must send a written notice of objection (“Notice of Objection”) to the Arrangement Resolution with respect to all of the Units held by such Unitholder, or in respect of all of the Units held by the Unitholder on behalf of one beneficial owner and registered in the Dissenting Unitholder’s name, to the Trust c/o Computershare Trust Company of Canada, at Suite 600, 530 – 8th Avenue SW, Calgary, Alberta T2P 3S8 (Attention: Stock Transfer Services) by personal delivery, courier or mail with copies to:

(a)	the Trust Secretary at Suite 1000, Fording Place, 205 – 9th Avenue SE, Calgary, Alberta T2G 0R3, and

(b)	Osler, Hoskin & Harcourt LLP, Attention: Tristram J. Mallett, Suite 2500, 450 – 1st Street SW, Calgary, Alberta T2P 5H1,
not later than 10:00 a.m. (Mountain Time) on Friday, April 28, 2006, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement thereof. It is important that registered Unitholders strictly comply with this requirement, which is different from the statutory dissent provisions provided by Section 191 of the ABCA. Any registered Unitholder who sends a Notice of Objection in accordance with this paragraph is thereafter prohibited from transferring, conveying, selling or tendering his, her or its Units to any third party or otherwise dealing with such Units other than for the purposes of exercising their Arrangement Dissent Right or for the purposes of participating in the Arrangement.
      The filing of a Notice of Objection does not deprive a registered Unitholder of the right to vote at the Meeting; however, a registered Unitholder who has submitted a Notice of Objection and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Unitholder and will become a Participating Unitholder for the purposes of the Arrangement. The Trust will not assume that a vote against the Arrangement Resolution or an abstention constitutes a Notice of Objection but a registered Unitholder need not vote his, her or its Units against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote for the Arrangement Resolution does not constitute a Notice of Objection; however, any proxy granted by a registered Unitholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Units in favour of the Arrangement Resolution and thereby causing the registered Unitholder to forfeit his, her or its Arrangement Dissent Right.
      In addition, pursuant to the Plan of Arrangement, registered Unitholders who duly exercise their Arrangement Dissent Rights and who:

(a)	are ultimately entitled to be paid fair value for their Units shall have their Units cancelled as of the Effective Time and prior to the commencement of the transactions referred to in Section 3.1 of the Plan of Arrangement in consideration for the fair value to be paid to them and will not be entitled to any other payment or consideration including any payment or other consideration that would be received by them under the Arrangement had such Dissenting Unitholders not exercised their Arrangement Dissent Rights; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Units will be deemed to have participated in the Arrangement on the same basis as a Participating Unitholder including, if applicable, on the same basis as Non-Resident Unitholders.
      An application may be made to the Court by the New Trust or by a Dissenting Unitholder to fix the fair value of the Dissenting Unitholder’s Units. An application to the Court by either the New Trust or a Dissenting Unitholder must be made in the Province of Alberta. If such an application to the Court is made by the New Trust or a Dissenting Unitholder, the New Trust must, unless the Court otherwise orders, send to each Dissenting Unitholder a written offer to pay the Dissenting Unitholder an amount considered by the New Trustees to be the fair value thereof (the “Offer”). The Offer, unless the Court otherwise orders, will be sent to each Dissenting Unitholder at least ten days before the date on which the application is returnable, if the New Trust is the applicant, or within ten days after the New Trust is served with notice of the application, if a Unitholder is the applicant. The Offer will be made on the same terms to each Dissenting Unitholder and will be accompanied by a statement showing how the fair value was determined.
      A Dissenting Unitholder may make an agreement with the New Trust for the purchase of such holder’s Units for the same amount as the Offer or otherwise, at any time before the Court pronounces an order fixing the fair value of the Units.
      A Dissenting Unitholder is not required to give security for costs in respect of an application to determine fair value and, except in special circumstances, will not be required to pay the costs of the application and appraisal. In connection with an application to the Court, the Court may give directions that all Dissenting Unitholders whose Units have not then been purchased by the New Trust will be joined as parties. On the application, the Court will make an order fixing the fair value of the Units of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against the New Trust in favour of each of those Dissenting Unitholders, and fixing the time within which the New Trust must pay that amount payable to the Dissenting Unitholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Unitholder calculated from the date on which the Dissenting Unitholder ceases to have any rights as a Unitholder, until the date of payment.
      Upon the earliest to occur of the Effective Time, the making of an agreement between the New Trust and the Dissenting Unitholder as to the payment to be made by the New Trust to the Dissenting Unitholder, or the pronouncement of a Court order in respect of the fair value of the Units, the Unitholder ceases to have any rights as a Unitholder other than the right to be paid the fair value of the Units held by such Unitholder in the amount agreed to between the New Trust and the Unitholder or in the amount of the judgment, as the case may be, except where:

(a)	the Dissenting Unitholder withdraws or abandons such Unitholder’s Notice of Objection in which case the Unitholder becomes a Participating Unitholder;

(b)	the Trustees elect not to proceed with the Arrangement; or

(c)	the application by Arrangement Co. to the Court for the Final Order is refused and all appeal rights in respect of such refusal have been exhausted without success, in which case such Unitholder’s rights as a Unitholder are reinstated as of the date such Unitholder sent the Notice of Objection, and the dissent and appraisal proceedings in respect of that Dissenting Unitholder will be discontinued.

      Registered Unitholders who are considering exercising their Arrangement Dissent Right should be aware that the requirement to obtain a judicial determination of fair value will result in delay of receipt by a Dissenting Unitholder of the consideration for such Dissenting Unitholder’s Units.
      The foregoing is only a summary of a registered Unitholder’s Arrangement Dissent Right. For a full description of the Arrangement Dissent Right, registered Unitholders should review the Plan of Arrangement and the Interim Order. A complete copy of the Plan of Arrangement is set out at Appendix “G” to this Information Circular and the Interim Order is attached as Appendix “E”.
      For a general summary of certain income tax implications to a Dissenting Unitholder, see “Certain Canadian Federal Income Tax Considerations”.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
      This Information Circular contains or incorporates by reference forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, relating, but not limited, to the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
      Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate. These factors include, but are not limited to: the dependency of the Trust on cash distributions from Elk Valley Coal; interest rate fluctuations and other factors affecting yield; the potential liability of the Trust for income tax; potential changes in the taxation of income trusts; the nature of the Units, particularly that distributions on the Units are not fixed; changing levels of Non-Resident ownership and the effectiveness of measures required to limit Non-Resident ownership; dilution resulting from the issuance of additional Units; the magnitude of capital expenditures incurred by Elk Valley Coal or NYCO; the negative impact of paying for unfunded liabilities such as pension, post-retirement benefits or asset retirement obligations; restrictions on potential growth resulting from the payout of available cash to Unitholders; the availability of credit facilities for capital expenditure requirements, limitations imposed by credit facilities restricting the ability of the Trust or Elk Valley Coal to incur additional debt, dispose of assets or pay distributions in certain circumstances; conflicts of interest between the Trust, Elk Valley Coal and Teck GP, the managing partner of Elk Valley Coal; operational risks affecting cash available for distribution to Unitholders; operational issues at mine sites; disruption or delays in construction at mine sites; shortage and quality of mining equipment and related operating supplies, including haul truck tires; cost increases for mining equipment and services; increasing mining and energy costs; foreign currency exchange rate fluctuations; risks inherent in the use of derivative instruments; dependency on major customers; the ability of Elk Valley Coal and NYCO to attract and retain skilled personnel; the lack of new applications for wollastonite and other industrial minerals; health issues associated with tremolite and tripoli; changes in environmental laws which could have a negative impact on Elk Valley Coal’s operations and profitability; uncertainties surrounding applications for permits and permitting processes; accuracy of liability accruals; assertion of aboriginal rights claims; changes in commodity prices; changes in steel-making methods and other technological changes; the strength of the various economies that purchase significant amounts of coking coal or steel products; difficulties and uncertainties inherent in operating and selling products in foreign countries; changes in regulations relating to the use of metallurgical coal and industrial minerals; the magnitude of the Trust’s interest in Elk Valley Coal; the effectiveness of Teck GP in managing Elk Valley Coal’s affairs; the effects of competition and pricing pressures in the metallurgical coal and industrial minerals markets; risks inherent in the mining industry and the inability of Elk Valley Coal or the Trust to insure against certain of those risks; the oversupply of, or lack of demand for, metallurgical coal and/or industrial minerals; events which could disrupt operations and/or the transportation of products, including labour stoppages related to industrial accidents, work stoppages, renegotiation of collective agreements and/or severe or abnormal weather conditions or natural disasters; demand for, availability and pricing of rail, port and other transportation services; management’s ability to anticipate and manage the risks to which Elk Valley Coal and/or the Trust are exposed; uncertainty involving the geology of mineral deposits; uncertainty of estimates of the size or composition of mineral deposits; uncertainty of estimates of reserves and resources; uncertainty of projections relating to costs of production and transportation or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; risks relating to health, safety and environmental matters; and general economic, business and market conditions.
      The forward-looking statements contained in this Information Circular, and the documents incorporated by reference herein, are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coals prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at mine sites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2007; settlement of current collective bargaining disputes on terms acceptable to management and an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal’s customers which could impact coal purchases; no material variation in historical coal purchasing practises of customers; coal sales contracts will be entered into with new customers; delayed coal shipments in 2005 will not materially impact customer demand in 2006; existing inventories will not result in decreased sales volumes; no further moratoriums on advance tax rulings from the CRA; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax regulatory environment.
      The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including the management information circular prepared for use in connection with the 2005 annual and special meeting of Unitholders, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s United States public filings including the Trust’s most recent annual report on form 40-F as supplemented by the information furnished on form 6-K, are available on EDGAR at www.sec.gov/edgar.shtml. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may by superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.
      The description of the Arrangement contained in this Information Circular may contain forward-looking information. Unitholders and prospective investors are cautioned not to place undue reliance on such forward-looking information as such information is based on certain assumptions and a number of known and unknown risks and uncertainties, of both a general and specific nature, that could result in the Arrangement not being completed or not being completed in the manner described in this Information Circular. These assumptions and factors include, but are not limited to: the Court granting the Final Order in respect of the Arrangement; the Trustees exercising their discretion to proceed with the Arrangement; no change in taxation or other laws which would have a material adverse significance in respect of the Arrangement; a favourable advance tax ruling can be obtained from the CRA; the TSX and the NYSE agree to list the New Units in place of the Units; the Nova Scotia Registrar will issue a certificate of discontinuance in respect of continuance of Fording ULC out of Nova Scotia and into Alberta; the Royalty granted by Fording LP will be considered property which is not taxable Canadian property for the purposes of the Tax Act; all third party approvals can be obtained on terms which are favourable to the Trust; no laws or policies are enacted or promulgated, or no order or decree is issued or made, which would cease trade, enjoin, prohibit or impose material limitations on the Arrangement or the transactions contemplated thereby; no material tax will be payable by any participant in the Arrangement; a small number of Unitholders exercise their Arrangement Dissent Rights; and the counterparties to certain material contracts to which the Trust or Fording ULC are a party agree to the assignment or amendment of such agreements in order to reflect the new organizational structure and to substantially preserve, in modified form, the existing governance structure of the Trust going forward. The Trust cautions that the foregoing list of factors and assumptions is not exhaustive. See “Risk Factors — Risks Relating to the Arrangement”.

UNITHOLDER PROPOSALS
      Any notice of a Unitholder proposal intended to be raised at the 2007 Annual Meeting of Unitholders must be submitted to the Trust or, if the Arrangement is completed, the New Trust at its registered office, to the attention of the Trust Secretary, on or before December 8, 2006 to be considered for inclusion in the Notice of Meeting and Management Information Circular for the 2007 Annual Meeting of Unitholders.
AUDITORS, TRANSFER AGENT AND REGISTRAR
      The auditor of the Trust is PricewaterhouseCoopers LLP, Chartered Accountants. Computershare Trust Company of Canada is the transfer agent and registrar for the Units at its principal offices in Calgary, Alberta; Toronto, Ontario; Montreal, Quebec; Vancouver, British Columbia; and New York, New York.
EXPENSES OF THE ARRANGEMENT
      The estimated costs to be incurred by the Trust in connection with the Arrangement including, without limitation, accounting and legal fees, the preparation and printing of this Information Circular and other out-of-pocket expenses are expected to aggregate approximately $4,000,000 and will be paid by the Trust, to the extent incurred prior to the Effective Time, and by the New Trust thereafter.
LEGAL MATTERS
      Osler, Hoskin & Harcourt LLP, Canadian legal counsel to the Trust, Fording ULC and Arrangement Co., has advised the Trust, Fording ULC and Arrangement Co. with respect to certain Canadian legal matters described in this Information Circular. Sidley Austin LLP, United States legal counsel to the Trust, Fording ULC and Arrangement Co., has advised the Trust, Fording ULC and Arrangement Co. with respect to certain United States legal matters described in this Information Circular.
      As of the date hereof, partners and associates of each of these firms each owned beneficially, directly or indirectly, less than 1% of the Units.
OTHER BUSINESS
      Management of the Trust is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying forms of proxy confer discretionary authority on the proxyholder to vote, in the manner such holder determines, with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting.
ADDITIONAL INFORMATION
      Additional information relating to the Trust is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Financial information relating to the Trust is provided in the Trust’s Financial Statements, together with the notes thereto and the auditor’s report thereon, for each of the years in the three-year period ended December 31, 2005 which is incorporated by reference into this Information Circular and in Management’s Discussion and Analysis of the financial condition and results of operations of the Trust for the fiscal year ended December 31, 2005. For information on obtaining a copy of these documents, see “Documents Incorporated by Reference”.
TRUSTEES’ APPROVAL
      The contents of this Information Circular and the sending thereof to the Unitholders have been unanimously approved by the Trustees. No Trustee or Director has informed the Trust of an intention to oppose any matter on which Unitholders will vote at the Meeting.

CERTIFICATE
      The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.
DATED at Calgary, Alberta this 31st day of March, 2006.

By Order of the Trustees,

“Michael A. Grandin”	“R. James Brown”	“James F. Jones”

Michael A. Grandin	R. James Brown	James F. Jones
Chair and Chief Executive Officer	Vice President and Chief Financial Officer	Vice President, Human Resources and Legal Affairs (Secretary)

APPENDIX “A”
FORDING CANADIAN COAL TRUST
ARRANGEMENT RESOLUTION
RESOLVED AS A SPECIAL RESOLUTION OF UNITHOLDERS THAT:
Plan of Arrangement

1.	The trustees of the Trust (the “Trustees”) are authorized to vote all of the common shares in the capital of 1231207 Alberta ULC (“Arrangement Co.”) held by the Trust in favour of, and to undertake such other actions as are required to give effect to, the arrangement (the “Arrangement”) being proposed by Arrangement Co. under section 193 of the Business Corporations Act (Alberta) (the “ABCA”), substantially on the terms contemplated in the plan of arrangement (the “Plan of Arrangement”) attached as Appendix “G” to the Management Information Circular of the Trust dated March 31, 2006 (the “Information Circular”) prepared in connection with the Annual and Special Meeting of Unitholders of the Trust (“Unitholders”) to be held on May 2, 2006 (the “Meeting”), with such additions, deletions or modifications as may be approved by the Trustees and announced prior to or at the Meeting (but prior to the consideration of the Arrangement Resolution).

2.	Notwithstanding that this Special Resolution has been passed by the Unitholders or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the Trustees are hereby authorized, in their discretion and without the further approval of the Unitholders, to:

(a)	amend the Plan of Arrangement to the extent permitted under its terms and subject to the limit on the Trustees’ discretion in that regard set forth in the Information Circular;

(b)	decide not to proceed with the Arrangement at any time prior to the acceptance for filing by the Registrar appointed under the ABCA of the Articles of Arrangement of Arrangement Co.; or

(c)	revoke this Special Resolution before it is acted upon.
Continuance of Fording (GP) ULC

3.	The continuance of Fording (GP) ULC (“Fording ULC”) under the ABCA in the manner contemplated in the Plan of Arrangement (the “Continuance”), and any amendment to the Memorandum and Articles of Association of Fording ULC necessary or advisable to give effect to the Continuance, is authorized and approved.
Amendments to Declaration of Trust

4.	Any amendments to the amended and restated declaration of trust of the Trust dated August 24, 2005, as further amended by a supplemental declaration amendment dated August 24, 2005 (the “Declaration of Trust”), which are necessary or advisable to give effect to the Arrangement (which amendments will be reflected in an amending agreement to the Declaration of Trust) are authorized and approved.
Amendment to Unit Based Compensation Plans

5.	Any amendments to the:

(a)	phantom unit plan of the Trust; and

(b)	the exchange option plan of the Trust,

(collectively, the “Unit Based Compensation Plans”), which are necessary or advisable to give effect to the Arrangement and to substantially preserve the rights of the participants therein following completion of the Arrangement, are authorized and approved.

A-1

General

6.	Any Trustee or officer of the Trust is authorized to execute or cause to be executed and to deliver or cause to be delivered, all such documents, agreements and instruments (including, without limitation, the Plan of Arrangement, articles of amendment to the Memorandum and Articles of Association of Fording ULC and any amending agreements to the Declaration of Trust or the Unit Based Compensation Plans) and to do or cause to be done all such other acts and things as such Trustee or officer shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument by such person or the doing of any such act or thing.

A-2

APPENDIX “B”
FORDING CANADIAN COAL TRUST
DECLARATION AMENDMENT RESOLUTION
RESOLVED AS A SPECIAL RESOLUTION OF UNITHOLDERS THAT:
Amending Agreement

1.	The entering into by Fording Canadian Coal Trust (the “Trust”) of an amending agreement (the “Amending Agreement”) to the amended and restated Declaration of Trust of the Trust dated August 24, 2005, as further amended by a supplemental declaration amendment dated August 24, 2005 (the “Declaration of Trust”), pursuant to which Article 13 of the Declaration of Trust will be amended in order to provide for the advancement of costs to the Trustees in connection with a claim for indemnity thereunder, substantially in the form attached as Schedule “A” to this resolution, is authorized and approved.

2.	Any Trustee or officer of the Trust is authorized and directed, for and on behalf of the Trust, to negotiate, finalize, execute and deliver the Amending Agreement, with such additions, deletions or other changes as such Trustee or officer, in such Trustee’s or officer’s sole discretion, may authorize or approve, any such authorization or approval to be conclusively evidenced by such Trustee’s or officer’s execution and delivery of the Amending Agreement.

3.	Any Trustee or officer of the Trust is authorized and directed, for and on behalf of the Trust, to negotiate, finalize, execute and deliver any and all such further documents, resolutions, agreements, authorizations, elections or other instruments, and to take or cause to be taken any and all such further actions as such Trustee or officer, in such Trustee’s or officer’s sole discretion, may determine to be necessary or desirable in order to complete and give effect to the foregoing resolutions and the transactions contemplated by the Amending Agreement, such determination to be conclusively evidenced by such Trustee’s or officer’s execution and delivery of any such document, agreement, authorization, election or other instrument or the taking of any such action.

SCHEDULE “A”
TO APPENDIX “B”

FORDING CANADIAN COAL TRUST
DECLARATION OF TRUST
AMENDING AGREEMENT
      THIS AMENDING AGREEMENT to the Amended and Restated Declaration of Trust of Fording Canadian Coal Trust (the “Trust”) dated August 24, 2005, as amended by a supplemental declaration amendment dated August 24, 2005 (the “Declaration of Trust”), is made as of this                      day of                     , 2006.
RECITALS:

A.	The Trust is a trust existing under the laws of the Province of Alberta and is governed by the Declaration of Trust.

B.	Section 13.1 of the Declaration of Trust provides the trustees (the “Trustees”) and former trustees (the “Former Trustees”) of the Trust with certain rights of indemnity in respect of their duties as trustees and in relation to the affairs of the Trust.

C.	The Trustees wish to amend section 13.1 of the Declaration of Trust in order to provide the Trustees and Former Trustees with rights which are substantially similar to those afforded to a director of a corporation governed by the Canada Business Corporations Act to be advanced moneys for the costs, charges and expenses incurred by such individual in connection with any civil, criminal, administrative, investigative or other proceeding in which the individual is involved resulting from his or her service as a director, subject to the repayment of such moneys under certain circumstances.

D.	Section 11.2 of the Declaration of Trust provides that the Declaration of Trust may only be amended by the vote of a two-thirds majority of the votes cast at a meeting of Unitholders called for that purpose.

E.	Unitholders of the Trust duly authorized and approved the entering into of this Amending Agreement by the requisite two-thirds majority of the votes cast at the annual and special meeting of unitholders of the Trust held on May 2, 2006.
THEREFORE, the Declaration of Trust is amended as follows:

1.	This Amending Agreement is made in accordance with Section 11.2 of the Declaration of Trust.

2.	Capitalized terms used in this Amending Agreement and not otherwise defined shall have the respective meanings given to them in the Declaration of Trust.

3.	Section 13.1 of the Declaration of Trust shall be amended by adding the following clause as a new paragraph immediately following Subsection 13.1(b) of the Declaration of Trust:

In addition, the Trust may advance moneys to a Trustee or former Trustee for the costs, charges and expenses of a proceeding referred to above, provided that the Trustee or former Trustee, as the case may be, shall repay such moneys if such Trustee or former Trustee, as the case may be, does not fulfil the conditions set forth in section (a) and (b) above.”

4.	Except as expressly amended by this Amending Agreement, the Declaration of Trust shall remain in full force and effect.
[Remainder of page intentionally left blank]

      IN WITNESS WHEREOF the Chair of the Trust, having been duly authorized to execute and deliver this Amending Agreement on behalf of and by the Trustees, has caused these presents to be signed this                      day of                     , 2006.
SIGNED & DELIVERED
In the presence of:

Witness	Name

APPENDIX “C”
FORDING CANADIAN COAL TRUST
RIGHTS PLAN AMENDMENT RESOLUTION
RESOLVED AS AN ORDINARY RESOLUTION OF UNITHOLDERS THAT:
Amended and Restated Unitholder’ Rights Plan

1.	The entering into by Fording Canadian Coal Trust (the “Trust”) of an amended and restated unitholder’ rights plan agreement (the “Rights Plan Agreement”), substantially in the form attached as Schedule “A” to this resolution, is authorized and approved.

2.	Any Trustee or officer of the Trust is authorized and directed, for and on behalf of the Trust, to negotiate, finalize, execute and deliver the Rights Plan Agreement, with such additions, deletions or other changes as such Trustee or officer, in such Trustee’s or officer’s sole discretion, may authorize or approve, any such authorization or approval to be conclusively evidenced by such Trustee’s or officer’s execution and delivery of the Rights Plan Agreement.

3.	Any Trustee or officer of the Trust is authorized and directed, for and on behalf of the Trust, to negotiate, finalize, execute and deliver any and all such further documents, resolutions, agreements, authorizations, elections or other instruments, and to take or cause to be taken any and all such further actions as such Trustee or officer, in such Trustee’s or officer’s sole discretion, may determine to be necessary or desirable in order to complete and give effect to the foregoing resolutions and the transactions contemplated by the Rights Plan Agreement, such determination to be conclusively evidenced by such Trustee’s or officer’s execution and delivery of any such document, agreement, authorization, election or other instrument or the taking of any such action.

SCHEDULE “A”
TO APPENDIX “C”

UNITHOLDER RIGHTS PLAN AGREEMENT
DATED AS OF FEBRUARY 28, 2003
AND AS AMENDED AND RESTATED AS OF MAY 2, 2006
BETWEEN
FORDING CANADIAN COAL TRUST
AND
COMPUTERSHARE TRUST COMPANY OF CANADA
AS RIGHTS AGENT

UNITHOLDER RIGHTS PLAN AGREEMENT
      MEMORANDUM OF AGREEMENT dated as of February 28, 2003 and as amended and restated as of May 2, 2006 between Fording Canadian Coal Trust (the “Trust”), an open-ended trust created under the laws of the Province of Alberta pursuant to a declaration of trust dated February 28, 2003, and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada;
      WHEREAS prior to the conversion of Fording Inc. (“Fording”) into the Trust, the shareholders of Fording authorized and approved this Agreement at a shareholders meeting held on February 19, 2003, duly called for that purpose, among other things;
      AND WHEREAS the Trustees have determined that it is in the best interests of the unitholders of the Trust to maintain a unitholder rights plan for the Trust to ensure, to the extent possible, that all unitholders of the Trust are treated fairly in connection with any take-over bid for the Trust;
      AND WHEREAS in order to implement the adoption of a unitholder rights plan as established by this Agreement, the Trustee:

(a)	authorized the issuance, effective one minute after the Effective Date (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Unit (as hereinafter defined) of the Trust in each case outstanding at the Record Time (as hereinafter defined); and

(b)	authorized the issuance of one Right in respect of each Unit issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);
      AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Trust pursuant to the terms and subject to the conditions set forth herein;
      AND WHEREAS the Trust desires to confirm the appointment of the Rights Agent to act on behalf of the Trust and the holders of Rights and the Rights Agent is willing to so act in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;
      AND WHEREAS the Trustees and the unitholders of the Trust agree that this Agreement remain in place for the period specified herein, subject to this Agreement being reconfirmed by unitholders of the Trust every three years in the manner set forth herein;
      AND WHEREAS the Trustees have concluded that it is appropriate to seek the approval of unitholders to make certain amendments which amendments shall only become effective as at the date that the unitholders of the Trust reconfirm the Agreement as so amended in the manner provided for in Sections 5.4(b) and 5.15 of this Agreement;
      NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:
ARTICLE 1 — INTERPRETATION
1.1 Certain Definitions
      For purposes of this Agreement, the following terms have the meanings indicated:

(a)	“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Units provided, however, that the term “Acquiring Person” shall not include:

(i)	the Trust or any Subsidiary of the Trust;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Units as a result of one or any combination of (A) a Unit Reduction, (B) Permitted Bid Acquisitions, (C) Exempt Acquisitions or (D) Pro Rata Acquisitions; provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Units by reason of one or any combination of the operation of Subclauses (A), (B), (C) or (D) above and such Person thereafter becomes the Beneficial Owner of more than 1% of the number of outstanding Units (other than pursuant to one or more of any combination of Subclauses (A), (B), (C) or (D), as the case may be), then as of the date such Person becomes the Beneficial Owner of such additional Units, such Person shall become an “Acquiring Person”;

(iii)	for a period of 10 days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Units as a result of such Person becoming disqualified from relying on Subclause 1.1(f)(iii)(B) solely because such Person or the Beneficial Owner of such Units is making or has announced a current intention to make a Take- over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid;

(iv)	an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Units in connection with a distribution of securities of the Trust; or

(v)	a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Units determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own 20% or more of the outstanding Units, or (2) become the Beneficial Owner of any additional Units that increases its Beneficial Ownership of Units by more than 1% of the number of Units outstanding as at the Record Time, other than (i) through an acquisition pursuant to which a Person becomes a Beneficial Owner of additional Units by reason of one or any combination of the operation of Subclauses 1.1(a)(ii)(A), (B), (C) or (D) or (ii), in the case of Ontario Teachers’ Pension Plan Board (“OTPP”), through an acquisition of additional Units pursuant to the terms of a Liquidity Agreement, dated January 12, 2003, between OTPP, CONSOL Energy Canada Ltd. and CONSOL of Canada Inc.

(b)	“Affiliate”, when used to indicate a relationship with a specified company or corporation means a Person that directly, or indirectly through one or more controlled intermediaries, controls, or is controlled by, or is under common control with, such a specified company or corporation;

(c)	“Agreement” means this unitholder rights plan agreement dated as of February 28, 2003 as amended and restated as of May 2, 2006, between the Trust and the Rights Agent, as the same may be further amended or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(d)	“annual cash distributions” means cash distributions paid in any fiscal year of the Trust to the extent that such cash distributions do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash distributions declared payable by the Trust on the Units in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of the annual cash distributions declared payable by the Trust (including any predecessor thereto) on the Units in its three immediately preceding fiscal years; and

(iii)	150% of the aggregate consolidated net income of the Trust, before extraordinary items, for its immediately preceding fiscal year;

(e)	“Associate” means, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person who has the same residence as that Person;

(f)	a Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,

(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)	any securities as to which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, right to purchase a Unit or other security (other than the Rights), warrant or option; or

(iii)	any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with whom such Person, or any of such Person’s Affiliates, is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(A)	because such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement or is otherwise deposited to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in Clause 1.1(f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall occur first;

(B)	because such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii) holds such security provided that:

(1)	the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”) including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

(2)	such Person is (i) the manager or trustee (the “Fund Manager” of a mutual fund (a “Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the securities laws of the United States and such security is held in the ordinary course of business in the performance of the Fund Manager’s duties with respect to the Mutual Fund, or (ii) a Mutual Fund;

(3)	such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Account or for such Other Accounts;

(4)	such Person is established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

(5)	such Person (the “Administrator”) is the administrator or trustee of one or more pension funds, plans or related trusts (a “Plan”), or is a Plan, registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof; or

(6)	such Person (the “Crown Agent”) is a Crown agent or agency.

provided, in any of the above cases, that the Investment Manager, the Fund Manager, the Mutual Fund, the Trust Company, the Statutory Body, the Administrator, the Plan or the Crown Agent, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid, other than an Offer to Acquire Units or other securities pursuant to a distribution by the Trust or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or acting jointly or in concert with any other Person ;

(C)	because such Person (1) is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) has an Estate Account or an

Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D)	where such Person (1) is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) has an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E)	where such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(g)	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Calgary are authorized or obligated by law to close;

(h)	“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S.-Canadian Exchange Rate in effect on such date;

(i)	“Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.-Canadian Exchange Rate in effect on such date;

(j)	“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Calgary of the transfer agent for the Units (or, after the Separation Time, the principal transfer office in Calgary of the Rights Agent) is closed to the public;

(k)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after a Permitted Bid has been made and prior to the expiry of that Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in Subclause (ii)(A) of the definition of a Permitted Bid; and

(iii)	contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Units will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is no earlier than the later of: (a) 35 days after the date of the Take-over Bid; and (b) the 50th day after the earliest date on which any other Permitted Bid that is then in existence was made;

(l)	a Person is “controlled” by another Person or two or more other Persons acting jointly or in concert if:

(i)	in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)	in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(m)	“Co-Rights Agents” has the meaning ascribed thereto in Subsection 4.1(a);

(n)	“Disposition Date” has the meaning ascribed thereto in Subsection 5.1(a);

(o)	“Distribution Reinvestment Acquisition” means an acquisition of Units pursuant to a Distribution Reinvestment Plan;

(p)	“Distribution Reinvestment Plan” means a regular distribution reinvestment or other plan of the Trust made available by the Trust to holders of Units or holders of securities of a Subsidiary where such plan permits the holder to direct that some or all of:

(i)	any distributions of the Trust on the Units or distributions paid in respect of any class of securities of a Subsidiary;

(ii)	any proceeds of redemption of Units of the Trust or of any class of securities of a Subsidiary;

(iii)	any interest paid on evidences of indebtedness of the Trust or a Subsidiary; or

(iv)	any optional cash payments;

be applied to the purchase of Units from the Trust;

(q)	“Effective Date” means February 28, 2003;

(r)	“Election to Exercise” has the meaning ascribed thereto in Clause 2.2(d)(ii);

(s)	“Exempt Acquisition” means a Unit acquisition in respect of which the Trustees have waived the application of Section 3.1 pursuant to the provisions of Subsections 5.1(a), 5.1(b) or 5.1(e);

(t)	“Exercise Price” means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be $300;

(u)	“Expansion Factor” has the meaning ascribed thereto in Subsection 2.3(a)(x);

(v)	“Expiration Time” means the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 5.15 or, if this Agreement is confirmed and subsequently reconfirmed pursuant to Section 5.15 at the annual meeting of the unitholders of the Trust to be held in 2006 and 2009, the close of business on the tenth anniversary of the Effective Date;

(w)	“Flip-in Event” means a transaction or other event in or pursuant to which any Person becomes an Acquiring Person;

(x)	“holder” has the meaning ascribed thereto in Section 2.8;

(y)	“Independent Unitholders” means holders of Units, other than:

(i)	any Acquiring Person;

(ii)	any Offeror (other than any Person who, by virtue of Subclause 1.1(f)(iii)(B), is not deemed to Beneficially Own the Units held by such Person);

(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)	any employee benefit plan, unit option plan, deferred profit sharing plan, securities participation plan and any other similar plan or trust for the benefit of employees of the Trust or a Subsidiary unless the beneficiaries of the plan or trust direct the manner in which the Units are to be voted or withheld from voting or direct whether the Units are to be tendered to a Take-over Bid;

(z)	“Lock-Up Agreement” means an agreement between a Person and one or more holders of Units (each a “Locked-up Person”) the terms of which are publicly disclosed and a copy of which is made available to the public (including the Trust) not later than (i) the date the Lock-up Bid (as defined below) is publicly announced or, (ii) if the Lock-up Bid has been made prior to the date on which such agreement is entered into. then as soon as possible after it is entered into and in any event not later than the date following the date of such agreement, pursuant to which each Locked-up Person agrees to deposit or tender Units to a Take-over Bid (the “Lock-up Bid”) to be made or made by the Person or any of such Person’s Affiliates or Associates or any other Person referred to in Clause (iii) of the definition of Beneficial Owner and which provides:

(i)	that any agreement to deposit or tender to, or to not withdraw Units from, the Lock-up Bid is terminable at the option of the Locked-up Person in order to tender or deposit such Units to another Take-over Bid or support another transaction:

(A)	where the price or value per Units offered under such other Take-over Bid or transaction is higher than the price or value per Units offered under the Lock-up Agreement; or

(B)	if:

(1)	the price or value per Unit offered under the other Take-over Bid or transaction exceeds the price or value per Unit offered or proposed to be offered under the Lock-up Bid by as much or more than a specified amount (the “Specified Amount”) and the Specified

Amount is not greater than 7% of the price or value per Unit that is offered or proposed to be offered under the Lock-up Bid; or

(2)	the number of Units to be purchased under the other Take-over Bid or transaction exceeds the number of Units offered to be purchased under the Lock-up Bid by as much or more than a specified number of Units (the “Specified Number of Units”) and the Specified Number of Units is not greater than 7% of the number of Units offered to be purchased under the Lock-up Bid, at a price or value per Unit, as applicable, that is not less than the price or value per Unit offered under the Lock-up Bid;

and the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Units from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Units during the period of the other Take-over Bid or transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

(B)	50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Units to the Lock-up Bid or withdraw Units previously tendered thereto in order to tender to another Take-over Bid or support another transaction;

(aa)	“Market Price” per security of any securities on any date of determination means the average of the daily closing sale prices per security of the securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing sale prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing sale price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each closing sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing sale price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing sale price per security of any securities on any date shall be:

(i)	the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading or, if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices, for each security as reported by the principal United States securities exchange (as determined by the volume of trading) on which such securities are listed or admitted for trading;

(ii)	if for any reason none of such prices are available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iii)	if for any reason none of such parties is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities,

provided, however, that if on any such date none of such prices is available, the closing price per security of the securities on such date shall mean the fair value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker and, provided further that, if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(bb)	“Nominee” has the meaning ascribed thereto in Subsection 2.2(c);

(cc)	“Offer to Acquire” includes:

(i)	an offer to purchase or a solicitation of an offer to sell Units; and

(ii)	an acceptance of an offer to sell Units, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(dd)	“Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(ee)	“Offeror’s Units” means Units Beneficially Owned by an Offeror on the date of the Offer to Acquire;

(ff)	“Permitted Bid” means a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of Units as registered on the books of the Trust, other than the Offeror;

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Units will be taken up or paid for pursuant to the Take-over Bid:

(A)	prior to the close of business on the date which is not less than 50 days following the date of the Take-over Bid; and

(B)	only if at such date more than 50% of the Units held by Independent Unitholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that Units may be deposited pursuant to such Take-over Bid at any time during the period of time described in Subclause 1.1(ff)(ii)(A) and that any Units deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)	unless the Take-over Bid is withdrawn, the Take-over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Subclause 1.1(ff)(ii)(B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Units for not less than 10 Business Days from the date of such public announcement;

(gg)	“Permitted Bid Acquisition” means an acquisition of Units made pursuant to a Permitted Bid or a Competing Permitted Bid;

(hh)	“Person” includes an individual, firm, association, trustee, executor, administrator, legal or personal representative, body corporate, company, trust, partnership, joint venture, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (whether or not having legal personality), any successor (by merger, statutory amalgamation or otherwise) and any of the foregoing acting in any derivative, representative or fiduciary capacity;

(ii)	“Pro Rata Acquisition” means an acquisition of Units by a Person pursuant to:

(i)	a Distribution Reinvestment Acquisition;

(ii)	a Unit distribution, Unit split or other event in respect of securities of the Trust of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Units on the same pro rata basis as all other holders of Units;

(iii)	the acquisition or the exercise by the Person of only those rights to purchase Units distributed to that Person in the course of a distribution (other than Rights) to all holders of Units pursuant to a rights offering or pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Units than the Person’s percentage of Units Beneficially Owned immediately prior to such acquisition or exercise; or

(iv)	a distribution of Units, or securities convertible into or exchangeable for Units (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement or securities exchange take-over bid, provided that the Person does not thereby acquire a greater percentage of such Units, or securities convertible into or exchangeable for Units, so offered than the Person’s percentage of Units Beneficially Owned immediately prior to such acquisition;

(jj)	“Record Time” means the first moment in time after the Effective Time, as such term is defined in a Combination Agreement entered into by and between Fording, Teck Cominco Limited, Westshore Terminals Income Fund, OTPP and Sherritt International Corporation on January 12, 2003;

(kk)	“Redemption Price” has the meaning set forth in Subsection 5.1(c) of this Agreement;

(ll)	“Right” means a right to purchase a Unit upon the terms and subject to the conditions set forth in this Agreement;

(mm)	“Rights Agent” means Computershare Trust Company of Canada, a company incorporated under the laws of Canada or any successor rights agent appointed pursuant to Section 4.4;

(nn)	“Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(oo)	“Rights Holders’ Special Meeting” means a meeting of the holders of Rights called by the Trustees for the purpose of approving a supplement or amendment to this Agreement pursuant to Subsection 5.4(c);

(pp)	“Rights Register” and “Rights Registrar” have the meanings ascribed thereto in Subsection 2.6(a);

(qq)	“Securities Act (Alberta)” means the Securities Act, S.A. 1991, c.S-6.1, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto;

(rr)	“Separation Time” means the close of business on the tenth Trading Day after the earlier of:

(i)	the Unit Acquisition Date;

(ii)	the date of the commencement of or first public announcement of the intent of any Person (other than the Trust or any Affiliate of the Trust) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

(iii)	the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later date as may be determined by the Trustees, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed for the purposes of this definition, never to have been made.

(ss)	“Special Meeting” means a special meeting of the holders of Units called by the Trustees for the purpose of approving a supplement, amendment or variation to this Agreement pursuant to Subsection 5.4(b);

(tt)	a Person is a “Subsidiary” of another Person if:

(i)	it is controlled by:

(A)	that other Person; or

(B)	that other Person and one or more other Persons, each of which is controlled by that other Person; or

(C)	two or more Persons, each of which is controlled by that other Person; or

(ii)	it is a Subsidiary of a Person that is that other Person’s Subsidiary;

(uu)	“Take-over Bid” means an Offer to Acquire Units, or securities convertible into Units if, assuming that the Units or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Units (including Units that may be acquired upon conversion of securities convertible into Units) together with the Offeror’s Units, constitute in the aggregate 20% or more of the outstanding Units at the date of the Offer to Acquire;

(vv)	“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a day on which the principal United States securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;

(ww)	“Trustees” means the trustee or trustees of the Trust or any duly constituted and empowered committee thereof;

(xx)	“Units” means the trust units of the Trust and any other securities of the Trust entitled to vote generally in the election of all Trustees;

(yy)	“Unit Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 141 of the Securities Act (Alberta) or section 13(d) of the U.S. Exchange Act) by the Trust or an Acquiring Person that an Acquiring Person has become such;

(zz)	“Unit Reduction” means an acquisition or redemption by the Trust of Units which, by reducing the number of Units outstanding, increases the proportionate number of Units Beneficially Owned by any Person to 20% or more of the Units then outstanding.

(aaa)	“U.S.-Canadian Exchange Rate” means, on any date:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Trustees from time to time acting in good faith;

(bbb)	“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian-U.S. Exchange Rate in effect on such date;

(ccc)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ddd)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced; and

1.2	Currency
      All sums of money referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3	Headings
      The division of this Agreement into Articles, Sections, Subsections, Clauses, Subclauses or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Calculation of Number and Percentage of Beneficial Ownership of Outstanding Units
      For purposes of this Agreement, the percentage of Units Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:
      100 × A/B
where:

A =	the number of votes on matters subject to approval by unitholders generally attaching to the Units Beneficially Owned by such Person; and

B =	the number of votes for the election of the Trustees generally attaching to all outstanding Units.
Where any Person is deemed to Beneficially Own unissued Units, such Units shall be deemed to be outstanding for the purpose of calculating the percentage of Units Beneficially Owned by such Person.

1.5	Acting Jointly or in Concert
      For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding, whether formal or informal, with the first Person or any Affiliate thereof, acquires or offers to acquire Units (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).

1.6	Generally Accepted Accounting Principles
      Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.
ARTICLE 2 — THE RIGHTS

2.1	Legend on Unit Certificates
      Certificates for Units issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to the Units, one Right represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the Separation Time (defined in the Agreement below), this certificate also evidences the holder’s rights described in a Unitholder Rights Plan Agreement dated as of February 28, 2003 (the “Agreement”) between Fording Canadian Coal Trust and Computershare Trust Company of Canada, as amended, the terms of which are incorporated herein and a copy of which is available on demand without charge. Under certain circumstances set out in the Agreement, the rights may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate.
      Unit certificates that are issued and outstanding at the Record Time shall also evidence one Right for each Unit evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)	Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Unit for the Exercise Price (with the Exercise Price and number of Units subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Trust or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Unit registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Unit.

(c)	From and after the Separation Time and prior to the Expiration Time:

(i)	the Rights shall be exercisable; and

(ii)	the registration and transfer of Rights shall be separate from and independent of Units.

Promptly following the Separation Time, the Trust will prepare and the Rights Agent will mail to each holder of record of Units as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Subsection 3.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Trust (the Trust hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)	a Rights Certificate in substantially the form set out in Attachment 1 hereto, appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Trust may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, regulation or rule or any judicial or administrative order or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may, from time to time, be listed or traded, or to conform to usage; and

(y)	a disclosure statement prepared by the Trust describing the Rights, provided that a Nominee shall be sent the materials provided for in (x) and (y), above, in respect of all Units held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Trust to determine whether any Person is holding Units which are Beneficially owned by another Person, the Trust may require such first mentioned Person to furnish such information and documentation as the Trust deems necessary or appropriate in order to make such determination.

(d)	Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:

(i)	the Rights Certificate evidencing such Rights;

(ii)	an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)	payment by certified cheque, banker’s draft or money order payable to the order of the Trust, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Units in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Trust in the event that the Trust is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)	requisition from the transfer agent certificates representing the number of such Units to be purchased (the Trust hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Trust the amount of cash to be paid in lieu of issuing fractional Units;

(iii)	after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)	when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)	tender to the Trust all payments received on the exercise of the Rights.

(f)	In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(g)	The Trust covenants and agrees that it will:

(i)	take all such action as may be necessary and within its power to ensure that all Units delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Units (subject to payment of the Exercise Price), be duly authorized, validly issued and delivered as fully paid and non-assessable;

(ii)	take all such action as may be necessary and within its power to comply with the requirements of the Securities Act (Alberta), the securities laws or comparable legislation of each of the provinces of Canada, the U.S. Securities Act and the U.S. Exchange Act and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Units upon exercise of Rights;

(iii)	use reasonable efforts to cause all Units issued upon exercise of Rights to be listed on the principal stock exchanges on which such Units were traded immediately prior to the Unit Acquisition Date;

(iv)	pay when due and payable, if applicable, any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Trust to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Units to be issued upon exercise of any Rights, provided that the Trust shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Units in a name other than that of the holder of the Rights being transferred or exercised; and

(v)	after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.
2.3 Adjustments to Exercise Price; Number of Rights
      The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Trust shall at any time after May 2, 2006 and prior to the Expiration Time:

(i)	declare or pay a distribution on Units payable in Units (or other securities exchangeable for or convertible into or giving a right to acquire Units or other securities of the Trust) other than pursuant to any Distribution Reinvestment Plan;

(ii)	subdivide or change the then outstanding Units into a greater number of Units;

(iii)	consolidate or change the then outstanding Units into a smaller number of Units; or

(iv)	issue any Units or other capital units of the Trust (or other securities exchangeable for or convertible into or giving a right to acquire Units or other securities of the Trust) in respect of, in lieu of or in exchange for existing Units except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the Units purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and Subsection 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Subsection 3.1(a).

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)	the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Units (or other securities) (the “Expansion Factor”) that a holder of one Unit immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Units with respect to which the original Rights were associated (if they remain outstanding) and the Units issued in respect of such distribution, subdivision, change, consolidation or issuance, so that each such Unit (or other securities) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result of such distribution, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Trust shall issue any securities other than Units in a transaction of a type described in Clauses 2.3(a)(i) or 2.3(a)(iv), such securities shall be treated herein as nearly equivalent to Units as may be practicable and appropriate under the circumstances and the Trust and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Trust shall at any time after the Record Time and prior to the Separation Time issue any Units otherwise than in a transaction referred to in this Subsection 2.3(a), each such Unit so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Unit.

(b)	In the event the Trust shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Units entitling them (for a period expiring within 45 days after such record date) to subscribe for or purchase Units (or securities convertible into or exchangeable for or carrying a right to purchase Units) at a price per Unit (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Units, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per Unit) less than the Market Price per Unit on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the number of Units outstanding on such record date, plus the number of Units that the aggregate offering price of the total number of Units so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Unit; and

(ii)	the denominator of which shall be the number of Units outstanding on such record date, plus the number of additional Units to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Trustees, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Units (or securities convertible into, or exchangeable or exercisable for Units) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Units (whether from treasury or otherwise) pursuant to a Distribution Reinvestment Plan or any employee benefit, Unit option, Unit purchase or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Trust; provided, however, that, in all such cases, the right to purchase Units is either (i) at a price per Unit of not less than 95% of the current market price per Unit (determined as provided in such plans) of the Units; or (ii) limited to directors, officers, employees or consultants of or to the Trust or its Subsidiaries and is part of the Trust’s regular compensation practices.

(c)	In the event the Trust shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Units (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash distribution or a distribution referred to in Clause 2.3(a)(i), but including any distribution payable in securities of the Trust other than Units), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)	the numerator of which shall be the Market Price per Unit on such record date, less the fair market value (as determined in good faith by the Trustees, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per Unit basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Unit.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)	Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a security. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)	three years from the date of the transaction which gives rise to such adjustment; or

(ii)	the Expiration Date.

(e)	In the event the Trust shall at any time after the Record Time and prior to the Separation Time issue securities (other than Units), or rights, options or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities, in a transaction referred to in Clauses 2.3(a)(i) or 2.3(a)(iv), if the Trustees acting in good faith determine that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Trustees may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and, (c) such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made subject to the prior consent of the holders of the Units or the Rights as set forth in Subsections 5.4(b) or 5.4(c), and the Trust and the Rights Agent shall have authority upon receiving such consent to amend this Agreement as appropriate to provide for such adjustments.

(f)	Each Right originally issued by the Trust subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Units purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)	Irrespective of any adjustment or change in the Exercise Price or the number of Units issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Unit and the number of Units which were expressed in the initial Rights Certificates issued hereunder.

(h)	In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Trust may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Units and other securities of the Trust, if any, issuable upon such exercise over and above the number of Units and other securities of the Trust, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Trust shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Units or other securities upon the occurrence of the event requiring such adjustment.

(i)	Notwithstanding anything contained in this Section 2.3 to the contrary, the Trust shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Trustees determine to be advisable, in order that any:

(i)	consolidation or subdivision of Units;

(ii)	issuance (wholly or in part for cash) of Units or securities that by their terms are convertible into or exchangeable for Units;

(iii)	distributions to the unitholders of the Trust;

(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Trust to holders of its Units, shall not be taxable to such unitholders.

(j)	If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Units, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Units contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Units shall apply on like terms to any such other securities.

(k)	Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, the Trust shall promptly:

(i)	prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;

(ii)	file with the Rights Agent and with each transfer agent for the Units a copy of such certificate; and

(iii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.
2.4 Date on Which Exercise Is Effective
      Each Person in whose name any certificate for Units or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Units or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Unit transfer books of the Trust are closed, such Person shall be deemed to have become the record holder of such securities on, and such certificate shall be dated, the next succeeding Business Day on which the Unit transfer books of the Trust are open.
2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a)	The Rights Certificates shall be executed on behalf of the Trust by any two of the President, the Chief Executive Officer, the Chief Financial Officer, the Secretary or the Treasurer. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Trust shall bind the Trust, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)	Promptly after the Trust learns of the Separation Time, the Trust will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Trust to the Rights Agent for countersignature, and the Rights Agent shall countersign (in a manner satisfactory to the Trust) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.
2.6 Registration, Transfer and Exchange

(a)	The Trust will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Trust will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Trust and registering Rights and transfers of Rights as herein provided, and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Trust will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Trust, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer satisfactory in form to the Trust or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	The Trust shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.
2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Trust shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Trust and the Rights Agent prior to the Expiration Time:

(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)	such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Trust or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Trust shall execute and upon the Trust’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate that was destroyed, lost or stolen.

(c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Trust, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.
2.8 Persons Deemed Owners of Rights
      The Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Units).
2.9 Delivery and Cancellation of Certificates
      All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Trust may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Trust may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Trust.
2.10 Agreement of Rights Holders
      Every holder of Rights, by accepting the same, consents and agrees with the Trust and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Unit certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)	that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Unit certificate) for registration of transfer, the Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Unit certificate made by anyone other than the Trust or the Rights Agent) for all purposes whatsoever, and neither the Trust nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional Units or other securities upon exercise of a Right (except as provided herein);

(f)	that, without the approval of any holder of Rights or Units and upon the sole authority of the Trustees, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to Subsection 5.4(a) and the last sentence of the penultimate paragraph of Subsection 2.3(a); and

(g)	that, notwithstanding anything in this Agreement to the contrary, neither the Trust nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.
2.11 Rights Certificate Holder Not Deemed a Unitholder
      No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive distributions or be deemed for any purpose whatsoever to be the holder of any Unit or any other security of the Trust which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or be deemed to confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Units or any other securities of the Trust or any right to vote at any meeting of unitholders of the Trust whether for the election of Trustees or otherwise or upon any matter submitted to holders of Units or any other securities of the Trust at any meeting thereof, or to give or withhold consent to any action of the Trust, or to receive notice of any meeting or other action affecting any holder of Units or any other securities of the Trust except as expressly provided herein, or to receive distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.
ARTICLE 3 — ADJUSTMENTS TO THE RIGHTS
3.1 Flip-in Event

(a)	Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, then each Right shall constitute, effective at the close of business on the tenth Trading Day after the Unit Acquisition Date, the right to purchase from the Trust, upon exercise thereof in accordance with the terms hereof, that number of Units having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that, after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)	Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Unit Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)	a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Trustees have determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)	From and after the Separation Time, the Trust shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the Securities Act (Alberta), the U.S. Securities Act, the U.S. Exchange Act and the securities laws or comparable legislation in each of the provinces of Canada and each of the states of the United States in respect of the issue of Units upon the exercise of Rights in accordance with this Agreement.

(d)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in Clauses 3.1(b)(i) or 3.1(b)(ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of the Trust in writing to the Rights Agent or shall contain the following legend:

The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Unitholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Unitholder Rights Plan Agreement.

Provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Trust in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Subsection 3.1(d) shall be of no effect on the provisions of this Subsection 3.1(b).
ARTICLE 4 — THE RIGHTS AGENT
4.1 General

(a)	The Trust hereby appoints the Rights Agent to act as agent for the Trust and the holders of the Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. The Trust may from time to time appoint one or more co-rights agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event that the Trust appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and the Co-Rights Agents shall be as the Trust may determine, with the approval of the Rights Agent and the Co-Rights Agents. The Trust agrees to pay all reasonable fees and expenses of the Rights Agent in respect of the performance of its duties under this Agreement. The Trust also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Units, Rights Certificate, certificate for other securities of the Trust, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.
4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)	Any company into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any company resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any company succeeding to the securityholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such company would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. If, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and if, at that time, any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)	If, at any time, the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if, at that time, any of the Rights Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent
      The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, to which the Trust and the holders of certificates for Units and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	the Rights Agent, at the expense of the Trust, may consult with and retain legal counsel (who may be legal counsel for the Trust) and such other experts as it reasonably considers necessary to perform its duties hereunder, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)	whenever, in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Trust prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof is specifically prescribed herein) is deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the President, the Chief Executive Officer, the Chief Financial Officer, the Secretary or the Treasurer of the Trust and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent shall not be liable for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly caused by its bad faith, wilful misconduct or gross negligence, and shall not be liable under any circumstances whatsoever for any (a) breach by any other Person of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages;

(d)	the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Units or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Trust only;

(e)	the Rights Agent will not have any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Unit or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Trust of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exerciseability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor is it deemed by any act hereunder to make any representation or warranty as to the authorization of any Units to be issued pursuant to this Agreement or any Rights or as to whether any Units will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)	the Trust agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)	the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the President, the Chief Executive Officer, the Chief Financial Officer, the Secretary or the Treasurer of the Trust and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)	the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Units, Rights or other securities of the Trust or become financially interested in any transaction in which the Trust may be interested, or contract with or lend money to the Trust or otherwise act as fully and freely as though it were not Rights Agent under this Agreement, and nothing herein shall preclude the Rights Agent from acting in any other capacity for the Trust or for any other legal entity; and

(i)	the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Trust resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4  Change of Rights Agent
      The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to the Trust) in writing mailed to the Trust and to each transfer agent of Units by registered or certified mail. The Trust may remove the Rights Agent upon 60 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Units by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Trust will appoint a successor to the Rights Agent. If the Trust fails to make such appointment within a period of 60 days after removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Trust, the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Trust), may apply to a court of competent jurisdiction for the appointment of a new Rights Agent, at the Trust’s expense. Any successor Rights Agent, whether appointed by the Trust or by such a court, shall be a company constituted under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of all outstanding fees and expenses owing to it, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Trust will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Units and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.
ARTICLE 5 — MISCELLANEOUS
5.1  Redemption and Waiver

(a)	The Trustees shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Trustees have determined, following a Unit Acquisition Date and prior to the Separation Time, that a

Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement, and in the event that such a waiver is granted by the Trustees, such Unit Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(a) must be on the condition that such Person, within 14 days after the foregoing determination by the Trustees or such earlier or later date as the Trustees may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Units such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Unit Acquisition Date and Section 3.1 shall apply thereto.

(b)	The Trustees acting in good faith may, prior to the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to a particular Flip-in Event that would result from a Take-over Bid made by way of a take-over bid circular to all holders of record of Units (which for greater certainty shall not include the circumstances described in Subsection 5.1(a); provided that if the Trustees waive the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(b), the Trustees shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Units prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(b).

(c)	In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Subsection 5.1(b), outstanding Units, then the Trustees shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

(d)	The Trustees may, with the prior approval of the holders of Units or Rights given in accordance with the terms of Section 5.4, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred.

(e)	The Trustees may, prior to the close of business on the tenth Trading Day following a Unit Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial Ownership of Units (or has entered into a contractual arrangement with the Trust, acceptable to the Trustees, to do so within 10 days of the date on which such contractual arrangement is entered into or such other date as the Trustees may have determined) such that at the time the waiver becomes effective pursuant to this Subsection 5.1(e) such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement such Flip-in Event shall be deemed not to have occurred.

(f)	Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Trustees may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Units as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Trust shall be deemed to have issued replacement Rights to the holders of its then outstanding Units.

(g)	If the Trustees are deemed under Subsection 5.1(c) to have elected, or elect under Subsection 5.1(d) or 5.1(f), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)	Within 10 days after the Trustees are deemed under Subsection 5.1(c) to have elected, or elect under Subsection 5.1(d) or 5.1(f), to redeem the Rights, the Trust shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Units. Any notice which is mailed in the manner provided herein shall be deemed given, whether or not the holder receives the notice. Each notice of redemption will state the method by which the payment of the Redemption Price will be made.

(i)	The Trust shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Section 5.1.
5.2 Expiration
      No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Subsections 4.1(a) and 4.1(b) of this Agreement.
5.3 Issuance of New Rights Certificates
      Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Trust may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Trustees to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.
5.4 Supplements and Amendments

(a)	The Trustees may make amendments to this Agreement to correct any clerical or typographical error or, amendments which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, or rules or regulations thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)	Subject to Subsection 5.4(a), the Trustees may, with the prior consent of the holders of Units obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Units at a Special Meeting, which Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and the trust agreement governing the Trust. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Units (other than any holder who does not qualify as an Independent Unitholder, with respect to all Units Beneficially Owned by such Person), represented in person or by proxy at the Special Meeting.

(c)	The Trustees may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or rescission shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders’ Special Meeting, which Rights Holders’ Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements provided for in the trust indenture governing the Trust with respect to meetings of the holders of Units, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at the Rights Holders’ Special Meeting.

(d)	Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those provided for in the trust indenture governing the Trust with respect to meetings of the holders of Units, modified appropriately.

(e)	Any amendments made by the Trustees to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, or rule or regulation thereunder shall:

(i)	if made before the Separation Time, be submitted to the holders of Units at the next meeting of unitholders and the holders of Units may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of unitholders and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Trustees adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the securityholders of the Trust or the holders of Rights or is not submitted to the securityholders of the Trust or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Trustees to amend this Agreement to substantially the same effect shall be effective until confirmed by the holders of Units or holders of Rights as the case may be.
5.5 Fractional Rights and Fractional Units

(a)	The Trust shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and the Trust shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b)	The Trust shall not be required to issue fractions of Units upon exercise of Rights or to distribute certificates which evidence fractional Units. In lieu of issuing fractional Units, the Trust shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one whole Unit that the fraction of a Unit that would otherwise be issuable upon the exercise of such Right is of one whole Unit at the date of such exercise.
5.6 Rights of Action
      Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Trust to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.
5.7 Regulatory Approvals
      Any obligation of the Trust or action or event contemplated by this Agreement shall be subject to the receipt of requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchanges shall be obtained, such as approvals relating to the issuance of Units upon the exercise of Rights under Subsection 2.2(d).

5.8 Declaration as to Non-Canadian or Non-U.S. Holders
      If in the opinion of the Trustees (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Trust with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Trustees acting in good faith shall take such actions as they may deem appropriate to ensure such compliance. In no event shall the Trust or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, if such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.
5.9 Notices

(a)	Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Trust shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Fording Canadian Coal Trust Suite 1000, 205 – 9th Avenue SE Calgary, AB T2G 0R4 Attention: Trust Secretary Fax No. (403) 264-7339

(b)	Notices or demands authorized or required by this Agreement to be given or made by the Trust or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Trust), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Trust Company of Canada Suite 600, 530 – 8th Avenue SE Calgary, AB T2P 3S8 Attention: Manager, Client Services Fax No.: (403) 267-6529

(c)	Notices or demands authorized or required by this Agreement to be given or made by the Trust or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by registered or certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Trust for its Units. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)	Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Trust and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.
5.10 Costs of Enforcement
      The Trust agrees that if the Trust fails to fulfil any of its obligations pursuant to this Agreement, then the Trust will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11 Successors
      All the covenants and provisions of this Agreement by or for the benefit of the Trust or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.
5.12 Benefits of this Agreement
      Nothing in this Agreement shall be construed to give to any Person other than the Trust, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Trust, the Rights Agent and the holders of the Rights.
5.13 Governing Law
      This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.
5.14 Severability
      If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.
5.15 Effective Date
      This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date.
      This Agreement must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by all holders of Units who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Unitholder, with respect to all Units Beneficially Owned by such Person) at the annual meeting of the Trust to be held in 2006 and 2009. If the Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of such annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsections 5.1(a), 5.1(b) or 5.1(e)), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.
5.16 Determinations and Actions by the Trustees
      All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Trustees, in good faith, for the purposes of this Agreement shall not subject the Trustees or any director of the Trust to any liability to the holders of the Rights.
5.17 Time of the Essence
      Time shall be of the essence in this Agreement.
5.18 Execution in Counterparts
      This Agreement may be executed in any number of counterparts and may be executed and delivered by facsimile and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.
5.19 No Personal Liability
      The parties hereto acknowledge that the Trustees are entering into this agreement solely in their capacity as Trustees on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustees or any of the unitholders of the Trust and that any recourse against the Trust, the Trustees or any unitholder of the Trust in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust’s assets.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FORDING CANADIAN COAL TRUST,
by its authorized signatories for and on behalf of its Trustees

By:

Name:
Title: Authorized Signatory

By:

Name:
Title: Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

By:

Name:
Title: Authorized Signatory

By:

Name:
Title: Authorized Signatory

ATTACHMENT 1
FORDING CANADIAN COAL TRUST
UNITHOLDER RIGHTS PLAN AGREEMENT
[Form of Rights Certificate]

Certificate No.	Rights
      THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE UNITHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE UNITHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.
Rights Certificate
      This certifies that                                                      , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Unitholder Rights Plan Agreement, dated as of February 28, 2003, as amended and restated May 2, 2006 as the same may be amended or supplemented from time to time (the “Unitholder Rights Plan Agreement”), between Fording Canadian Coal Trust, a limited purpose open-ended trust created pursuant to a declaration of trust under the laws of the Province of Alberta (the “Trust”) and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Unitholder Rights Plan Agreement), to purchase from the Trust at any time after the Separation Time (as such term is defined in the Unitholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Unitholder Rights Plan Agreement), one fully paid unit of the Trust (a “Unit”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Toronto, Montreal, Calgary and Vancouver or to the principal office of Computershare Trust Company of New York in New York City, New York. The Exercise Price shall initially be $300 (Cdn.) per Right and shall be subject to adjustment in certain events as provided in the Unitholder Rights Agreement.
      This Rights Certificate is subject to all of the terms and provisions of the Unitholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Unitholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Trust and the holders of the Rights Certificates. Copies of the Unitholder Rights Plan Agreement are on file at the registered office of the Trust.
      This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.
      No holder of this Rights Certificate, as such, shall be entitled to vote or receive distributions or be deemed for any purpose the holder of Units or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Unitholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a unitholder of the Trust or any right to vote for the election of Trustees or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any action by the Trust, or to receive notice of meetings or other actions affecting unitholders (except as provided in the Unitholder Rights Plan Agreement), or to receive distributions or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Unitholder Rights Plan Agreement.
      This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

      WITNESS the facsimile signature of the authorized signatories of Fording Canadian Coal Trust on behalf of its Trustees.
Date:
FORDING CANADIAN COAL TRUST, by its
authorized signatories on behalf of its Trustees

By:		By:
	Authorized Signature		Authorized Signature

Countersigned: COMPUTERSHARE TRUST COMPANY OF CANADA

By:		By:
	Authorized Signature		Authorized Signature

FORM OF ASSIGNMENT
      (To be executed by the registered holder if such holder desires to transfer the Rights Certificate.) FOR VALUE RECEIVED _____________________ hereby sells, assigns and transfers unto

(Please print name and address of transferee.)
the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint                                                                , as attorney, to transfer the within Rights on the books of Fording Canadian Coal Trust, with full power of substitution.
Dated:

Signature Guaranteed:	Signature (Signature must correspond to name as written upon the face of this rights certificate in every particular, without alteration or enlargement or any change whatsoever.)
      Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion Program (STAMP).
.............................................................................

CERTIFICATE
(To be completed if true.)
      The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Unitholder Rights Plan Agreement.

Signature
.................................................................................................................................................................................................
(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE
      (To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)
TO: FORDING CANADIAN COAL TRUST and COMPUTERSHARE TRUST COMPANY OF CANADA
      The undersigned hereby irrevocably elects to exercise _________________________________________ whole Rights represented by the attached Rights Certificate to purchase the Units or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.
      If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated:

Signature
Signature Guaranteed:
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)
      Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion Program (STAMP).

CERTIFICATE
(To be completed if true.)
      The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Unitholder Rights Plan Agreement.

Signature

(To be attached to each Rights Certificate)
NOTICE
      In the event the certification set forth above in the Forms of Assignment and Election is not completed, Fording Canadian Coal Trust will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

Dated:

Signature
Signature Guaranteed:
(Signature must correspond to name as written upon the face of this rights certificate in every particular, without alteration or enlargement or any change whatsoever.)
      Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion Program (STAMP).

APPENDIX “D”
FORDING CANADIAN COAL TRUST
UNIT PLAN AMENDMENT RESOLUTION
RESOLVED AS AN ORDINARY RESOLUTION OF UNITHOLDERS THAT:
Joint Phantom Unit Plan

1.	The entering into by Fording Canadian Coal Trust (the “Trust”) of the Joint Phantom Unit Plan (the “Phantom Unit Plan”), substantially in the form attached as Schedule “A” to this resolution, is authorized and approved.

2.	Any Trustee or officer of the Trust is authorized and directed, for and on behalf of the Trust, to negotiate, finalize, execute and deliver the Phantom Unit Plan, with such additions, deletions or other changes as such Trustee or officer, in such Trustee’s or officer’s sole discretion, may authorize or approve, any such authorization or approval to be conclusively evidenced by such Trustee’s or officer’s execution and delivery of the Phantom Unit Plan.

3.	Any Trustee or officer of the Trust is authorized and directed, for and on behalf of the Trust, to negotiate, finalize, execute and deliver any and all such further documents, resolutions, agreements, authorizations, elections or other instruments, and to take or cause to be taken any and all such further actions as such Trustee or officer, in such Trustee’s or officer’s sole discretion, may determine to be necessary or desirable in order to complete and give effect to the foregoing resolutions and the transactions contemplated by the Phantom Unit Plan, such determination to be conclusively evidenced by such Trustee’s or officer’s execution and delivery of any such document, agreement, authorization, election or other instrument or the taking of any such action.

SCHEDULE “A”
TO APPENDIX “D”

FORDING CANADIAN COAL TRUST
FORDING (GP) ULC
Joint Phantom Unit Plan
Effective June 16, 2003
(Amended and Restated as of January 1, 2006)

FORDING CANADIAN COAL TRUST
FORDING (GP) ULC
JOINT PHANTOM UNIT PLAN

1.	INTRODUCTION

1.1	Purpose

This Joint Phantom Unit Plan replaces two separate plans previously in place: the Fording Canadian Coal Trust Phantom Unit Plan for Trustees (the “Previous Trustee Plan”) and the Fording (GP) ULC Phantom Unit Plan for Directors (the “Previous Director Plan”). This Plan will provide both the Trustees and the Directors with the opportunity to acquire authorized but unissued Fording Units, giving them the opportunity to participate in the long-term success of the Trust. The goal of this Plan is to promote a greater alignment of interests between the Trustees, the Directors and the unitholders of the Trust.

The Previous Trustee Plan has been amended and restated effective January 1, 2006 as this Plan. The Previous Director Plan was amended (effective December 31, 2005) with the consent of its participants, to provide that all phantom units credited to participants’ accounts under the Previous Director Plan would be cancelled upon the termination of the Previous Director Plan. The Previous Director Plan was subsequently terminated effective January 1, 2006. In consideration for the cancellation of phantom units under the Previous Director Plan, a one-time grant of Phantom Units, equal to the number of phantom units cancelled under the Previous Director Plan, will be credited under this Plan to the Account of a Director who participated in the Previous Director Plan.

1.2	Definitions

Wherever used in this Plan, the following words and terms have the respective meanings set out below unless the context otherwise requires:

(a)	“Account” means the account maintained by the Trust for each Participant in connection with the operation of the Plan to which any Phantom Units and Distribution Equivalents awarded to the Participant under the Plan will be credited;

(b)	“Administrator” has the meaning set forth in Section 2.1;

(c)	“Applicable Withholding Taxes” has the meaning set forth in Section 2.3;

(d)	“Arrangement” means the arrangement proposed by a subsidiary of the Trust under Section 193 of the Business Corporations Act (Alberta) described in the plan of arrangement attached to the Trust’s Management Information Circular dated March 31, 2006 pursuant to which, among other things, the New Trust will succeed to the assets, rights and obligations of the Trust. As part of the Arrangement, the rights and obligations of the Trust will be assumed by the New Trust;

(e)	“Award Date” means each date on which Phantom Units are awarded to a Participant in accordance with Section 5.1 which shall be, unless otherwise determined by the Committee, the first Business Day in an Award Year;

(f)	“Award Market Value” means the weighted average trading price of a Fording Unit on the Toronto Stock Exchange for the five (5) trading days immediately preceding the Award Date;

(g)	“Award Year” means the period commencing on the first Business Day following the date of the last annual general meeting (the “last meeting”) of unitholders of the Trust and ending on the date of the next annual general meeting of unitholders of the Trust (the “next meeting”), and may be a period greater than one calendar year;

(h)	“Board of Directors” means the Board of Directors of Fording from time to time. Following completion of the Arrangement any reference to the “Board of Directors” shall be a reference to the Board of Directors of Fording Corporation from time to time;

(i)	“Business Day” means a day on which the Toronto Stock Exchange is open for the business of trading securities;

(j)	“Code” means the United States Internal Revenue Code, as amended from time to time;

(k)	“Committee” means the committee responsible for recommending to the Trustees the compensation of the Trustee Participants and for administering the Plan, which at the effective date of the Plan is the Governance Committee of the Trustees of the Trust;

(l)	“Contingent Units” has the meaning set forth in Section 5.4(g);

(m)	“Director” means a person who is, at the relevant time, a member of the Board of Directors of Fording. Following completion of the Arrangement any reference to a “Director” shall be a reference to a member of the Board of Directors of Fording Corporation;

(n)	“Director Committee” means the committee responsible for recommending to the Board of Directors the compensation of the Director Participants, which at the effective date of the Plan is the Governance Committee of the Board of Directors;

(o)	“Distribution Election Form” means a written election in the form attached to the Plan as Schedule “B”, or such similar form of election acceptable to the Committee or the Administrator;

(p)	“Distribution Equivalents” means an amount expressed as a whole or fractional Phantom Unit, calculated in accordance with Section 5.2 and credited by means of a bookkeeping entry to a Participant’s Account;

(q)	“Distribution Market Value” means the weighted average trading price of a Fording Unit on the Toronto Stock Exchange for the five (5) trading days immediately following the date on which the Fording Units trade ex distribution;

(r)	“Distribution Payment Date” means each date on which distributions are made on Fording Units in accordance with the Trust’s distribution policy;

(s)	“Distribution Record Date” means the record date established in connection with a distribution by the Trust to its unitholders for purposes of determining which unitholders are entitled to receive such distribution;

(t)	“Effective Date” has the meaning set forth in Section 1.4;

(u)	“Election and Acknowledgement Form” has the meaning set forth in Section 4.1;

(v)	“Fording” means Fording (GP) ULC and its successors and assigns. Following completion of the Arrangement any reference to “Fording” shall be a reference to Fording Corporation. Any reference in this Plan to actions to be taken or discretion exercised by Fording under the authority of the Board of Directors or the authority of an officer of Fording acting within the scope of his or her authority limits;

(w)	“Fording Corporation” means Fording Corporation Unlimited Liability Corporation, the corporation existing under the laws of the Province of Alberta formed pursuant to the Arrangement;

(x)	“Fording Unit” means on the date hereof, a unit of the Trust. Following completion of the Arrangement any reference to a “Fording Unit” shall be a reference to a unit of the New Trust;

(y)	“Insider” means an “insider” as defined in Section 601 of the Toronto Stock Exchange Company Manual;

(z)	“Mandatory Payment Date” means, in respect of a Phantom Unit, the earlier of:

(i)	the date which is the twenty-fifth (25th) anniversary of the Award Date of such Phantom Unit;

(ii)	the later of the date that is 90 days following the death of the Participant or the last day in the calendar year in which the Participant dies, or such longer period following the death of the Participant as the Committee may, in its discretion, determine;

(iii)	the later of the date that is 90 days following the date on which the Participant ceases to be a Trustee or Director, as applicable for any reason other than the death of the Participant or the last day in the calendar year in which such event occurs; or

(iv)	that number of days which shall, in any event, be not less than 30 days following the date on which the Plan is terminated or suspended, as it applies to Trustee Participants, Director Participants or both, which is specified in the notice that is delivered to Participants following such decision in the manner set out in Section 6.1(c);

(aa)	“New Trust” means Fording Canadian Coal Trust, a new trust to be established under the laws of the Province of Alberta pursuant to a declaration of trust that will succeed to the assets, rights and obligations of the Trust as part of the Arrangement;

(bb)	“Non-Forfeited Component” has the meaning set forth in Section 5.4(g);

(cc)	“Participant” means a Trustee or a Director to whom Phantom Units have been granted under the Plan;

(dd)	“Participant Information” has the meaning set forth in Section 2.4;

(ee)	“Payment Date” means, in respect of a Phantom Unit, the date that the Participant elects to redeem all or a portion of the Phantom Units in the Participant’s Account on such date by delivery to the Administrator, of a Distribution Election Form in the manner set forth in Section 5.4(a) or Section 5.4(d) hereof;

(ff)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, agency, and where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(gg)	“Phantom Unit” means a unit equivalent in value to a Fording Unit at the time of grant, credited by means of a bookkeeping entry to a Participant’s Account in accordance with Section 5.1;

(hh)	“Plan” or “Joint Phantom Unit Plan” means this Fording Canadian Coal Trust/ Fording (GP) ULC Joint Phantom Unit Plan, as amended from time to time in accordance with its terms. Following completion of the Arrangement, this Plan will be called the “Fording Canadian Coal Trust/ Fording Unlimited Liability Corporation Joint Phantom Unit Plan;

(ii)	“Previous Director Plan” has the meaning set forth in Section 1.1;

(jj)	“Previous Trustee Plan” has the meaning set forth in Section 1.1;

(kk)	“Redemption Value” means, in respect of a Payment Date, an amount of money equal to the number of Phantom Units recorded in the Participant’s Account that are redeemable on such Payment Date multiplied by the weighted average trading price of a Fording Unit on the Toronto Stock Exchange for the five (5) trading days immediately preceding the Payment Date;

(ll)	“Replacement Phantom Units” has the meaning set for in Section 5.1(b);

(mm)	“Trust” means Fording Canadian Coal Trust and its successors and assigns. Any reference in the Plan to activities by the Trust means action by or under the authority of the Trustees or the Committee or the Administrator, as applicable. Following completion of the Arrangement a reference to the “Trust” shall be a reference to the New Trust and its successors and assigns;

(nn)	“Trustees” means the Trustees of the Trust from time to time. Following the completion of the Arrangement any reference to a “Trustee” shall be a reference to a trustee of the New Trust from time to time;

(oo)	“Unit Ownership Guidelines” means the Trust Unit Ownership Guidelines for the Trustees as established by the Trustees, and amended from time to time or the Fording Unit Ownership Guidelines for Directors as established by the Board of Directors and amended from time to time, as applicable. Following completion of the Arrangement any reference to “Unit Ownership Guidelines” shall be a reference to the Unit Ownership Guidelines of the New Trust or the Unit Ownership Guidelines of the Fording Corporation, as applicable;

(pp)	“Unit Retainer” means that portion of the retainer payable to a Person eligible to participate in the Plan for serving as a Trustee or a Director, as applicable, that is not required to be paid to the Participant in cash and that the Participant may elect to have paid in the form of Phantom Units issued under the Plan;

(qq)	“U.S. Taxpayer” means a Participant who is a U.S. citizen or U.S. permanent resident for purposes of the Code or a Participant for whom the compensation subject to deferral under this Plan would otherwise be subject to U.S. taxation under the Code; and

(rr)	“Vested Units” has the meaning set forth in Section 5.4(g).

1.3	Interpretation

Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

1.4	Effective Date of the Plan

The effective date of the Previous Trustee Plan shall be June 16, 2003 (the “Effective Date”).

1.5	Amended and Restated Terms to Govern

This Plan will become effective as of January 1, 2006. This Plan amends and restates the Previous Trustee Plan text that was adopted by the Trustees on June 16, 2003. All issued and outstanding Phantom Units will be governed by the terms of this amended and restated Plan.

2.	ADMINISTRATION

2.1	Administration of the Plan

(a)	Except for those matters that cannot be delegated by the Trustees:

(i)	the Plan shall be administered by the Committee and, as the Plan applies to Director Participants, by the Committee at the direction of the Director Committee. The Committee shall have full authority to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, and to make such determinations as it deems necessary or desirable for the administration of the Plan; and

(ii)	all actions taken and decisions made by the Committee in this regard shall be final, conclusive, and binding on all parties concerned, including, but not limited to, the Trust, Fording, the Participants, and their legal representatives.

(b)	The power of the Trustees and/or the Committee to make fundamental amendments to the Plan is subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and the New York Stock Exchange) that require unitholder approval of fundamental amendments be obtained.

(c)	The Committee may, to the extent permitted by law, delegate any of its administrative responsibilities under the Plan and powers related thereto to one or more Persons including, without limitation, an officer of the Trust or Fording (the “Administrator”), and all actions taken and decisions made by such Administrator in this regard shall be final, conclusive, and binding on all parties concerned, including but not limited to, the Trust, Fording, the Participants, and their legal representatives. Effective January 1, 2006 the Administrator of the Plan is the Corporate Secretary of the Trust and Fording.

2.2	Determination of Value if Fording Units Not Publicly Traded

Should the Fording Units no longer be publicly traded at the relevant time such that the Award Market Value and/or the Distribution Market Value and/or the Redemption Value cannot be determined in accordance with the formulae set out in the definitions of those terms, or if, in the opinion of the Trustees, the market price at which Fording Units are publicly traded does not reflect the value of those securities at the relevant time, such values shall be determined by a qualified financial advisor selected by the Committee acting in good faith, or by the Committee and the Director Committee acting jointly in good faith.

2.3	Taxes and Other Source Deductions

(a)	Except as provided in this Section 2.3, neither the Trust nor Fording shall be liable for any tax imposed on any Participant as a result of amounts paid or credited to such Participant or securities issued to such Participant under this Plan.

(b)	The Trust, Fording or their respective subsidiaries or any or other affiliates controlled by either of them shall be authorized to deduct from any amount paid or credited hereunder such taxes and other amounts as it may be required by law to withhold, in such manner as it determines (the “Applicable Withholding Taxes”).

2.4	Information

(a)	Each Participant shall provide the Trust, Fording, the Committee, the Director Committee and the Administrator (all, as applicable) with all information they require in order to administer the Plan (“Participant Information”).

(b)	The Trust, Fording, the Committee, the Director Committee and the Administrator may from time to time transfer or provide access to Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Trust, Fording, or any subsidiaries or other affiliates controlled either of them in connection with the operation or administration of the Plan. The Trust or Fording may also transfer and provide access to Participant Information to any subsidiaries or other affiliates controlled by the Trust or Fording for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan costs. By Participating in the Plan, each Participant acknowledges that Participant Information may be so provided and agrees to its provision on the terms set forth herein.

(c)	Except as contemplated in this Section 2.4, the Trust, Fording, the Committee, the Director Committee and the Administrator shall not disclose the personal information of a Participant except in response to regulatory filing or other requirements for the information by a government authority, regulatory body, or a self-regulatory body in which the Trust participates in order to comply with applicable laws or for the purpose of complying with a subpoena, warrant or other order by a court, Person or body having jurisdiction over the Trust and/or such Persons to compel production of the information.

3.	FORDING UNITS SUBJECT TO THE PLAN
          3.1   Fording Units Subject to the Plan

(a)	The securities that may be acquired by Participants on a Payment Date pursuant to Section 5.4 shall consist of authorized but unissued Fording Units.

(b)	The number of Fording Units available for issuance hereunder shall be equal to approximately three percent (3%) of the total number of issued and outstanding Fording Units from time to time. On March 20, 2006 there were approximately 146,990,973 Fording Units issued and outstanding.

(c)	If any Phantom Unit granted under this Plan shall expire or terminate for any reason without having been redeemed for Fording Units, then any unissued Fording Units available for issuance hereunder to which such Phantom Unit relates shall be available for the purposes of being issued upon the future redemption of Phantom Units.

(d)	The number of Fording Units available for issuance pursuant to the Phantom Units granted to Insiders under this Plan together with any other compensation arrangement of the Trust or Fording (including, for this purpose, their respective successors and other affiliates controlled by either of them) that provides for the issuance of Fording Units from treasury, shall not exceed ten percent (10%) of the issued and outstanding Fording Units.

(e)	The number of Fording Units issued to Insiders under this Plan together with any other compensation arrangement of the Trust or Fording (including, for this purpose, their respective successors and other affiliates controlled by either of them) that provides for the issuance of Fording Units from treasury, shall not, within a one (1) year period, exceed ten percent (10%) of the issued and outstanding Fording Units.

4.	PLAN PARTICIPATION

4.1	Time of Election

Each Trustee and Director shall have the right, once each Award Year, to elect the portion of his or her Unit Retainer that the Trustee or Director, as applicable, wishes to have paid in the form of Phantom Units issued under the Plan by completing, signing and delivering to the Committee or the Administrator, a written election and acknowledgement in the form attached to the Plan as Schedule “A” (or, in the case of a U.S. Taxpayer, Schedule “A1”), or such similar form of election and acknowledgement acceptable to the Committee or the Administrator

(the “Election and Acknowledgement Form”). In order to make such election, the Trustee or Director must submit his or her Election and Acknowledgement Form as follows:

(a)	in the case of an existing Trustee or Director, not less than fifteen (15) days prior to the commencement of the Award Year in respect of which the election applies; or

(b)	in the case of a new Trustee or Director, as applicable, within twenty-one (21) days after his or her election or appointment, with such election to apply in respect of the Award Year during which such election or appointment is made.

Any such election shall be irrevocable.

If the Election and Acknowledgement Form is not so delivered within the time specified above, the Trust shall not credit any Phantom Units to the Participant’s Account in respect of the Award Year in question.

4.2	Participant’s Agreement to be Bound

Provided a Trustee or Director currently satisfies the Unit Ownership Guidelines, participation in the Plan is entirely voluntary and is at the discretion of the Trustee or Director. Should any Trustee or Director elect to participate in the Plan by electing to receive Phantom Units through delivery of an Election and Acknowledgement Form in the manner specified in Section 4.1 or otherwise, such election shall be construed as acceptance by the Trustee or the Director, as applicable, of the terms and conditions of the Plan, and all rules and procedures adopted hereunder, as amended, assigned or assumed from time to time in accordance with the terms hereof and the terms and conditions of the Unit Ownership Guidelines.

4.3	U.S. Taxpayers

Notwithstanding anything to the contrary in this Plan, the terms set out in Schedule “C” hereto will apply to a U.S. Taxpayer.

5.	PHANTOM UNITS

5.1	Grant of Phantom Units

(a)	All Phantom Units granted to a Participant in respect of an Award Year shall be credited to the Participant’s Account effective as of the Award Date for that grant.

(b)	In the case of an existing Director who participated in the Previous Director Plan and agreed to the cancellation of outstanding phantom units awarded thereunder in connection with the termination of the Previous Director Plan, a one-time grant of Phantom Units (including fractional Phantom Units) shall be credited to the Director’s Account in addition to any other Phantom Units granted pursuant to this Plan and the number of Phantom Units so granted shall be equal to the number of phantom units cancelled in connection with the termination of the Previous Director Plan (“Replacement Phantom Units”). For greater certainty, the Award Date in respect of Replacement Phantom Units shall be the first business day following the first annual general meeting of unitholders of the Trust held after January 1, 2006.

(c)	In the case of an existing Trustee or Director who has made an election pursuant to Section 4.1(a), the number of Phantom Units (including fractional Phantom Units) to be credited shall be determined by dividing (i) the amount of the Participant’s Unit Retainer for the applicable Award Year, expressed in dollars, that the Participant elects to receive in Phantom Units by (ii) the Award Market Value for the applicable Award Date.

(d)	In the case of a new Trustee or Director who has made an election pursuant to Section 4.1(b), the number of Phantom Units (including fractional Phantom Units) to be credited shall be determined by dividing (i) the amount of the Participant’s Unit Retainer for the applicable Award Year, expressed in dollars, that the Participant elects to receive in Phantom Units and pro-rated on the basis of length of time in the Plan during the Award Year by (ii) the Award Market Value for the applicable Award Date.

(e)	Notwithstanding any provision to the contrary herein, the Award Date of any Phantom Units credited to a Participant’s Account on or before January 1, 2006 shall be deemed to be the first Business Day following the first annual general meeting of unitholders of the Trust held after January 1, 2006.

5.2	Credits for Distributions

A Participant’s Account shall be credited with Distribution Equivalents as of each Distribution Payment Date. The number of such Distribution Equivalents to be credited to a Participant’s Account shall be computed by dividing: (a) the amount obtained by multiplying the amount of the distribution declared and paid per Fording Unit, expressed in dollars, by the number of Phantom Units recorded in the Participant’s Account on the Distribution Record Date, by (b) the Distribution Market Value, in respect of the distribution giving rise to the Distribution Equivalents, with fractions computed to three decimal places. Distribution Equivalents credited to a Participant’s Account in accordance with this Section 5.2 shall be deemed to have the same Award Date as the Phantom Units to which the Distribution Equivalents relate.

5.3	Reporting of Phantom Units

Statements of the Phantom Units in Participants’ Accounts will be provided to the Participants at least annually. Statements shall contain such information as the Committee may determine from time to time or as otherwise may be required by law.

5.4	Payments

(a)	On each Payment Date or Mandatory Payment Date, each Participant may elect to redeem the Phantom Units in his or her Account for Fording Units by delivering a signed and completed Distribution Election Form to the Committee or the Administrator. Subject to Section 5.4(i), once the Committee or the Administrator receives the signed and completed Distribution Election Form, the Committee or the Administrator will issue to such Participant (or the Participant’s legal representative in the case of the Participant’s death) that number of Fording Units that is equal to the number of Phantom Units recorded in the Participant’s Account on the applicable Payment Date that the Participant has elected to redeem. Any such Fording Units that are so issued will be issued as fully paid and non-assessable Fording Units. Fractional amounts will be paid in cash. Fording will reimburse the Trust for costs associated with issuing Fording Units to Director Participants.

(b)	On a Payment Date, excluding any Mandatory Payment Date, a Participant may elect to redeem all, or only a portion, of the Phantom Units in the Participant’s Account on such date.

(c)	On a Mandatory Payment Date, a Participant is required to redeem all of the applicable Phantom Units in the Participant’s Account on such date.

(d)	On each Payment Date, or Mandatory Payment Date, as the case may be, the Participant may, in respect of all the Phantom Units that the Participant has elected to redeem in the case of a Payment Date, or all of the Phantom Units in the Participant’s Account in the case of a Mandatory Payment Date, elect to receive, in lieu of the Fording Units that otherwise would be deliverable pursuant to the operation of paragraph (a) above, payment of the Redemption Value of such Phantom Units less Applicable Withholding Taxes. The cash payment shall be made by Fording, in the case of a Director, and by the Trust, in the case of a Trustee. Such election shall be made by the Participant by selecting the cash option on the Distribution Election Form.

(e)	If a Participant fails to deliver a Distribution Election Form to the Committee or the Administrator within ten (10) Business Days of a Mandatory Payment Date, such Participant will be deemed to have elected to redeem all of the Phantom Units in his or her Account for fully paid and non-assessable Fording Units in accordance with Section 5.4(a).

(f)	The Committee or the Administrator will use reasonably commercial efforts to ensure that delivery of the Fording Units pursuant to paragraph (a) or (e) (including, if applicable, cash on account of any fractional amounts) above or payment of the Redemption Value pursuant to paragraph (d) above, is made within ten (10) Business Days after the election or deemed election is made.

(g)	Notwithstanding paragraphs (a) through (f) above, where a Participant ceases to be a Trustee or a Director, as applicable, for any reason other than the death of the Participant, such Participant will only be entitled to receive the number of Fording Units, or at the election of the Participant, in lieu of such Fording Units, a payment of the Redemption Value of the Phantom Units in the form of a lump sum payment in cash less Applicable Withholding Taxes, in respect of (i) all of the Participant’s Replacement Phantom Units and

(ii) the Phantom Units, other than Replacement Phantom Units, that were credited to the Participant’s Account under Section 5.1 or Section 5.2 and that relate to the Participant’s service as Trustee or a Director, as applicable, prior to the Payment Date determined by reference to the formula set forth below (the “Non-Forfeited Component”).

For the purpose of this Section 5.4(g), the Non-Forfeited Component shall be equal to A + (B x C/ D) where:

A =	(i) the total number of Phantom Units recorded in the Participant’s Account that were credited to the Participant’s Account pursuant to Section 5.1 on an Award Date occurring prior to the Award Date for the Award Year in which the Participant ceased to be a Trustee or a Director, as applicable (the “Vested Units”) plus (ii) the total number of related Distribution Equivalents recorded in the Participant’s Account that were credited to the Participant’s Account pursuant to Section 5.2 in respect of the Vested Units;

B =	(i) the total number of Phantom Units recorded in the Participant’s Account on the Payment Date (excluding for this purpose, any Replacement Phantom Units) that were credited to the Participant’s Account pursuant to Section 5.1 on an Award Date occurring in the Award Year on which the Participant ceased to be a Trustee or a Director, as applicable (the “Contingent Units”) plus (ii) the total number of Distribution Equivalents recorded in the Participant’s Account that were credited to the Participant’s Account pursuant to Section 5.2 in respect of the Contingent Units;

C =	the total number of days during the Award Year that the Participant served as a Trustee or a Director, as applicable; and

D =	365 or, where the Payment Date occurs in a leap year, 366.

Any rights or entitlements attaching to or resulting from those Phantom Units or Distribution Equivalents awarded to the Participant pursuant to Section 5.1 or Section 5.2 that do not form part of the Non-Forfeited Component shall be forfeited and cancelled and thereafter shall cease to represent any right or entitlement of the Participant under the Plan.

(h)	Upon payment of any amount pursuant to this Section 5.4, in cash or Fording Units, as the case may be, the particular Phantom Units or Distribution Equivalents in respect of which such payment was made shall be cancelled and no further payments shall be made from the Plan in relation to such Phantom Units or Distribution Equivalents.

(i)	In accordance with Section 2.1(a), at the discretion of the Committee, Fording Units may be issued to a Participant, on redemption of Phantom Units in the manner provided for in this Article 5, net of Applicable Withholding Taxes by reducing the number of Fording Units issued by that number of Fording Units with a fair market value equal to the Applicable Withholding Taxes, and on such other conditions as the Committee, in its discretion may impose.

5.5	Adjustments to Phantom Units

In the event of the declaration of any subdivision, consolidation or distribution of Fording Units to its unitholders (excluding a distribution of Fording Units in accordance with the Trust’s distribution policy and excluding a distribution of Fording Units under any compensation arrangement of the Trust, Fording or any of their respective subsidiaries or other affiliates controlled by either of them, that contemplates the issuance of Fording Units from Treasury), or upon a capital reorganization, reclassification, exchange, or other change with respect to the Fording Units, or a consolidation, amalgamation, arrangement or other form of business combination of the Trust with another Person, or a sale, lease or exchange of all or substantially all of the property of the Trust or other distribution of the Trust’s assets to unitholders (other than in accordance with the Trust’s distribution policy), then the Account of each Participant and the Phantom Units outstanding under the Plan shall be adjusted in such manner, if any, as the Trustees, the Committee and the Director Committee, deem appropriate in order to preserve, proportionally the interests of Participants under the Plan.

6.	GENERAL

6.1	Amendment, Suspension, or Termination of Plan

(a)	The Trustees in respect of the application of the Plan to Trustee Participants, and the Trustees, at the direction of the Board of Directors, in respect of the application of the Plan to Director Participants, may from time to time amend the Plan in whole or in part without prior notice and may at any time suspend or terminate the Plan in the manner set forth at Section 6.1(c) below.

(b)	The power of the Trustees, the Board of Directors and/or the Committee to make fundamental amendments to the Plan is subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and the New York Stock Exchange) that require unitholder approval of such amendments be obtained. However, except as expressly set forth herein, no such amendment, suspension, or termination may adversely affect Phantom Units previously granted to a Participant at the time of such amendment without the consent of the affected Participant(s). Without limiting the generality of the foregoing, the Trustees may make the following types of amendments to the Plan without seeking unitholder approval:

(i)	amendments of a “housekeeping” nature; and

(ii)	amendments to the number of Fording Units issuable under the Plan, including a change to the fixed maximum percentages.

(c)	Notwithstanding Section 6.1(b), the Trustees may, in their discretion, elect to terminate the Plan as it applies to Trustee Participants. The Trustees, in consultation with the Board of Directors, may elect to terminate the Plan as it applies to Director Participants. In the event that the Trustees determine to terminate the Plan as it applies to Trustee Participants, Director Participants or both, the Trust will provide written notice to each Participant affected by such determination. Such notice shall also set out the Mandatory Payment Date resulting from such determination, which date must be not less than 30 days following the date the Trustees have determined to terminate the Plan. Each Participant, through its election to participate in the Plan, expressly acknowledges and agrees that the Trustees have the discretion to terminate the Plan at any time provided the provisions of this Section 6.1(c) are complied with.

(d)	The Plan will finally cease to operate for all purposes when the last remaining Participant receives payment in respect of all Phantom Units recorded in the Participant’s Account.

6.2	Compliance with Laws

The administration of the Plan shall be subject to and made in conformity with all applicable laws, regulations, policies, rules, notices and administrative practices (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and the New York Stock Exchange) that require unitholder approval of fundamental amendments be obtained. Should the Trustees or the Committee, or if applicable to a Director Participant, the Trustees or the Committee at the direction of the Board of Directors, determine, having regard to the above-noted applicable laws, regulations, policies, rules, notices and administrative practices, that it is not feasible or desirable to honour a Participant’s election to:
      (a)   have all or a portion of his or her Unit Retainer paid in the form of Phantom Units issued under the Plan; or
      (b)   have his or her Phantom Units redeemed for Fording Units,

the Trustees or the Committee may, in the case of this Section 6.2(a), refuse such election, or, in the case of this Section 6.2(b), satisfy the obligation in connection with such election by means of payment of the Redemption Value less any Applicable Withholding Taxes or in such other manner as the Committee, in its sole discretion, shall determine.

6.3	Reorganization of the Trust

The existence of any outstanding Phantom Units shall not affect in any way the right or power of the Trust or its unitholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Trust’s capital structure or its business, or any amalgamation, combination, merger or consolidation involving the Trust or to create or issue any bonds, debentures, units or other securities of the Trust or the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Trust or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

6.4	General Restrictions

Except as required by law or expressly contemplated herein, the rights of a Participant under the Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

6.5	Successors and Assigns

(a)	The Plan shall be binding on all successors and assigns of the Trust and Fording and in this regard, a successor to the Trust can assume the obligations of the Trust hereunder (including, if applicable, substituting its Units for the Fording Units for purposes of the Plan) upon notice to the Participants, provided such assumption has been authorized by the Trustees and Directors.

(b)	Participants acknowledge and agree that, in the event that the Arrangement is completed, among other things, the rights and obligations of the Trust under this Plan will be assigned to and assumed by the New Trust and thereafter, Phantom Units will be redeemable for units of the New Trust and references herein to Fording Units shall be read as references to such new units. For greater certainty, in the case of Phantom Units outstanding (“Former Phantom Units”) at the date the Arrangement is completed, the Former Phantom Units shall be cancelled and replaced by new Phantom Units to be granted by the New Trust on such basis, terms and conditions as the Trustees may determine as necessary to ensure that the holders of the Former Phantom Units will not be subject to taxation under the Income Tax Act (Canada) until units of the New Trust are received on redemption of the new Phantom Units issued in replacement of such Former Phantom Units.

6.6	No Right to Serve

(a)	Neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Participant a right to continued employment with or service to the Trust, Fording or any of their respective subsidiaries and other affiliates controlled by either of them, and such participation shall not interfere with the right of the Trust, Fording or any subsidiaries and other affiliates controlled by either of them, as applicable, to terminate the Participant’s employment or provision of service at any time.

(b)	Nothing in this Plan or the Participant’s opportunity to participate in this Plan shall be construed to provide the Participant with any rights whatsoever to participate or continue to participate in this Plan, or to compensation or damages in lieu of continued participation or the right to participate in this Plan upon the termination of the Participant as trustee, director, officer, or employee of the Trust, Fording or any subsidiaries or other affiliates controlled by either of them, for any reason whatsoever.

6.7	No Unitholder Rights

Under no circumstances shall Phantom Units be considered Fording Units or other securities of the Trust, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Fording Units or other securities of the Trust, nor shall any Participant be considered the owner of Fording Units by virtue of the award of Phantom Units, until and unless Fording Units have been issued to the Participant upon redemption of his or her Phantom Units.

6.8	Phantom Units Non-Transferrable

Phantom Units are non-transferrable (except to a Participant’s legal representative in the case of the Participant’s death).

6.9	Unfunded and Unsecured Plan

Unless otherwise determined by the Trustees in respect of the Trustee Participants, and the Board of Directors in respect of the Director Participants, the Plan shall be unfunded and the neither the Trust nor Fording will secure its obligations under the Plan. To the extent any Participant or the Participant’s legal representative holds any rights by virtue of a grant of Phantom Units under the Plan, such rights (unless otherwise determined by the Trustees and the Board of Directors, as applicable) shall be no greater than the rights of an unsecured creditor of the Trust or Fording.

6.10	No Other Benefit

(a)	No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of a Fording Unit, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

(b)	The Trust and Fording make no representations or warranties to Participants with respect to the Plan or the Phantom Units whatsoever. Participants are expressly advised that the value of any Phantom Unit in the Plan will fluctuate as the trading price of Fording Units fluctuates. Participants are further expressly advised that the amount of cash distributions that are paid in respect of Fording Units will vary.

(c)	In seeking the benefits of participation in the Plan, a Participant agrees to exclusively accept all risks associated with a decline in the market price of Fording Units and all other risks associated with the holding of Phantom Units.

6.11	Non-exclusivity of the Plan

The adoption of the Plan by the Trust and Fording shall not be construed as creating any limitations on the power or authority of the Trustees or the Directors to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Trustees and the Directors may deem necessary or desirable, or preclude or limit the continuation of any other plan, practice, or arrangement for the payment of compensation and other benefits to Trustees or Directors generally, or to any class or group of Trustees or Directors, that the Trust or Fording, as applicable, has lawfully put into effect.

6.12	Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein, without regard to principles of conflict of laws.

6.13	Currency

All amounts paid or values to be determined under the Plan shall be in Canadian dollars.

6.14	Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from this Plan.
[Remainder of Page Intentionally Left Blank]

SCHEDULE “A”
FORDING CANADIAN COAL TRUST/ FORDING (GP) ULC
JOINT PHANTOM UNIT PLAN
ELECTION AND ACKNOWLEDGEMENT FORM

1.	I have [ ___________] or have not [ ___________] met my Unit Ownership Guidelines.

Note:	If you have not met your Unit Ownership Guidelines, you must elect to receive your Unit Retainer in Phantom Units until you have met your Unit Ownership Guidelines, after which you may elect to receive all or any percentage of your Unit retainer in cash.

2.	I elect to receive my Unit Retainer for the _____________________________ [Year] Award Year as follows:

A.	% in Phantom Units

B.	% in cash

Note:	The total amount of A and B must equal 100%. You must elect in increments of 10% under A and B.

3.	I acknowledge that:

(a)	I am not a U.S. Taxpayer;

(b)	I am responsible for complying with the Unit Ownership Guidelines;

(c)	I have received and reviewed a copy of the Plan and in the event I elect to receive Phantom Units, I agree to be bound by the terms and conditions of the Plan;

(d)	upon receipt of this election and acknowledgement by the Committee or the Administrator on or before ___________________________________ [Date], the number of Phantom Units determined pursuant to the terms of the Plan that my election in paragraph 1 herein result from, will be credited to my Account under the Plan;

(e)	my election in paragraph 2 herein is subject to the terms of the Plan and is irrevocable;

(f)	I will be liable for income tax when Fording Units or, at my election, a cash payment is paid out of the Plan to me in accordance with the terms of the Plan, that neither the Trust nor Fording has provided me with any tax advice with respect to the Plan or the elections I have made in paragraph 2 herein, and that I should confirm the tax treatment with my own tax advisor;

(g)	If I elect to receive a lump sum cash payment, the Redemption Value of a Phantom Unit is based on the trading price of a Fording Unit and is thus not guaranteed and, accordingly, the eventual cash value of a Phantom Unit on the applicable Payment Date may be higher or lower than the value of the Phantom Unit at the time it was allocated to my Account;

(h)	the amount of cash distributions paid on Fording Units will vary and is not guaranteed;

(i)	no funds will be set aside to guarantee the payment of Phantom Units and future payment of Phantom Units will remain an unfunded liability on the books of the Trust or Fording unless the Trust and/or Fording change their practice in this regard;

(j)	Phantom Units are payable in the form of Fording Units or, at my election, can be redeemed for their Redemption Value (less any Applicable Withholding Taxes) in accordance with the terms of the Plan.

4.	I further acknowledge that as a Participant of the Plan, I am required to provide the Trust, the Committee, the Director Committee (if applicable) and the Administrator with all information (including personal information) required to administer and operate the Plan and I hereby consent to the collection or use of all such information by the Trust, the Committee, the Director Committee (if applicable) and the Administrator. I understand that the Trust, the Committee, the Director Committee (if applicable) and the Administrator may from time to time transfer or provide access to such information to (i) third party service providers for purposes of the administration of the Plan and, (ii) any subsidiaries or other affiliates controlled by the Trust for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan costs, and that such Persons will be provided with such information for such purposes only. I also understand that the Trust, the Committee, the Director Committee (if applicable) and the Administrator may from time to time disclose personal information about me in response to regulatory filing or other requirements for the information by a regulatory body or a self-regulatory body in which the Trust participates, or for the purpose of complying with a subpoena, warrant or other order by a court, Person or body having jurisdiction to compel production of the information, or as otherwise required by law. I acknowledge that withdrawal of the consent at any time may result in a delay in the administration of the Plan or in the inability of the Trust, Fording, the Committee or the Administrator to deliver a cash payment or Fording Units to me in respect of the value of any Phantom Units under the Plan.

Signature

Name (please print)

Date
      All capitalized terms used in this Election and Acknowledgement Form have the meaning attributed to them in the Plan.
      In the event of any conflict between the information in this Election and Acknowledgement Form and the governing Plan document, the Plan document will prevail.

SCHEDULE “A1”
FORDING CANADIAN COAL TRUST/ FORDING (GP) ULC
JOINT PHANTOM UNIT PLAN
ELECTION AND ACKNOWLEDGEMENT FORM FOR U.S. TAXPAYERS

1.	I have [ ___________] or have not [ ___________] met my Unit Ownership Guidelines.

Note:	If you have not met your Unit Ownership Guidelines, you must elect to receive your Unit Retainer in Phantom Units until you have met your Unit Ownership Guidelines, after which you may elect to receive all or any percentage of your Unit retainer in cash.

2.	I elect to receive my Unit Retainer for the [ _____________________________] [Year] Award Year as follows:

A.	% in Phantom Units

B.	% in cash

Note:	The total amount of A and B must equal to 100%. You must elect in increments of 10% under A and B.

3.	I acknowledge that the Phantom Units are payable in the form of Fording Units or, at my election, their Redemption Value is payable as a lump sum cash payment in accordance with the terms of the Plan and I hereby irrevocably elect to receive payment, subject to the terms of the Plan, as soon as practicable (but in any event within thirty (30) days) of the earlier of the following dates:

(a)	___________________________________ [Insert specific day, month and year];

(b)	the date of my death; or

(c)	the date I cease to be a Trustee or Director, as applicable, for any reason other than death but if I become an employee of the Trust, Fording or any subsidiaries of other affiliates controlled by the Trust, the later of the date I cease to be a Trustee or Director, as applicable, for any reason other than death and the date I cease to be an employee of the Trustees, Fording and subsidiaries of other affiliates controlled by the Trust.

Notwithstanding any provision to the contrary in this Election and Acknowledgement Form or the Plan, the redemption of the Phantom Units in my Account will be delayed for six (6) months following my separation from service if I am considered a “specified employee” (as determined under Section 409A of the Code) regardless of my election.

4.	I acknowledge that:

(a)	I am currently a U.S. Taxpayer;

(b)	I am responsible for complying with the Unit Ownership Guidelines;

(c)	I have received and reviewed a copy of the Plan and in the event I elect to receive Phantom Units, I agree to be bound by the terms and conditions of the Plan;

(d)	upon receipt of this election and acknowledgement by the Committee or the Administrator on or before ___________________________________ [Date], the number of Phantom Units determined pursuant to the terms of the Plan that result from my election in paragraph 1 herein will be credited to my Account under the Plan;

(e)	my elections in paragraphs 2 and 3 herein are subject to the terms of the Plan and are irrevocable;

(f)	neither the Trust nor Fording has provided me with any tax advice with respect to the Plan or the election I have made in paragraph 2 herein, and that I should confirm the tax treatment with my own tax advisor;

(g)	if I elect to receive a lump sum cash payment, the Redemption Value of a Phantom Unit is based on the trading price of a Fording Unit and is thus not guaranteed and, accordingly, the eventual cash value of a Phantom Unit on the applicable Payment Date may be higher or lower than the value of the Phantom Unit at the time it was allocated to my Account;

(h)	the amount of cash distributions paid on Fording Units will vary and is not guaranteed; and

(i)	no funds will be set aside to guarantee the payment of Phantom Units and future payment of Phantom Units will remain an unfunded liability on the books of the Trust or Fording, as applicable, unless the Trust and/or Fording change their practice in this regard.

5.	I further acknowledge that as a Participant of the Plan, I am required to provide the Trust, the Committee, the Director Committee (if applicable) and the Administrator with all information (including personal information) it requires to administer and operate the Plan and I hereby consent to the collection of all such information by the Trust, the Committee, the Director Committee (if applicable) and the Administrator. I understand that the Trust, the Committee, the Director Committee (if applicable) and the Administrator may from time to time transfer or provide access to such information to (i) third party service providers for purposes of the administration of the Plan and, (ii) any subsidiaries or other affiliates controlled by the Trust for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan costs and that such Persons will be provided with such information for such purposes only. I also understand that the Trust, the Committee, the Director Committee (if applicable) and the Administrator may from time to time disclose personal information about me in response to regulatory filing or other requirements for the information by a regulatory body or a self-regulatory body in which the Trust participates, or for the purpose of complying with a subpoena, warrant or other order by a court, Person or body having jurisdiction to compel production of the information, or as otherwise required by law. I acknowledge that withdrawal of the consent at any time may result in a delay in the administration of the Plan or in the inability of the Trust, Fording, the Committee or the Administrator to deliver a cash payment or Fording Units to me in respect of the value of any Phantom Units under the Plan.

Signature

Name (please print)

Date
      All capitalized terms used in this Election and Acknowledgement Form have the meaning attributed to them in the Plan.
      In the event of any conflict between the information in this Election and Acknowledgement Form and the governing Plan document, the Plan document will prevail.

SCHEDULE “B”
FORDING CANADIAN COAL TRUST/ FORDING (GP) ULC
JOINT PHANTOM UNIT PLAN
DISTRIBUTION ELECTION FORM
TO: FORDING CANADIAN COAL TRUST

1.	Subject to the terms of the Plan, I hereby irrevocably elect to redeem _________________ [number] Phantom Units effective on _________________ [Date] (the “Payment Date”).

2.	I further irrevocably elect to have the aforesaid Phantom Units, or any Phantom Units that are payable, paid to me by way of [check one]:
            ☐  newly-issued Fording Units; or
            ☐  a lump sum payment in cash

Please cause any Fording Units to be delivered in accordance with my election in paragraph 2 herein to be registered as follows:

Name:

Address:

3.	I understand that the certificates for any Fording Units issuable to me pursuant to the Plan and this Distribution Election Form, less any Applicable Withholding Taxes, if applicable, will be forwarded to me at the address above by the Trust’s transfer agent by registered mail. Any fractional Fording Units shall be paid in a lump sum payment in cash.

4.	I understand that any lump sum payment in cash owing to me pursuant to this Distribution Election Form, less Applicable Withholding Taxes, will be forwarded to me at the address above in the form of a cheque from the Trust or Fording, as applicable, by registered mail.

Witness Signature	Signature

Witness Signature (please print)	Name (please print)

Date
      All capitalized terms used in this Distribution Election Form have the meaning attributed to them in the Plan.
      In the event of any conflict between the information in this Distribution Election Form and the governing Plan document, the Plan document will prevail.

SCHEDULE “C”
PLAN PROVISIONS APPLICABLE TO U.S. TAXPAYERS
      The provisions of this Schedule “C” apply to a U.S. Taxpayer notwithstanding anything to the contrary in the Plan. All capitalized terms used in this Schedule “C” have the meaning attributed to them in the Plan.

1.	Notwithstanding the provisions of Section 4.1 of the Plan, U.S. Taxpayers must complete and return the election contemplated by Section 4.1 for U.S. Taxpayers (the “Initial Election”) prior to the end of the calendar year preceding the calendar year in which the Unit Retainer is earned or, in the case of a U.S. Taxpayer who is a newly elected or appointed Director or Trustee, subject to the plan aggregation rules under Section 409A of the Code, as soon as practicable, and in any event no later than twenty-one (21) days, after such U.S. Taxpayer’s election or appointment, with such election to apply in respect of that portion of the Unit Retainer for the calendar year of election or appointment that is earned after the relevant Election and Acknowledgement Form is completed and returned by the U.S. Taxpayer.

2.	Notwithstanding the provisions of Section 5.1(b) of the Plan, phantom units awarded to a U.S. Taxpayer under the Previous Director Plan that were required under the terms of that plan to be redeemed in 2006 shall be redeemed by the U.S. Taxpayer in accordance with the terms of the Previous Director Plan. No Phantom Units shall be granted in respect of such phantom units.

3.	The payment procedures outlined in Section 5.4(a) of the Plan do not apply to U.S. Taxpayers. Rather, a U.S. Taxpayer (or the U.S. Taxpayer’s legal representative in the case of the U.S. Taxpayer’s death) shall receive Fording Units or, at the election of the U.S. Taxpayer or the U.S. Taxpayer’s legal representative, as applicable, payment of the Redemption Value of Phantom Units recorded in the U.S. Taxpayers’ Account in the form of a lump sum payment in cash less Applicable Withholding Taxes, at the earlier of the following dates: (a) the date designated by the U.S. Taxpayer in the Initial Election; (b) the date of the U.S. Taxpayer’s death; or (c) the date the U.S. Taxpayer ceases to be a Trustee or Director, as applicable, for any reason other than death but if the U.S. Taxpayer becomes an employee of Fording or any of its affiliates, the later of the date the U.S. Taxpayer ceases to be a Trustee or Director, as applicable, for any reason other than death and the date the U.S. Taxpayer ceases to be an employee of Fording and its affiliates. Notwithstanding any provision to the contrary herein, the payment of Fording Units or, at the election of the U.S. Taxpayer or the U.S. Taxpayer’s legal representative, as applicable, the Redemption Value of Phantom Units recorded in a U.S. Taxpayer’s Account less Applicable Withholding Taxes will be delayed for six (6) months following separation from service of a “specified employee” (as determined under Section 409A of the Code) regardless of the U.S. Taxpayer’s election.

4.	The election to receive payment in cash shall be made by a U.S. Taxpayer or a U.S. Taxpayer’s legal representative, as applicable, in a form acceptable to the Committee within ten (10) Business Days of the earlier of the above noted dates. If no election as to form of payment is made by this time, such U.S. Taxpayer or U.S. Taxpayer’s legal representative, as applicable, shall be deemed to have elected to redeem the Phantom Units in the U.S. Taxpayer’s Account for fully paid and non-assessable Fording Units.

5.	Notwithstanding Section 6.1 of the Plan, any amendments to the Plan and to this Schedule “C” deemed reasonably necessary by the Board to comply with Section 409A of the Code and related authority shall be permitted without the consent of Participants, provided, however, that no such amendment shall cause the Plan to cease to be governed by Section 7 of the Income Tax Act (Canada).

6.	Notwithstanding Section 6.1 of the Plan, the Plan may not be amended, suspended or terminated in a way that has the effect of accelerating payments to U.S. Taxpayers contrary to the provisions of Section 409A of the Code.

7.	All provisions of the Plan shall continue to apply to a U.S. Taxpayer to the extent they have not been specifically modified by this Schedule “C”.

APPENDIX “E”
INTERIM ORDER
Action No. 0601-04043
IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING 1231207 ALBERTA ULC, FORDING CANADIAN COAL TRUST, FORDING CANADIAN COAL ROYALTY TRUST, THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST, THE UNITHOLDERS OF FORDING CANADIAN COAL ROYALTY TRUST, FORDING LLC, FORDING (GP) ULC, FORDING LIMITED PARTNERSHIP, AND CERTAIN SUBSIDIARIES OF THE AFOREMENTIONED ENTITIES

BEFORE THE HONOURABLE	)	At the Court House, at the City of Calgary,
MR. JUSTICE LOVECCHIO	)	in the Province of Alberta, on Wednesday
IN CHAMBERS	)	the 29th day of March, 2006
INTERIM ORDER
UPON the application of the Petitioner, 1231207 Alberta ULC (“Arrangement Co.”); AND UPON hearing counsel for the Petitioner, no one appearing for the Executive Director appointed under the Securities Act, R.S.A. 2000, c.S-4, as amended (the “Executive Director”), although notified of this application; AND UPON reading the Affidavit of Mr. Michael A. Grandin sworn March 28th, 2006 and filed herein;
IT IS HEREBY ORDERED THAT:
The Meeting

1.	Fording Canadian Coal Trust (the “Trust”) may call, hold and conduct an annual and special meeting (the annual and special meeting and any adjournment or postponement thereof is hereafter referred to as the “Meeting”) of the holders of units (the “Units”) of the Trust (the “Unitholders”), to be held at The Fairmont Palliser Hotel, 133 – 9th Avenue S.W., Calgary, Alberta in the Alberta Room at 11:00 a.m. (Mountain Time) on Tuesday, May 2, 2006 to, among other things:

(a)	consider and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”) with, among others, the following terms:

(i)	authorizing the trustees of the Trust (the “Trustees”) to vote the common shares of Arrangement Co. in favour of, and to undertake such other actions as are required to give effect to, an arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act, R.S.A. 2000 c. B-9, as amended (the “ABCA”), substantially on the terms set forth in the Plan of Arrangement (the “Plan of Arrangement”) which forms part of Exhibit “A” to the Affidavit of Michael A. Grandin sworn on March 28, 2006, with such additions, deletions or modifications to the Plan of Arrangement as are permitted by the Plan of Arrangement and as the Trustees in their sole discretion deem appropriate, subject to the limitations set forth in the Arrangement Resolution;

(ii)	authorizing and approving the continuance of Fording (GP) ULC under the ABCA and any amendment to the Memorandum and Articles of Association of Fording (GP) ULC necessary or advisable to give effect to such continuance;

(iii)	authorizing and approving the amendments to the amended and restated declaration of trust of the Trust dated August 24, 2005, as amended, (the “Declaration of Trust”) which are, in the view of the Trustees, necessary or advisable to give effect to the Arrangement; and

(iv)	authorizing and approving any amendments to the Trust’s unit based compensation arrangements which are necessary or advisable to give effect to Arrangement.

2.	The Meeting shall be called, held and conducted in accordance with the Notice of Annual and Special Meeting of Unitholders (the “Notice of Annual and Special Meeting”), which forms part of Exhibit “A” to the Affidavit of Michael A. Grandin, the Declaration of Trust, the terms of this Interim Order, any further order of this Court and the rulings and directions of the Chair of the Meeting, and, to the extent of any inconsistency or discrepancy between this Interim Order and the Declaration of Trust, this Interim Order shall govern.

3.	The record date for determination of the Unitholders entitled to receive the Notice of Annual and Special Meeting, the management information circular of the Trust to be used in connection with the Meeting (the “Circular”) and the form of proxy prepared in connection with the Meeting (collectively, the “Meeting Materials”) shall be at 2:00 p.m. (Mountain Time) on March 20, 2006 (the “Record Date”).

4.	The Meeting Materials, with such amendments or additional documents as counsel for the Petitioner may advise are necessary or desirable and are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)	registered Unitholders and non-registered Unitholders resident in Canada who have not objected to the release of their name, address and Unit ownership information to the Trust of record at 2:00 p.m. (Mountain Time) on the Record Date, at least 21 days prior to the date of the Meeting, excluding the date of mailing, delivery or transmittal and the date of the Meeting, by prepaid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such Unitholder at his, her or its address, as shown on the books or records of the Trust on the Record Date or on the non-objecting beneficial owner list provided to the Trust by intermediaries pursuant to National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), as applicable;

(b)	non-registered Unitholders resident in Canada who have objected to the release of their name, address and Unit ownership information to the Trust and all non-registered Unitholders resident outside of Canada of record at 2:00 p.m. (Mountain Time) on the Record Date, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees in accordance with procedures and timing requirements prescribed by NI 54-101;

(c)	the Trustees, the Trust’s auditors (“Auditors”) and the Executive Director by mailing the Meeting Materials by prepaid, ordinary mail to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting; and

(d)	The provincial and territorial securities commissions in Canada, the Securities and Exchange Commission in the United States, the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), by electronically filing the Meeting Materials via the System for Electronic Document Analysis and Retrieval in Canada (“SEDAR”) and the Electronic Data Gathering, Analysis and Retrieval System in the United States (“EDGAR”) at least 21 days prior to the date of the Meeting, excluding the date of filing and the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

5.	The only persons entitled to attend the Meeting are:

(a)	Unitholders or their proxies as evidenced by a validly completed form of proxy prepared specifically for use at the Meeting or such other proper form of proxy prepared for use at the Meeting which is acceptable to the transfer agent of the Trust (an “Alternative Form of Proxy”);

(b)	directors and officers of affiliates of the Trust, the Trustees, officers of the Trust, the Auditors and the professional advisors to the Trust and its affiliated entities;

(c)	the Executive Director; and

(d)	other persons with the permission of the Chair of the Meeting.

6.	Those persons entitled to vote at the Meeting shall be Unitholders of record as at 2:00 p.m. (Mountain Time) on the Record Date, or their respective proxies as evidenced by a validly completed form of proxy prepared specifically for use at the Meeting or as evidenced by an Alternative Form of Proxy.

7.	The accidental failure or omission to give notice of the Meeting to any one or more Unitholders or other persons entitled to receive notice of the Meeting as aforesaid, or any failure or omission to give notice as a result of events beyond the reasonable control of the Trust (including, without limitation, any inability to utilize postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting including, for certainty, the Arrangement Resolution.

8.	Notice of any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to Unitholders by press release, newspaper advertisement or by notice to Unitholders by prepaid ordinary mail to persons specified in paragraphs 4(a) and 4(b) herein, or by such other means as are determined to be the most appropriate method of communication by the Trustees in the circumstances.

9.	The quorum required at the Meeting shall be two individuals present at the opening of the Meeting being Unitholders or persons representing Unitholders by proxy who hold in the aggregate not less than 10% of the votes attached to all outstanding Units provided that, if no quorum is present within 30 minutes of the time fixed for the Meeting, the Meeting shall stand adjourned to be reconvened on a day which is not less than ten days after the date of the Meeting, as determined by the Chair of the Meeting, in the Chair’s sole discretion, and at such reconvened meeting, those persons present in person or by proxy entitled to vote at such meeting will constitute a quorum for the reconvened meeting and any business may be brought before or dealt with at such reconvened meeting which might have been brought before or dealt with at the Meeting in accordance with the Notice of Annual and Special Meeting.

10.	Unitholders present or represented by proxy at the Meeting shall vote together on the Arrangement Resolution as a single class.

11.	The votes shall be taken at the Meeting on the basis of one vote per Unit and, subject to further order of this Court, the vote required to pass the Arrangement Resolution shall be the affirmative vote of at least 66 2/3 % of the votes cast in respect of the Arrangement Resolution by the Unitholders present or represented by proxy at the Meeting and for this purpose any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

12.	The Trustees on behalf of the Trust, if deemed advisable, may adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Unitholders respecting the adjournment or postponement and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Unitholders by prepaid ordinary mail to the persons specified in paragraphs 4(a) and 4(b) herein, or by such other means as determined to be the most appropriate method of communication by the Trustees in the circumstances.

13.	The Meeting Materials, and, if applicable, any amendments, updates or supplements to any of the Meeting Materials, and any notice of any adjournment or postponement of the Meeting, shall be deemed to have been received by the Unitholder three days after delivery thereof to the post office.

14.	In accordance with the Plan of Arrangement and the Arrangement Resolution, the Trustees on behalf of the Trust may make such amendments, modifications, revisions or supplements to the Plan of Arrangement prior to the Effective Time as are permitted under its terms and as the Trustees, in their sole discretion, determine to be appropriate, without any additional notice to the Unitholders, unless this Honourable Court shall direct otherwise.

15.	The scrutineer for the Meeting shall be Computershare Trust Company of Canada (acting through its representatives for that purpose) and its duties shall include:

(a)	invigilating and reporting to the Chair of the Meeting on the deposit and the validity of the proxies;

(b)	reporting to the Chair of the Meeting on the quorum of the Meeting;

(c)	reporting to the Chair of the Meeting on the polls taken or ballots cast at the Meeting; and

(d)	providing to the Trustees and to the Chair written reports on matters related to their duties.

16.	The only proxies to be counted at the Meeting shall be those on completed forms of proxy prepared for purposes of the Meeting, or proxies on an Alternative Form of Proxy, and Unitholders shall be entitled to complete such proxies. The Trust is hereby authorized to use the form of proxy for Unitholders in substantially the same form as is attached as part of Exhibit “A” to the Affidavit of Michael A. Grandin and is authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees (and employees of its affiliates), and through such agents or representatives as it may retain for that purpose, by mail, telephone or such other forms of personal or electronic communication as it may determine.

17.	The procedure for the use of proxies at the Meeting, the communication of voting instructions by Unitholders to their intermediaries or Computershare Trust Company of Canada and the revocation of such proxies and voting instructions shall be as set out in the Meeting Materials or as the Chair of the Meeting shall determine.

18.	The Trust may waive generally any time limits for the deposit of proxies or communication of voting instructions by the Unitholders, if the Trustees in the exercise of their discretion deem it advisable to do so.
Dissent Rights

19.	Unitholders shall be afforded rights of dissent and valuation with respect to their Units in connection with the Arrangement, substantially as provided in section 191 of the ABCA as though their Units were shares in a corporation governed by the ABCA, as modified by the terms of the Plan of Arrangement and this Order, including without limitation that:

(a)	only those Unitholders who held Units at 5:00 p.m. (Mountain Time) on the Record Date will be entitled to dissent in respect of the Arrangement. Unitholders acquiring Units after such time will not be afforded rights of dissent in respect of the Arrangement;

(b)	to be entitled to dissent a Unitholder must be a Unitholder of record and must deliver a written objection to the Arrangement Resolution on or before 10:00 a.m. (Mountain Time) on Friday, April 28, 2006, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment or postponement of the Meeting, to the Trust, c/o Computershare Trust Company of Canada, Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 (Attention: Stock Transfer Services), by personal delivery, courier or mail, with copies to: (1) the Trust Secretary at Suite 1000, Fording Place, 205 – 9th Avenue S.E., Calgary, Alberta, T2G 0R3; and (2) Osler, Hoskin & Harcourt LLP, Attention: Tristram J. Mallett, Suite 2500, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1;

(c)	any registered Unitholder who sends a written objection in accordance with subparagraph 19(b) herein is hereby prohibited from transferring, conveying, selling or tendering his, her or its Unit(s) to any third party or otherwise dealing with such Units other than for purposes of exercising the dissent rights set forth herein or for the purposes of participating in the Plan of Arrangement;

(d)	a dissenting Unitholder shall be entitled to receive the fair value for their Units from the New Trust in cash or, at the option of the New Trust, in New Units or a combination of cash and New Units, provided that if the New Trust elects to issue New Units in satisfaction, in whole or in part, of its obligation to pay fair value, the New Units are at the time of payment listed and posted for trading on a North American stock exchange or quotation system. For certainty, the obligation to pay a dissenting Unitholder the fair value for his, her or its Units shall be an obligation of the New Trust, not the Trust, and a dissenting Unitholder shall have no right to request, demand, make a claim for or otherwise seek payment in any manner whatsoever of such fair value from the Trust. Where the New Trust elects to pay fair value in New Units, whether in whole or in part, the New Trust shall also pay to such dissenting Unitholder an amount on account of the reasonable ordinary course brokerage charges to be incurred by a holder in disposing of a comparable number of New Units through the market. The number of New Units issuable by the New Trust to a dissenting Unitholder in lieu of making a cash payment, if such option is exercised, shall be determined by reference to the weighted average closing price as quoted on the TSX (or, if the New Units are not then listed and posted for trading on the TSX, on another North American Stock Exchange or quotation system), for the five trading days immediately preceding the date of the judicial determination of value, or acceptance by the dissenting Unitholder of an offer to pay under subsection 191(10) of the ABCA; and

(e)	a dissenting Unitholder’s rights will be reinstated where:

(i)	the Trust has received written notice from the dissenting Unitholder that such dissenting Unitholder wishes to withdraw or abandon his, her, or its dissent in which case such Unitholder shall participate in the Arrangement in the same manner as other non-dissenting Unitholders;

(ii)	the Trustees elect not to proceed with the Arrangement; or

(iii)	the application by Arrangement Co to this Court for the Final Order (as defined herein) is refused and all appeal rights in respect of such refusal have been exhausted without success.

20.	The right of Unitholders to dissent with respect to the Arrangement Resolution and the right to paid the fair value for their Units substantially in accordance with the provisions of section 191 of the ABCA as modified by this Interim Order and the Plan of Arrangement is sufficiently described in the Circular and notice to Unitholders of the right to dissent with respect to the Arrangement Resolution will be satisfied by delivery of the Circular in accordance with paragraphs 4(a), 4(b), and 13 of this Interim Order.
Service of Court Materials

21.	For the purposes of this Interim Order, service of the Petition herein and the Affidavit of Michael A. Grandin only on the Executive Director is hereby confirmed as good and sufficient service and service on any other person except as provided in this Interim Order is hereby dispensed with.

22.	The Trust shall include in the Meeting Materials a copy of the form of this Interim Order and the Notice of Petition (collectively, the “Court Materials”), and the Court Materials shall be deemed to have been received by the Unitholders at the times specified in accordance with paragraph 13 herein, whether those persons reside within Alberta or within another jurisdiction.

23.	The sending of the Court Materials shall constitute good and sufficient service of the within proceedings upon all persons who are entitled to receive notice and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.
Application for Final Order

24.	Upon approval by the Unitholders of the Arrangement, in the manner set forth in this Interim Order, the Petitioner may apply to this Court for an order approving the Arrangement (the “Final Order”), which application shall be heard at the Courthouse on May 3, 2006 at 1:30 p.m. (Mountain Time), or so soon thereafter as counsel may be heard.

25.	Any person desiring to appear at the hearing of the application for the Final Order shall file with the Court and deliver to the Petitioner’s solicitors: Osler, Hoskin & Harcourt LLP, Suite 1900, 333 – 7th Avenue SW, Calgary, Alberta, T2P 2Z1, Attention: Tristram J. Mallett, a Notice of Intention to Appear together with a copy of any evidence or material which is to be presented to the Court at the hearing of the application for the Final Order, on or before 4:30 p.m. (Mountain Time) on May 1, 2006.

26.	In the event that a favourable Advance Tax Ruling is not obtained from CRA by May 2, 2006, the hearing for the Final Order may be adjourned. If the application for the Final Order is adjourned for any reason, only those persons who delivered a Notice of Intention to Appear as provided for in this Interim Order shall be served with notice of the adjourned hearing date. The adjourned hearing date shall be made known to all other persons by way of a press release to be issued by the Trust.

Variation of Interim Order

27.	The Petitioner shall be entitled, at any time, to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

“Mr. Justice S.J. LoVecchio”

J.C.C.Q.B.A.
ENTERED this 29th day of March, 2006
“V.A. Brandt” (Court Seal)

CLERK OF THE COURT

Action No: 0601-04043

IN THE COURT OF QUEEN’S BENCH
OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING 1231207 ALBERTA ULC, FORDING CANADIAN COAL TRUST, FORDING CANADIAN COAL ROYALTY TRUST, THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST, THE UNITHOLDERS OF FORDING CANADIAN COAL ROYALTY TRUST, FORDING LLC, FORDING (GP) ULC, FORDING LIMITED PARTNERSHIP, AND CERTAIN SUBSIDIARIES OF THE AFOREMENTIONED ENTITIES

_______________________________________

INTERIM ORDER

_______________________________________

Osler, Hoskin & Harcourt llp
Barristers and Solicitors
Suite 2500, 450 – 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

Solicitor: Tristram J. Mallett
Telephone: (403) 260-7041
Facsimile: (403) 260-7024
Our Matter Number: 1052530

APPENDIX “F”
NOTICE OF PETITION
Action No. 0601-04043
IN THE COURT OF QUEEN’S BENCH OF ALBERTA
JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING 1231207 ALBERTA ULC, FORDING CANADIAN COAL TRUST, FORDING CANADIAN COAL ROYALTY TRUST, THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST, THE UNITHOLDERS OF THE FORDING CANADIAN COAL ROYALTY TRUST, FORDING LLC, FORDING (GP) ULC, FORDING LIMITED PARTNERSHIP, AND CERTAIN SUBSIDIARIES OF THE AFOREMENTIONED ENTITIES
NOTICE OF PETITION
      NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of 1231207 Alberta ULC (“Arrangement Co.”) with respect to a proposed arrangement (the “Arrangement”) under section 193 of the Alberta Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving Arrangement Co., the Fording Canadian Coal Trust (the “Trust”) and its unitholders (“Unitholders”), the Fording Canadian Coal Royalty Trust (the “New Trust”) and its unitholders (also “Unitholders”), Fording LLC, Fording (GP) ULC, Fording Limited Partnership, and certain subsidiaries of such entities, which Arrangement is described in greater detail in the management information circular of the Trust dated March 31, 2006 (the “Circular”) accompanying this Notice of Petition.
      AND NOTICE IS FURTHER GIVEN that the said Petition is directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, 611 – 4th Street S.W., Calgary, Alberta (the “Court”), on the 3rd day of May, 2006, at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. At the hearing of the Petition, Arrangement Co. intends to seek the following:

(a)	an order approving the Arrangement pursuant to section 193 of the ABCA; and

(b)	such other and further orders, declarations and directions as the Court may deem just.
      Any Unitholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. Any Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court, and serve upon Arrangement Co. on or before 4:30 p.m. (Calgary time) on May 1, 2006, a Notice of Intention to Appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court. Service on Arrangement Co. is to be effected by delivery to Osler, Hoskin & Harcourt LLP, Suite 2500, 450 – 1st Street S.W., Calgary, AB T2P 5H1 Attention: Tristram J. Mallett. If any Unitholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.
      AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Arrangement Co. and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court at the hearing of the application shall be served with notice of the adjourned date.
      AND NOTICE IS FURTHER GIVEN that the Court, by Order dated March 29, 2006, has given directions as to the calling of a meeting of Unitholders for the purpose of having Unitholders consider and, if deemed advisable, pass a special resolution to approve the Arrangement and has directed that the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Order, shall be applicable for registered Unitholders.

F-1

      AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Unitholder or other interested party requesting the same by the under mentioned solicitors for Arrangement Co. upon written request delivered to such solicitors as follows:

Osler, Hoskin & Harcourt LLP Suite 2500, 450 – 1st Street S.W. Calgary, Alberta T2P 5H1 Attention: Tristram J. Mallett
DATED at the City of Calgary, in the Province of Alberta, this 31st day of March, 2006.

BY ORDER OF THE SOLE DIRECTOR OF
1231207 ALBERTA ULC

By:	“Michael A. Grandin”

Name: Michael A. Grandin
Title: Director

F-2

APPENDIX “G”
PLAN OF ARRANGEMENT
MADE PURSUANT TO SECTION 193 OF THE
BUSINESS CORPORATIONS ACT (ALBERTA) INVOLVING, AMONG OTHERS,
1231207 ALBERTA ULC, FORDING CANADIAN COAL TRUST,
THE UNITHOLDERS OF FORDING CANADIAN COAL TRUST,
FORDING CANADIAN COAL ROYALTY TRUST, THE UNITHOLDERS OF
FORDING CANADIAN COAL ROYALTY TRUST, FORDING LLC,
FORDING (GP) ULC AND FORDING LIMITED PARTNERSHIP

ARTICLE 1
INTERPRETATION
1.1    Definitions
        In this Plan of Arrangement, the following terms have the following respective meanings:

(a)	“2003 Arrangement” means the transaction completed on February 28, 2003 that proceeded by way of plan of arrangement under the Canada Business Corporations Act pursuant to which, among other things, the Trust was established and Elk Valley Coal was formed;

(b)	“ABCA” means the Business Corporations Act (Alberta), as amended;

(c)	“Arrangement” means the arrangement under Section 193 of the ABCA described in this Plan of Arrangement involving Arrangement Co., the Trust, the Unitholders, the New Trust, the unitholders of the New Trust, Fording LLC, Fording ULC, Fording LP and certain wholly-owned subsidiaries of the foregoing and, following the amalgamation of Arrangement Co. and Fording ULC pursuant to Section 3.1(o) of the Plan of Arrangement, Fording Unlimited Liability Corporation;

(d)	“Arrangement Co.” means 1231207 Alberta ULC, an unlimited liability corporation existing under the ABCA, all of the outstanding shares of which are, immediately prior to the Effective Time, owned by the Trust. Arrangement Co. will amalgamate with Fording ULC pursuant to Section 3.1(o) of the Plan of Arrangement to form Fording Unlimited Liability Corporation, an unlimited liability corporation existing under the laws of the Province of Alberta, which will be the general partner of Fording LP following completion of the Arrangement;

(e)	“Arrangement Co. Shares” means all of the issued and outstanding common shares in the capital of Arrangement Co. held by the Trust immediately prior to the Effective Time;

(f)	“Arrangement Dissent Right” means the right of dissent provided for in the Interim Order and this Plan of Arrangement and available to Unitholders in connection with the Arrangement provided that the Arrangement becomes effective;

(g)	“Arrangement Resolution” means the special resolution of the Unitholders, substantially in the form attached as Appendix “A” to the Information Circular, that if passed would evidence the approval of the Arrangement by Unitholders and authorize, among other things:

(i)	the Trustees to vote the Arrangement Co. Shares in favour of the Arrangement and to undertake all such other actions as are required to give effect to the Arrangement;

(ii)	the continuance of Fording ULC under the ABCA in the manner contemplated by Section 3.1(e) of this Plan of Arrangement and any amendments to the Memorandum and Articles of Association of Fording ULC which are necessary or advisable to give effect to such continuance;

(iii)	the amendments to the Declaration of Trust that are, in the view of the Trustees, necessary or advisable to give effect to the Arrangement, which amendments will be reflected in an amending agreement to the Declaration of Trust; and

(iv)	the amendments to the Unit Based Compensation Arrangements that are, in the view of the Trustees, necessary or advisable to give effect to the Arrangement and to substantially preserve the rights of participants therein following completion of the Arrangement;

(h)	“Bank Debt” means the outstanding indebtedness of the Trust under the Credit Agreement immediately prior to the Effective Time;

(i)	“Business Day” means a day, which is not a Saturday, Sunday or statutory holiday in the Province of Alberta, on which the principal commercial banks in downtown Calgary are generally open for the transaction of commercial banking business;

(j)	“Certificate of Arrangement” means the certificate, or proof of filing of the Articles of Arrangement of Arrangement Co., to be issued by the Registrar pursuant to Section 193(11) of the ABCA giving effect to the Arrangement;

(k)	“Court” means the Court of Queen’s Bench of Alberta;

(l)	“Credit Agreement” means the amended and restated credit agreement dated as of August 24, 2005 between the Trust and Elk Valley Coal, as borrowers, Royal Bank of Canada, as agent, and a syndicate of financial institutions, as lenders, as amended by a first amending agreement dated February 10, 2006;

(m)	“Declaration of Trust” means the amended and restated declaration of trust of the Trust dated August 24, 2005, as amended by a supplemental declaration amendment dated August 24, 2005;

(n)	“Dissenting Unitholder” means a Person who was a Unitholder on March 20, 2006 who has duly exercised, and who does not, prior to the time at which the Arrangement Resolution is approved, withdraw or otherwise relinquish his, her or its Arrangement Dissent Right;

(o)	“Effective Date” means the date shown on the Certificate of Arrangement;

(p)	“Effective Time” means the first moment in time on the Effective Date;

(q)	“Elk Valley Coal” means the Elk Valley Coal Partnership, a general partnership existing under the laws of the Province of Alberta;

(r)	“Elkview LP” means the Elkview Mine Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

(s)	“EVC Partnership Indemnity Agreement” means the indemnity agreement dated as of August 24, 2005 pursuant to which Fording ULC provided an indemnity to Royal Bank of Canada, as Agent, in respect of Elk Valley Coal’s obligations under the Credit Agreement and subsequently acknowledged and confirmed by Fording ULC on February 10, 2006 in connection with an amendment to the Credit Agreement;

(t)	“Excess Non-Resident Units” means each Non-Resident Unitholder’s pro rata portion of the total number of Units, if any, beneficially owned by Non-Residents at the Effective Time which exceed 49% of the total number of Units outstanding at such time, determined in accordance with the following formula:

(A/B) x C

where:

A =	the aggregate of Units held by Non-Residents at the Effective Time which exceeds 49% of the total number of Units outstanding at the Effective Time, if any;

B =	the total number of Units held by all Non-Residents at the Effective Time; and

C =	the total number of Units held by the applicable Non-Resident Unitholder at the Effective Time;

(u)	“Exchange Option Plan” means the exchange option plan of the Trust entered into in connection with the 2003 Arrangement for the sole purpose of preserving the rights of Fording Inc. optionholders following completion of the 2003 Arrangement;

(v)	“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Time or if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal;

(w)	“FLP Loan” means the loans made from Fording LP to the Trust pursuant to Section 5.1 of the Fording LP Agreement;

(x)	“Fording Amalco Receivable” means the amount of indebtedness owing by the Trust to Fording Amalco Inc. immediately prior to the Effective Time;

(y)	“Fording LLC” means Fording LLC, a limited liability company organized under the laws of the State of Delaware, U.S.A., all of the outstanding membership interests of which are held by the Trust immediately prior to the Effective Time;

(z)	“Fording LP” means the Fording Limited Partnership, a limited partnership formed under the laws of the Province of Alberta, the partners of which will be, following completion of the Arrangement, Fording Unlimited Liability Corporation, as the sole general partner, and the New Trust, as the sole limited partner;

(aa)	“Fording LP Agreement” means the limited partnership agreement governing Fording LP dated as of July 28, 2005, the current parties to which are the Trust, as the sole limited partner, and Fording ULC, as the sole general partner, as the same may be amended in accordance with its terms in order to give effect to the Arrangement;

(bb)	“Fording LP Interest” means the 99.99% limited partnership interest of the Trust in Fording LP;

(cc)	“Fording Royalty” means the gross royalty payable by Luscar Ltd. to the Trust of up to 5% of all of Luscar Ltd.’s gross revenues on coal or mineral production in specified areas of Alberta and Saskatchewan granted in connection with the 2003 Arrangement;

(dd)	“Fording ULC” means Fording (GP) ULC, an unlimited liability company organized under the Companies Act (Nova Scotia), which will be continued into Alberta as an unlimited liability corporation subject to the ABCA pursuant to Section 3.1(e) of this Plan of Arrangement and which will amalgamate with Arrangement Co. pursuant to Section 3.1(o) of this Plan of Arrangement to form Fording Unlimited Liability Corporation;

(ee)	“Fording Unlimited Liability Corporation” means the unlimited liability corporation that will be formed through the amalgamation of Fording ULC and Arrangement Co. pursuant to Section 3.1(o) of the Plan of Arrangement and thereafter that will exist under the laws of the Province of Alberta;

(ff)	“Information Circular” means, collectively, the Notice of Annual and Special Meeting, Notice of Petition and Management Information Circular, including the Appendices thereto, of the Trust dated March 31, 2006, prepared in connection with the Meeting;

(gg)	“Interim Order” means the order of the Court dated March 29, 2006, confirming, among other things, the calling and holding of the Meeting and the voting thereat, as such order may be amended or varied;

(hh)	“LLC Interest” means the membership interest in Fording LLC held by the Trust immediately prior to the Effective Time;

(ii)	“Meeting” means the annual and special meeting of Unitholders held on May 2, 2006, including any adjournment(s) or postponement(s) thereof, to consider and to vote upon, among other things, the Arrangement Resolution;

(jj)	“NSCA” means the Companies Act (Nova Scotia);

(kk)	“New Declaration of Trust” means the declaration of trust of the New Trust dated March 27, 2006, which is attached as Appendix “H” to the Information Circular;

(ll)	“New Trust” means Fording Canadian Coal Royalty Trust, a trust established under the laws of the Province of Alberta pursuant to the New Declaration of Trust. New Trust will be renamed “Fording Canadian Coal Trust” pursuant to Section 3.1(r) of the Plan of Arrangement;

(mm)	“New Unit” means a trust unit of the New Trust;

(nn)	“New Unit Acquisition Right” means the right issued by Arrangement Co. to each registered holder of Excess Non-Resident Units (if any) upon the acquisition by Arrangement Co. of Excess Non-Resident Units (if any) at Section 3.1(f) of the Plan of Arrangement evidencing the right of Non-Resident Unitholders to receive from Arrangement Co. pursuant to Section 3.1(n) of the Plan of Arrangement, that number of New Units, including fractional Units, equal to the number of Units, including fractional Units, disposed of by Non-Resident Unitholders pursuant to Section 3.1(f) of the Plan of Arrangement;

(oo)	“New Unitholder Rights Plan” means the New Trust’s Unitholder rights plan that will be adopted by the New Trust pursuant to Section 3.1(s) of this Plan of Arrangement;

(pp)	“Non-Resident Unitholder” means a Participating Unitholder who is not a resident of Canada for the purposes of the Tax Act;

(qq)	“Participating Unitholders” means all of the Unitholders immediately prior to the Effective Time other than Dissenting Unitholders;

(rr)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(ss)	“Phantom Unit Plan” means the phantom unit plan of the Trust and any successor plan thereto;

(tt)	“Plan of Arrangement” or “Plan” means this plan of arrangement being proposed by Arrangement Co., and any amendment or variation made in accordance with the terms hereof;

(uu)	“Registrar” means the Registrar of Corporations appointed under Section 263 of the ABCA;

(vv)	“Residual Units” means the ten Units issued by the Trust to the Residual Unitholder pursuant to Section 3.1(b) of the Plan of Arrangement;

(ww)	“Residual Units Subscription Proceeds” means the subscription proceeds received by the Trust in respect of the issuance of the Residual Units pursuant to Section 3.1(b) of the Plan of Arrangement, being an amount per Residual Unit equal to the weighted average closing price of the Units on the TSX for the five consecutive trading days immediately preceding the Effective Date;

(xx)	“Residual Unitholder” means Michael A. Grandin, the Chair and Chief Executive Officer of the Trust;

(yy)	“Royalty” means the net profits interest created by Fording LP and computed by reference to Fording LP’s share of production from the mines owned by Elk Valley Coal and by Elkview LP and of other cash flows generated within Fording LP, undivided interests in which will be granted to the Trust and to Fording ULC by Fording LP pursuant to, respectively, Sections 3.1(g) and 3.1(h) of the Plan of Arrangement;

(zz)	“Royalty Agreement” means the royalty agreement to be entered into between the Trust, Fording ULC and Fording LP pursuant to which the Royalty will be granted;

(aaa)	“Settlor” means Michael A. Grandin, the Chair and Chief Executive Officer of the Trust;

(bbb)	“Settlor Units” means the ten New Units issued by the New Trust to the Settlor upon the establishment of the New Trust;

(ccc)	“Subsidiary Shares” means the shares of NYCO Minerals, Inc., 627066 Alberta Ltd., Minera NYCO S.A. de C.V., NYCOMEX S.A. de C.V., Bitmin Resources Inc., Beachpoint Holdings Ltd., Ardley Coal Limited and Fording Amalco Inc., which are directly owned by the Trust immediately prior to their transfer to the New Trust pursuant to Section 3.1(l) of the Plan of Arrangement;

(ddd)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

(eee)	“Transfer Agent” means Computershare Trust Company of Canada in its capacity as transfer agent of the Units;

(fff)	“Trust” means the Fording Canadian Coal Trust, a trust established under the laws of the Province of Alberta and governed by the Declaration of Trust;

(ggg)	“Trust Assets” means, collectively, all of the assets beneficially owned by the Trust immediately prior to their transfer to the New Trust pursuant to Section 3.1(l) of the Plan of Arrangement, excluding the Fording LP Interest, the Trust Royalty Interest and the Residual Units Subscription Proceeds, but including, for certainty, the following:

(i)	the Subsidiary Shares;

(ii)	the LLC Interest;

(iii)	the Fording Royalty;

(iv)	the rights of the Trust under the Unit Based Compensation Arrangements;

(v)	the right to be paid on demand the remaining portion of the Trust’s Proportionate Share of Income, if any, after the Trust’s Proportionate Share of Income has been offset against the FLP Loan pursuant to Section 3.1(i) of the Plan of Arrangement; and

(vi)	all cash owned by the Trust other than the Residual Units Subscription Proceeds;

(hhh)	“Trust Guarantee” means the guarantee dated as of August 24, 2005 in favour of Royal Bank of Canada, as Agent, pursuant to which Fording ULC guaranteed the obligations of the Trust under the

Credit Agreement and subsequently acknowledged and confirmed by Fording ULC on February 10, 2006 in connection with an amendment to the Credit Agreement;

(iii)	“Trust Note” means the non-interest bearing demand promissory note issued by the Trust to Fording LP in consideration for the grant by Fording LP to the Trust of the Trust Royalty Interest, the aggregate principal amount of which shall be equal to the fair market value of the Trust Royalty Interest;

(jjj)	“Trust Royalty Interest” means the 99.99% interest in the Royalty, which interest will be granted by Fording LP to the Trust pursuant to Section 3.1(g) of the Plan of Arrangement on the terms set forth in the Royalty Agreement;

(kkk)	“Trust’s Proportionate Share of Income” means the Trust’s proportionate share of the income of Fording LP, resulting from its Fording LP Interest, for Fording LP’s fiscal period in which the Effective Time occurs pursuant to the Plan of Arrangement;

(lll)	“Trustees” means the trustees of the Trust;

(mmm)	“TSX” means the Toronto Stock Exchange;

(nnn)	“ULC Note” means the non-interest bearing demand promissory note issued by Fording ULC to Fording LP in consideration for the grant by Fording LP to Fording ULC of the ULC Royalty Interest, the aggregate principal amount of which shall be equal to the fair market value of the ULC Royalty Interest;

(ooo)	“ULC Royalty Interest” means the 0.01% interest in the Royalty, which interest will be granted by Fording LP to Fording ULC pursuant to Section 3.1(h) of the Plan of Arrangement on the terms set forth in the Royalty Agreement;

(ppp)	“ULC Shares” means all of the issued and outstanding common shares in the capital of Fording ULC;

(qqq)	“Unit” means a trust unit of the Trust and, for certainty, includes those Units, if any, held by Arrangement Co. following the acquisition of Excess Non-Resident Units at Section 3.1(f) of the Plan of Arrangement;

(rrr)	“Unit Based Compensation Arrangements” means the Exchange Option Plan and the Phantom Unit Plan;

(sss)	“Unit Certificate” means a certificate representing the Units;

(ttt)	“Unitholder” means prior to completion of the Arrangement, a holder of Units and, following completion of the Arrangement, a holder of New Units; and

(uuu)	“Unitholder Rights Plan” means the Unitholder rights plan dated as of February 28, 2003 between the Trust and Computershare Trust Company of Canada, as rights agent.

1.2	Certain Rules of Interpretation

In this Plan:

(a)	Currency — Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(b)	Headings — Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Plan.

(c)	Including — Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.

(d)	Number and Gender — Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include both genders.

(e)	Statutory references — A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(f)	Time Periods — Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3    Schedule
        The Schedule to this Plan indicated below is an integral part of this Plan:

Schedule	Description

Schedule “A” —	Fording Unlimited Liability Corporation Amalgamation Provisions
ARTICLE 2
EFFECT OF THE ARRANGEMENT
2.1    Effectiveness
        The provisions of the Plan of Arrangement will become effective as follows:

(a)	Upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, the transactions contemplated by Sections 3.1(a) to 3.1(s) of this Plan of Arrangement will become effective in the manner set forth in Section 3.1.

(b)	All other provisions of the Plan of Arrangement (other than those provisions expressly stated to be effective at another time) are, provided the Certificate of Arrangement is issued, effective at the time this instrument is approved by the Court through grant of the Final Order in connection with the Arrangement.

(c)	The effectiveness of this Plan of Arrangement will occur as aforesaid and will be binding without any further authorization, act or formality on the part of the parties participating in the Plan, the Court or the Registrar, from and after the relevant time of effectiveness.

(d)	Other than as expressly provided for in this Section 2.1 and in Section 3.1, no portion of this Plan of Arrangement shall take effect with respect to any party or Person until the Effective Time. Furthermore, each of the events listed in Section 3.1(a) through to Section 3.1(s) shall be, without affecting the timing set out in Section 3.1, mutually conditional, such that no event described in those Sections may occur without all steps occurring, and those events shall effect the integrated transaction which constitutes the Arrangement.

2.2	US Tax Treatment

The parties to this Plan of Arrangement intend that for United States federal income tax purposes the transactions contemplated hereby qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended, and that this Plan of Arrangement constitutes a “plan of reorganization” for such purposes.
ARTICLE 3
ARRANGEMENT

3.1	Events Occurring Within the Plan

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur, except as otherwise expressly noted, one minute apart and in the following order without any further act or formality:

(a)	The operation of the Unitholder Rights Plan will be suspended;

(b)	The Trust will issue the Residual Units in consideration for a cash payment equal to the Residual Units Subscription Proceeds;

(c)	The Trust will transfer the Arrangement Co. Shares to Fording LLC as a contribution to the capital of Fording LLC;

(d)	Fording LLC will transfer the ULC Shares to Arrangement Co. in exchange for Arrangement Co. Shares having an aggregate fair market value equal to the fair market value of the ULC Shares;

(e)	Fording ULC will be continued out of Nova Scotia and into Alberta as an unlimited liability corporation under the ABCA;

(f)	Each Non-Resident Unitholder will transfer the Excess Non-Resident Units held by that Non-Resident Unitholder at the Effective Time, if any, to Arrangement Co. in consideration for a New Unit Acquisition Right;

(g)	Fording LP will create and grant the Trust Royalty Interest to the Trust in consideration for the Trust Note;

(h)	Concurrently with the event described in Section 3.1(g) above, Fording LP will create and grant the ULC Royalty Interest to Fording ULC in consideration for the ULC Note;

(i)	After the events described in Sections 3.1(g) and 3.1(h) above and at the time which is two moments in time prior to the events described in Sections 3.1(j), 3.1(k) and 3.1(l) below, the following events shall occur concurrently:

(i)	Fording LP will distribute the Trust’s Proportionate Share of Income to the Trust, which distribution will be paid and satisfied as follows:

(A)	if the Trust’s Proportionate Share of Income is equal to or greater than the aggregate principal amount of indebtedness outstanding under the FLP Loan at that time, Fording LP’s obligation to distribute the Trust’s Proportionate Share of Income to the Trust will be fully paid and satisfied as follows:

(1)	that portion of the Trust’s Proportionate Share of Income equal to the entire principal amount of indebtedness owing by the Trust to Fording LP under the FLP Loan shall be offset against the entire principal amount of indebtedness owing by the Trust to Fording LP under the FLP Loan; and

(2)	the remaining portion of the Trust’s Proportionate Share of Income shall be payable by Fording LP to the Trust on demand;

(B)	if the Trust’s Proportionate Share of Income is less than the aggregate principal amount of indebtedness outstanding under the FLP Loan at that time, Fording LP’s obligation to distribute the Trust’s Proportionate Share of Income to the Trust will be fully paid and satisfied by offsetting the entire amount of the Trust’s Proportionate Share of Income against that portion of the principal amount of indebtedness owing by the Trust to Fording LP under the FLP Loan as is equal to the entire amount of the Trust’s Proportionate Share of Income and the remaining amount of indebtedness owing by the Trust to Fording LP under the FLP Loan will be repaid by way of a return of capital by Fording LP to the Trust in an amount equal to such remaining amount of indebtedness;

(C)	in the event of a return of capital by Fording LP to the Trust pursuant to (B) above, Fording LP shall concurrently undertake a return of capital to Fording ULC by an amount necessary to maintain Fording ULC’s 0.01% general partnership interest in Fording LP and Fording LP will issue to Fording ULC a promissory note having an aggregate principal amount equal to such amount in full payment and satisfaction of the return of capital to Fording ULC; and

(ii)	Fording LP will distribute the proceeds of disposition of the Trust Royalty Interest and the ULC Royalty Interest resulting from the creation and granting of the Trust Royalty Interest and the ULC Royalty Interest pursuant to Sections 3.1(g) and 3.1(h) above to the Trust and Fording ULC in proportion to their respective interests in Fording LP at that time, which distribution will be paid and satisfied as follows:

(A)	in respect of the Trust, Fording LP’s obligation to distribute to the Trust the Trust’s share of the proceeds of disposition of the Trust Royalty Interest and the ULC Royalty Interest shall be paid and satisfied in full by offsetting the Trust’s share of the proceeds of disposition of the Trust Royalty Interest and the ULC Royalty Interest against the entire amount of indebtedness owing by the Trust to Fording LP under the Trust Note and the Trust Note will thereupon be immediately cancelled; and

(B)	in respect of Fording ULC, Fording LP’s obligation to distribute to Fording ULC Fording ULC’s share of the proceeds of disposition of the Trust Royalty Interest and the ULC Royalty Interest shall be paid and satisfied in full by offsetting Fording ULC’s share of the proceeds of disposition of the Trust Royalty Interest and the ULC Royalty Interest against the entire amount of indebtedness owing by Fording ULC to Fording LP under the ULC Note and the ULC Note will thereupon be immediately cancelled;

(j)	One minute after the events described in Sections 3.1(g) and 3.1(h) above, which time shall be two moments in time after the events described in Section 3.1(i) above, the Trust will transfer the Trust Royalty Interest to the New Trust in consideration for that number of New Units having an aggregate fair market value equal to the fair market value of the Trust Royalty Interest, which New Units will be issued by the New Trust to the Trust simultaneously with said transfer;

(k)	Concurrently with the events described in Sections 3.1(j) above and 3.1(l) below, the Trust will transfer the Fording LP Interest to the New Trust in consideration for:

(i)	that number of New Units having an aggregate fair market value equal to the fair market value of the Fording LP Interest less the aggregate principal amount of the indebtedness referred to in (ii) below, which New Units will be issued by the New Trust to the Trust simultaneously with said transfer; and

(ii)	the assumption by the New Trust of that portion of:

(A)	the Bank Debt; and

(B)	the Fording Amalco Receivable,

the total principal amount of which does not exceed the adjusted cost base to the Trust of the Fording LP Interest,

and the New Trust will assume the liabilities and other obligations associated with the Fording LP Interest;

(l)	Concurrently with the events described in Sections 3.1(j) and 3.1(k) above, the Trust will transfer the Trust Assets to the New Trust in consideration for:

(i)	that number of New Units having an aggregate fair market value equal to the fair market value of the Trust Assets less the aggregate principal amount of the indebtedness, if any, referred to in (ii) below, which New Units will be issued by the New Trust to the Trust simultaneously with said transfer; and

(ii)	the assumption by the New Trust of that portion of:

(A)	the Bank Debt; and

(B)	the Fording Amalco Receivable,

not assumed by the New Trust pursuant to the events described in Section 3.1(k)(ii) above,

and the New Trust will assume the liabilities and other obligations associated with the Trust Assets including the liabilities and obligations of the Trust under the Unit Based Compensation Arrangements;

(m)	One moment in time after the events described in Sections 3.1(j), 3.1(k) and 3.1(l) above, the Trust will purchase for cancellation each Unit or fraction thereof then outstanding (including, for greater certainty, the Units acquired by Arrangement Co. from Non-Resident Unitholders at Section 3.1(f) above, if any), other than the Residual Units, from the holder thereof the sole consideration for which will be one New Unit or fraction thereof and thereafter, all such Units so acquired by the Trust will be cancelled;

(n)	Arrangement Co. will distribute to each Non-Resident Unitholder, one New Unit or fraction thereof for each Unit or fraction thereof acquired by Arrangement Co. in Section 3.1(f) above, if any, in full satisfaction of all of the obligations of Arrangement Co. under the New Unit Acquisition Rights whereupon all obligations of Arrangement Co. under the New Unit Acquisition Rights will be satisfied and the New Unit Acquisition Rights will be cancelled;

(o)	Arrangement Co. and Fording ULC will amalgamate to form Fording Unlimited Liability Corporation on the terms set forth at Schedule “A” to this Plan of Arrangement;

(p)	The New Trust will purchase for cancellation from the Settlor each Settlor Unit in consideration for an amount equal to the subscription price of $45.06 paid therefor, being an amount per Settlor Unit equal to the weighted average closing price of the Units on the TSX for the five consecutive trading days immediately preceding the date of the establishment of the New Trust;

(q)	The Declaration of Trust will be deemed to be amended to change the name of the Trust to “Fording Predecessor Trust”;

(r)	Concurrently with the event described in Section 3.1(q) above, the New Declaration of Trust will be deemed to be amended to change the name of the New Trust to “Fording Canadian Coal Trust”; and

(s)	The New Unitholder Rights Plan will become effective.
ARTICLE 4
ISSUANCE AND CANCELLATION OF NEW UNIT ACQUISITION RIGHTS

4.1	Issuance and Cancellation of New Unit Acquisition Rights

The issuance of the New Unit Acquisition Rights to Non-Resident Unitholders pursuant to Section 3.1(f) of the Plan, the cancellation of such New Unit Acquisition Rights pursuant to Section 3.1(n) of the Plan and the ownership of such New Unit Acquisition Rights by such Persons, as well as the transferees of such Persons, will not be evidenced through the issuance of certificates evidencing such New Unit Acquisition Rights nor through additions to a registry maintained by or on behalf of Arrangement Co. in respect of the New Unit Acquisition Rights. Instead, the documents evidencing the acquisition of the New Unit Acquisition Rights, if any, by Non-Resident Unitholders will be exclusively comprised of this Plan, the Final Order and the Certificate of Arrangement.
ARTICLE 5
ACKNOWLEDGEMENT CONCERNING BANK DEBT

5.1	Acknowledgement Concerning Bank Debt

The parties to this Plan of Arrangement hereby expressly acknowledge and agree that, following completion of the Arrangement, the obligations of Fording ULC under the EVC Partnership Indemnity Agreement and the Trust Guarantee shall be the obligations of Fording Unlimited Liability Corporation.
ARTICLE 6
DISSENTING UNITHOLDERS

6.1	Dissenting Unitholders

Dissenting Unitholders who duly exercise their Arrangement Dissent Rights and who:

(a)	are ultimately entitled to be paid fair value for their Units shall have their Units cancelled as of the Effective Time and prior to commencement of the transactions referred to in Section 3.1 hereof in consideration of the fair value to be paid to them and will not be entitled to any other payment or consideration including any payment or other consideration that would be received by them under the Arrangement had such holders not exercised their Arrangement Dissent Rights; or

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Units will be deemed to have participated in the Arrangement on the same basis as Participating Unitholders, including, if applicable, on the same basis as Non-Resident Unitholders.

6.2	Recognition of Dissenting Unitholders

(a)	Neither the Trust, the New Trust, Fording LLC, Fording Unlimited Liability Corporation, Fording LP, Elk Valley Coal, the Unitholders nor any other Person shall be required to recognize a Dissenting Unitholder as a holder of Units or New Units from and after the Effective Time, nor as having any interest in the Trust or the New Trust other than in the circumstances where the New Trust elects to deliver moneys-worth of New Units in satisfaction of its obligation to pay fair value to a Dissenting

Unitholder who is ultimately entitled to be paid fair value for its Units and in such circumstances, such recognition shall only be effective following the issuance of the New Units as aforesaid.

(b)	From and after the Effective Time, the names of Dissenting Unitholders shall be deleted from the register of holders of Units maintained by the Trust and shall not be included on the register of holders of New Units maintained by the New Trust other than in the circumstances where the New Trust elects to deliver moneys-worth of New Units in satisfaction of its obligation to pay fair value to a Dissenting Unitholder who is ultimately entitled to be paid fair value for its Units and in such circumstances, such recognition shall only be effective following the issuance of the New Units as aforesaid.

ARTICLE 7
CERTIFICATES

7.1	Outstanding Certificates

Following completion of the Arrangement, Participating Unitholders will not be required to send their Unit Certificates to the Transfer Agent. The New Units held by such Participating Unitholders will be deemed to be represented by such Unit Certificates until the earlier of the following events:

(a)	the holder thereof sends the Unit Certificate(s) to the Transfer Agent in order to exchange such Unit Certificate(s) for a certificate representing the New Units; or

(b)	the New Units represented by the Unit Certificate(s) are transferred.
ARTICLE 8
AMENDMENTS

8.1	Amendments

Arrangement Co. reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	filed with the Court and, if made following the Meeting, approved by the Court; and

(b)	communicated to Unitholders in the manner required by the Court (if so required).

8.2	Effectiveness of Amendments Made Prior to or at the Meeting

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Arrangement Co. at any time prior to or at the Meeting, and if so proposed and accepted by the Unitholders voting at the Meeting, in the manner required by the Interim Order and subsequently approved by the Court through issuance of the Final Order, shall become part of this Plan of Arrangement for all purposes.

8.3	Effectiveness of Amendments Made Following the Meeting

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Arrangement Co. after the Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Meeting, through issuance of the Final Order or otherwise, shall be effective and shall become part of the Plan of Arrangement.

ARTICLE 9
SURVIVAL OF THE TRUST

9.1	Survival of the Trust

(a)	The parties to this Plan of Arrangement agree that the sole purpose for keeping the Trust in existence following completion of the Arrangement is for administrative purposes, including the filing of tax elections, tax returns and other documentation, and further agree that the Trust will be wound up as soon as it is no longer required for such administrative purposes.

(b)	The parties to this Plan of Arrangement agree that the Declaration of Trust will be amended immediately following completion of the Arrangement to provide that:

(i)	notwithstanding any provisions to the contrary in the Declaration of Trust or applicable law, effective immediately following completion of the events described in Sections 3.1(a) through (s) above, the future activities of the Trust, and the powers of the Trustees from and after such amendment, shall be strictly limited to those activities necessary to wind up the affairs of the Trust, including the taking of administrative actions, filing tax returns and forms in the name of the Trust and, with respect to claims against the Trust, satisfying such liabilities and collecting reimbursement therefor from the New Trust;

(ii)	promptly upon completion of all activities necessary to wind up the affairs of the Trust, the Trust will be wound-up and dissolved; and

(iii)	the Residual Units Subscription Proceeds will be held in either a non-interest bearing account or invested in short-term high-grade debt instruments prior to the dissolution of the Trust.

(c)	The parties to this Plan of Arrangement intend and agree that, for United States federal income tax purposes, upon the amendment of the Declaration of Trust in accordance with Section 9.1(b) above the Trust shall be treated as liquidated and the Residual Unitholder shall be deemed to be the owner of the Residual Units Subscription Proceeds.
ARTICLE 10
SHAREHOLDER LIABILITY UNDER THE NSCA
10.1   Shareholder Liability Under the NSCA

The parties to this Plan of Arrangement agree that Fording LLC, in its capacity as the sole shareholder of Fording ULC prior to the transfer of the ULC Shares to Arrangement Co. pursuant to Section 3.1(c) of the Plan of Arrangement, shall, in the event of the dissolution of Fording Unlimited Liability Corporation, be liable on the dissolution of Fording Unlimited Liability Corporation for all liabilities of Fording ULC arising prior to the time prescribed for the occurrence of the events described in Section 3.1(c) of this Plan of Arrangement to the extent and in the manner prescribed by the NSCA.
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SCHEDULE “A”
FORDING UNLIMITED LIABILITY CORPORATION AMALGAMATION PROVISIONS
Capitalized terms used in this Schedule and not otherwise defined have the respective meanings ascribed to them in the Plan of Arrangement of which this Schedule “A” forms a part.
1.   Name of Amalgamated Corporation

Fording Unlimited Liability Corporation
2.   The classes of shares, and any maximum number of shares that the corporation is authorized to issue:

The classes of shares, and any maximum number of shares that Fording Unlimited Liability Corporation is authorized to issue are the same as the authorized capital of Arrangement Co. immediately prior to the amalgamation contemplated hereby and is comprised of an unlimited number of common shares which have the rights, privileges, restrictions and conditions specified in Appendix “A” hereto.
3.   Restrictions on share transfers (if any):
      Not Applicable.
4.   Number, or minimum and maximum number of directors:
      A minimum of 1 and a maximum of 9

5.	If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s):

Not Applicable.
6.   Other provisions (if any):

(a)	the actual number of directors within the maximum and minimum set out in paragraph 4 may be determined from time to time by resolution of the directors. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors. Initially, upon amalgamation, Fording Unlimited Liability Corporation shall have one director which shall be the same person that served as the sole director of Arrangement Co.;

(b)	each common share of Arrangement Co. will become a common share of Fording Unlimited Liability Corporation with the same terms and conditions;

(c)	all of the property of Arrangement Co. and Fording ULC (other than the ULC Shares) immediately before the amalgamation will become property of Fording Unlimited Liability Corporation;

(d)	all of the liabilities of Arrangement Co. and Fording ULC immediately before the amalgamation will become liabilities of Fording Unlimited Liability Corporation by virtue of the amalgamation;

(e)	the ULC Shares will be cancelled;

(f)	Fording Unlimited Liability Corporation will be an unlimited liability corporation; and

(g)	the amalgamation will have been effected as if approved and undertaken between two corporations pursuant to and in accordance with subsection 184(1) of the Business Corporations Act (Alberta) except to the extent modified by the Plan of Arrangement.
7.   Name of Amalgamating Corporations

Arrangement Co. — Corporate Access Number 2012312076 Fording ULC — Corporate Access Number

APPENDIX “A”
TO SCHEDULE “A”
COMMON SHARE TERMS
The authorized capital of Fording Unlimited Liability Corporation (the “Corporation”) shall consist of an unlimited number of common shares (the “Common Shares”).
When used herein, the following terms have the following respective meanings:

(a)	“Board of Directors” means the board of directors of the Corporation; and

(b)	“Liquidation Event” means the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
1.   COMMON SHARES
      The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a)	Payment of Dividends: The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the Common Shares, the Board of Directors may, in its sole discretion, declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of a Liquidation Event, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a Liquidation Event in priority to or rateably with the holders of the Common Shares, be entitled to participate in the distribution of the remaining assets of the Corporation and share rateably therein. Such distribution shall be made in equal amounts per share on all the Common Shares issued and outstanding at that time without preference or distinction.

(c)	Voting Rights: The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings.

APPENDIX “H”
NEW DECLARATION OF TRUST

FORDING CANADIAN COAL ROYALTY TRUST
DECLARATION OF TRUST

FORDING CANADIAN COAL ROYALTY TRUST
      THIS DECLARATION OF TRUST made in Calgary, Alberta, this 27th day of March, 2006.

A.	The Trust established by this Declaration of Trust is established for investment purposes in connection with a proposed Plan of Arrangement (the “Plan of Arrangement”) under section 193 of the Business Corporations Act (Alberta) involving, among others, 1231207 Alberta ULC, Fording Canadian Coal Trust (the “Existing Trust”), the unitholders of the Existing Trust, the Trust, the unitholders of the Trust, Fording LLC, Fording (GP) ULC and Fording Limited Partnership;

B.	For the purposes of settling the Trust, Michael A. Grandin (the “Initial Holder”) has transferred to John Zaozirny (the “Initial Trustee”), the amount of $450.60 (the “Initial Contribution”) to be held in accordance with this Declaration of Trust;

C.	In connection with the Plan of Arrangement, it is intended by the parties thereto that:

(a)	the Existing Trust will acquire a production royalty interest from a related party of the Existing Trust such that substantially all of the property of the Existing Trust by value will be property which is not “taxable Canadian property” as defined in the Income Tax Act (Canada) (the “Tax Act”);

(b)	the Existing Trust will transfer substantially all of its assets, including the production royalty interest, to the Trust in consideration for Units; and

(c)	the Existing Trust will transfer the Units so acquired to its unitholders on the basis of one Unit for each unit of the Existing Trust held thereby;

D.	Following completion of the Plan of Arrangement, it is intended that less than 10% of the property of the Trust will constitute “taxable Canadian property” as defined in the Tax Act resulting in the Trust qualifying for an exemption from the non-resident ownership restriction applicable to mutual fund trusts under the Tax Act;
      NOW THEREFORE, the undersigned Initial Trustee hereby confirms and declares that the Initial Trustee holds in trust for the Initial Holder, as trustee, the Initial Contribution and any and all other property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to or otherwise received by the Initial Trustee in his capacity as trustee of the Trust or to which the Trust is otherwise entitled and all rents, income, profits and gains therefrom for the benefit of the Unitholders hereunder in accordance with and subject to the express provisions of this Declaration of Trust, to wit:
ARTICLE 1
THE TRUST AND DEFINITIONS

1.1	Definitions
      For the purposes of this Declaration of Trust, unless the context otherwise requires, the following terms shall have the respective meanings set out below:

“Administrative Services Agreement” means the amended and restated administrative services agreement to be entered into between the Existing Trust and the EVC Partnership, pursuant to which the EVC Partnership will agree to provide or arrange for the provision of certain administrative and support services required for the administration of the Trust;

“affiliate” means, with respect to any Person (other than an individual), any other Person (other than an individual) directly or indirectly controlling, controlled by, or under direct or indirect common control with the first Person and with respect to any Principal Unitholder, includes any Person (other than an individual) that is jointly controlled by that Principal Unitholder together with one or more other Principal Unitholders;

“Approved Officers” means the officers approved by the Trustees from time to time, which may include a Chief Executive Officer, President, Executive Vice-President, Chief Financial Officer, Treasurer, Controller or Secretary of the Trust;

“associate” has the meaning given to it in the Securities Act;

“Arrangement” means the arrangement under Section 193 of the Business Corporation Act (Alberta) proposed by 1231207 Alberta ULC and involving 1231207 Alberta ULC, the Existing Trust, the unitholders of the Existing Trust, the Trust, the Unitholders, Fording LLC, Fording (GP) ULC and Fording LP;

“Audit Committee” has the meaning ascribed to it in Section 8.2;

“business day” means a day which is not a Saturday, Sunday or a statutory holiday in the Province of Alberta or the Province of British Columbia, on which the principal commercial banks in downtown Calgary and Vancouver are generally open for the transaction of commercial banking business; and if the Trust distributes funds in the United States, business day also means a day which is not a Saturday, Sunday or a statutory holiday in New York, New York on which the principal commercial banks there are generally open for business;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CDS” means the Canadian Depository for Securities Limited and any successor;

“Chair”, “Vice-Chair”, “President”, “Executive Vice-President”, “Chief Executive Officer”, “Chief Financial Officer”, “Treasurer”, “Controller” and “Secretary” mean the Person(s) holding the respective offices of the Trust from time to time if so appointed by the Trustees;

“controlled by” means: a Person is controlled by another Person or by two or more other Persons (i) if such Person or Persons hold voting securities of the first-mentioned Person carrying more than 50% of the votes that may be cast to elect the board of directors or other governing body of such first-mentioned Person, other than for the purpose of giving collateral for bona fide debt; and (ii) the votes attached to the securities in (i) are sufficient, if exercised, to elect a majority of the board of directors or other governing body of such first-mentioned Person, and “control” and “controlling” have a corresponding meaning;

“Court” means the Court of Queen’s Bench of Alberta;

“Declaration of Trust” means this declaration of trust as further amended, supplemented or restated from time to time in accordance with its terms;

“Deferred Income Plans” means, collectively, trusts governed by registered retirement savings plans, registered retirement income plans and deferred profit sharing plans, each as defined in the Tax Act;

“Dissenting Offeree” means, where a take-over bid is made for all of the Units other than those held by the offeror, a Unitholder who does not accept the take-over bid and includes a subsequent holder of those Units who acquires them from the first mentioned holder and, for the purposes of Section 5.25, includes a Dissenting Unitholder;

“Dissenting Unitholder” has the meaning ascribed to it in Section 5.26;

“Distributable Cash” means in respect of each calendar year, (i) the cash received by the Trust directly or indirectly from its Subsidiaries, including Fording LP; (ii) the cash received by the Trust pursuant to its 99.99% interest in the Royalty; and (iii) any other net cash investment income or other net cash from any other sources, including from the disposition of Trust assets; and (iii) any net cash remaining from a prior period that has not previously been distributed, less (x) costs, expenses, indebtedness and other obligations of the Trust that in the opinion of the Trustees are accrued and owing or otherwise have been or will be incurred by the Trust, including any tax liabilities of the Trust; and (y) any amounts paid in cash by the Trust in connection with the redemption of Units or other securities of the Trust;

“Distribution Payment Date” means in respect of a Distribution Period the 15th day of the month immediately following the month in which the corresponding Distribution Record Date occurs and, if such day is not a business day, the first business day after such date;

“Distribution Period” means each calendar quarter of a calendar year, from and including the first day thereof, unless the Trustees unanimously determine to make distributions on a monthly basis, in which case the Distribution Period will be each calendar month of a calendar year, up to and including the last day thereof;

“Distribution Record Date” means in respect of a Distribution Period the last business day of such Distribution Period;

“Effective Date” means the date shown on the Certificate of Arrangement issued by the Registrar of Corporations of Alberta giving effect to the Arrangement;

“Elkview LP” means Elkview Mine Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

“EVC Partnership” means the Elk Valley Coal Partnership, a general partnership existing under the laws of the Province of Alberta the partners of which are, on the date hereof, Fording LP, Teck Cominco Coal Partnership and The Quintette Coal Partnership;

“Exchange Option Plan” means the exchange option plan of the Trust;

“Existing Trust” has the meaning set out in the recitals;

“Fording General Partner” means the unlimited liability corporation existing under the laws of Alberta that will result from the amalgamation of 1231207 Alberta ULC and Fording ULC that will occur as part of the Arrangement, and that, following completion of the Arrangement will be the general partner of Fording LP which, following the completion of the Arrangement, is expected to be Fording Unlimited Liability Corporation, an unlimited liability corporation existing under the laws of the Province of Alberta;

“Fording LLC” means Fording LLC, a limited liability company organized under the laws of the State of Delaware, U.S.A.;

“Fording LP” means the Fording Limited Partnership, a limited partnership existing under the laws of the Province of Alberta;

“Fording ULC” means Fording (GP) ULC, an unlimited liability company existing under the Companies Act (Nova Scotia);

“generally accepted accounting principles” or “GAAP” means generally accepted accounting principles in Canada determined with reference to the Handbook of the Canadian Institute of Chartered Accountants as amended from time to time;

“Governance Agreements” means the amended and restated governance agreements dated August 24, 2005 entered into among the Existing Trust, Fording Amalco Inc. and Fording ULC and, separately, each of OTPP and Teck Cominco which will be amended immediately following completion of the Arrangement in order to provide OTPP and Teck Cominco with rights in respect of the Trust and Fording General Partner that are substantially similar to those rights currently held by OTPP and Teck Cominco in respect of the Existing Trust and Fording (GP) ULC, respectively;

“Governance Committee” has the meaning given to it in Section 8.3;

“Income of the Trust” has the meaning given to it in Section 9.2(a);

“Independent Director” means, following the Effective Date, a director of Fording General Partner who:

(a)	is not an insider of any of the Principal Unitholders or their respective affiliates and, for so long as OTTP is a party to an effective Governance Agreement and with respect to a director of Fording General Partner nominated by OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as “independent” (as defined in section 1.2 of Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices) of each of the Principal Unitholders, if the director of Fording General Partner was a director (or served in an analogous capacity) of each of the Principal Unitholders; and

(c)	would qualify as “independent” (as defined in section 1.2 of Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices) of Fording General Partner;

“Independent Trustee” means, following the Effective Date, a Trustee who:

(a)	is not an insider of any of the Principal Unitholders or their respective affiliates and, for so long as OTTP is a party to an effective Governance Agreement and with respect to a Trustee nominated by OTPP, is also not an insider of Luscar or its affiliates, so long as Sherritt and OTPP, jointly or severally, control Luscar;

(b)	would qualify as “independent” (as defined in section 1.2 of Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices) of each of the Principal Unitholders, if the Trustee was a director (or served in an analogous capacity) of each of the Principal Unitholders; and

(c)	would qualify as “independent” (as defined in section 1.2 of Multilateral Instrument 58-101 — Disclosure of Corporate Governance Practices) of the Trust;

“Initial Contribution” has the meaning set out in the recitals;

“Initial Holder” has the meaning set out in the recitals;

“Initial Trustee” means John Zaozirny or, in the event that Mr. Zaozirny is, for any reason, unable to act in the capacity of trustee of the Trust at any time prior to the Effective Time, the trustee appointed in a written instrument signed by the Initial Unitholder;

“insider”, in relation to a Principal Unitholder, means a director, trustee, officer or employee of that Principal Unitholder or any of its affiliates, or a director, trustee, officer or employee of any Person with a greater than 10% voting or economic interest in that Principal Unitholder or of any affiliates of that Person;

“Internal Reorganization” means, following the completion of the Arrangement, any reorganization of the Trust or its assets that results in the Trust continuing to control, directly or indirectly, Fording LP or any successor thereto and continuing to hold, directly or indirectly, the same level of equity and voting interests in Fording LP or any successor thereto that it held prior to such reorganization;

“Luscar” means Luscar Ltd., a corporation existing under the laws of the Province Alberta;

“Monthly Limit” has the meaning given to it in Section 5.23(e)(i);

“Net Realized Capital Gains of the Trust” has the meaning given to it in Section 9.2(b);

“Non-Resident” means a Person who is not a resident or deemed not to be a resident of Canada for the purposes of the Tax Act;

“NYCO” means, collectively, NYCO Minerals, Inc., a corporation existing under the laws of the State of Delaware, U.S.A., Minera NYCO S.A. de C.V., a corporation existing under the laws of Mexico, American Tripoli Inc., a corporation existing under the laws of Delaware, NYCOMEX S.A. de C.V., a corporation existing under the laws of Mexico, and 627066 Alberta Ltd., a corporation existing under the laws of the Province of Alberta;

“offeree” means a Person to whom a take-over bid is made;

“offeror” means a Person that makes, or two or more Persons acting jointly or in concert that make, a take-over bid;

“OTPP” means the Ontario Teachers’ Pension Plan Board, a non-share capital corporation established under the laws of Ontario;

“Person” means an individual, sole proprietorship, body corporate, company, partnership, firm, entity, limited partnership, joint venture, trust or unincorporated organization, unincorporated syndicate, unincorporated trust, the Crown or any agency or instrumentality thereof and, where the context so requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Plan of Arrangement” means the plan of arrangement proposed by 1231207 Alberta ULC in the form approved by the Court pursuant to issuance of a final order in connection with the Arrangement;

“Principal Unitholders” means each of Teck Cominco and OTPP (and their respective affiliates that own Units) for so long as such entity continues to be party to an effective Governance Agreement;

“Redemption Date” has the meaning set out in Section 5.23;

“Redemption Price” has the meaning set out in Section 5.23;

“Register” has the meaning set out in Section 5.15;

“resident Canadian” means an individual who is a resident, or is deemed to be a resident, of Canada for purposes of the Tax Act;

“Royalty” means the net profits interest created by Fording LP and computed by reference to Fording LP’s share of production from mines owned by the EVC Partnership and by Elkview LP and of other cash flows generated within Fording LP, undivided interests in which will be granted to the Trust pursuant to the Plan of Arrangement;

“Section 2.1 Appointees” has the meaning set out in Section 2.1;

“Securities Act” means the Securities Act (Alberta), R.S.A. 2000, c. s-4;

“Sherritt” means Sherritt International Corporation, a corporation existing under the laws of New Brunswick;

“Subsidiary” means, with respect to a Person, any Person of which more than 50% of the outstanding voting interests ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) is at the time owned directly or indirectly by such specified Person, and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“take-over bid” has the meaning ascribed to it in the Securities Act;

“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supplement);

“Teck Cominco” means Teck Cominco Limited, a corporation existing under the laws of Canada;

“Trust” means the trust constituted under this Declaration of Trust but, for greater certainty, unless otherwise expressly provided, does not include any Subsidiaries or affiliates thereof;

“Trustees” means the trustees or trustee of the Trust from time to time;

“TSX” means the Toronto Stock Exchange;

“Units” means the units of the Trust referred to in Section 5.1, authorized and issued hereunder; and

“Unitholders” means the registered holders from time to time of the Units.

1.2	Certain Rules of Interpretation
      In this Declaration of Trust, unless otherwise expressly stated or the context otherwise requires:

(a)	References – references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Declaration of Trust and not to any particular Article or Section of this Declaration of Trust and references to an “Article” or “Section” are references to an Article or Section of this Declaration of Trust;

(b)	Number and gender – words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(c)	Headings – the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(d)	Including – the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	Trustees – for greater certainty, unless otherwise expressly provided herein, where any reference is made in this Declaration of Trust or in any resolution of Unitholders or Trustees to the Trust as a party to any agreement or as an owner of property, or to an act to be performed by or a covenant given by the Trust, such reference shall be construed and applied for all purposes as if it referred to the Trustees, in their capacity as trustees of the Trust under this Declaration of Trust;

(f)	Currency – unless otherwise specified, all references to money amounts are to lawful currency of Canada;

(g)	No strict construction – the language used in the Declaration of Trust is the language chosen by the parties (being, on the one hand, the Trustees and on the other hand, the Unitholders) to express their mutual intent, and no rule of strict construction shall be applied against any party;

(h)	Statutory references – a reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation;

(i)	Time – time is of the essence in the performance of the obligations specified herein;

(j)	Generally accepted accounting principles – wherever in this Declaration of Trust reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to GAAP applicable as at the date on which such calculation or action is made or taken or required to be made or taken; and

(k)	Unitholder meetings – the phrase “meeting of the Unitholders” wherever it appears in this Declaration of Trust shall mean and include both an annual meeting and any other meeting of Unitholders.

1.3	Initial Contribution
      The Initial Holder has paid the Initial Contribution to the Initial Trustee for the purpose of settling the Trust and the Initial Trustee on his own behalf and on behalf of the other Trustees from time to time hereby acknowledges receipt of the Initial Contribution, and the Initial Holder is hereby issued ten Units. The Initial Trustee agrees that he holds the Initial Contribution in trust and any and all other property, real, personal or otherwise, tangible or intangible, which has been at the date hereof or is hereafter transferred, conveyed or paid to or otherwise received by the Initial Trustee and the other Trustees from time to time, in their capacity as Trustees or to which the Trust is otherwise entitled and all rents, income, profits and gains therefrom for the use and benefit of the Unitholders, their assigns and personal representatives, upon the trusts and subject to the terms and conditions set forth in this Declaration of Trust.

1.4	Name
      The name of the Trust is “Fording Canadian Coal Royalty Trust” and the Trustees may specify the Trust’s name in the French language. As far as practicable and except as otherwise provided in this Declaration of Trust, the Trustees shall conduct the affairs of the Trust, hold property, execute all documents and take all legal proceedings under that name, in either its English or French form.

1.5	Use of Name
      Following completion of the Arrangement, the name of the Trust will be “Fording Canadian Coal Trust” in its English form and “Fiducie houillère canadienne Fording” in its French form. Thereafter, should the Trustees determine that the use of the name Fording Canadian Coal Trust in its English form or in its French form is not practicable, legal or convenient, they may use such other designation, or they may adopt such other name for the Trust, in an English and French form, as they deem appropriate, and the Trust may hold property and conduct its activities under such other designation or name.

1.6	Office
      The principal office and centre of administration of the Trust shall be at Suite 1000, 205 – 9th Avenue SE, Calgary, Alberta, T2G 0R3 or at such other address in Canada as may be determined by the Trustees in their discretion. The Trust may have such other offices or places for the conduct of its affairs as the Trustees or management of the Trust or any of its Subsidiaries may from time to time determine to be necessary or desirable.

1.7	Auditors
      The auditors of the Trust shall be PricewaterhouseCoopers LLP. Following completion of the Arrangement, the auditors of the Trust shall be appointed at each annual meeting of Unitholders. If at any time a vacancy occurs in the position of auditors of the Trust, the Trustees may appoint a firm of chartered accountants qualified to practise in all provinces of Canada (and if securities of the Trust are registered in the United States, qualified to practice in front of the United States Securities & Exchange Commission) to act as the auditors of the Trust until the next annual meeting of Unitholders. The auditors of the Trust shall report to the Trustees and the Unitholders on the annual financial statements of the Trust and shall fulfil such other responsibilities as they may properly be called upon by the Trustees to assume. The auditors shall have access to all records relating to the affairs of the Trust. The auditors shall receive such remuneration as may be approved by the Trustees.

1.8	Change of Auditors
      The auditors of the Trust may at any time be removed by the Trustees with the approval of a majority of the votes cast by Unitholders, at a meeting of Unitholders duly called for such purpose, and upon the resignation or removal of the auditors of the Trust as aforesaid, the new auditors may be appointed by a majority of votes cast by Unitholders at a meeting duly called for such purpose or, in the absence of such meeting, by the Trustees.

1.9	Fiscal Year
      The fiscal year of the Trust shall end on December 31 in each year.

1.10	Nature of the Trust
      The Trust is an unincorporated open-ended investment trust. The Trust shall be governed by the general law of trusts, except as such general law of trusts has been or is from time to time modified, altered or abridged for investment trusts or for the Trust by:

(a)	applicable laws and regulations or other requirements imposed by applicable securities or other regulatory authorities; and

(b)	the terms, conditions and trusts set forth in this Declaration of Trust.
      The beneficial interest and rights generally of a Unitholder in the Trust shall be limited to the right to participate in distributions when and as declared by the Trustees as contemplated by Article 9 and distributions upon the termination of the Trust as contemplated in Article 12. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustees or the Unitholders or any of them for any purpose be, or be deemed to be treated in any way whatsoever to be, liable or responsible hereunder as partners or joint venturers. The Trustees are not intended to be and shall not be, or be deemed to be, agents of the Unitholders. The relationship of the Unitholders to the Trustees, to the Trust and to the property of the Trust shall be solely that of beneficiaries in accordance with this Declaration of Trust.

1.11	Rights of Unitholders

(a)	The rights of each Unitholder to call for a redemption of Units or a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustees are limited to those contained herein.

(b)	No Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust, except as provided herein.
ARTICLE 2
TRUSTEES

2.1	Number
      The Initial Trustee shall be the sole Trustee until the Effective Date. Following the Effective Date there shall be no fewer than seven and no more than nine Trustees. On the Effective Date, immediately following the completion of the Arrangement, the individuals then serving as trustees of the Existing Trust shall become Trustees. Such individuals shall continue to serve as Trustees until the first annual meeting of Unitholders following the Effective Date or until their respective successors are elected or appointed and shall be eligible for re-election.
      Following completion of the Arrangement and the appointment of additional Trustees in the manner contemplated in Section 2.1 (the “Section 2.1 Appointees”), and, subject to, and consistent with, Section 2.3 and the Governance Agreements, the number of Trustees may be changed by the Trustees within such limits and additional Trustees appointed by the Trustees, provided that the Trustees may not, between meetings of Unitholders, appoint an additional Trustee if, after such appointment, the total number of Trustees would be greater than one and one-third times the number of Trustees in office immediately following the last annual meeting of Unitholders. The number of Trustees may also be changed by a resolution of the Unitholders.

2.2	Term of Office
      The Trustees shall be elected at each annual meeting of Unitholders for a term expiring at the conclusion of the next annual meeting or until their successors are elected or appointed and shall be eligible for re-election. Trustees appointed by the Trustees between meetings of Unitholders or to fill a vacancy, in each case in accordance with Sections 2.1 and 2.6, shall be appointed for a term expiring at the time that is the earlier of the conclusion of the next annual meeting of Unitholders and the election or appointment of their successors and shall be eligible for election or re-election.

2.3	Qualifications of Trustees
      The following Persons are disqualified from being a Trustee: (i) anyone who is less than 18 years of age; (ii) anyone who is of unsound mind and has been so found by a court in Canada or elsewhere (“adjudicated incompetence”); (iii) a Person who is not an individual; (iv) a Person who has the status of bankrupt; or (v) a Person who is an employee of the EVC Partnership. A majority of Trustees must be resident Canadians. In addition, a majority of the Trustees must be Independent Trustees. If at any time a majority of Trustees are not resident Canadians or a majority of the Trustees are not Independent Trustees, by virtue of a resignation or otherwise, the remaining Trustees shall appoint, consistent with Sections 2.1 and 2.6, a sufficient number of Trustees who are resident Canadians and/or who are Independent Trustees to comply with these requirements.

2.4	Election of Trustees

(a)	Other than the Initial Trustee and the Section 2.1 Appointees, the Trustees shall be elected by the vote of Unitholders at a meeting of Unitholders.

(b)	Other than in connection with the Initial Trustee or the Section 2.1 Appointees, the appointment or election of any Trustee (other than an individual who is serving as a Trustee immediately prior to such appointment or election) shall not become effective unless and until such individual shall have in writing accepted his appointment or election and agreed to be bound by the terms of this Declaration of Trust.

(c)	A quorum of the Trustees, as defined in Section 7.3, may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees (other than as provided for in Section 2.1) or from a failure of the Unitholders to elect the required number of Trustees at a meeting of Unitholders. In the absence of a quorum of the Trustees, or if the vacancy has arisen from a failure of the Unitholders to elect the required number of Trustees at a meeting of Unitholders, the Trustees shall forthwith call a special meeting of Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are no Trustees then in office, notwithstanding Section 6.2, any Unitholder may call the meeting.

2.5	Resignations, Removal and Death of Trustees

(a)	A Trustee may resign at any time by an instrument in writing signed by him and delivered or mailed to the Chair, President or Secretary of the Trust. Such resignation shall take effect on the date such notice is received by the Chair, President or Secretary of the Trust or at any later time specified in the notice. A Trustee may be removed at any time with or without cause by a majority of the votes cast at a meeting of Unitholders called for that purpose. The vacancy created by such removal may be filled at the same meeting. Any removal of a Trustee shall take effect immediately following the aforesaid vote, and any Trustee so removed shall be so notified by the Chair, Chief Executive Officer or another officer of the Trust forthwith following such removal.

(b)	Upon the resignation or removal of any Trustee, or his otherwise ceasing to be a Trustee, he shall: (i) cease to have the rights, privileges and powers of a Trustee hereunder; (ii) execute and deliver such documents as the remaining Trustees shall reasonably require for the conveyance of any Trust property held in his name; (iii) account to the remaining Trustees as they may require for all property which he holds as Trustee; and (iv) resign from all representative or other positions held by him in the Trust, upon which he shall be discharged from his obligations as Trustee.

(c)	Upon the incapacity or death of any Trustee, his legal representative shall execute and deliver on his behalf such documents as the remaining Trustees may require as provided in this Section. In the event that a Trustee or his legal representative, as applicable, is unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purpose of executing and delivering such required documents.

2.6	Vacancies
      The term of office of a Trustee shall terminate and a vacancy shall occur in the event of the death, resignation, bankruptcy, adjudicated incompetence or other incapacity to exercise the duties of the office, upon the removal of such Trustee or upon the Trustee becoming employed by the EVC Partnership. No such vacancy shall operate to annul this Declaration of Trust or affect the continuity of the Trust. Until vacancies are filled, the remaining Trustee or Trustees (even if less than a quorum) may exercise the powers of the Trustees hereunder.

2.7	Successor and Additional Trustees
      The right, title and interest of the Trustees in and to the property of the Trust shall vest automatically in all Persons who may hereafter become Trustees upon their due election or appointment and qualification without any further act, except, other than in connection with the Section 2.1 Appointees who shall be entitled to execute all of the rights and powers of a Trustee upon the deemed appointment pursuant to Section 2.1, consenting in writing to the acceptance of such appointment and agreeing to be bound by this Declaration of Trust and they shall thereupon have all the rights, privileges, powers, obligations and immunities of Trustees hereunder. Such right, title and interest shall vest in the Trustees whether or not conveyancing documents have been executed and delivered pursuant to Section 2.5 or otherwise.

2.8	Compensation and Other Remuneration
      The Trustees shall be paid such reasonable compensation for their services as the Trustees may from time to time determine. Trustees shall also be reimbursed for their reasonable travel and other expenses properly incurred in acting as a Trustee. Any compensation payable to the Trustees pursuant to this Declaration of Trust may be paid in cash, Units, securities that are equivalent to or convertible into Units, or such other securities of the Trust as the Trustees may determine from time to time, provided that the value of any non-cash compensation does not exceed the cash compensation which would otherwise be payable. Nothing contained herein shall preclude any Trustee from serving the Trust in any other capacity and receiving remuneration therefor.
ARTICLE 3
TRUSTEES’ POWERS AND DUTIES

3.1	General Powers
      The Trustees, subject only to the specific limitations contained in this Declaration of Trust, including Section 4.1, shall have, without further or other authorization and free from any control or direction on the part of the Unitholders, full, absolute and exclusive power, control and authority over the assets of the Trust and over the affairs of the Trust to the same extent as if the Trustees were the sole owners of such assets in their own right, to do all such acts and things as in their sole judgment and discretion are necessary or incidental to, or desirable for, the carrying out of any of the purposes of the Trust or conducting the affairs of the Trust. In construing the provisions of this Declaration of Trust, there shall be a presumption in favour of the power and authority having been granted to the Trustees. The enumeration of any specific power or authority herein shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. Except as specifically expressly stated in law not to be subject to waiver, the Trustees shall in carrying out investment activities not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees. Without limiting the generality of the foregoing, subject to Section 4.1, the Trustees may make any investments without being required to adhere to all of, or any particular portion of, the investment criteria or diversification requirements set forth in the Trustee Act (Alberta), as amended from time to time, including investments in mutual funds, common trust funds, unit trusts and similar types of investment vehicles, to alter or vary such investments from time to time in a like manner, to retain such investments for such length of time as the Trustees, in their discretion, determine and to delegate management and authority to discretionary managers of investment funds as the Trustees in their discretion determine appropriate.

3.2	Specific Powers and Authorities
      Subject only to the express limitations contained in this Declaration of Trust, including Sections 3.8, 3.9 and 4.1, and in addition to any powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or law, the Trustees, without any action or consent by the Unitholders, shall have and may exercise, on behalf of the Trust, at any time and from time to time, the following powers and authorities which may or may not be exercised by them in their sole judgment and discretion and in such manner and upon such terms and conditions as they may from time to time deem proper:

(a)	to supervise the activities and investments and conduct the affairs of the Trust;

(b)	following completion of the Arrangement, to supervise the public disclosure of the Trust as a public reporting issuer in accordance with applicable laws, including reviewing the quality and integrity of annual and interim financial statements, reviewing its accounting policies and practices; retaining, directing and monitoring the independence of the auditors; and reviewing the adequacy and effectiveness of the Trust’s system of internal controls and procedures;

(c)	to identify and recommend nominees as Trustees, monitor Trustee performance, establish Trustee compensation and develop and monitor the Trust’s approach to corporate governance issues;

(d)	to vote on behalf of and to represent the Trust as a securityholder in any Subsidiary of the Trust, including, following completion of the Arrangement, as:

(i)	a member of Fording LLC;

(ii)	a limited partner of Fording LP; and

(iii)	a securityholder of certain of the corporations comprising NYCO;

(e)	to establish the Trust’s distribution policy and to declare distributions from the Trust to Unitholders as provided for in Article 9;

(f)	following completion of the Arrangement, to monitor the distribution policies of each of the EVC Partnership and the Subsidiaries of the Trust including Fording LLC, Fording General Partner, Fording LP and NYCO;

(g)	to oversee the administration the Exchange Option Plan and any other compensation arrangements involving the issue of Units;

(h)	to adopt a written disclosure policy and insider trading policy;

(i)	to maintain records and provide reports to Unitholders;

(j)	to open, operate and close accounts and make other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(k)	to borrow money upon the credit of the Trust and the assets of the Trust;

(l)	to issue, reissue, sell or pledge debt obligations of the Trust and to make, accept, endorse, negotiate or otherwise deal with bonds, debentures, cheques, drafts, notes, orders for the payment of money, bills of exchange, bills of lading, acceptances and other financial instruments and obligations;

(m)	to mortgage, hypothecate, pledge or otherwise create a security interest in all or any movable or personal, immovable or real or other property of the Trust, owned or subsequently acquired, to secure any obligation of the Trust;

(n)	to obtain security, including encumbrances on assets, to secure the full payment of monies owed to the Trust and the performance of obligations in favour of the Trust, and to exercise all of the rights of the Trust, and to perform all of the obligations of the Trust, under such security;

(o)	to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration therefor and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

(p)	to renew or extend or participate in the renewal or extension of any security, upon such terms as may be deemed advisable, and to set or agree to a reduction in the rate of interest on any security or to any other modification or change in the terms of any security or of any guarantee pertaining thereto, in any manner and to any extent that they may deem advisable; and to waive any default whether in the performance of any covenant or condition of any security, or in the performance of any guarantee or to enforce the rights in respect of any such default in such manner and to such extent that they may deem advisable;

(q)	to manage the assets of the Trust;

(r)	subject to Section 8.1(a), to grant broad discretion to officers, employees or other person to administer and manage the day-to-day operations of the Trust and to make executive decisions which conform to the general policies and principles set forth in this Declaration of Trust or otherwise established by the Trustees from time to time, including but not limited to entering into the Administrative Services Agreement;

(s)	to invest and hold shares, units, beneficial interests, indebtedness, partnership interests, joint venture interests or other interests in any Person;

(t)	to cause title to any of the assets of the Trust to be drawn up in the name of such Person on behalf of the Trust or, to the extent permitted by applicable law, in the name of the Trust, as the Trustees shall determine;

(u)	to guarantee, on behalf of the Trust, or provide an indemnity on behalf of the Trust in connection with, the debts and obligations of any Affiliate or, in connection with, any affiliate or the EVC Partnership or, following completion of the Arrangement, of the EVC Partnership and to secure the obligations of the Trust under any such guarantee or indemnity with all or any property of the Trust then owned or thereafter acquired;

(v)	to enter into any agreement or instrument to create or provide for the issue of Units, to cause such Units to be issued for such consideration as the Trustees, in their sole discretion, may deem appropriate and to do such things and prepare and sign such documents to qualify such Units for sale in whatever jurisdictions in which they will be sold or offered for sale;

(w)	to redeem Units in accordance with Section 5.23;

(x)	to issue and deliver in specie distributions to Unitholders in accordance with Section 5.23(f);

(y)	to make or cause to be made application for the listing or quotation of the Units or other securities of the Trust on any stock exchanges, quotation systems or other markets as they determine in their discretion to be advisable and to do all things which in the opinion of the Trustees may be necessary or desirable to effect or maintain such listings or quotations;

(z)	to determine conclusively the value of any or all of the assets of the Trust from time to time and, in determining such value, to consider such information and advice as the Trustees in their sole judgment may deem material and reliable;

(aa)	to collect, sue for and receive all sums of money due to the Trust;

(bb)	to invest funds of the Trust as provided in Article 4;

(cc)	where reasonably required, to engage or employ on behalf of the Trust any Persons as agents, representatives, employees or independent contractors (including investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(dd)	except as prohibited by applicable law, to delegate any of the powers and duties of the Trustees to any one or more agents, representatives, officers, employees, independent contractors or other Persons, including, following the completion of the Arrangement, to the directors, officers and employees of Fording LLC, Fording General Partner, the corporations comprising NYCO and the EVC Partnership, without liability to the Trustees, except as provided in this Declaration of Trust;

(ee)	to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the assets of the Trust or the Trust’s affairs; to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(ff)	to arrange for insurance contracts and policies insuring the Trust, its assets and/or any or all of the Trustees, officers, employees or agents of the Trust, in their capacity as such, including against any and all claims and liabilities of any nature asserted by any Person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees, officers, employees or agents of the Trust;

(gg)	in addition to the mandatory indemnification provided for in Sections 13.1 and 13.5, to the extent permitted by law, to indemnify, or enter into agreements with respect to the indemnification of, any Person with whom the Trust has dealings including the Trustees, CDS, officers or employees of the Trust, the Trust’s registrar and transfer agent or escrow agent, to such extent as the Trustees shall determine;

(hh)	to cause legal title to any of the assets of the Trust to be held by and/or in the name of a Trustee or, except as prohibited by law, by and/or in the name of the Trust or any other custodian or Person, on such terms, in such manner, with such powers in such Person as the Trustees may determine and with or without disclosure that the Trust or the Trustee is interested therein; provided, however, that should legal title to any of the assets of the Trust be held by and/or in the name of any Person or Persons other than a Trustee or the Trust or a wholly-owned Subsidiary of the Trust, the Trustees shall require such Person or Persons to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(ii)	to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the exercise of any of the powers herein granted;

(jj)	to establish systems to monitor the qualification of the Trust as a “mutual fund trust” pursuant to the Tax Act and to do all such things as are required in order to preserve such qualification;

(kk)	to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the assets of the Trust, undertaking or taxable income of the Trust, or imposed upon or against the assets of the Trust, undertaking or taxable income of the Trust, or any part thereof and to settle or compromise disputed tax liabilities and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections and determinations in respect of the Income of the Trust or Net Realized Capital Gains of the Trust distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act (provided that to the extent necessary the Trustees will seek the advice of the Trust’s counsel or its auditor), and do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient; and

(ll)	to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

3.3	Further Powers of the Trustees
      The Trustees shall have the power to prescribe any form provided for or contemplated by this Declaration of Trust. The Trustees may make, adopt, amend, or repeal regulations containing provisions relating to the Trust, the conduct of its affairs, the rights or powers of the Trustees and the rights or powers of the Unitholders or officers of the Trust, provided that such regulations shall not be inconsistent with law or with this Declaration of Trust and not, in the opinion of the Trustees, prejudicial to Unitholders. The Trustees shall also be entitled to make any reasonable decisions, designations or determinations not inconsistent with law or with this Declaration of Trust that they may determine are necessary or desirable in interpreting, applying or administering this Declaration of Trust or in administering, managing or operating the Trust. To the extent of any inconsistency between this Declaration of Trust and any regulation, decision, designation or determination made by the Trustees, this Declaration of Trust shall prevail and such regulation, decision, designation or determination shall be deemed to be modified to eliminate such inconsistency. Any regulations, decisions, designations or determinations made in accordance with this Section shall be conclusive and binding upon all Persons affected thereby.
      Subject to any agreement between the Trust and any Trustee and subject as otherwise herein provided, the Trustees may from time to time in their discretion appoint, employ, invest in, contract or deal with any Person including any affiliate of any of them and any Person in which any one or more of them may be directly or indirectly interested and, without limiting the generality of the foregoing, any Trustee may purchase, hold, sell, invest in or otherwise deal with property of the same class and nature as may be held by the Trustees as property of the Trust, whether for the Trustee’s own account or for the account of another (in a fiduciary capacity or otherwise), without being liable to account therefor and without being in breach of his duties and responsibilities hereunder.

3.4	Standard of Care
      The exclusive standard of care required of the Trustees in exercising their powers and carrying out their functions hereunder shall be that they exercise their powers and discharge their duties hereunder as Trustees honestly, in good faith and in the best interests of the Trust and the Unitholders and in connection therewith, that they exercise the degree of care, diligence and skill that a reasonably prudent Person would exercise in comparable circumstances. Unless otherwise required by law, no Trustee shall be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees in their capacity as Trustees shall not be required to devote their entire time to the affairs of the Trust. It is intended that the standard of care and the duties of the Trustees be equivalent to and interpreted as equivalent to those applicable to a director of a corporation governed by the CBCA.

3.5	Reliance Upon Trustees
      Any Person dealing with the Trust in respect of any matters pertaining to the assets of the Trust and any right, title or interest therein or to securities of the Trust shall be entitled to rely on a certificate or statutory declaration (including a certificate or statutory declaration as to the passing of a resolution of the Trustees) executed by any single Trustee or, without limiting the foregoing, such other Persons as may be authorized by the Trustees as to the capacity, power and authority of the Trustees or any such other Persons to act for and on behalf and in the name of the Trust. No Persons dealing with the Trustees shall be bound to see to the application of any funds or property passing into the hands or control of the Trustees. The receipt by or on behalf of the Trustees for monies or other consideration shall be binding upon the Trust.

3.6	Determinations of Trustees Binding
      All determinations of the Trustees that are made in good faith with respect to any matters relating to the Trust, including whether any particular investment or disposition meets the requirements of this Declaration of Trust, shall be final and conclusive and shall be binding upon the Trust and all Unitholders (and, where the Unitholder is a Deferred Income Plan, registered education savings plan or registered pension fund or plan as defined in the Tax Act, or other similar fund or plan registered under the Tax Act, upon plan beneficiaries and plan holders past, present and future), and Units shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

3.7	Conflict of Interest
      If a Trustee or an officer of the Trust: (i) is a party to a material agreement or material transaction or proposed material agreement or material transaction with the Trust or its Subsidiaries (including, for greater certainty, following completion of the Arrangement, the EVC Partnership and any of its Subsidiaries); or (ii) is a director or officer of, or otherwise has a material interest in, any Person who is a party to a material agreement or material transaction or proposed material agreement or material transaction with the Trust or its Subsidiaries (including, for greater certainty, following completion of the Arrangement, the EVC Partnership and any of its Subsidiaries), such Trustee or officer shall disclose in writing to the Trustees or request to have entered into the minutes of meetings of the Trustees the nature and extent of such interest as follows:

(a)	The disclosure required in the case of a Trustee shall be made:

(i)	at the meeting of Trustees at which a proposed contract or transaction is first considered;

(ii)	if the Trustee was not then interested in a proposed contract or transaction, at the first such meeting of Trustees after he or she becomes so interested;

(iii)	if the Trustee becomes interested after a contract is made or a transaction is entered into, at the first meeting of Trustees after he or she becomes so interested; or

(iv)	if an individual who is interested in a contract or transaction later becomes a Trustee, at the first such meeting of Trustees after he or she becomes a Trustee.

(b)	The disclosure required in the case of an officer of the Trust who is not a Trustee shall be made:

(i)	immediately after such officer becomes aware that the contract or transaction or proposed contract or transaction is to be considered or has been considered at a meeting of the Trustees;

(ii)	if such officer becomes interested after a contract is made or transaction is entered into, immediately after such individual becomes aware that he or she has become so interested; or

(iii)	if an individual who is interested in a contract or a transaction later becomes an officer of the Trust, immediately after he or she becomes an officer of the Trust.

(c)	Notwithstanding Sections 3.7(a) and (b), where this Section applies to a Trustee or officer of the Trust in respect of a material agreement or transaction or proposed material agreement or transaction that, in the ordinary course of the affairs of the Trust, would not require approval by the Trustees or the Unitholders, such Trustee or officer of the Trust shall disclose in writing to the Trustees or request to have entered into the minutes of meetings of the Trustees the nature and extent of the interest of such Trustee or officer of the Trust immediately after he or she becomes aware of the contract or transaction or proposed contract or transaction.

(d)	A Trustee referred to in this Section shall not vote on any resolution to approve the said contract or transaction unless the contract or transaction is:

(i)	one relating primarily to his or her remuneration as a Trustee, officer, employee or agent of the Trust or an affiliate; or

(ii)	one for indemnity under Section 13.1 hereof or the purchase of liability insurance.

(e)	For the purposes hereof, a general notice to the Trustees by a Trustee or an officer of the Trust disclosing that he or she is a director or officer of or has a material interest in a Person or that there has been a material change in the nature of the director’s or officer’s interest in a Person and such Trustee or officer of the Trust is to be regarded as interested in any contract made or any transaction entered into with that Person is a sufficient disclosure of interest in relation to any contract so made or transaction so entered into. In the event that a meeting of Unitholders is called to confirm or approve a contract or transaction which is the subject of a general notice to the Trustees, the nature and extent of the interest in the contract or transaction of the Person giving such general notice shall be disclosed in reasonable detail in the notice calling the said meeting of Unitholders or in any information circular required by this Declaration of Trust or by law.

(f)	Where a material agreement is made or a material transaction is entered into between the Trust and a Trustee or an officer of the Trust, or between the Trust and another Person in which a Trustee or an officer of the Trust has a material interest:

(i)	such Trustee or officer is not accountable to the Trust or to the Unitholders for any profit or gain realized from the contract or transaction; and

(ii)	the contract or transaction is not invalid by reason only of that relationship or by reason only that such Trustee is present at or is counted to determine the presence of a quorum at the meeting of the Trustees that authorized the contract or transaction;

if such Trustee or officer disclosed his or her interest in accordance with this Section 3.7, and the contract or transaction was reasonable and fair to the Trust at the time it was so approved.

(g)	Notwithstanding anything in this Section, but without limiting the effect of Section 3.7(f), a Trustee or an officer of the Trust, acting honestly and in good faith, is not accountable to the Trust or to the Unitholders for any profit or gain realized from any such contract or transaction by reason only of his or her holding such office or position, and the contract or transaction, if it was reasonable and fair to the Trust at the time it was approved, is not by reason only of such Trustee’s or officer’s interest therein invalid, where:

(i)	the contract or transaction is confirmed or approved by special resolution at a meeting of Unitholders duly called for that purpose; and

(ii)	the nature and extent of such Trustee’s or officer’s interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in any information circular required by this Declaration of Trust or by law.

(h)	Subject to Section 3.7(g), where a Trustee or an officer of the Trust fails to disclose his or her interest in a material agreement or transaction in accordance with this Declaration of Trust or otherwise fails to comply with this Section, the Trustees or any Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the contract or transaction and the court may set aside the contract or transaction on any terms that it thinks fit, or require that such Trustee or officer account to the Trust for any profit or gain realized on it, or do both those things.

(i)	Notwithstanding anything in this Declaration of Trust, any contract or transaction between the Trust and its, directly and indirectly, wholly-owned Subsidiaries is not considered to give rise to the application of this Section. Further, following completion of the Arrangement, the interest of an officer of the Trust or its Subsidiaries (who is also an officer or employee of the EVC Partnership) in any transactions between the EVC Partnership and the Trust or its Subsidiaries, whose only interest arises by virtue of being an officer or employee of the EVC Partnership, is deemed to have been disclosed. In addition, following completion of the Arrangement, so long as any affiliate of Teck Cominco is a partner of the EVC Partnership, the interest of any Trustee in any transactions between the EVC Partnership or its Subsidiaries and the Trust or its Subsidiaries whose only interest arises by virtue of such Trustee being a director, officer or employee of Teck Cominco or its affiliates is deemed to have been disclosed.

(j)	Subject to applicable laws, nothing in this Declaration of Trust shall prevent a Trustee from purchasing, selling or holding Units in his or her personal capacity, nor shall anything herein create any personal liability for such Trustee to account to the Trust or the Unitholders for any profits from such purchasing, selling or holding of Units.

3.8	Special Approval Matters

(a)	Notwithstanding anything herein to the contrary, following completion of the Arrangement, the approval of a majority of the Trustees other than the nominee(s) of the Principal Unitholder in question shall be required with respect to any decision:

(i)	to enter into any agreement or transaction in which that Principal Unitholder has a material interest or make a material change to any such agreement or transaction; or

(ii)	relating to a claim by or against or enforcement or waiver of material rights in respect of that Principal Unitholder.

(b)	Notwithstanding anything herein to the contrary, following completion of the Arrangement, the approval of the Independent Trustees shall be required with respect to any decision to appoint a Person who is a director, officer or employee of Teck Cominco or its affiliates or the EVC Partnership as an officer of the Trust.

3.9	Restrictions on Trustees’ Powers
      Notwithstanding anything herein to the contrary, following completion of the Arrangement, the following restrictions shall apply to the Trustees:

(a)	The Trustees shall cause Fording LLC to vote the common shares of Fording General Partner held by Fording LLC (x) in favour of nominees to the Fording General Partner board of directors approved by, or (y) in favour of removal of any director when such removal is approved by, more than 50% of votes cast at a meeting of Unitholders called for that purpose, provided that:

(i)	none of the directors of Fording General Partner is an employee of the EVC Partnership;

(ii)	a majority of the directors of Fording General Partner are Independent Directors; and

(iii)	a majority of the directors of Fording General Partner are not Trustees.

In the event that the Unitholders approve nominees (or the removal of directors) such that the election of such nominees (or removal of directors) would not comply with the conditions set forth in items (i) through (iii) above, the Trustees may appoint such other natural Persons as directors of Fording General Partner as is necessary to result in compliance with such conditions.

(b)	Following completion of the Arrangement, the Trustees shall not authorize or cause to be authorized:

(i)	any combination, merger, amalgamation or arrangement of or involving Fording LLC, Fording General Partner or Fording LP with any other person, except in conjunction with an Internal Reorganization;

(ii)	any disposition of all or substantially all of the assets of the Trust, Fording LLC, Fording General Partner or Fording LP, except in conjunction with an Internal Reorganization;

(iii)	the disposition of any securities of Fording LLC, Fording General Partner or Fording LP held directly or indirectly by the Trust, except: (A) in connection with an Internal Reorganization; (B) pursuant to the redemption rights of Unitholders in accordance with the provisions of the Declaration of Trust; or (C) in connection with financing transactions that do not result in the Trust ceasing to control, directly and indirectly, Fording LLC, Fording General Partner and Fording LP following completion of such transactions;

(iv)	the issuance of any securities in the capital of Fording LLC, Fording General Partner or Fording LP, other than to the Trust or another wholly-owned Subsidiary of the Trust, except: (A) in connection with an Internal Reorganization; (B) pursuant to the redemption rights of Unitholders in accordance with the provisions of the Declaration of Trust; or (C) in connection with financing transactions that do not result in the Trust ceasing to control, directly or indirectly, Fording LLC, Fording General Partner and Fording LP following completion of such transaction;

(v)	the amendment of the articles of arrangement of Fording General Partner, except in conjunction with an Internal Reorganization or except if the Independent Trustees determine that there is no material prejudice to Unitholders from such amendment;

(vi)	the liquidation or dissolution of Fording LLC, Fording General Partner or Fording LP, except in connection with an Internal Reorganization; or

(vii)	the voluntary termination, dissolution or winding up of Fording LP;

without the authorization of at least 66 2/3 % of the votes cast at a meeting of the Unitholders called for such purpose.

(c)	Until February 26, 2008 and provided that Luscar holds, directly or indirectly, and on a continuous basis, from February 23, 2003, any units of the Existing Trust or Units received upon the exchange of such units of the Existing Trust for Units pursuant to the Plan of Arrangement, the Trustees shall not authorize the disposition by the Trust of more than 90% of its limited partnership interest in Fording LP, except:

(i)	in conjunction with an Internal Reorganization; or

(ii)	pursuant to the redemption rights of Unitholders in accordance with the provisions of the Declaration of Trust;

without the authorization of at least 75% of the votes cast at a meeting of the Unitholders called for such purpose.
ARTICLE 4
INVESTMENTS OF TRUST

4.1	Investment Guidelines
      Subject to the terms and conditions of this Declaration of Trust, the Trust is an open-ended trust and its operations and activities shall be restricted to:

(a)	investing in such securities as may be approved from time to time by the Trustees, including membership interests in Fording LLC, limited partnership interests and royalty interests in Fording LP and securities of NYCO and lending funds to Fording LLC, Fording General Partner, Fording LP and NYCO and each of their respective affiliates;

(b)	issuing guarantees or indemnities of the obligations and indebtedness of any of its directly or indirectly wholly-owned Subsidiaries and, following completion of the Arrangement, EVC Partnership and its subsidiaries, and charging, pledging, hypothecating or granting any security interest, mortgage or encumbrance over or with respect to any or all of the Trust’s assets in connection with any such guarantee;

(c)	issuing Units;

(d)	issuing debt securities or borrowing funds (including by means of letters of credit, bank guarantees and bankers’ acceptances);

(e)	purchasing securities pursuant to any issuer bid made by the Trust;

(f)	issuing rights and Units pursuant to any Unitholder rights plan adopted by the Trust or its Unitholders;

(g)	satisfying obligations of the Trust;

(h)	disposing of any part of the assets of the Trust;

(i)	temporarily holding cash, short term investments and other investments for the purpose of paying the expenses and liabilities of the Trust, paying amounts payable by the Trust in connection with the redemption of any Units or other securities of the Trust and making distributions to Unitholders; and

(j)	undertaking such other activities as shall be approved by the Trustees from time to time or which are contemplated by this Declaration of Trust provided that such activity does not result in the Trust not being considered either a “unit trust” or a “mutual fund trust” for purposes of the Tax Act.

4.2	Other Investments
      To the extent that any monies or other property received by the Trust or the Trustees are not to be immediately used by the Trustees for the purpose of making distributions under Article 9 of this Declaration of Trust, the Trustees are hereby authorized and, where prudent to do so, shall invest such monies in: (i) debt obligations of or guaranteed by the Government of Canada or a province of Canada; (ii) short term commercial paper obligations of a corporation whose short term commercial paper is rated R-1 or higher by Dominion Bond Rating Service Limited or A-1 or higher by Standard and Poor’s Corporation; or (iii) interest-bearing accounts and certificates of deposit issued or guaranteed by a Canadian chartered bank or any other bank which lends to the Trust or its Subsidiaries. For the purpose hereof, “short term” shall mean having a date of maturity or call for payment not more than 90 days from the date on which the investment is made.
ARTICLE 5
UNITS

5.1	Nature of Units

(a)	The beneficial interests in the Trust shall be divided into Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein, and the interest of each Unitholder shall be determined by the number of Units registered in the name of the Unitholder. The aggregate number of Units which is authorized and may be issued hereunder is unlimited.

(b)	Any distribution from the Trust and any payment out of the net assets of the Trust upon a termination or winding up of the Trust shall be divided among and paid to Unitholders on a pro rata basis. Each Unit represents the right to an equal interest in the portion of any distributions or other amounts payable to Unitholders. All Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Unit shall entitle the holder of record thereof to one vote at all meetings of Unitholders or in respect of any written resolution of Unitholders.

5.2	Consolidation of Units
      Unless the Trustees determine otherwise, immediately after any pro rata distribution of additional Units to all Unitholders pursuant to Section 9.6, the number of the outstanding Units will automatically be consolidated such that each such holder’s beneficial interest in the Trust will be unchanged and unaffected, and each such holder will hold after the consolidation the same number of Units as such holder held before the distribution of additional Units. In this case, each Unit certificate representing the number of Units prior to the distribution of additional Units is deemed to represent the same number of Units after the non-cash distribution of additional Units and the consolidation.
      Notwithstanding the foregoing, where tax is required to be withheld from a Unitholder’s share of the distribution, the consolidation will result in such Unitholder holding that number of Units equal to (i) the number of Units held by such Unitholder prior to the distribution plus the number of Units received by such Unitholder in connection with the distribution (net of the number of whole and part Units withheld on account of withholding taxes) multiplied by (ii) the fraction obtained by dividing the aggregate number of Units outstanding prior to the distribution by the aggregate number of Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholder. Such Unitholder will be required to surrender the Unit certificates, if any, representing such Unitholder’s original Units, in exchange for a Unit certificate representing such Unitholder’s post-consolidation Units.

5.3	Consideration for Units
      A Unit shall not be fully paid until the consideration therefor has been received in full by or on behalf of the Trust. The consideration for any Unit shall be paid in money or in property (including an obligation to pay consideration in instalments) or in past services received by the Trust that are not less in value than the fair equivalent of the money that the Trust would have received if the Unit had been issued for money. In determining whether property or past services are the fair equivalent of consideration paid in money, the Trustees may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to benefit the Trust.

5.4	No Pre-Emptive Rights
      No Person shall be entitled, as a matter of right, to subscribe for or purchase any Units. There are no pre-emptive rights attaching to the Units.

5.5	Fractional Units
      If, as a result of any act of the Trustees hereunder, any Person becomes entitled to a fraction of a Unit, such Person shall not be entitled to receive a certificate therefor. Fractional Units shall not, except to the extent that they may represent in the aggregate one or more whole Units, entitle the holders thereof to notice of or to attend or to vote at meetings of Unitholders. Subject to the foregoing, such fractional Units shall have attached thereto the rights, restrictions, conditions and limitations attaching to whole Units in the proportion that they bear to a whole Unit.

5.6	Legal Ownership of Assets of the Trust
      The legal ownership of the assets of the Trust and the right to conduct the affairs of the Trust are vested exclusively in the Trustees, and the Unitholders shall have no interest therein other than the beneficial interest in the Trust conferred by the Units issued hereunder as described in Section 1.11. Unitholders shall have no right to compel any partition, division or distribution of the Trust or any of the assets of the Trust, except pursuant to Sections 5.23 and Article 12. The Units shall be personal property and shall confer upon the holders thereof only the interest and rights, and impose upon the holders thereof only those liabilities and obligations, specifically set forth in this Declaration of Trust. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust except as specifically provided for herein.

5.7	Allotment and Issue
      The Trustees may allot and issue Units at such time or times and in such manner (including pursuant to any plan from time to time in effect relating to reinvestment by Unitholders of distributions of the Trust in Units) and to such Person, Persons or class of Persons as the Trustees in their sole discretion shall determine. The price or the value of the consideration for which Units may be issued and the terms and conditions of issuance of the Units shall be determined by the Trustees in their sole discretion. In the event that Units are issued in whole or in part for consideration other than money, the resolution of the Trustees allotting and issuing such Units shall express the fair equivalent in money of the other consideration received.

5.8	Rights, Warrants, Options and Other Securities
      The Trust may create and issue rights, warrants or options to subscribe for fully paid Units, which rights, warrants or options may be exercisable at such subscription price or prices and at such time or times as the Trustees may determine. The rights, warrants or options so created may be issued for such consideration or for no consideration, all as the Trustees may determine. A right, warrant or option shall not be a Unit and a holder thereof shall not be a Unitholder by virtue of holding such rights, warrants or options.
      The Trustees may create and issue indebtedness of the Trust in respect of which interest, premium or principal payable thereon may be paid, at the option of the Trust or the holder, in fully paid Units, or which indebtedness, by its terms, may be convertible into Units at such time and for such prices as the Trustees may determine. Any indebtedness so created shall not be a Unit, unless and until fully paid Units are issued in accordance with the terms of such indebtedness.

5.9	Commissions and Discounts
      The Trustees may provide for the payment of commissions or may allow discounts to Persons in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, for Units or other securities of the Trust or of their agreeing to produce subscriptions therefor, whether absolute or conditional.

5.10	Transferability
      Subject to the terms of this Declaration of Trust and to applicable laws, the Units are freely transferable, and the Trustees may in their discretion apply for the listing or quotation of the Units on such stock exchanges or quotation services as they deem commercially reasonable.

5.11	Status of Trust as a Mutual Fund Trust
      If at any time, the Trustees, in their discretion, determine that it is advisable and in the best interests of the Trust to act so that the Trust continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may take one or more actions as the Trustees shall, in their discretion, determine are required in order to maintain such status.

5.12	Certificates
      Subject to Section 5.13 and the Plan of Arrangement, each Unitholder or his duly authorized agent is entitled to a certificate bearing an identifying serial number in respect of the Units held by him, signed in the manner hereinafter prescribed, but the Trust is not bound to issue more than one certificate in respect of a Unit or Units held jointly or in common by two or more Persons and delivery of a certificate to one of them shall be sufficient delivery to all. No certificate shall be issued to evidence any fractional Units.
      Except as otherwise provided below, the Units shall be represented in the form of one or more fully registered Unit certificates and Units shall be issued in fully registered form to holders or their nominees and a purchaser of a Unit shall be entitled to a certificate or other instrument from the Trust evidencing that purchaser’s ownership thereof. If approved by the Trustees, the Trust may adopt a book-based system whereby the Units shall be represented in the form of one or more fully registered global Unit certificates held by, or on behalf of, CDS, as custodian of a global certificate for the participants of CDS, registered in the name of CDS or its nominee, and registration of ownership and transfers of the Units shall be effected only through the book-based system administered by CDS.

5.13	Certificate Fee
      The Trustees may establish a fee, not to exceed the amount prescribed under the CBCA, to be charged for every certificate issued evidencing the ownership of Units.

5.14	Form of Certificate
      The form of certificate representing Units shall be in such form as is from time to time authorized by the Trustees. Signatures of Trustees or officers of the Trust required on Unit certificates may be printed or otherwise mechanically reproduced thereon. If a Unit certificate contains a printed or mechanically reproduced signature of a Person, the Trust may issue the certificate even though the Person has ceased to be a Trustee or an officer of the Trust and such certificate is as valid as if the Person were a Trustee or an officer at the date of its issue.

5.15	Register
      A register (the “Register”) shall be kept by, or on behalf and under the direction of, the Trustees, which Register shall contain the names and addresses of Unitholders, the respective numbers of Units held by them, the certificate numbers of the certificates of such Units and a record of all transfers thereof. The Trustees may appoint one or more chartered banks or trust companies to act as transfer agent(s) and to act as registrar(s) for Units and may provide for the transfer of Units in one or more places within Canada. In the event of such appointment, such transfer agents and registrars shall keep all necessary registers and other books (which may be kept on a computer or similar device) for recording original issues and registering and transferring the Units. If the Trustees have appointed a registrar and transfer agent and following completion of the Arrangement, no certificate for Units shall be valid unless countersigned by or on behalf of a transfer agent and/or registrar. Only Unitholders whose Units are recorded on the Register shall be entitled to vote or to receive distributions or otherwise exercise or enjoy the rights of Unitholders.

5.16	Entry on Register
      Subject to Sections 5.11 and 5.12, upon any issue of Units, the name of the subscriber shall be promptly entered on the Register as the owner of the number of Units issued to such subscriber, or if the subscriber is already a Unitholder, the Register shall be amended to include his additional Units.

5.17	Successors in Interest to Unitholders
      Any Person becoming entitled to any Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law shall be recorded in the Register as the holder of such Units, but until such record is made, the Unitholder of record shall continue to be and shall be deemed to be the holder of such Units for all purposes whether or not the Trust, the Trustees or the transfer agent or registrar of the Trust shall have actual or other notice of such death, bankruptcy, incompetence or other event. The Person becoming entitled to such Units shall be bound by every notice or other document in respect of the Units which shall have been duly given to the Unitholder from whom he derives his title to such Units.

5.18	Units Held Jointly or in Fiduciary Capacity
      The Trust may treat two or more Persons holding any Unit as joint tenants of the entire interest therein unless the ownership is expressly otherwise recorded on the Register, but no entry shall be made in the Register or on any certificate that any Person is in any other manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any Person recorded in the Register or on any certificate as a Unitholder may, subject to the provisions herein contained, be described in the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship.

5.19	Recognition of Registered Owners
      None of the Trustees, the officers of the Trust, Unitholders or any transfer agent or other agent of the Trust or the Trustees shall have a duty to inquire into any claim that a transfer of a Unit or other security of the Trust was or would be wrongful or that a particular adverse Person is the owner of or has an interest in the Unit or other security or any other adverse claim, or be bound to see to the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or other securities or any interest therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Units or other securities or interest therein by any such Unitholder or holder of such security or his or her personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any Person as having any interest therein, except for the Person recorded as the Unitholder or holder of such security.

5.20	Lost Certificates
      In the event that any certificate for Units is lost, stolen, destroyed or mutilated, any Trustee or any Approved Officer of the Trust may authorize the issuance of a new certificate for the same number of Units in lieu thereof. Any Trustee or any Approved Officer of the Trust may in his or her discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make such affidavit or statutory declaration, setting forth such facts as to the loss, theft, destruction or mutilation, as the Trustee or the Approved Officer of the Trust deems necessary and may require the applicant to supply to the Trust a “lost certificate” or similar bond in such reasonable amount as the Trustee or the Approved Officer of the Trust directs indemnifying the Trustees or any officers of the Trust, the transfer agents and registrars for so doing. Any Trustee or any Approved Officer of the Trust shall have the power to acquire from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated certificates. The Trust shall pay all premiums and other sums of money payable for such purpose out of the property of the Trust with such contribution, if any, by those insured as may be determined by the Trustee or Approved Officer of the Trust. If such blanket lost security bond is acquired, the Trustee or Approved Officer of the Trust may authorize and direct (upon such terms and conditions as they may from time to time impose) any registrar, transfer agent, trustee, or others to whom the indemnity of such bond extends to take such action to replace such lost, stolen, destroyed or mutilated certificates without further action or approval by the Trustee or Approved Officer of the Trust.

5.21	Death of a Unitholder
      The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or give the personal representatives or the heirs of the estate of the deceased Unitholder a right to an accounting or to take any action in the courts or otherwise against other Unitholders or the Trustees, officers of the Trust or the property of the Trust, but shall only entitle the personal representatives or the heirs of the estate of the deceased Unitholder to succeed to all rights of the deceased Unitholder under this Declaration of Trust.

5.22	Unclaimed Payments
      In the event that the Trustees hold any amounts to be paid to Unitholders under Article 9, Section 12.3 or otherwise because such amounts are unclaimed or cannot be paid for any reason, neither the Trustees nor any distribution disbursing agent shall be under any obligation to invest or reinvest the same and shall only be obligated to hold the same in a current or other non-interest bearing account with a chartered bank or trust company pending payment to the Person or Persons entitled thereto. The Trustees shall, as and when required by law, and may at any time prior to such required time, pay all or part of such amounts so held to a court in the province where the Trust has its principal office or to the Public Guardian and Trustee (or other similar government official or agency) in the province where the Trust has its principal office whose receipt shall be a fulfilment and discharge of the obligations of the Trustees.

5.23	Redemption of Units
      Each Unitholder shall be entitled to require the Trust to redeem at any time at the demand of the Unitholder all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with the following conditions:

(a)	To exercise a Unitholder’s right to require redemption under this Section 5.23, a duly completed and properly executed notice surrendering the Units for redemption and requiring the Trust to redeem Units, in the form attached hereto as Appendix A, until a substitute form is otherwise approved by the Trustees, shall be delivered to the Trust at the head office of the Trust (or as the Trustees may otherwise direct). No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the Person giving such notice.

(b)	Upon receipt by the Trust of the notice to redeem Units, the Unitholder shall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor), including the right to receive any distributions thereon which are declared payable to the holders of Units of record on a date which is subsequent to the day of receipt by the Trust of such notice. Units shall be considered to be tendered for redemption on the date that the Trust has, to the satisfaction of the Trustees, received the notice and other required documents or evidence as aforesaid.

(c)	Upon receipt by the Trust of the notice to redeem Units in accordance with this Section 5.23, the holder of the Units tendered for redemption shall be entitled to receive a price per Unit (the “Redemption Price”) equal to the lesser of:

(i)	90% of the “market price” of the Units on the principal market on which the Units are quoted for trading during the ten trading day period ending immediately prior to the date on which the Units are surrendered to the Trust for redemption (the “Redemption Date”); and

(ii)	100% of the “closing market price” on the principal market on which the Units are quoted for trading, on the Redemption Date.

For the purposes of this calculation, the “market price” for the Units will be an amount equal to the average of the closing price of the Units for each of the trading days for the ten trading days reference period on which there was a closing price on the principal exchange or market on which the Units are quoted for trading; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the “market price” shall be an amount equal to the average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the ten trading days in the reference period, the “market price” shall be the average of the following prices established for each of the ten trading days: (i) the average of the last bid and ask prices for each day on which there was no trading; (ii) the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and (iii) the average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day.

For the purposes of this calculation, the “closing market price” of the Units shall be an amount equal to the closing price of the Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest trading prices of Units traded on a particular day; or the average of the last bid and last ask price of the Units if there was no trading on the date.

If a Unitholder is not entitled to receive cash upon the redemption of Units in circumstances in which Sections 5.23(e)(ii) or (iii) apply, then the Redemption Price shall be equal to the fair market value of the Units as determined by the Trustees.

(d)	Subject to Sections 5.23(e) and 5.23(f), the Redemption Price payable in respect of the Units tendered for redemption during any month shall be paid by cheque, drawn on a Canadian chartered bank or a trust company in lawful money of Canada, payable at par to or to the order of the Unitholder who exercised the right of redemption on or before the last day of the calendar month following the month in which the Units were tendered for redemption. Payments made by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of a cheque in a postage prepaid envelope addressed to the former holder of Units unless such cheque is dishonoured upon presentment. Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

(e)	Section 5.23(d) shall not be applicable to Units tendered for redemption by a holder of Units, if:

(i)	the total amount payable by the Trust pursuant to Section 5.23(c) in respect of such Units and all other Units tendered for redemption prior thereto in the same calendar month exceeds $50,000 (the “Monthly Limit”); provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(ii)	at the time the Units are tendered for redemption, the outstanding Units are not listed for trading or quoted on any stock exchange, quotation system or other market which the Trustees consider, in their sole discretion, provides representative fair market value prices for the Units; or

(iii)	the normal trading of the outstanding Units is suspended or halted on any stock exchange on which the Units are listed (or, if not listed, on a stock exchange, on any quotation system or other market on which the Units are quoted for trading) on the Redemption Date or for more than five trading days during the ten trading day period ending on the Redemption Date.

(f)	If, pursuant to Sections 5.23(e)(ii) or 5.23(e)(iii), Section 5.23(d) is not applicable to Units tendered for redemption by a Unitholder, the Redemption Price per Unit specified in Section 5.23(c) to which the Unitholder would otherwise be entitled shall, subject to receipt of all necessary regulatory approvals (which the Trust shall use commercially reasonable efforts to obtain), be paid and satisfied by way of a distribution in specie of securities of the Trust or any of its Subsidiaries having a fair market value, as determined by the Trustees, equal to the Redemption Price of the surrendered Units.

(g)	If, pursuant to Section 5.23(e)(i), Section 5.23(d) is not applicable to the Units tendered for redemption by a Unitholder, the Redemption Price per Unit to which the Unitholder would otherwise be entitled shall be paid and satisfied as follows:

(i)	a portion of the Redemption Price per Unit equal to the Monthly Limit divided by the number of Units tendered for redemption in the month shall be paid and satisfied in cash, in accordance with Section 5.23(d) applied mutatis mutandis; and

(ii)	subject to receipt of all necessary regulatory approvals (which the Trust shall use commercially reasonable efforts to obtain), the remainder of the Redemption Price per Unit shall be paid and satisfied by way of a distribution in specie to such Unitholder of securities of the Trust or any of its Subsidiaries, in accordance with Section 5.23(f) applied mutatis mutandis.

Upon such payment, the Trust shall be discharged from all liability to the former Unitholder in respect of the Units so redeemed.

(h)	All Units which are redeemed under this Section 5.23 shall be cancelled and such Units shall no longer be outstanding and shall not be reissued.

(i)	The amount of any capital gains or income realized in a year by the Trust as a result of any disposition of property by the Trust undertaken to permit or facilitate the redemption of Units pursuant to this Section 5.23 may, for purposes of computing the net income of the Trust under the Tax Act or other tax legislation, be treated as having been paid in the year by the Trust to the Unitholders redeeming Units in such year and having been designated as a taxable capital gain to such Unitholder.

5.24	Purchase of Units
      The Trust shall be entitled to purchase for cancellation at any time the whole or from time to time any part of the outstanding Units, at a price per Unit and on a basis determined by the Trustees in compliance with all applicable securities laws, regulations, rules, blanket orders, notices or policies or the rules or applicable policies of any stock exchange.

5.25	Right to Acquire

(a)	If within 120 days after the date of a take-over bid for Units, the bid is accepted by the holders of not less than 90% of the Units, other than Units held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror, the offeror is entitled, on complying with this Section 5.25, to acquire the Units held by the Dissenting Offerees.

(b)	An offeror may acquire Units held by a Dissenting Offeree by sending by mail within 60 days after the date of termination of the take-over bid and in any event within 180 days after the date of the take-over bid, an offeror’s notice to each Dissenting Offeree stating that:

(i)	the offerees holding more than 90% of the Units to which the bid relates accepted the take-over bid, other than Units held at the date of the take-over bid by or on behalf of the offeror or an affiliate or associate of the offeror;

(ii)	the offeror is bound to take up and pay for or has taken up and paid for the Units of the offerees who accepted the take-over bid;

(iii)	a Dissenting Offeree is required to elect:

(A)	to transfer their Units to the offeror on the terms on which the offeror acquired the Units from the offerees who accepted the take-over bid, or

(B)	subject to Section 5.25(r), to demand payment of the fair value of the Units in accordance with Sections 5.25(h)(i) to (q) by notifying the offeror within 20 days after receiving the offeror’s notice;

(iv)	a Dissenting Offeree who does not notify the offeror in accordance with Section 5.25(b)(iii)(B) is deemed to have elected to transfer the Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid; and

(v)	a Dissenting Offeree must send notice of the election under Section 5.25(d)(ii) to the Trust within 20 days after he receives the offeror’s notice.

(c)	Concurrently with sending the offeror’s notice under Section 5.25(b), the offeror shall send to the Trust a notice disclosing the name and address of the offeror and the name of the Dissenting Offeree with respect to each Unit held by a Dissenting Offeree failing which, it is deemed to have elected to transfer the Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid; and

(d)	A Dissenting Offeree to whom an offeror’s notice is sent under Section 5.25(b) shall, within 20 days after receiving that notice:

(i)	send the certificate(s) representing the Units to the Trust; and

(ii)	elect:

(A)	to transfer the Units to the offeror on the terms on which the offeror acquired the Units from the offerees who accepted the take-over bid; or

(B)	to demand payment of the fair value of the Units in accordance with Sections 5.25(h)(i) to (q) by notifying the offeror.

(e)	A Dissenting Offeree who does not notify the offeror in accordance with Section 5.25(d)(ii)(B) is deemed to have elected to transfer the Units to the offeror on the same terms on which the offeror acquired the Units from the offerees who accepted the take-over bid.

(f)	Within 20 days after the offeror sends an offeror’s notice under Section 5.25(b), the offeror shall pay or transfer to the Trust the amount of money or other consideration that the offeror would have had to pay or transfer to a Dissenting Offeree if the Dissenting Offeree had elected to accept the take-over bid under Section 5.25(d)(ii)(A).

(g)	The Trust is deemed to hold in trust for the Dissenting Offeree the money or other consideration it receives under Section 5.25(f), and the Trust shall deposit the money in a separate account in a Canadian chartered bank and shall place the other consideration in the custody of a Canadian chartered bank or similar institution.

(h)	Within 30 days after the offeror sends an offeror’s notice under Section 5.25(b), the Trust shall:

(i)	if the payment or transfer required by Section 5.25(f) is made, transfer to the offeror the Units that were held by Dissenting Offerees;

(ii)	give to each Dissenting Offeree who elects to accept the take-over bid terms under Section 5.25(d)(ii)(A) and who transferred his Units as required under Section 5.25(d) the money or other consideration to which the offeree is entitled, disregarding fractional Units, if any, which may be paid for in money; and

(iii)	if the payment or transfer required by Section 5.25(f) is made and the money or other consideration is deposited as required by Section 5.25(g), send to each Dissenting Offeree who has not sent a notice as required under Section 5.25(d) a notice stating that:

(A)	the Dissenting Offeree’s Units have been cancelled,

(B)	the Trust or some designated Person holds in trust for the Dissenting Offeree the money or other consideration to which the Dissenting Offeree is entitled as payment for or in exchange for the Units, and

(C)	the Trust will, subject to Sections 5.25(h)(i) to 5.25(q), send that money or other consideration to that offeree without delay after receiving the certificate representing the Units.

(iv)	If a Dissenting Offeree has elected to demand payment of the fair value of his Units under Section 5.25(d)(ii)(B), the offeror may, within 20 days after it has paid the money or transferred the other consideration under Section 5.25(f), apply to the Court to fix the fair value of the Units of that Dissenting Offeree.

(i)	If an offeror fails to apply to the Court under Section 5.25(h)(iv), a Dissenting Offeree may apply to the Court for the same purpose within a further period of 20 days.

(j)	Where no application is made to the Court under Section 5.25(i) within the period set out in that Section, a Dissenting Offeree is deemed to have elected to transfer their Units to the offeror on the same terms that the offeror acquired the Units from the offerees who accepted the take-over bid.

(k)	An application under Sections 5.25(h)(i) or 5.25(i) shall be made to the Court in Calgary, Alberta.

(l)	A Dissenting Offeree is not required to give security for costs in an application made under Section 5.25(h)(i) or 5.25(i).

(m)	On an application under Section 5.25(h)(i) or 5.25(i):

(i)	all Dissenting Offerees referred to in Section 5.25(d)(ii)(B) whose Units have not been acquired by the offeror shall be joined as parties and are bound by the decision of the Court; and

(ii)	the offeror shall notify each affected Dissenting Offeree of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(n)	On an application to the Court under Sections 5.25(h)(i) or 5.25(i), the Court may determine whether any other Person is a Dissenting Offeree who should be joined as a party, and the Court shall then fix a fair value for the Units of all Dissenting Offerees.

(o)	The Court may in its discretion appoint one or more appraisers to assist the Court to fix a fair value for the Units of a Dissenting Offeree.

(p)	The final order of the Court shall be made against the offeror in favour of each Dissenting Offeree and for the amount for the Units as fixed by the Court.

(q)	In connection with proceedings under this Section, the Court may make any order it thinks fit, and without limiting the generality of the foregoing, it may:

(i)	fix the amount of money or other consideration that is required to be held in trust under Section 5.25(g);

(ii)	order that money or other consideration be held in trust by a Person other than the Trust; and

(iii)	allow a reasonable rate of interest on the amount payable to each Dissenting Offeree from the date they send or deliver notice under Section 5.25(d) until the date of payment.

(r)	The acquisition of a Dissenting Offeree’s Units shall be for the fair value of such Units determined in accordance with Sections 5.25(h)(i) to (q) subject to any maximum as to the amount of cash or securities that may be issued as consideration for the acquisition of such Units as the offeror for such securities may have specified as a condition of its take-over bid, and such offeror shall not be required to pay additional cash or issue further additional securities to the extent that such caps have been met prior to the acquisition of the Dissenting Offeree’s Units.

5.26	Dissenting Unitholders

(a)	In respect of any matter set out in Sections 3.9(b)(i) or (ii) of this Declaration of Trust, the Unitholder (herein the “Dissenting Unitholder”) may elect to demand payment of the fair value of its Units in accordance with Section 190 of the CBCA as if such Units were shares of a corporation governed by the CBCA as such right to dissent may be varied or amended by the order of a court of competent jurisdiction by: (x) sending to the Trustees, at or before any meeting of the Unitholders to approve the transaction or such other deadline before the meeting as the Independent Trustees determine, a written objection to approval of the transaction and (y) notifying the Trustees within 20 days after the Dissenting Unitholder receives notice from the proposed acquiror or the Trustees that the transaction has been approved. A Unitholder who votes for such transactions shall not be entitled to dissent. For greater certainty, that right of dissent may only be exercised by registered Unitholders.

(b)	Section 5.26(a) shall not be applicable to a transaction in which the Trust directly or indirectly transfers the securities held by the Trust to Unitholders on a proportionate basis.
ARTICLE 6
MEETINGS OF UNITHOLDERS

6.1	Annual Meeting
      Following completion of the Arrangement, there shall be an annual meeting of the Unitholders, at such time and place in Canada as the Trustees shall prescribe, or by electronic means to the extent provided under applicable law, for the purpose of:

(a)	electing Trustees;

(b)	appointing or changing the auditors of the Trust,

(c)	approving nominees for election by the Trustees as directors of Fording General Partner; and

(d)	transacting such other business as the Trustees may determine or as may properly be brought before the meeting. The annual meeting of Unitholders shall be held after delivery to the Unitholders of the information referred to in Section 14.3 and, in any event, within 180 days after the end of each fiscal year of the Trust.

6.2	Special Meetings
      The Trustees shall have power at any time to call special meetings of the Unitholders, to be held at such time and place in Canada or by electronic means as the Trustees may determine. Unitholders holding in the aggregate not less than ten percent of the outstanding Units may requisition the Trustees in writing to call a special meeting of the Unitholders for the purposes stated in the requisition. The requisition must state in reasonable detail the business proposed to be transacted at the meeting and shall be sent to each of the Trustees and to the principal office of the Trust. Unitholders have the right to obtain a list of Unitholders to the same extent and upon the same conditions and limitations as those which apply to shareholders of a corporation governed by the CBCA. Upon receiving a requisition meeting the requirements set forth above, the Trustees shall call a meeting of Unitholders to transact the business referred to in the requisition, unless:

(a)	a record date for a meeting of the Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Units are listed for trading;

(b)	the Trustees have called a meeting of the Unitholders and have given notice thereof pursuant to Section 6.3;

(c)	in connection with the business as stated in the requisition:

(i)	the proposal is not submitted at least 90 days before the anniversary date of the notice of meeting that was sent to Unitholders in connection with the previous annual meeting of Unitholders;

(ii)	it clearly appears to the Trustees that the primary purpose of the matter covered by the requisition as submitted by the Unitholder is to enforce a personal claim or to redress a personal grievance against the Trust, the Trustees, the officers of the Trust or its securityholders;

(iii)	it clearly appears to the Trustees that the matter covered by the requisition does not relate in a significant way to the business or affairs of the Trust;

(iv)	the Trust, at the Unitholder’s request, included a matter covered by a requisition in an information circular relating to a meeting of Unitholders held within two years preceding the receipt of such request, and the Unitholder failed to present the matter, in person or by proxy, at the meeting;

(v)	substantially the same matter covered by the requisition was submitted to Unitholders in an information circular (including a dissident’s information circular) relating to a meeting of Unitholders held within five years preceding the receipt of the Unitholder’s request and the matter covered by the requisition did not receive the prescribed minimum amount of support at the meeting;

(vi)	the rights conferred by this Section 6.2 are being abused to secure publicity; or

(d)	any other circumstance exists when, under the CBCA or at law, directors of a corporation would not be required to call such a meeting.
      Subject to the foregoing, if the Trustees do not within 21 days after receiving the requisition call a meeting, any Unitholder who signed the requisition may call the meeting in accordance with the provisions of Sections 6.3 and 6.7. If there shall be no Trustees, the officers of the Trust shall promptly call a special meeting of the Unitholders for the election of successor Trustees.

6.3	Notice of Meeting of Unitholders
      Notice of all meetings of the Unitholders shall be mailed, delivered or transmitted by the Trustees to each Unitholder at his or her address appearing in the Register, to each Trustee and to the auditors of the Trust not less than 21 nor more than 60 days before the meeting. Notice of any meeting of the Unitholders shall state the purposes of the meeting and the time and place of the meeting.

6.4	Quorum
      A quorum for any meeting of Unitholders shall be individuals present not being less than two in number and being Unitholders or representing by proxy Unitholders who hold in the aggregate not less than 10% of the votes attached to all outstanding Units, provided that if the Trust has only one Unitholder the Unitholder present in person or by proxy constitutes a meeting and a quorum for such meeting. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case shall stand adjourned to such day being not less than ten days later and to such place and time as may be appointed by the Chair of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. The Chair or, if the Chair is not present, any other Trustee determined by the Trustees, shall be the Chair of any meeting of the Unitholders.

6.5	Voting
      Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy, or if the meeting is held by electronic means, Unitholders may attend and vote at such meetings as if the Trust was a corporation governed by the CBCA. Each Unit shall entitle the holder thereof to one vote at all meetings of the Unitholders. Any action to be taken by the Unitholders shall, except as otherwise required by this Declaration of Trust or by law, be authorized when approved by a majority of the votes cast at a meeting of the Unitholders. The Chair of any such meeting shall not have a second or casting vote.

6.6	Matters on which Unitholders Shall Vote
      In addition to the matters set forth in Section 3.9(b) and (c), none of the following shall occur unless the same has been duly approved by the Unitholders at a meeting duly called and held:

(a)	except as provided in Sections 2.1, 2.5 or 2.6, the appointment, election or removal of Trustees;

(b)	except on the occurrence of a vacancy in the position of auditors of the Trust, as provided in Section 1.7, the appointment or removal of auditors of the Trust;

(c)	any amendment to the Declaration of Trust (except as provided in Section 11.1); or

(d)	the termination of the Trust pursuant to Section 12.2.
      Nothing in this Section 6.6, however, shall prevent the Trustees from submitting to a vote of Unitholders any matter which they deem appropriate. Except with respect to matters on which this Declaration of Trust contemplates a vote of Unitholders, or submitted to a vote of the Unitholders by the Trustees on the express basis that it be a binding vote, no vote of the Unitholders shall in any way bind the Trustees.

6.7	Record Dates
      For the purpose of determining the Unitholders who are entitled to receive notice of and vote at any meeting or any adjournment(s) or postponement(s) thereof or for the purpose of any other action, the Trustees may from time to time, without notice to the Unitholders, close the transfer books for such period, not exceeding 35 days, as the Trustees may determine; or without closing the transfer books the Trustees may fix a date not less than 21 days and not more than 60 days prior to the date of any meeting of the Unitholders or other action as a record date for the determination of Unitholders entitled to receive notice of and to vote at such meeting or any adjournment(s) or postponement(s) thereof or to be treated as Unitholders of record for purposes of such other action, and any Unitholder who was a Unitholder at the time so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment(s) or postponement(s) thereof, even though it has since that date disposed of its Units, and no Unitholder becoming such after that date shall be entitled to receive notice of and vote at such meeting or any adjournment(s) or postponement(s) thereof or to be treated as a Unitholder of record for purposes of such other action, although this shall not preclude such purchaser arranging to be a proxyholder or agreeing with the selling Unitholder on how such Unitholder will vote at the discretion of such purchaser. If, in the case of any meeting of Unitholders, no record date with respect to voting has been fixed by the Trustees, the record date for voting shall be 5:00 p.m. on the last business day before the meeting.

6.8	Proxies
      Whenever the vote or consent of Unitholders is required or permitted under this Declaration of Trust, such vote or consent may be given either directly by the Unitholder or by a proper form of proxy or, in the case of a Unitholder that is other than an individual, by an individual authorized by the board of directors or governing body of such Person to represent it at a meeting of the Unitholders.
      The Trustees may in their discretion from time to time make determinations, adopt regulations or delegate decisions to officers relating to the appointment of proxyholders, and the solicitation, execution, validity, revocation and deposit of proxies.
      An instrument of proxy executed in compliance with the foregoing shall be valid unless challenged at the time of or prior to its exercise, and the Person challenging the instrument shall have the burden of proving, to the satisfaction of the Chair of the meeting at which the instrument is proposed to be used, that the instrument of proxy is invalid. Any decision of the Chair of the meeting in respect of the validity of an instrument of proxy shall be final and binding upon all Persons. An instrument of proxy shall be valid only at the meeting with respect to which it was solicited or any adjournment(s) or postponement(s) thereof.
      A vote cast in accordance with any proxy shall be valid notwithstanding the death, incapacity, insolvency or bankruptcy of the Unitholder giving the proxy or the revocation of the proxy unless written notice of the death, incapacity, insolvency, bankruptcy or revocation of the proxy has been received by the Chair of the meeting prior to the time when the vote is cast.

6.9	Personal Representatives
      If a Unitholder is deceased, his personal representative, upon filing with the secretary of the meeting such proof of his appointment as the secretary considers sufficient, shall be entitled to exercise the same voting rights at any meeting of Unitholders as the Unitholder would have been entitled to exercise if he were living and for the purpose of the meeting shall be considered to be a Unitholder. Subject to the provisions of the will of a deceased Unitholder, if there is more than one personal representative, the provisions of Section 5.18 relating to joint holders shall apply.

6.10	Attendance by Others
      Any Trustee, officer of the Trust, representative of the auditors of the Trust or other individual approved by the Trustees may attend and speak at any meeting of Unitholders.

6.11	Conduct of Meetings
      To the extent that the rules and procedures for the conduct of a meeting of Unitholders are not prescribed herein, the rules and procedures shall be such reasonable rules and procedures as are determined by the Chair of the meeting and such rules and procedures shall be binding upon all parties participating in the meeting.

6.12	Binding Effect of Resolutions
      Every resolution passed at a meeting in accordance with the provisions of this Article 6 shall be binding upon all Unitholders, whether present at or absent from the meeting. Subject to Section 6.6, no action taken by Unitholders at any meeting of Unitholders shall in any way bind the Trust or the Trustees without the approval of the Trustees.

6.13	Resolution in Lieu of Meeting
      Notwithstanding any other provision of this Declaration of Trust, a resolution signed in writing by all of the Unitholders entitled to vote on that resolution at a meeting of Unitholders is as valid as if it had been passed at a meeting of Unitholders.

6.14	Actions by Unitholders
      Any action, change, approval, decision or determination required or permitted to be taken or made by the Unitholders hereunder shall be effected by a resolution passed by the Unitholders at a duly constituted meeting (or a special resolution in lieu thereof) in accordance with this Article 6.

ARTICLE 7
MEETINGS OF THE TRUSTEES

7.1	Trustees May Act Without Meeting
      The Trustees may act with or without a meeting. Any action of the Trustees or any committee of the Trustees may be taken at a meeting by vote, or without a meeting by written consent signed by all, of the Trustees or the members of the applicable committee, as the case may be.

7.2	Notice of Meeting
      Meetings of the Trustees may be held from time to time upon the giving of notice by any Trustee. Regular meetings of the Trustees may be held without call or notice at a time and place in Canada fixed by the Trustees. Notice of the time and place of any other meetings shall be mailed or otherwise given not less than 48 hours before the meeting but may be waived in writing by any Trustee either before or after such meeting. The attendance of a Trustee at a meeting shall constitute a waiver of notice of such meeting except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

7.3	Quorum
      A quorum for all meetings of the Trustees shall be at least a majority of the Trustees present in person, a majority of whom shall be Independent Trustees and a majority of whom shall be resident Canadians; provided that if there is no quorum, the meeting may be adjourned to a business day on notice to all of the Trustees, and at the reconvened meeting, the presence of one-third of the Trustees is required in order to constitute a quorum. A quorum for any committee of the Trustees shall be the majority of that committee a majority of whom are Independent Trustees and a majority of whom shall be resident Canadians.

7.4	Voting at Meetings
      Unless otherwise expressly provided herein, all resolutions, decisions or other questions arising at any meeting of the Trustees or of a committee of Trustees shall be decided by a majority of the votes cast. In the case of an equality of votes at any meeting of Trustees or of a committee of Trustees, the Chair of the meeting shall not have a second or casting vote in addition to his original vote.

7.5	Meeting by Telephone
      Any Trustee may participate in a meeting of the Trustees or any committee thereof by means of a conference telephone or other communications equipment by means of which all Trustees participating in the meeting can hear each other and a Trustee so participating shall be considered for the purposes of this Declaration of Trust to be present in person at that meeting.
ARTICLE 8
DELEGATION OF POWERS

8.1	General

(a)	The Trustees shall have the power to appoint, employ or contract with any Person, including a Chief Executive Officer who, following completion of the Arrangement, must not be a director, officer or employee of Teck Cominco, its affiliates or the EVC Partnership, for any matter relating to the Trust or its assets or affairs.

(b)	Following completion of the Arrangement, the Chair and Chief Executive Officer of the Trust will be selected by the Trustees from the Independent Trustees, provided however that for the purposes of this provision only, a Person shall not be considered ineligible to be appointed as Chair and Chief Executive Officer by virtue of being an officer of the Trust, Fording LLC, Fording General Partner or Fording LP.

(c)	For greater certainty, the Trustees may delegate to any Person (including any one or more Approved Officers) the power to execute any document or enter into any agreement on behalf of the Trust or exercise any discretion or make any amendment in relation thereto. The Trustees may grant or delegate such authority to an advisor as the Trustees may in their sole discretion deem necessary or desirable without regard to whether such authority is normally granted or delegated by Trustees to such Persons.

(d)	The Trustees shall have the power to determine the term and compensation of an advisor or any other Person whom they may employ or with whom they may contract. The Trustees shall have the power to grant powers of attorney as required in connection with any financing or security relating thereto.

8.2	Audit Committee
      By no later than the close of business on the first business day following the Effective Date the Trustees shall appoint the Audit Committee consisting of at least three Trustees, each of whom must be Independent Trustees. The Audit Committee shall supervise the public disclosure of the Trust as a public reporting issuer in accordance with applicable laws, including reviewing the quality and integrity of annual and interim financial statements, reviewing accounting policies and practices, retaining, directing and monitoring the independence of the external auditors and reviewing the adequacy and effectiveness of the Trust’s system of internal controls and procedures, and such other mandates or amendments to such mandate as may be delegated to the Audit Committee from time to time.

8.3	Governance Committee
      By no later than the close of business on the first business day following the Effective Date the Trustees shall appoint the Governance Committee consisting of at least three Trustees, each of whom must be Independent Trustees. Subject to the Governance Agreements, the Governance Committee shall be responsible for identifying and nominating Persons to act as Trustees (other than Trustees entitled to be nominated by a Person who is one of the Principal Unitholders pursuant to a Governance Agreement), monitoring Trustee performance, establishing Trustee compensation and developing and monitoring the Trust’s approach to corporate governance issues, and such other mandates or amendments to such mandate as may be delegated to the Governance Committee from time to time.

8.4	Additional Committees
      The Trustees may create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing the affairs of the Trust; provided that a majority of any committee must be Independent Trustees. Further, the Trustees may not delegate to any such additional committee any powers or authority in respect of which a board of directors of a corporation governed by the CBCA may not delegate, except for items expressly delegated to Independent Trustees or another group of Trustees by this Declaration of Trust or by unanimous decision of the Trustees.

8.5	Resident Canadians
      Any committee of Trustees shall be comprised of a majority of Trustees who are resident Canadians.

8.6	Management of the Trust

(a)	The Trustees may exercise broad discretion in hiring officers, employees, agents and consultants or otherwise delegating the ability to administer the Trust’s day-to-day operations and perform various activities related to the operations of the Trust and the assets owned by the Trust, all subject to the overriding authority of the Trustees over the management and affairs generally of the Trust.

(b)	The Chief Executive Officer shall, subject to any limitation the Trustees may determine by resolution, have broad discretion to administer and manage the day-to-day operations of the Trust and to make executive decisions that conform to the general policies and principles set forth in this Declaration of Trust or otherwise established by the Trustees from time to time and do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Declaration of Trust.

(c)	Any two Approved Officers shall, subject to any limitation the Trustees may determine by resolution, have authority to renew or extend or participate in the renewal or extension of any indebtedness or security, upon such terms as may be deemed advisable, and to agree to a reduction in the rate of interest on any indebtedness or security or to any other modification or change in the terms of any indebtedness or security or of any guarantee pertaining thereto, in any manner and to any extent that they may deem advisable; and to waive any default whether in the performance of any covenant or condition of any security, or in the performance of any guarantee or to enforce the rights in respect of any such default in such manner and to such extent that they may deem advisable.

ARTICLE 9
DISTRIBUTIONS

9.1	Distributions
      The Trustees will determine the distribution policy of the Trust from time to time; provided that, notwithstanding any other provision of this Declaration of Trust, there shall be payable, without action or declaration by the Trustees, in each taxation year of the Trust an amount necessary to ensure that the Trust shall not be liable to pay income tax under Part I of the Tax Act for that taxation year, and such payment shall be payable on the last day of the taxation year to Persons who are Unitholders on that day.
      Following completion of the Arrangement, the distribution policy of the Trust unless and until changed in the discretion of the Trustees acting unanimously will be to distribute all of the Distributable Cash in respect of each calendar year, which will be payable initially on a quarterly basis. Distributions may be adjusted for amounts paid in prior periods if the actual Distributable Cash for the prior periods is greater than or less than the Trustees’ estimates for the prior periods. Distributions shall be made in cash and may be invested in Units pursuant to any distribution reinvestment plan or Unit purchase plan adopted by the Trustees. Each taxation year the Trust shall deduct in computing its income for purposes of the Tax Act such portion of the amounts paid or payable to Unitholders for the year as is necessary to ensure that the Trust is not liable for income tax under Part I of the Tax Act for that year.
      Distributions for each Distribution Period will be payable to Persons who are Unitholders on the corresponding Distribution Record Date and payment for such distributions will be made on or before the corresponding Distribution Payment Date.
      For greater certainty, it is hereby expressly declared that a Unitholder shall have the legal right to enforce payment of any amount that is required to be distributed to a Unitholder hereunder as of the end of the relevant taxation year of the Trust. This amount may be paid out of any available funds of the Trust or otherwise in accordance with Section 9.6.

9.2	Computation of Income and Net Realized Capital Gains

(a)	The Income of the Trust for any taxation year of the Trust shall be the net income for the year determined pursuant to the provisions of the Tax Act having regard to the provisions thereof which relate to the calculation of taxable income of a trust, without reference to section 82(1)(b) (dividend gross up) and section 104(6) (deduction for payments out of the Trust) of the Tax Act (including any income realized by the Trust on the redemption of Units in specie) and taking into account such other adjustments as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses shall be excluded from the computation of net income.

(b)	The Net Realized Capital Gains of the Trust for any taxation year of the Trust shall be determined as the amount, if any, by which the aggregate of the capital gains of the Trust, calculated in accordance with the provisions of the Tax Act, in the year exceeds the aggregate of (i) the aggregate of the capital losses of the Trust, calculated in accordance with the provisions of the Tax Act, in the year, (ii) any capital gains which are realized by the Trust as a result of a redemption of Units (including any income realized by the Trust on the redemption of Units in specie) pursuant to Section 5.23, (iii) the amount determined by the Trustees in respect of any net capital losses realized in prior taxation years which the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for the year, and (iv) any amount in respect of which the Trust is entitled to a capital gains refund under the Tax Act, as determined by the Trustees; provided that, at the discretion of the Trustees, the Net Realized Capital Gains of the Trust for a year may be calculated without subtracting the full amount of the net capital losses for the year and/or without subtracting the full amount of the net capital losses of the Trust carried forward from previous years.

9.3	Other Distributions

(a)	In addition to the distributions which are made payable to Unitholders pursuant to Section 9.1, the Trustees may declare to be payable and make distributions, from time to time, out of Income of the Trust, Net Realized Capital Gains of the Trust, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates as the Trustees may determine, to Persons who are Unitholders at the record date for such distribution.

(b)	Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Income of the Trust, Net Realized Capital Gains of the Trust and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts shall, without any further actions on the part of the Trustees, be due and payable to Unitholders of record on the last day of each taxation year:

(i)	the amount, if any, by which the Income of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 9.1 and Section 9.3(a) which have been determined by the Trustees, pursuant to Section 9.4, to have been payable by the Trust out of Income of the Trust for such year and the amount of income treated as having been paid in the year pursuant to Section 5.23(i); and

(ii)	the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to Section 9.1 and Section 9.3(a) which have been determined by the Trustees, pursuant to Section 9.4, to have been payable by the Trust out of Net Realized Capital Gains of the Trust for such year and the amount of taxable capital gain treated as having been paid in the year pursuant to Section 5.23(i).

(c)	The proportionate share per Unit of the amount of any distribution made pursuant to either or both of Sections 9.3(a) and (b) shall be determined by dividing such amount by the number of issued and outstanding Units on the applicable record date in respect of a distribution pursuant to Section 9.3(a) and on the last day of a taxation year in respect of a distribution pursuant to Section 9.3(b). Subject to Section 9.6, amounts which have been declared to be payable to Unitholders pursuant to either Section 9.3(a) or (b) shall be paid in cash on the Distribution Payment Date which immediately follows the applicable record date in respect of a distribution pursuant to Section 9.3(a) or the last day of the applicable taxation year in respect of a distribution pursuant to Section 9.3(b).

(d)	In addition to the distributions which are made payable to Unitholders, the Trustees may designate and make payable any income or capital gain realized by the Trust as a result of the redemption of Units (including any income realized by the Trust on the redemption of Units in specie) pursuant to Section 5.23 to the redeeming Unitholders in accordance with that Section.

9.4	Character of Distributions and Designations
      In accordance with and to the extent permitted by the Tax Act, the Trustees in each year may make designations in respect of the amounts payable or deemed to have been payable to or on behalf of Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including designations relating to taxable dividends received or deemed to be received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year, as well as elect under sections 104(13.1) and/or (13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions payable to Unitholders pursuant to this Article 9 shall be deemed to be distributions of Income of the Trust, Net Realized Capital Gains of the Trust, trust capital or other items in such amounts as the Trustees shall, in their absolute discretion, determine and shall be allocated to Unitholders in the same proportions as distributions received by Unitholders, subject to the discretion of the Trustees to adopt an allocation method which the Trustees consider to be more reasonable in the circumstances including pursuant to Section 9.3(d). For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains of the Trust shall include the non-taxable portion of the capital gains of the Trust which are encompassed in such distribution.

9.5	Enforceability of Right to Receive Distributions
      Subject to Section 13.4, for greater certainty, it is hereby declared that each Unitholder shall have the legal right to enforce payment as of the relevant Distribution Payment Date of any amount payable to such Unitholder as a result of any distribution which is payable to such Unitholder as of the relevant Distribution Record Date.

9.6	Method of Payment of Distributions
      Where the Trustees determine that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article on the due date for such payment, the payment may, at the option of the Trustees, include the issuance of additional Units, or fractions of Units, if necessary, having a fair market value as determined by the Trustees equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution.

9.7	Withholding Taxes
      The Trustees shall deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distributions, whether such distributions are in the form of cash or additional Units. In the event of a distribution in the form of additional Units, the Trustees may sell Units of such Unitholder to pay such withholding taxes and the Trustees shall have the power of attorney of such Unitholder to do so.

9.8	Definitions
      Unless otherwise specified or the context otherwise requires, any term in this Article which is defined in the Tax Act shall have for the purposes of this Article the meaning that it has in the Tax Act.

9.9	Payments to Unitholders
      Any cash payment required hereunder to be made to a Unitholder shall be paid in Canadian dollars by wire transfer, cheque or bank draft to the order of the registered Unitholder and may be mailed by ordinary mail to the last address appearing on the books of the Trust but may also be paid in such other manner as the Unitholder has designated to the Trustees and the Trustees have accepted or in such other currencies as the Trustees may determine. In the case of joint registered Unitholders, any cash payment required hereunder to be made to a Unitholder shall be deemed to be required to be made to such Unitholders jointly and shall be paid by cheque or bank draft but may also be paid in such other manner as the joint registered Unitholders or any one of the joint registered Unitholders has designated to the Trustees and the Trustees have accepted. For greater certainty, a Unitholder may designate and the Trustees may accept that any payment required to be made hereunder shall be made by deposit to an account of such Unitholder or to a joint account of such Unitholder and any other person or in the case of joint registered Unitholders to an account of the joint registered Unitholders or to an account of any one of the joint registered Unitholders. A cheque or bank draft shall, unless the joint registered Unitholders otherwise direct, be made payable to the order of all of the said joint registered Unitholders, and if more than one address appears on the books of the Trust in respect of such joint unitholding, the cheque or bank draft or payment in other acceptable manner as aforesaid shall satisfy and discharge all liability of the Trustees or the Trust for the amount so required to be paid unless the cheque or bank draft is not paid at par on presentation at Calgary, Alberta, or at any other place where it is by its terms payable. In the event of non-receipt of any such cheque or bank draft by the Person to whom it was mailed, on proof of the non-receipt and upon satisfactory indemnity being given to it and to the Trust, the Trustees shall issue to the Person a replacement cheque or bank draft for a like amount.
      The receipt by the registered Unitholder in another acceptable manner of any payment not mailed or paid in accordance with this Section 9.9 shall be a valid and binding discharge to the Trust and to the Trustees for any payment made in respect of the registered Units and if several Persons are registered as joint registered Unitholders or, in consequence of the death, bankruptcy or incapacity of a Unitholder, one or several Persons are entitled so to be registered in accordance with this Declaration of Trust, respectively, receipt of payment by any one of them shall be a valid and binding discharge to the Trust and to the Trustees for any such payment.

9.10	Distribution Reinvestment and Unit Purchase Plan
      The Trustees may in their sole discretion establish a distribution reinvestment plan and Unit purchase plan at any time.

ARTICLE 10
FEES AND EXPENSES

10.1	Expenses
      The Trust shall pay all expenses incurred in connection with the administration and management of the Trust and its investments out of property of the Trust, including:

(a)	interest and other costs of borrowed money;

(b)	fees and expenses of lawyers, accountants, auditors, appraisers and other agents or consultants employed by or on behalf of the Trust;

(c)	compensation, remuneration and expenses of the Trustees;

(d)	expenses in connection with the payment of distributions on Units;

(e)	expenses of changing or terminating the Trust;

(f)	fees and charges of transfer agents, registrars, indenture trustees and other trustees and custodians;

(g)	all fees, expenses, taxes and other costs incurred in connection with the issuance, distribution, transfer and qualification for distribution to the public of Units and other required governmental filings;

(h)	following completion of the Arrangement, all fees and expenses as agreed to under the Administrative Services Agreement; and

(i)	all costs and expenses in connection with the incorporation or establishment, organization and maintenance of corporations and other entities formed to hold property of the Trust.
ARTICLE 11
AMENDMENTS TO THE DECLARATION OF TRUST

11.1	Amendments by the Trustees
      The Trustees, if also approved by a majority of the Independent Trustees, may, without the approval of the Unitholders, make certain amendments to this Declaration of Trust, including amendments:

(a)	for the purpose of ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental or other authority having jurisdiction over the Trustees or over the Trust;

(b)	deemed necessary or advisable to ensure that the Trust continues to qualify as a mutual fund trust for purposes of the Tax Act;

(c)	which, in the opinion of the Trustees, provide additional protection or benefit for the Unitholders;

(d)	to remove any conflicts or inconsistencies in this Declaration of Trust or to make corrections, including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders; and

(e)	which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation or other laws or the administration or enforcement thereof;
provided that, notwithstanding the foregoing, the Trustees may not amend the Declaration of Trust in accordance with this Section if such amendment would (i) amend this Article 11; (ii) amend the Unitholders’ voting rights; or (iii) cause the Trust to fail to qualify as a “mutual fund trust” under the Tax Act.

11.2	Amendments by Unitholders
      Subject to Section 11.1, and following completion of the Arrangement, this Declaration of Trust may be amended only by the vote of a two-thirds majority of the votes cast at a meeting of Unitholders called for that purpose.

ARTICLE 12
TERMINATION OF TRUST

12.1	Duration of the Trust
      Unless the Trust is sooner terminated as otherwise provided herein, the Trust shall continue in full force and effect so long as any property of the Trust is held by the Trustees, and the Trustees shall have all the powers and discretions, expressed and implied, conferred upon them by law or by this Declaration of Trust.

12.2	Termination by Unitholders
      The Trust may be terminated by the vote of at least two-thirds of the votes cast at a meeting of Unitholders called for that purpose.

12.3	Effect of Termination
      Upon the authorization of the termination of the Trust, the liabilities of the Trust shall be discharged with due speed and the net assets of the Trust shall be liquidated and the proceeds distributed proportionately to the Unitholders, such that any distributions from the Trust and any payment out of the net assets of the Trust upon a termination or winding up of the Trust shall be divided among and paid to Unitholders on a pro rata basis. Such distribution may be made in cash or in kind or partly in each, all as the Trustees in their sole discretion may determine. The Trust shall terminate upon the final distribution to Unitholders unless the Trustees determine otherwise but in any case shall otherwise terminate when no property of the Trust continues to be held by the Trustees.

12.4	No Termination

(a)	No amendment to or amendment and restatement of this Declaration of Trust, whether pursuant to Article 11 or otherwise, shall be construed as a termination of the Trust and the settlement or establishment of a new trust and the Trust and the rights and obligations of the beneficiaries and Trustees hereunder shall continue unaltered, except as provided for in any such amendment. The Trust shall notify Unitholders of changes to the Declaration of Trust effected under Section 11.1, which notification may be made under Section 15.1, in the public disclosure record of the Trust or by posting the current version of this Declaration of Trust on the Trust’s website.

(b)	In addition, and except as otherwise expressly provided for herein, the Trust shall not be terminated as a result of the death, removal or resignation of any Trustee from time to time and the subsequent replacement of any such Trustee in the manner contemplated herein or the addition of a Trustee in accordance with the terms hereof and, in such cases, the Trust and the rights and obligations of the beneficiaries and Trustees hereunder shall continue unaltered. Further the death, removal or resignation of a Trustee and the subsequent replacement thereof or addition of a Trustee, in the manner aforesaid, shall not, in and of itself, be considered a change of or acquisition of control of the Trust or any of its Subsidiaries or affiliates.
ARTICLE 13
LIABILITIES OF THE TRUSTEES AND OTHERS

13.1	Liability and Indemnification of the Trustees
      The Trustees (including, for greater certainty, any former Trustees) shall at all times be indemnified and saved harmless out of the property of the Trust from and against all liabilities, damages, losses, debts and claims whatsoever, including costs, charges and expenses in connection therewith, sustained, incurred, brought, commenced or prosecuted against them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of their duties as Trustees and also from and against all other liabilities, damages, losses, debts, claims, costs, charges, and expenses (including legal fees and disbursements on a solicitor-and-his-own-client basis) which they sustain or incur in or about or in relation to the affairs of the Trust. Further, the Trustees shall not be liable to the Trust or to any Unitholder for any loss or damages relating to any matter regarding the Trust, including any loss or diminution in the value of the Trust or its assets. The foregoing provisions of this Section 13.1 in favour of any Trustee do not apply unless:

(a)	the Trustee acted honestly and in good faith with a view to the best interests of the Trust and the Unitholders; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the Trustee had reasonable grounds for believing his conduct was lawful.
      In addition, the Trust may advance moneys to a Trustee or former Trustee for the costs, charges and expenses of a proceeding referred to above, provided that the Trustee or former Trustee, as the case may be, shall repay such moneys if such Trustee or former Trustee, as the case may be, does not fulfil the conditions set forth in section (a) and (b) above.

13.2	Liability of the Trustees
      The Trustees (including, for greater certainty, any former Trustees) shall not be liable to the Trust or to any Unitholder, annuitant or any other Person for the acts, omissions, receipts, neglects or defaults of any Person, firm or corporation employed or engaged by them as permitted hereunder, or for joining in any receipt or act of conformity or for any loss, damage or expense caused to the Trust through the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Trust shall be paid out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any Person, firm or corporation with whom or which any monies, securities or property of the Trust shall be lodged or deposited, or for any loss occasioned by error in judgment or oversight on the part of the Trustees, or for any other loss, damage or misfortune which may happen in the execution by the Trustees of their duties hereunder, except to the extent the Trustees have not acted in accordance with Sections 13.1(a) and 13.1(b).

13.3	Reliance Upon Advice
      The Trustees may rely and act upon any statement, report or opinion prepared by or any advice received from the auditors, lawyers or other professional advisors of the Trust and shall not be responsible or held liable for any loss or damage resulting from so relying or acting.

13.4	Liability of Unitholders and Others
      Notwithstanding any other provision of this Declaration of Trust, no Unitholder shall be held to have any personal liability as such, and no resort shall be had to, nor shall recourse or satisfaction be sought from, the private property of any Unitholder for any liability whatsoever, in tort, contract or otherwise, to any Person in connection with the Trust property or the affairs of the Trust, including for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of the Trust or of the Trustees or any obligation which a Unitholder would otherwise have to indemnify a Trustee for any personal liability incurred by the Trustee as such; only the assets of the Trust are intended to be liable and subject to levy or execution for satisfaction of such liability. Each Unitholder shall be entitled to be reimbursed out of the assets of the Trust in respect of any payment of a Trust obligation made by such Unitholder.

13.5	Liability and Indemnification of the Unitholders
      No Unitholder will be subject to any liabilities in connection with the Trust or its obligations and affairs, and in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholders’ share of the Trust’s assets. The Unitholders shall at all times be indemnified and saved harmless out of the property of the Trust from and against any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability which they sustain or incur in or about or in relation to the affairs of the Trust.

13.6	Contracts of the Trust
      The Trustees and the Trust will make all reasonable efforts to include a provision substantially to the following effect in every contract entered into by or on behalf of the Trust:

The parties hereto acknowledge that the Trustees are entering into this agreement solely in their capacity as Trustees on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustees or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustees or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust’s assets.

      For greater certainty, the omission from a contract of a provision to the foregoing effect does not affect the validity or effect of such contract, and neither the Trustees nor the Unitholders shall have any liability in connection with any such omission.
ARTICLE 14
GENERAL

14.1	Execution of Instruments
      All instruments and documents of whatsoever kind may be signed on behalf of the Trust by any two of the Trustees or Approved Officers. Notwithstanding the foregoing, the Trustees may from time to time, by resolution, determine the manner in which and the Person or Persons by whom any particular instrument or document or class of instruments or documents may or shall be signed, including the use of facsimile reproduction of any or all signatures and the use of the corporate seal or a facsimile reproduction thereof.

14.2	Cheques and Electronic Fund Transfers
      All cheques and electronic fund transfers upon the bank or banks where the funds of the Trust are kept shall be drawn payable to the order of the party entitled to the payment to be made, which cheques and electronic fund transfers, notwithstanding Section 14.1, shall be authorized by hand, facsimile or electronic signature of any two of the Trustees, any two of the Approved Officers or by any two other Persons that any two of the Trustees or Approved Officers may direct the bank or banks in writing, from time to time, to accept as authorized signers or countersigners for cheques or electronic fund transfers of the Trust.

14.3	Reports to Unitholders
      Prior to each meeting of Unitholders, the Trust shall provide the Unitholders (along with notice of such meeting) information similar to that required to be provided to shareholders of a public corporation governed by the CBCA and as required by applicable tax and securities laws.

14.4	Taxation Information
      On or before March 31 in each year, the Trust will provide Unitholders who received distributions from the Trust in the prior calendar year, such information regarding the Trust required by Canadian law to be submitted to Unitholders for income tax purposes to enable Unitholders to complete their tax returns in respect of the prior calendar year.

14.5	Trust Property to be Kept Separate
      The Trustees shall maintain the property of the Trust separate from all other property in their possession.

14.6	Trust Records
      The Trust shall prepare and maintain, at its principal office or at any other place in Canada designated by the Trustees, records containing: (i) the Declaration of Trust; and (ii) minutes of meetings and resolutions of Unitholders. The Trust shall also prepare and maintain adequate accounting records and records containing minutes of meetings and resolutions of the Trustees and any committee thereof. Such records shall be kept at the principal office of the Trust or at such other place as the Trustees think fit and shall at all reasonable times be open to inspection by the Trustees.

14.7	Right to Inspect Documents
      A Unitholder and any agent, consultant or creditor of the Trust shall have the right to examine the Declaration of Trust, the minutes of meetings and resolutions of Unitholders, and any other documents or records which the Trustees determine should be available for inspection by such Person, on a business day during normal business hours at the principal office of the Trust. Unitholders and creditors of the Trust shall have the right to obtain or make or cause to be made a list of all or any of the registered Unitholders, to the same extent and upon the same conditions as those which apply to shareholders and creditors of a corporation governed by the CBCA.

14.8	Consolidations
      Any one or more Trustees or Approved Officers may prepare consolidated copies of the Declaration of Trust as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of the Declaration of Trust, as amended or amended and restated.
ARTICLE 15
MISCELLANEOUS

15.1	Notices

(a)	Any notice, communication or document (in any such case, a “notice”) to be given, sent, delivered or served pursuant to this Declaration of Trust or otherwise to or on a Unitholder, Trustee, officer, auditor or member of a committee shall be sufficiently given, sent, delivered or served if delivered (whether in person, by courier service or other personal method of delivery) to the Person to whom it is to be given or if delivered to such Person’s latest address, as shown in the securities register or in the records of the Trust, as the case may be, or if mailed to such Person, at such address by prepaid ordinary or air mail or, subject to the applicable laws regarding electronic delivery of documents, if sent to such Person at such address by any means of prepaid transmitted, electronic or recorded communication, except where applicable laws require a notice to be sent by registered mail.

A notice so delivered by prepaid mail or delivered personally is deemed to be received at the time it would have been delivered in the ordinary course of mail unless there are reasonable grounds for believing that the recipient did not receive the notice or document at that time or at all.

Subject to applicable laws, as amended from time to time, a notice so delivered by prepaid transmitted, electronic or recorded communication is deemed to have been provided when it leaves an information system within the control of the originator or another person who sent it on behalf of the originator and is deemed to be received when it enters the information system designated by the addressee or, if the notice is posted on or made available through a generally accessible electronic source, when it is accessed by the addressee.

Any Approved Officer of the Trust may change or cause to be changed the recorded address of any Unitholder, Trustee, officer, auditor or member of a committee in accordance with any information believed by such Approved Officer to be reliable.

(b)	Any written notice or written communication to the Trust shall be addressed to the Trustees at the head office of the Trust designated in this Declaration of Trust.

15.2	Failure to Give Notice
      The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder, any Trustee or the auditors of the Trust any notice provided for herein shall not affect the validity, effect, taking effect or time of taking effect of any action referred to in such notice, and the Trustees shall not be liable to any Unitholder for any such failure.

15.3	Severability
      The provisions of this Declaration of Trust are severable and if, in any jurisdiction, any provision is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions and without affecting the validity or enforceability of such provision in any other jurisdiction.

15.4	Governing Law
      This Declaration of Trust shall be interpreted, governed and administered by and take effect exclusively in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in that Province. Any and all disputes arising under this Declaration of Trust, whether as to interpretation, performance, administration or otherwise, shall be subject to the exclusive jurisdiction of the courts of the Province of Alberta and each of the Trustees hereby irrevocably attorns, and each Unitholder shall be deemed to hereby irrevocably attorn, to the exclusive jurisdiction of the courts of such Province.

15.5	Language
      Les parties aux présentes ont exigés que la présente convention ainsi que tous les documents et avis qui s’y rattachent et/ou qui en découleront soient rédigés en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting herefrom be drawn up in English.

15.6	Counterparts
      This Declaration of Trust may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.
      IN WITNESS WHEREOF the Initial Trustee has caused these presents to be signed on this 27th day of March, 2006.

SIGNED & DELIVERED
In the presence of:

Witness	John Zaozirny

APPENDIX A
FORM OF REDEMPTION NOTICE
TO: FORDING CANADIAN COAL ROYALTY TRUST (the “Trust”)
      NOTICE is given that the undersigned (the “Unitholder”) elects to have                      units of the Trust (“Units”) registered in the name of the Unitholder redeemed in accordance with Section 5.23 of the Trust’s Declaration of Trust.
      The Unitholder acknowledges that the instructions given in this Notice of Redemption are irrevocable.
      If this Notice of Redemption is executed by a person other than the registered owner(s) of the Units, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Trustees on behalf of the Trust (except that no guarantee is required if the signature is that of an Eligible Institution).
      An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of or participating organizations in a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in Canada or the United States.

Signature guaranteed by	Dated:

(if required as explained above):

Authorized Signature	Authorized Signature

Name of Guarantor (please print or type)	Name of Unitholder (please print or type)

Address (please print or type)	Address (please print or type)

APPENDIX “I”
FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page

FORDING CANADIAN COAL ROYALTY TRUST

Balance Sheet as at March 27, 2006
Auditors’ Report	I-4
Balance Sheet	I-5
Notes to Balance Sheet	I-6

Unaudited Pro Forma Consolidated Financial Statements for the year ended December 31, 2005
Compilation Report	I-8
Pro Forma Consolidated Balance Sheet	I-9
Pro Forma Consolidated Statement of Income	I-10
Notes to Pro Forma Consolidated Balance Sheet and Statement of Income	I-11

1231207 ALBERTA ULC

Balance Sheet as at March 24, 2006
Auditors’ Report	I-13
Balance Sheet	I-14
Notes to Balance Sheet	I-15

FORDING CANADIAN COAL ROYALTY TRUST
BALANCE SHEET
AS AT MARCH 27, 2006

March 30, 2006
Auditors’ Report
To the Unitholders of
Fording Canadian Coal Royalty Trust
We have audited the balance sheet of Fording Canadian Coal Royalty Trust as at March 27, 2006. This balance sheet is the responsibility of the Trust’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.
In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Trust as at March 27, 2006 in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Calgary, Alberta
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

FORDING CANADIAN COAL ROYALTY TRUST
BALANCE SHEET

As at March 27

2006

(Canadian dollars)
Assets

Current assets
Cash	$450

Unitholders’ equity

Trust units (note 3)	$450

Approved by:
“J.B. Zaozirny”

J.B. Zaozirny, Trustee

FORDING CANADIAN COAL ROYALTY TRUST
NOTES TO BALANCE SHEET
1.  NATURE OF OPERATIONS

Fording Canadian Coal Royalty Trust (the “New Trust”) is an open-ended mutual fund trust existing under the laws of the Province of Alberta. It was created pursuant to a declaration of trust dated March 27, 2006 (the “Declaration of Trust”) and was formed to participate in a proposed plan of arrangement involving, among others, 1231207 Alberta ULC, Fording Canadian Coal Trust, the unitholders of Fording Canadian Coal Trust, the unitholders of the New Trust, Fording LLC, Fording (GP) ULC and Fording Limited Partnership. The proposed plan of arrangement is subject to unitholder and certain judicial and regulatory approvals.
2.  BASIS OF PRESENTATION

This balance sheet has been prepared in accordance with generally accepted accounting principles in Canada.
3.  UNITHOLDERS’ EQUITY
        Authorized

The New Trust has an unlimited number of units authorized for issuance pursuant to the Declaration of Trust. The units represent a beneficial interest in the New Trust. All units share equally in all distributions from the New Trust and have equal voting rights.
        Outstanding units

Upon establishment of the New Trust, 10 units were issued for cash consideration of $450.

FORDING CANADIAN COAL ROYALTY TRUST
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

March 30, 2006
Compilation Report
To the Unitholders of
Fording Canadian Coal Royalty Trust:
We have read the accompanying unaudited pro forma balance sheet of Fording Canadian Coal Royalty Trust (the “Trust”) as at December 31, 2005 and the statement of income for the year ended December 31, 2005 and have performed the following procedures:

1.	Compared the figures in the column captioned “Fording Canadian Coal Trust” to the audited annual comparative consolidated financial statements of the Fording Canadian Coal Trust as at and for the year ended December 31, 2005 and found them to be in agreement.

2.	Compared the figures in the column captioned “Fording Canadian Coal Royalty Trust” to the audited balance sheet of Fording Canadian Coal Royalty Trust as at March 27, 2006 and found them to be in agreement.

3.	Compared the figures in the column captioned “1231207 Alberta ULC” to the audited balance sheet of 1231207 Alberta ULC as at March 24, 2006 and found them to be in agreement.

4.	Made enquiries of certain officials familiar with the affairs of the Trust who have responsibility for financial and accounting matters about:

(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma consolidated financial statements comply as to form in all material respects with applicable Canadian securities laws and generally accepted accounting principles in Canada.
      The officials to whom we directed our enquiries:

(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma consolidated financial statements comply as to form in all material respect with applicable Canadian securities laws and generally accepted accounting principles in Canada.

5.	Read the notes to the pro forma consolidated balance sheet and statement of income, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Fording Canadian Coal Royalty Trust” and “1231207 Alberta ULC” as at and for the year ended December 31, 2005 and found the amounts in the column captioned “Post Arrangement” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
Chartered Accountants
Calgary, Alberta
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

FORDING CANADIAN COAL ROYALTY TRUST
PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2005

		Fording
	Fording	Canadian
	Canadian Coal	Coal Royalty	1231207 Alberta	Pro Forma		Post
(millions of Canadian dollars)	Trust	Trust (b)	ULC (b)	Adjustments		Arrangement

Assets

Current assets
Cash and cash equivalents	$100.1	$—	$—	(4.0)	c,d,f	$96.1
Accounts receivable	153.3	—	—	—		153.3
Inventory	188.0	—	—	—		188.0
Prepaid expenses	3.5	—	—	—		3.5

	444.9	—	—	(4.0)		440.9

Capital assets	695.2	—	—	—		695.2

Goodwill	21.6	—	—	—		21.6

Other assets	20.9	—	—	—		20.9

	$1,182.6	$—	$—	$(4.0)		$1,178.6

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$116.2	$—	$—	$—		$116.2
Income taxes payable	36.2	—	—	—		36.2
Distributions payable	235.2	—	—	—		235.2
Current portion of long-term debt	1.8	—	—	—		1.8

	389.4	—	—	—		389.4

Long-term debt	215.2	—	—	—		215.2

Other long-term liabilities	103.1	—	—	—		103.1

Future income taxes	60.2	—	—	—		60.2

Commitments and contingencies	—	—	—	—		—

	767.9	—	—	—		767.9

Unitholders’ equity

Trust units	359.4	—	—	—	c,d,e	359.4
Accumulated earnings	1,174.8	—	—	(4.0)	f	1,170.8
Accumulated cash distributions	(1,124.4)	—	—	—		(1,124.4)
Foreign currency translation adjustments	4.9	—	—	—		4.9

	414.7	—	—	(4.0)		410.7

	$1,182.6	$—	$—	$(4.0)		$1,178.6

Approved by
“J.B. Zaozirny”

J.B. Zaozirny, Trustee

FORDING CANADIAN COAL ROYALTY TRUST
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

		Fording
	Fording	Canadian
	Canadian Coal	Coal Royalty	1231207 Alberta	Pro Forma		Post
(millions of Canadian dollars)	Trust	Trust (b)	ULC (b)	Adjustments		Arrangement

Revenues	$1,874.8	$—	$—	$—		$1,874.8

Expenses
Cost of product sold	497.4	—	—	—		497.4
Transportation	517.5	—	—	—		517.5
Selling, general and administration	30.7	—	—	—		30.7
Depreciation and depletion	52.3	—	—	—		52.3

	1,097.9	—	—	—		1,097.9

Income from operations	776.9	—	—	—		776.9

Other income
Interest expense	(11.3)	—	—	—		(11.3)
Loss on corporate reorganization	5.4	—	—	—		5.4
Other income, net	29.3	—	—	(4.0)	f	25.3

Income before taxes	800.3	—	—	(4.0)		796.3

Income tax reversal	(33.9)	—	—	—		(33.9)

Net Income	$834.2	$—	$—	$(4.0)		$830.2

FORDING CANADIAN COAL ROYALTY TRUST
NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET AND STATEMENT OF INCOME
1.  BASIS OF PRESENTATION

On March 27, 2006, Fording Canadian Coal Royalty Trust (the “New Trust”) was created in order to participate in a proposed plan of arrangement (the “Arrangement”) involving, among others, 1231207 Alberta ULC (“Arrangement Co.”), Fording Canadian Coal Trust, the unitholders of Fording Canadian Coal Trust, the unitholders of the New Trust, Fording LLC, Fording (GP) ULC and Fording Limited Partnership.

The accompanying unaudited pro forma consolidated financial statements of the New Trust have been prepared by those persons that will become management of the New Trust in the event that the Arrangement is completed, to reflect the consolidated financial position of the New Trust as if the Arrangement had become effective on January 1, 2005.

The pro forma consolidated balance sheet and consolidated statement of income have been prepared from and should be read in conjunction with the audited annual consolidated financial statements of Fording Canadian Coal Trust at December 31, 2005 and for the year then ended.

The accounting policies of the New Trust are consistent with those disclosed in the audited consolidated financial statements of the Fording Canadian Coal Trust as at and for the year ended December 31, 2005.

The accompanying unaudited pro forma consolidated financial statements of the New Trust are not necessarily indicative of the results of operations or financial position which would have occurred had the Arrangement occurred on the dates noted and therefore may not be representative of the operating results or financial condition of the New Trust in future periods.
2.  PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated balance sheet and statement of income gives effect to the following assumptions and adjustments:

a.	The Arrangement in the form attached as Appendix “G” to the Notice of Annual and Special Meeting of Unitholders, Management Information Circular and Notice of Petition dated March 31, 2006 that the unitholders will be asked to approve at the Annual and Special Meeting of Unitholders to be held on May 2, 2006, was approved by unitholders and all conditions to the Arrangement were satisfied or waived such that the Arrangement became effective on January 1, 2005.

The Arrangement has been accounted for as if the New Trust has always carried on the business formerly carried on by Fording Canadian Coal Trust, its predecessor. Accordingly, the monetary values ascribed to the classes of unitholders’ equity reflects the financial position and results of operations of Fording Canadian Coal Trust.

b.	The New Trust and Arrangement Co. were incorporated as at January 1, 2005.

c.	100 common shares of Arrangement Co. were issued for cash consideration of $0.01 each.

d.	10 units of the New Trust were issued for cash consideration of $45 each.

e.	All issued units of the Fording Canadian Coal Trust are exchanged for units of the New Trust.

f.	Additional costs associated with the Arrangement are estimated to be $4 million.

1231207 ALBERTA ULC
BALANCE SHEET AS AT MARCH 24, 2006

March 30, 2006
Auditors’ Report
To the Director of
1231207 Alberta ULC
We have audited the balance sheet of 1231207 Alberta ULC as at March 24, 2006. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.
We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.
In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Company as at March 24, 2006 in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Calgary, Alberta
PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

1231207 ALBERTA ULC
BALANCE SHEET

As at March 24

2006

(Canadian dollars)
Assets

Current assets
Cash	$1

Shareholder’s equity

Share capital (note 3)	$1

Approved by:
“M.A. Grandin”

M.A. Grandin, Director

1231207 ALBERTA ULC
NOTES TO BALANCE SHEET
1.  NATURE OF OPERATIONS

1231207 Alberta ULC was incorporated under the Business Corporations Act (Alberta) on March 24, 2006. Its principal business activity is investments. It was created in order to participate in a proposed plan of arrangement involving, among others, Fording Canadian Coal Royalty Trust, Fording Canadian Coal Trust, the unitholders of Fording Canadian Coal Trust, the unitholders of Fording Canadian Coal Royalty Trust, Fording LLC, Fording (GP) ULC and Fording Limited Partnership. The proposed plan of arrangement is subject to unitholder and certain judicial and regulatory approvals.
2.  BASIS OF PRESENTATION

This balance sheet has been prepared in accordance with generally accepted accounting principles in Canada.
3.  SHARE CAPITAL
        Authorized:

An unlimited number of common shares.
        Issued

On March 24, 2006, 100 common shares were issued for cash consideration of $0.01 each.

APPENDIX “J”
FORDING CANADIAN COAL TRUST
STATEMENT OF GOVERNANCE PRACTICES

CORPORATE GOVERNANCE PRACTICES — NATIONAL INSTRUMENT 58-101 —
DISCLOSURE OF CORPORATE GOVERNANCE PRACTICE
Composition of the Trustees and Board of Directors
Board Size
      The Declaration of Trust requires that there be no fewer than seven and no more than nine Trustees. There are currently seven Trustees. The Governance Committee of the Trustees, as part of its annual assessment of Trustee effectiveness, considers and makes a recommendation on the number of Trustees at the time it makes its recommendation of nominees for election as Trustees.
      The Memorandum and Articles of Association of Fording ULC require that there be no fewer than seven and no more than nine Directors. The Board of Directors is currently comprised of eight Directors. The Governance Committee of the Board of Directors has the same responsibilities in relation to the Board of Directors as the Governance Committee of the Trust has in relation to the Trustees.
      Three individuals who are Trustees also serve as Directors: Michael A. Grandin, Michael S. Parrett, and Harry G. Schaefer. Serving in both capacities is permissible provided a majority of Directors are not also Trustees. This arrangement contributes to the efficiency of governance processes.
Separation of Chair and Chief Executive Officer Positions
      The Declaration of Trust and the Memorandum and Articles of Association of Fording ULC provide for the Chair and Chief Executive Officer of each of the Trust and Fording ULC to be appointed from the Independent Trustees and the ULC Independent Directors, respectively. As the appointment of the Chief Executive Officer results in the incumbent being an officer of the Trust and Fording ULC, the Trustee or Director appointed to the position no longer meets the technical definition of “independence” set forth in National Instrument 58-101 — Disclosure of Corporate Governance Practices. However, the Chief Executive Officer is not an officer of Elk Valley Coal or of any of its subsidiaries and is not responsible for the day-to-day management of the affairs of the Trust or the business and affairs of Fording ULC, which rests with the President. Accordingly, it is not necessary that the positions of Chair and Chief Executive Officer of the Trust and Fording ULC be held by separate individuals in order to enhance the independence of the Trustees and the Board from management of the Trust and Fording ULC and their subsidiaries. Michael A. Grandin has served as Chair and Chief Executive Officer of each of the Trust and Fording ULC since the formation of the Trust in 2003.
Independence
      A majority of the Trustees and a majority of Directors are independent, as recommended by National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”) and in compliance with applicable NYSE rules. Four of seven Trustees and five of eight Directors have been determined to be independent as follows:

Trustees		Directors

Independent	Related	Independent	Related

John B. Zaozirny	Michael A. Grandin	Dawn L. Farrell	Michael A. Grandin
Harry G. Schaefer	Lloyd I. Barber	Richard T. Mahler	Donald R. Lindsay
Peter Valentine	Robert J. Wright	Harry G. Schaefer	David A. Thompson
Michael S. Parrett		Michael S. Parrett
Thomas J. O’Neil
      See “Annual Meeting Business — Election of Trustees — Information Regarding Nominees for Election as Trustees”, “Annual Meeting Business — Approval of Election of Directors of Fording ULC — Information Regarding Nominees for Approval as Directors” and the NYSE checklist below for an explanation of the determination of independence that the Trustees and Board of Directors have made in respect of each Trustee and Director.
Meetings of Independent Trustees and Directors
      The Independent Trustees and the ULC Independent Directors hold regularly scheduled meetings at which the related Trustees and Directors and management are not present. The Independent Trustees and the ULC Independent Directors each met four times in 2005. For summaries of the attendance of Trustees and Directors at Trustee or Director meetings, as applicable, see “Annual Meeting Business — Election of Trustees — Attendance of Trustees” and “Annual Meeting Business — Approval of Election of Directors of Fording ULC — Attendance of Directors”.
Trustees’ and Board of Directors’ Mandates
      The Trustees have developed and approved a written mandate for the Trustees, which is attached as Schedule “A” to this Statement of Governance Practices, and comprehensive Corporate Governance Guidelines. The Trustees have also clearly defined the limits of management authority by adopting General Authority Guidelines that:

(a)	delegate responsibility to the Chief Executive Officer of the Trust for the overall management of the Trust;

(b)	identify matters which require specific authorization by the Trustees or one of the Trustees’ committees; and

(c)	identify matters which will be subject to periodic review by the Trustees or one of the Trustees’ committees including reviewing the executive succession plans annually.
      The Board of Directors have adopted the same procedures and established similar authority guidelines for the Chief Executive Officer of Fording ULC.
      The Corporate Governance Guidelines and the General Authority Guidelines can both be found on the Trust’s website at www.fording.ca.
Position Descriptions
      The Trustees have developed and approved a position description for the Chair and Chief Executive Officer of the Trust, which complies with the requirements established in the mandate for the Trustees. The Governance Committee of the Trustees annually reviews the position description and conducts an annual review of the performance of the Chair and Chief Executive Officer of the Trust.
      The Board of Directors has developed and approved a position description for the Chair and Chief Executive Officer of Fording ULC and has adopted similar processes to those of the Trust with respect to the mandate of the Board and position description for, and annual review of the performance of, the Chair and Chief Executive Officer of Fording ULC.
      Position descriptions for the chair of each committee are included in each committee charter. In addition, the responsibilities of committee chairs are addressed in the Corporate Governance Guidelines.
Orientation and Continuing Education
      The Governance Committee of the Trustees oversees an orientation and education program for new Trustees and facilitates ongoing educational opportunities for all Trustees. Orientation presentations are made to new Trustees in respect of their duties as Trustees and the business of Elk Valley Coal and NYCO. A comprehensive review of the businesses in which the Trust has invested is conducted annually as part of the strategic planning process and presentations are scheduled throughout the year on relevant topics (See “Annual Meeting Business — Approval of Election of Directors of Fording ULC — Trustee and Director Orientation” for a listing of such presentations). Trustees are also able to arrange orientation tours of operations according to their individual schedules.
      Trustees are provided with a reference manual which contains the Declaration of Trust, governance guidelines and charters of the Trustees and their committees, Trustee policies and the Joint Code of Business Conduct, material agreements and investor and Unitholder information. The reference manual is updated quarterly. Trustees are provided with memberships in the Institute of Corporate Directors or a similar organization to provide Trustees with access to relevant continuing education courses and materials.
      The Governance Committee of the Board of Directors has similar orientation and continuing education procedures.
Code of Business Conduct and Ethics
      The Trustees and the Board of Directors have adopted a Joint Code of Business Conduct for the Trustees, Directors, officers, and employees of the Trust and its subsidiaries. The Code is reviewed annually to ensure that it meets current regulations and governance standards. The Audit Committee charter requires that each Trustee, Director and officer annually report on compliance with the Code. All other employees are required to report on compliance and reconfirm their obligations under the Code at least every three years. Compliance issues are ultimately reported to the Trustees or Board of Directors, as applicable.

      In compliance with the EVC Partnership Agreement, Elk Valley Coal has adopted and implemented a code of conduct acceptable to the ULC Independent Directors with respect to the officers and employees of Elk Valley Coal and the directors, officers and employees of Elk Valley Coal’s subsidiaries.
      The Joint Code of Business Conduct is available at the Trust’s website at www.fording.ca.
Encouraging Ethical Conduct
      In addition to the foregoing, the Trust has adopted a Whistleblower Policy and established a whistleblower hotline. The hotline is operated by a third party service provider to provide an anonymous way for employees to report unethical behaviour.
Conflicts of Interest
      The Declaration of Trust and the Memorandum and Articles of Association of Fording ULC contain procedures to be followed by Trustees, Directors and officers in cases of conflict of interest, in order to preserve the independence of the body considering transactions and agreements in respect of which a Trustee, Director or officer has a material interest. Generally, these provisions require Trustees, Directors and officers to disclose all actual or potential conflicts of interest and refrain from voting on matters in which the Trustee, Director or officer has a conflict of interest. In addition, the Trustee or Director, as applicable, is required to excuse himself or herself from any discussion or decision on any matter in which he or she is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.
Nomination and Compensation
Nomination Process
      The Trustees have delegated to their Governance Committee the responsibility for identifying candidates to serve as Trustees and recommending qualified Trustee candidates to be nominated for election as Trustee.
      The Board of Directors have delegated to its Governance Committee the same responsibilities in relation to the Directors.
      In 2005, the Governance Committees engaged an external search firm specializing in the recruitment of board members to assist the Governance Committee of the Board of Directors in identifying potential candidates for nomination as a Director, to further the development of a formal, rigorous and transparent nomination process and to assist in the creation of a pool of potential candidates. The Governance Committees of the Trustees and the Board of Directors also developed processes to identify the range of skills needed and the skills that the current Trustees and Directors possess in order to assist in the selection of potential candidates.
Compensation Process
      The Governance Committee of the Trustees is also responsible for making recommendations as to the form and amount of compensation for Trustees. The Governance Committee of the Trustees reviews Trustee compensation annually and formulates its recommendations with the assistance of Towers Perrin Human Resource Consultants (the “Independent Compensation Consultant”), who provide market information. In reaching its recommendation, the Governance Committee of the Trustees considers the types and amounts of compensation paid to directors and trustees in a comparator group selected by the Governance Committee of the Trustees with the assistance of the Independent Compensation Consultant in light of the risks and responsibilities of being a Trustee.
      The Governance Committee of the Board of Directors has the same responsibilities in relation to the Board of Directors and participates in the external review process with the Governance Committee of the Trustees.
      See “Compensation of Trustees and Directors” for the form and amount of compensation paid to Trustees and Directors and the Unit ownership requirements.
      The compensation of the management of Elk Valley Coal, including the executives that also serve as officers of the Trust and Fording ULC, is determined by the managing partner of Elk Valley Coal. The Governance Committee of Fording ULC reviews such determination in light of information provided by Mercer Human Resource Consulting, who are retained by management of Elk Valley Coal to provide market data.

Committee Membership
      The Governance Committees of the Trustees and the Governance Committee of the Board of Directors are comprised entirely of Independent Trustees and ULC Independent Directors, respectively.
Responsibilities and Powers
      The charter of the Governance Committee of the Trustees describes the Governance Committee’s responsibilities and powers. Generally, the Governance Committee of the Trustees is responsible for:

(a)	overseeing and assessing the functioning of the Trustees and the committees of the Trustees and for the development, recommendation to the Trustees, implementation and assessment of effective corporate governance principles;

(b)	identifying candidates to serve as a Trustee and recommending to the Trustees qualified Trustee candidates for election at the next annual meeting of unitholders;

(c)	overseeing Trustee and Trust employee remuneration and compensation together with oversight of the evaluation of management; and

(d)	reviewing and/or approving any other matter specifically delegated to the Governance Committee by the Trustees and undertaking on behalf of the Trustees such other corporate governance initiatives as may be necessary or desirable to enable the Trustees to provide effective corporate governance for the Trust and contribute to the success of the Trust and enhance unitholder value
      The Governance Committee of the Board of Directors has the same responsibilities in relation to Directors.
      The full text of the Trustees’ and the Board of Directors’ Governance Committee charters can be found on the Trust’s website at www.fording.ca.
Other Board Committees
Environmental, Health, and Safety Committee
      The Board of Directors have constituted an Environmental, Health and Safety Committee to provide oversight of the environmental, health, and safety performance of the operations of Fording ULC and monitor the environmental, health, and safety performance of the Trust’s other subsidiaries. With respect to Elk Valley Coal and its subsidiaries, the Environmental, Health and Safety Committee reviews environmental, health and safety performance and makes recommendations to the managing partner of Elk Valley Coal. The managing partner of Elk Valley Coal retains the responsibility for all environmental, health and safety matters relating to Elk Valley Coal.
      In addition, the Environmental, Health and Safety Committee will review and/or approve any other matter specifically delegated to the Environmental, Health and Safety Committee by the Directors, undertake on behalf of the Directors such other initiatives as may be necessary or desirable, and review those portions of any public disclosure documents containing significant information relating to matters within the Environmental, Health and Safety Committee’s mandate.
      The charter of the Environmental, Health and Safety Committee describes its responsibilities and powers. The full text of the charter can be found on the Trust’s website at www.fording.ca.
Engagement of Outside Advisors
      The Trustees have resolved that any Trustee who wishes to engage a non-management advisor to assist on matters involving the Trustee’s responsibilities as a Trustee at the expense of the Trust should review the request with, and obtain the authorization, of the Chair of the Trust, or in the case of a request by the Chair of the Trust, the chair of the Governance Committee of the Trustees. The procedure is set forth in the Trust’s Corporate Governance Guidelines.
      The Board of Directors have adopted a similar procedure in its Corporate Governance Guidelines.
Regular Assessments
      The Governance Committee of the Trustees conducts annual surveys of Trustees, as required by its charter, with respect to their views on the effectiveness of the Trustees, the Chair & Chief Executive Officer of the Trust, each committee of the Trustees, and its chair, and individual Trustees, as applicable. The Governance Committee of the

Trustees reviews the results of the annual surveys of Trustees, attendance at Trustee and committee meetings, competencies and skills each individual brings to the Trust, and each Trustees overall contribution.
      The Governance Committee of the Trustees also conducts an annual assessment of the overall performance and effectiveness of the Trustees, as a whole, each of its committees, the Chair, each committee chair and each Trustee and report on such assessments to the Trustees. The objective of the assessments is to ensure the continued effectiveness of the Trustees in the execution of their responsibilities and contribute to a process of continuing improvement. An assessment of the contributions of each Trustee is reviewed in a meeting between the Chair and each Trustee.
      The Governance Committee of the Board of Directors has the same responsibilities in relation to the Directors.
Other Directorships
      A number of Trustees and Directors are currently directors or trustees of other reporting issuers. See “Annual Meeting Business — Election of Trustees — Information Regarding Nominees for Election as Trustees” and “Annual Meeting Business — Approval of Election of Directors of Fording ULC — Information Regarding Nominees for Approval as Directors”.

GOVERNANCE PRACTICES — NYSE CORPORATE GOVERNANCE RULES

NYSE Corporate	Does the
Governance Rules	Trust Align?	Governance Procedures for Fording Canadian Coal Trust

The Trustees and Board of Directors must affirmatively determine each Trustee’s and Director’s independence and disclose those determinations.	✓	The Trustees are responsible for determining whether a Trustee is a “related” Trustee. The Trustees have assessed the materiality of each Trustee’s relationship with the Trust, Fording ULC and Elk Valley Coal, giving broad consideration to all relevant facts and circumstances, and has determined that the following Trustees are “related”:

• Mr. Grandin is related because he holds the office of Chief Executive Officer.

• Mr. Wright is related as he is a director of Teck Cominco which is a partner of Teck GP, the managing partner of Elk Valley Coal which is the principal investment of the Trust.

• Dr. Barber is related as he is a director of Teck Cominco which is a partner of Teck GP, the managing partner of Elk Valley Coal which is the principal investment of the Trust.

The Trustees have affirmatively determined that each of the remaining Trustees is independent.

The Board of Directors is responsible for determining whether a Director is a “related” Director. The Board of Directors has assessed the materiality of each Director’s relationship with the Trust, Fording ULC and Elk Valley Coal, giving broad consideration to all relevant facts and circumstances, and has determined the following Directors are “related”:

• Mr. Grandin is related because he holds the office of Chief Executive Officer.

• Mr. Thompson is related as he is a director of Teck Cominco which is a partner of Teck GP, the managing partner of Elk Valley Coal, which is the principal investment of Fording LP.

• Mr. Lindsay is related as he is President, CEO, and a director of Teck Cominco which is a partner of Teck GP, the managing partner of Elk Valley Coal, which is the principal investment of Fording LP.

The Board of Directors has affirmatively determined that each of the remaining Directors is independent.

A majority of the Trustees and Directors must be independent.	✓	A majority of Trustees and Directors are independent. Four of seven Trustees and five of eight Directors are independent.

The Declaration of Trust requires that a majority of Trustees be independent. In addition, Unitholders of the Trust are entitled to approve the election of the Directors. Like the Trust, a majority of the Directors must be independent. The definition of independence set forth in the Declaration of Trust is more stringent than the definition set forth in National Instrument 58-101 — Disclosure of Corporate Governance Practices and applicable NYSE rules.

Non-management Trustees and Directors must meet at regularly scheduled executive sessions without management.	✓	None of the Trustees or Directors are members of management of Elk Valley Coal. To ensure the independence of the Trust and Fording ULC from Elk Valley Coal, a Trustee selected by the Independent Trustees serves as Chair & Chief Executive Officer of the Trust and a Director selected by the ULC Independent Directors serves as Chair & Chief Executive Officer of Fording ULC. The Chair & Chief Executive Officer receives compensation as a Trustee and Director and does not participate in the compensation plans or pension arrangements of management.

During regularly scheduled meetings of the Trustees and the Board, the Independent Trustees and the ULC Independent Directors meet without related Trustees and Directors present and without management present. The Independent Trustees and ULC Independent Directors met four times during 2005.

The Corporate Governance Guidelines of the Trustees and the Board of Directors provide for in camera sessions without members of management present to be held in conjunction with every regularly scheduled meeting. Matters arising from in camera sessions are communicated to management, as appropriate, by the Trustees or Directors.

NYSE Corporate	Does the
Governance Rules	Trust Align?	Governance Procedures for Fording Canadian Coal Trust

There must be a nominating / corporate governance committee composed entirely of independent Trustees/Directors;

and

the nominating / corporate governance committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.	✓	The Trustees have established a Governance Committee comprised entirely of Independent Trustees that is responsible for identifying candidates to serve as Trustees and recommending qualified Trustee candidates to be nominated for election as Trustees.

The charter of the Governance Committee of the Trustees, which outlines the Committee’s responsibilities and powers, is available on the Trust’s website at www.fording.ca.

The charter requires that the Governance Committee of the Trustees conduct annual surveys of Trustees with respect to their views on the effectiveness of the Trustees, the Chair & Chief Executive Officer, each committee of the Trustees, and its Chair and individual Trustees; as applicable. The Governance Committee of the Trustees reviews the results of the annual surveys, attendance at Trustee and committee meetings, competencies and skills each individual is expected to bring to the Trust, and each Trustee’s overall contribution.

The charter also requires that the Governance Committee of the Trustees conduct an annual assessment of the overall performance and effectiveness of the Trustees, as a whole, each of its committees, the Chair, each committee chair and each Trustee and report on such assessments to the Trustees. The objective of the assessments is to ensure the continued effectiveness of the Trustees in the execution of their responsibilities and contribute to a process of continuing improvement. An assessment of the contributions of each Trustee is reviewed in a meeting between the Chair and each Trustee.

The Board of Directors has established a Governance Committee comprised entirely of ULC Independent Directors that has the same responsibilities in relation to the Directors. See “Annual Meeting Business — Election of Trustees — Information Regarding Nominees for Election as Trustees” and “Annual Meeting Business — Approval of Election of Directors of Fording ULC — Information Regarding Nominees for Approval as Directors” for a list of committee members.

There must be a compensation committee composed entirely of independent Trustees/Directors and the compensation committee must have a written charter that addresses: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.	✓	The Governance Committee of the Trustees acts as the compensation committee for the Trust and it is composed entirely of Independent Trustees.

See the description of the Governance Committee charter above.

NYSE Corporate	Does the
Governance Rules	Trust Align?	Governance Procedures for Fording Canadian Coal Trust

The audit committee must have a minimum of three members all of whom are independent;

and

The audit committee must have a written charter that address: (i) the committee’s purpose and responsibilities; and (ii) an annual performance evaluation.	✓	The Declaration of Trust and the Memorandum and Articles of Association of Fording ULC require that the Audit Committee of each of the Trust and Fording ULC be comprised entirely of Independent Trustees and ULC Independent Directors.

Each Audit Committee is comprised of three members and has a charter which defines its roles and responsibilities. The charters are reviewed annually with the assistance of external counsel to ensure compliance with applicable Canadian and United States guidelines and rules. See “Annual Meeting Business — Election of Trustees — Information Regarding Nominees for Election as Trustees” and “Annual Meeting Business — Approval of Election of Directors of Fording ULC — Information Regarding Nominees for Approval as Directors” for a list of committee members.

All members of each Audit Committee must be “financially literate” (as that term is interpreted by the Trustees and the Board of Directors, as the case may be, in their business judgment, with reference to Multilateral Instrument 52-110 — Audit Committee and applicable NYSE rules), or must become financially literate within a reasonable period of time after appointment to the Audit Committee. At least one member of each Audit Committee must also have “accounting or related financial management expertise” (as determined by the Trustees or Board of Directors, as the case may be, in their business judgment).

The Governance Committees, in accordance with their charters, evaluate the performance of each of the Audit Committees, their respective Chairs, and their respective Audit Committee members annually.

The Trust must have an internal audit function.	✓	The Trustees and the Board of Directors are responsible for determining the appropriate internal audit function and processes for the Trust and Fording. The Board of Directors oversees the internal audit function for Elk Valley Coal and receives and reviews internal audit reports prepared by the managing partner’s internal auditors in respect of Elk Valley Coal’s operations. The Trust’s investment in Elk Valley Coal is its only material asset and the Trust’s proportional interest in Elk Valley Coal are included in the consolidated financial statements of the Trust.

The Trust must adopt and disclose corporate governance guidelines.	✓	The Governance Committee of the Trustees is responsible for developing recommendations in respect of corporate governance guidelines in response to corporate governance issues and monitoring adherence to approved guidelines. The Governance Committee of the Trustees is also responsible for this report on Governance Practices.

The Corporate Governance Guidelines are available at the Trust’s website at www.fording.ca.

The Governance Committee of the Board of Directors has the same responsibilities in relation to the Board of Directors and has reviewed the contents of this report on Governance Practices.

The Trust must adopt and disclose a code of business conduct and ethics.	✓	The Trustees and Directors have adopted a Joint Code of Business Conduct for the Trust, Fording ULC, and their subsidiaries other than for Elk Valley Coal and its subsidiaries. In compliance with the EVC Partnership Agreement, Elk Valley Coal has adopted and implemented a code of conduct acceptable to the ULC Independent Directors with respect to officers and employees of Elk Valley Coal and the directors, officers and employees of Elk Valley Coal’s subsidiaries.

The Code of Business Conduct is available at the Trust’s website at www.fording.ca.

GOVERNANCE PRACTICES — SARBANES-OXLEY ACT AND RELATED U.S. REQUIREMENTS

Sarbanes-Oxley Act
and Related U.S.	Does the
Requirements	Trust Align?	Governance Procedures for Fording Canadian Coal Trust

The President and the CFO must certify among other things, that the financial statements and other financial information contained in the Trust’s annual report filed with the United States Securities and Exchange Commission (the “SEC”) fairly present the financial condition of the Trust	✓	The Trust prepares and files annually President and CFO certifications certifying that the financial statements and other financial information contained in the Trust’s annual report filed with the SEC on Form 40-F fairly present the financial condition of the Trust.

The Trust has formal due diligence and control procedures designed to ensure that all material financial information is included in its financial statements and other reported financial information.

The President and the CFO must certify, among other things, that the Trust’s annual report filed with the SEC: (i) does not contain an untrue statement of material fact; and (ii) that the financial information in its annual filing fairly presents the financial condition of the Trust.	✓	The Trust prepares and files annually President and CFO certifications certifying, that the Trust’s annual report filed with the SEC on Form 40-F does not contain an untrue statement of material fact, and that the financial information in its annual filing fairly presents the financial condition of the Trust.

The Trust has formal due diligence and other procedures designed to ensure that its public disclosure is accurate and that all material financial information is included in its financial statements and other reported financial information.

The Trust must disclose the President’s and CFO’s conclusions on the effectiveness of the Trust’s disclosure controls and procedures.	✓	As part of the certification process relating to the material that is filed with the SEC, including consolidated financial statements, the President and the CFO certify that they are satisfied with the effectiveness of the Trust’s disclosure controls and procedures.

In 2005, the Trust’s disclosure controls were tested by Teck GP’s internal audit group and by an external audit firm and the results were provided to the Joint Trust and Fording ULC Disclosure Committee, which is comprised of Elk Valley Coal’s senior management and the officers of the Trust. The Joint Trust and Fording ULC Disclosure Committee provided its report to the President and the CFO, as well as the Trustees and Directors, confirming that appropriate disclosure controls exist and are operating effectively.

The Trust must have disclosure controls and procedures to ensure that all material information flows to those persons responsible for the Trust’s public disclosures.	✓	The Trustees and Directors have approved a Joint Trust and Fording ULC Disclosure Committee charter. That charter outlines the membership of the Disclosure Committee, which is comprised of the Trust’s officers and Elk Valley Coal’s senior management. The charter outlines the duties of the Disclosure Committee and provides that all disclosure made by the Trust to its Unitholders or to the broader investment community must be accurate and complete, fairly present in all material respects the Trust’s financial condition and its results of operation, and is made on a timely basis and in compliance with applicable laws, rules, and regulations.

The role of the Disclosure Committee, together with the Disclosure Policy of the Trust and Fording ULC that has been approved by the Trustees and Directors, is intended to foster an environment where information flows upward within the organization to the Disclosure Committee and to the President and CFO.

The Trust must have a written code of ethics and conduct applicable to senior financial officers and the President, and must disclose any waivers of the code.	✓	The Trustees and the Board of Directors have adopted a Joint Code of Business Conduct that applies to all Trustees, Directors, and officers of the Trust and Fording ULC.

The ULC Independent Directors have also approved Elk Valley Coal’s Code of Business Conduct that applies to the employees of Elk Valley Coal.

There have been no waivers of either Code.

Sarbanes-Oxley Act
and Related U.S.	Does the
Requirements	Trust Align?	Governance Procedures for Fording Canadian Coal Trust

The Trust must disclose the identity of the financial expert on the audit committee.	✓	All members of the Audit Committee of the Trustees and the Audit Committee of the Board of Directors are “financially literate” (as that term is interpreted by the Trustees and the Board of Directors, as the case may be, in their business judgment, with reference to Multilateral Instrument 52-110 — Audit Committees and applicable NYSE rules). At least one member of each Audit Committee must also have “accounting or related financial management expertise” (as determined by the Trustees or Board of Directors, as the case may be, in their business judgment).

The Trustees and Directors have determined that Mr. Harry Schaefer, Chair of the Audit Committees of the Trustees and the Board of Directors, is an audit committee financial expert.

The Audit Committee must establish policies and procedures for pre-approval of audit and permitted non-audit services.	✓	The Audit Committee of the Trustees and the Audit Committee of the Board of Directors have established policies and procedures for pre-approval of audit and permitted non-audit services.

The Trust must have in place procedures for the treatment of complaints regarding, and for the submission by employees of complaints relating to, accounting and auditing matters.	✓	The Trust has adopted a whistleblower policy. This policy contains procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls, and auditing matters, as well as environmental, health, and safety concerns.

The Trust also has a whistleblower hotline that allows for the confidential submission by employees, Unitholders, and other third parties of concerns relating to such matters.

The whistleblower policy and details regarding the whistleblower hotline can be found at the Trust’s website at www.fording.ca.

The Trust must have a process in place to protect employees who have provided information or assisted in an investigation of securities fraud or related crimes.	✓	The Trust’s whistleblower policy provides for the protection of employees who raise such issues or assist in their investigation.

TRUSTEE / DIRECTOR INDEPENDENCE STANDARDS
      A majority of the Trustees and Directors are independent, as required by the CSA’s National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”) and applicable NYSE listed company corporate governance rules. To be considered to be independent under these rules, the Trustees and the Directors must determine that a Trustee or Director has no direct or indirect material relationship with the Trust, Fording ULC or Elk Valley Coal. A material relationship is a relationship that could, in the view of the Trustees and Directors, be reasonably expected to interfere with the exercise of a Trustee’s or Director’s judgment independent of management. In certain circumstances, a Trustee or Director will be deemed to be not independent.
      In order to determine if a Trustee or Director is independent, the Trustees and Directors complete a relatedness survey that is based on NP 58-201 and applicable NYSE rules. Based on the responses that are received, a determination is made with the assistance of management and external counsel.
      The survey tests independence by asking the Trustees and Directors if any of the following apply to them:
      With respect to NP 58-201:

1.	A director is independent if the member has no direct or indirect material relationship with the issuer.

2.	A material relationship is a relationship which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of a member’s independent judgment.

3.	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer if:

(a)	an individual who is, or has been, an employee or executive officer of the issuer, unless the prescribed period(1) has elapsed since the end of the service of employment;

(b)	an individual whose immediate family member(2) is, or has been, an executive officer of the issuer, unless the prescribed period(1) has elapsed since the end of the service of employment;

(c)	an individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the issuer, unless the prescribed time(1) has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(d)	an individual whose immediate family member* is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the issuer, unless the prescribed period(1) has elapsed since the person’s relationship with the internal or external auditor, or the auditing relationship, has ended;

(e)	an individual who is, or has been, or whose immediate family member(2) is or has been, employed as an executive officer of any entity if any of the issuer’s current executive officers serve on the entity’s compensation committee, unless the prescribed period(1) has elapsed since the end of the service of employment;

(f)	An individual who:

(i)	has a relationship with the issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice chair of the board or any board committee; or

(ii)	receives, or whose immediate family member(2) receives, more than $75,000 per year in direct compensation from the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice chair of the

(1)	“Prescribed time” is the shorter of (a) the period commencing on March 30, 2004 and ending immediately prior to the determination required by subsection (3); and (b) the three year period ending immediately prior to the determination required by subsection (3).

(2)	“Immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of the individual or immediate family member) who shares the individual’s home.

board or any board committee, unless the prescribed period(1) has elapsed since he or she ceased to receive more than $75,000 per year in compensation.

(g)	An individual who is an affiliated entity of the issuer or any of its subsidiary entities.
      Applicable NYSE rules:

1.	A director who is an employee, or whose immediate family member(1) is an executive officer, of the issuer is not independent until three years after the end of such employment relationship. However, employment as an interim Chairman or CEO does not disqualify a director from being considered independent following that employment.

2.	A director who receives, or whose immediate family member(1) receives, more than $100,000 per year in direct compensation from the issuer, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation.

3.	A director is not independent if during the previous 3 years:

(a)	the director was affiliated with or employed by, or a member of the director’s immediate family(1) was affiliated with or employed in a professional capacity by, the issuer’s present or former internal or external auditor;

(b)	the director was employed, or a member of the director’s immediate family(1) was employed, as an executive officer of another entity where any of the issuer’s present executives serve on the first mentioned entity’s compensation committee;

(c)	the director was an executive officer or an employee, or a member of the director’s immediate family(1) was an executive officer, of an entity that made payments to, or received payments from, the issuer for property or services in an amount which, in any single fiscal year, exceeded the greater of $1 million, or 2% of such other entity’s consolidated gross revenues.

(1)	“Immediate family member” includes your spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees) who shares your home.

(2)	Does not include compensation received by a director for former service as an interim CEO or compensation received by an immediate family member(1) for service as a non-executive employee of the issuer.

SCHEDULE “A”
FORDING CANADIAN COAL TRUST
MANDATE FOR THE BOARD OF TRUSTEES
      The term “Trust” herein shall refer to Fording Canadian Coal Trust and the term “Board” shall refer to the board of trustees of the Trust.
      The Board is elected by the unitholders and is responsible for the stewardship of the affairs of the Trust. The Board seeks to discharge such responsibility by reviewing and discussing the Trust’s investments, and in monitoring the stewardship of Fording (GP) ULC by Fording (GP) ULC’s board of directors, including the discharge of Fording (GP) ULC’s responsibilities as manager of the Trust’s subsidiaries (other than Fording (GP) ULC and its subsidiaries) (collectively, the “Trust Subsidiaries”).
      The Board is responsible for establishing and maintaining a culture of integrity in the conduct of the affairs of the Trust. The Board seeks to discharge this responsibility by satisfying itself as to the integrity of the Chair & Chief Executive Officer and other senior management and by overseeing and monitoring management to ensure a culture of integrity is maintained.
      Although trustees may be elected by the unitholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Trust must be paramount at all times.
DUTIES OF TRUSTEES
      The Board discharges its responsibilities directly and through its committees, the Audit Committee, and the Governance Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing the affairs of the Trust, principal duties include, but are not limited to the following categories:
Oversight of Trust Officers

1.	The Board has the responsibility for approving the appointment of the Chief Executive Officer and any other officers of the Trust (collectively, the “Trust Officers”), and must satisfy itself as to the integrity of the Officers and that the Officers create a culture of integrity throughout the organization.

2.	The Board has the responsibility of approving the compensation of the Chief Executive Officer and any Trust officers, following a review of the recommendations of the Governance Committee.

3.	The Board has delegated authority to the Chief Executive Officer for the overall management of the Trust, including strategy and operations to ensure the long term success of the Trust and to maximize unitholder value. This delegation is subject to General Authority Guidelines in Schedule “A” that require either prior authorization by the Board or periodic review by the Board in respect of specified matters.

4.	The Board may from time to time delegate authority to the Trust Officers, subject to specified limits. Matters which are outside the scope of the authority delegated to the Trust Officers and material transactions are reviewed by and subject to the prior approval of the Board.
Board Organization

5.	The Board will respond to recommendations received from the Governance Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and trustee compensation.

6.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the approval of interim financial results, the conduct of performance evaluations and oversight of internal controls systems and disclosure controls and procedures, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

7.	The Board has delegated to the Governance Committee responsibility for developing the Trust’s approach to corporate governance, including the development of the Corporate Governance Guidelines.

Monitoring of Financial Performance and Other Financial Reporting Matters

8.	As an investor, the Board will review and may question the strategies and plans of Fording (GP) ULC, including Fording (GP) ULC’s strategies and plans for,

(a)	Elk Valley Coal Partnership in Fording (GP) ULC’s capacity as general partner of Fording Limited Partnership; and

(b)	The Trust Subsidiaries, in Fording (GP) ULC’s capacity as manager of the Trust Subsidiaries.

9.	The Board is responsible for considering appropriate measures it may take as an investor in entities in which it has an interest if the performance of any such entity falls short of its goals or other special circumstances warrant.

10.	The Board shall be responsible for approving the audited financial statements of the Trust and the notes and Management’s Discussion and Analysis accompanying such financial statements.

11.	The Board is responsible for reviewing and approving material transactions involving the Trust and those matters which the Board is required to approve under the Declaration of Trust including the payment of distributions, the purchase and issuance of units, acquisitions and dispositions of material assets by the Trust and material expenditures by the Trust.
Policies and Procedures

12.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Trust is operated;

(b)	approving policies and procedures designed to ensure that the Trust operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

(c)	enforcing obligations of the trustees respecting confidential treatment of the Trust’s proprietary information and Board deliberations.

13.	The Board has approved a Joint Disclosure Policy respecting communications to the public.
Communications and Reporting

14.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Trust to unitholders, other security holders and regulators on a timely and regular basis;

(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

(c)	overseeing the integrity of the internal control and management information systems of the Trust;

(d)	overseeing the evaluation of the disclosure controls and procedures of the Trust;

(e)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Trust;

(f)	reporting annually to unitholders on its stewardship for the preceding year;

(g)	overseeing the investor relations and communications strategy of the Trust; and

(h)	receiving and responding to feedback from unitholders of the Trust through:

(i)	the Whistleblower Hotline, which provides for an anonymous method of delivering complaints with respect to accounting, auditing, environmental, and health and safety matters, which are ultimately reported to the Board;

(ii)	correspondence specifically addressed to the Board which is received by the investor relations department via mail, email, and phone; and

(iii)	communications received through the Corporate Secretary’s office.

PRINTED IN CANADA
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Fording Canadian Coal Trust Proxy Form — Annual and Special Meeting to be held on May 2, 2006 (the “Meeting”)

IT IS VERY IMPORTANT THAT YOU PROVIDE VOTING INSTRUCTIONS BY COMPLETING AND SIGNING THE REVERSE SIDE OF THIS PAGE.
This proxy is solicited by and on behalf of Management of Fording Canadian Coal Trust
Notes to Proxy
1.	You should indicate your choices on the matters set out on the reverse side of this page by checking the appropriate box. If no choice is specified, your units (“Units”) of Fording Canadian Coal Trust (the “Trust”) will be voted FOR the resolutions described on the reverse side of this page, and in accordance with the proxyholder’s judgment with respect to amendments or variations of the matters set out in the Notice of Annual and Special Meeting or any other matters which may properly come before the Meeting. The Units represented by this proxy will be voted on any ballot that may be called for in accordance with the instructions contained herein.

2.	To be valid, this proxy must be dated and signed by you, as the registered holder of the Units represented by this proxy (“Unitholder”), or as a person named as a proxyholder in respect of the Meeting in an omnibus proxy containing a power of substitution pursuant to applicable securities laws, or by your attorney. Please sign the proxy in the exact manner as the name appears above.

3.	If the Units represented by this proxy are registered in the name of an individual, such individual may provide voting instructions by completing and returning this proxy by mail, courier or hand delivery to the address noted above, or by Internet or telephone.

4.	If the Units represented by this proxy are registered in the name of a corporation, trust, partnership or other form of organization, the most efficient method of delivering voting instructions in respect of those Units is by mail, courier or hand delivery to the address noted above. In such circumstances, the proxy must be executed by a duly authorized officer or attorney of such organization. Such organizations should not provide voting instructions by Internet or by telephone.

5.	If the Units represented by this proxy are registered in the name of an executor, administrator or trustee, please sign exactly in the same manner as the Units are registered.

6.	If the Units represented by this proxy are registered in the name of a deceased Unitholder, the Unitholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the deceased Unitholder must be attached to this proxy.

7.	If the Units represented by this proxy are registered in the name of more than one owner (for example, joint ownership), then all those registered owners must sign this proxy.

8.	If the proxy is not dated, it will be deemed to bear the date on which it is mailed to the Unitholder.
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9.	All Unitholders should refer to the Notice of Annual and Special Meeting of Unitholders, Management Information Circular and Notice of Petition of the Trust dated March 31, 2006 (the “Circular”), for further information regarding the Meeting.

10.	If you are unable to attend the Meeting, but wish to be represented, you have the right to appoint a person, who need not be a Unitholder, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Michael A. Grandin or Harry G. Schaefer as your proxyholder (a “Replacement Proxyholder”), you must insert the name of the Replacement Proxyholder in the blank space provided on the reverse side of this page. In such circumstances, the Replacement Proxyholder must attend the Meeting in order to vote on your behalf. Any Unitholder may appoint a Replacement Proxyholder by properly completing this proxy and delivering it by mail, courier or hand delivery to the address noted above. If you are a Unitholder who is an individual, you can also appoint a Replacement Proxyholder by the Internet.

11.	Please return your proxy so as to be received no later than 3:00 p.m. (Mountain Standard Time) on April 28, 2006. Although a prepaid envelope is enclosed, there is no assurance that proxies returned by mail will arrive on time to be counted.
Proxies submitted must be received by 3:00 pm, Mountain Standard Time, on April 28, 2006.
PROVIDE VOTING INSTRUCTIONS USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
• Call the number listed BELOW from a touch tone • Go to the following web site: • You can enroll to receive future securityholder telephone. www.computershare.com/proxy communications electronically, by visiting 1-866-732-VOTE (8683) Toll Free www.computershare.com — click “Enroll for e-delivery” under the Shareholder Services menu.
If you provide voting instructions by telephone or the Internet, DO NOT mail back this proxy.

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Appointment of Proxy
I/We being Unitholders of Fording Canadian Coal Trust hereby appoint:
Michael A. Grandin, or failing him Harry G. Schaefer, Trustees of the Trust

OR

Print the name of the person you are appointing if the person is someone other than the Trust’s appointees named on this form as proxyholder, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Meeting and all adjournments or postponements thereof, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement and hereby revoke any and all previous appointments of proxyholders and proxies previously given for the Meeting including any adjournment or postponement thereof.
Without limiting the generality of the power hereby conferred, the Units represented by this proxy shall be voted as indicated in the appropriate box below.
1. Election of Trustees

	For	Withhold		For	Withhold		For	Withhold

01. LLOYD I. BARBER	☐	☐	04. HARRY G. SCHAEFER	☐	☐	06. ROBERT J. WRIGHT	☐	☐
02. MICHAEL A. GRANDIN	☐	☐	05. PETER VALENTINE	☐	☐	07. JOHN B. ZAOZIRNY	☐	☐
03. MICHAEL S. PARRETT	☐	☐						Fold
2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. DAWN L. FARRELL	☐	☐	04. RICHARD T. MAHLER	☐	☐	07. HARRY G. SCHAEFER	☐	☐
02. MICHAEL A. GRANDIN	☐	☐	05. THOMAS J. O'NEIL	☐	☐	08. DAVID A. THOMPSON	☐	☐
03. DONALD R. LINDSAY	☐	☐	06. MICHAEL S. PARRETT	☐	☐
3. Appointment of Auditors Resolution

FOR or WITHHOLD from passing the ordinary resolution approving the appointment of PricewaterhouseCoopers LLP, Chartered Accountants as independent auditors of the Trust for the ensuing year and authorizing the Trustees of the Trust to fix remuneration of the independent auditors.
For	☐	Withhold	☐
Resolutions

4.	The approval of the “Arrangement Resolution” attached as Appendix “A” to the Circular and as more fully described in the Circular.	For	☐	Against	☐	6.	The approval of the “Rights Plan Amendment Resolution” attached as Appendix “C” to the Circular and as more fully described in the Circular.	For	☐	Against	☐

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5.	The approval of the “Declaration Amendment Resolution” attached as Appendix “B” to the Circular and as more fully described in the Circular.	For	☐	Against	☐	7.	The approval of the “Unit Plan Amendment Resolution” attached as Appendix “D” to the Circular and as more fully described in the Circular.	For	☐	Against	☐
If no voting preferences are indicated above, the Units represented by this proxy shall be voted FOR the election of the above named nominees as Trustees, FOR the election of the above named nominees as Directors, FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accounts as independent auditors, FOR the approval of the Arrangement Resolution, FOR the approval of the Declaration Amendment Resolution, FOR the approval of the Rights Plan Amendment Resolution and FOR the approval of the Unit Plan Amendment Resolution. With respect to amendments or variations regarding the election of Trustees, the election of Directors, the appointment of Auditors, the Arrangement Resolution, the Declaration Amendment Resolution, the Rights Plan Amendment Resolution and/or the Unit Plan Amendment Resolution, or other matters which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the undersigned’s proxyholder to vote on such amendments or variations or such other matters in accordance with the proxyholder’s judgment. By submitting this proxy, the undersigned hereby revokes any proxy previously given.

Authorized Signature(s) — This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date

MM / DD / YY

*Interim Financial Statements Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail. place holder	☐

*Annual Report Mark this box if you do NOT wish to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

*You can also receive these documents electronically — see opposite page for instructions to enroll for electronic delivery. These documents are also available to be viewed at anytime at www.fording.ca

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